As filed with the Securities and Exchange Commission on April 26, 2011

Registration No. 333-173487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM S-11

FOR REGISTRATION UNDER THE

SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Hudson Pacific Properties, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Address, Including Zip Code and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Victor J. Coleman

Chief Executive Officer

Hudson Pacific Properties, Inc.

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julian T.H. Kleindorfer, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Ave. Los Angeles, California 90071 (213) 485-1234	David W. Bonser, Esq. Samantha S. Gallagher, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, D.C. 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Common Stock, par value $.01 per share	$116,925,175	$13,575.01

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase solely to cover overallotments, if any.
(2)	$12,414 of this amount was paid in connection with the filing of the registration statement on Form S-11 (No. 333-173487) on April 14, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated April 26, 2011

PROSPECTUS

6,750,000 Shares

Common Stock

Hudson Pacific Properties, Inc. is a full-service, vertically integrated real estate company focused on owning, operating and acquiring high-quality office properties in select growth markets primarily in Northern and Southern California. We are offering 6,750,000 shares of our common stock, $0.01 par value per share. Concurrently with the completion of this offering, funds affiliated with Farallon Capital Management, L.L.C. will purchase 3,125,000 shares of our common stock at a price per share equal to the public offering price and without payment by us of any underwriting discount or commission.

We are organized and conduct our operations in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including an ownership limit of 9.8% of the outstanding shares of our common stock.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “HPP.” On April 25, 2011, the last reported sale price of our common stock on the NYSE was $14.28 per share.

See “Risk Factors” beginning on page 15 of this prospectus for certain risks relevant to an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to 1,012,500 additional shares of our common stock at the public offering price, less underwriting discounts, within 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock sold in this offering will be ready for delivery on or about             , 2011.

BofA Merrill Lynch   Barclays Capital   Morgan Stanley   Wells Fargo Securities

KeyBanc Capital Markets

The date of this prospectus is             , 2011

You should rely only on the information contained in this prospectus, or in any free writing prospectus prepared by us, or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates that are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as our historical and pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context suggests otherwise, references in this prospectus to “we,” “our,” “us” and “our company” are to Hudson Pacific Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Hudson Pacific Properties, L.P., a Maryland limited partnership of which we are the sole general partner and which we refer to in this prospectus as our operating partnership. Unless otherwise indicated, the information contained in this prospectus is as of December 31, 2010 and assumes (1) that the common stock to be sold in this offering is sold at $14.28 per share which was the last reported sales price on April 25, 2011, (2) that the underwriters’ overallotment option is not exercised and (3) the consummation of the concurrent private placement of 3,125,000 shares of our common stock to funds affiliated with Farallon Capital Management, L.L.C., or Farallon. Additionally, unless otherwise indicated, portfolio property data as of December 31, 2010 relating to square feet, tenants, leasing, rents, commissions, credits and allowances and lease expirations includes the totals of such data for the Rincon Center property, in which we currently own a 51% joint venture interest and which is consolidated in our financial statements.

Hudson Pacific Properties, Inc.

We are a full-service, vertically integrated real estate company focused on owning, operating and acquiring high-quality office properties in select growth markets primarily in Northern and Southern California. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, San Diego, San Francisco, Silicon Valley and the East Bay, which we refer to as our target markets. Our portfolio includes 12 wholly owned properties and a 51% interest in the joint venture that owns the Rincon Center property, which collectively total approximately 4.0 million square feet. These properties are strategically located in many of our target markets.

We were formed as a Maryland corporation in 2009 to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. We completed our initial public offering on June 29, 2010.

We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. We believe Mr. Coleman’s and Mr. Stern’s successful history of operating a publicly traded real estate company, significant expertise in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and access to capital, will allow us to continue to capitalize on the current market opportunity.

We focus our investment strategy on office and media and entertainment properties located in high barrier-to-entry submarkets with growth potential as well as on underperforming properties that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. This strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction. We believe our senior management team’s experience in the California office and media and entertainment sectors positions us to improve cash flow in our portfolio, as well as any newly acquired properties, as the recovery in the California economy and the real estate markets takes hold.

Our portfolio includes 11 office properties, including the Rincon Center property in which we currently own a 51% joint venture interest, comprising an aggregate of approximately 3.1 million square feet, and two state-of-the-art media and entertainment properties, comprising approximately 544,763 square feet of office and support space and approximately 312,669 square feet of sound-stage production facilities. As of December 31, 2010, our office properties were approximately 87.7% leased to approximately 170 tenants and our media and entertainment properties were approximately 72.6% leased to approximately 72 tenants. We also own 1.85 acres of undeveloped land adjacent to our media and entertainment properties, which, together with redevelopment opportunities at our media and entertainment properties, could support over one million square feet of additional office and support space. Our properties are concentrated in premier submarkets that have high barriers to entry with limited supply of land, high construction costs and rigorous entitlement processes.

We intend to elect to be taxed as a REIT for federal income tax purposes on our federal income tax return for our taxable year ended December 31, 2010. We believe that we have operated, and we intend to continue operating, in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year. We conduct substantially all of our business through our operating partnership, of which we serve as the sole general partner. As of December 31, 2010, we owned approximately 89.6% of the outstanding common units of partnership interest in our operating partnership, or common units. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” The remaining 10.4% limited partnership interest in our operating partnership as of December 31, 2010 was owned by certain of our executive officers and directors, certain of their affiliates, and other outside investors, including funds affiliated with Farallon, or the Farallon Funds.

Recent Developments

8.375% Series B Preferred Stock Offering

In December 2010, we completed an offering of 3,500,000 shares of our 8.375% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share, which we refer to in this prospectus as our series B preferred stock (including 300,000 shares sold pursuant to the partial exercise of the underwriters’ overallotment option), at an offering price of $25.00 per share. We received net proceeds from the sale of our series B preferred stock (including the underwriters’ partial exercise of their overallotment option) of approximately $84.7 million after deducting underwriting discounts and commissions (before other transaction costs).

Investment Activities

On August 13, 2010, we acquired the Del Amo Office property and its related ground sublease for $27.5 million in cash (before closing costs and prorations), which was paid with a portion of the proceeds of our initial public offering. The Del Amo Office property is subject to a ground sublease expiring June 30, 2049.

On August 24, 2010, we acquired a leasehold interest in 9300 Wilshire Boulevard, a six-story office building located in Beverly Hills, California, for $15.0 million in cash (before prorations). The 9300 Wilshire Boulevard property is subject to a ground lease expiring August 14, 2032.

On October 8, 2010, we acquired 222 Kearny, a 148,797 square foot, two-building office property located in San Francisco, California, from an unrelated third party for $34.9 million in cash (before prorations), which was funded with $34.5 million of borrowings under our secured revolving credit facility and the remainder from available cash. A portion representing approximately 64% of the building area of the 222 Kearny property (excluding the 180 Sutter building) is subject to a long-term ground lease expiring June 14, 2054. At the time of our acquisition of the 222 Kearny property, it was only 79.2% leased. By employing aggressive leasing strategies, leveraging our extensive tenant relationships and focusing on tenant retention, we have increased the percentage of the property under lease to approximately 94.1% as of April 25, 2011.

On December 16, 2010, we acquired 1455 Market, a 1,012,012 square foot office property located in San Francisco, California for $92.9 million in cash (before prorations) in a sale/leaseback transaction, which was funded with a combination of borrowings under our secured revolving credit facility and available cash.

On December 16, 2010, we acquired a 51% joint venture interest in the Rincon Center property, a 580,850 square foot, two-building office property located in San Francisco, California, from an unrelated third party for $40.3 million in cash (before prorations), which was funded with a combination of borrowings under our secured revolving credit facility and available cash. We acquired the 51% interest in the Rincon Center property subject to project-level financing of $106.0 million. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. However, we cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.” If we complete the acquisition of the remaining 49% interest in the Rincon Center property, we will dissolve the joint venture entity and our operating partnership will own the property through a single-member limited liability company. In addition, we will repay or refinance the $106.0 million loan on the property.

On December 22, 2010, we acquired 10950 Washington, a 158,873 square foot office property located in Culver City, California, from an unrelated third party for $46.0 million in cash (before prorations), which was funded with borrowings under our secured revolving credit facility. The $46.0 million acquisition included the assumption of a $30.0 million loan.

Leasing Activities

We have signed new and renewal leases totaling approximately 140,233 square feet during the first quarter of 2011. These leases include approximately 38,315 square feet at our 222 Kearny property, 29,052 square feet at our Rincon Center property and 33,252 square feet at our 875 Howard Street property. As a result of our leasing activity, we have increased the percentage leased of our 222 Kearny property from 79.2% at the time of acquisition on October 8, 2010 to approximately 94.1% as of April 25, 2011. Similarly, we have increased the percentage leased of our Rincon Center property from 81.1% to approximately 85.2% during the first quarter of 2011 and of our 875 Howard Street property from 65.6% to 78.3% during the first quarter of 2011. Effective January 31, 2011, one of our tenants at our City Plaza property, Master Halco, terminated its lease in exchange for the payment of a termination fee of approximately $2.8 million, or approximately $2.0 million after accounting for non-cash adjustments, including the write-off of non-cash straight-line rent and lease incentive fee.

Distributions

On March 10, 2011, we declared a quarterly dividend to common stockholders of record and our operating partnership declared a quarterly distribution to holders of record of common units, in each case as of March 21, 2011, totaling $3,132,846, or $0.125 per share of common stock and common unit. This quarterly rate represents a 31.6% increase from the prior quarter. The dividend and distribution were paid on March 31, 2011.

On March 10, 2011, our operating partnership declared a quarterly distribution to holders of record of its 6.25% Cumulative Redeemable Convertible Series A Preferred Units, or series A preferred units, as of March 21, 2011, totaling $194,915, or $0.3906 per series A preferred unit. The distribution was paid on March 31, 2011.

On March 10, 2011, we declared a dividend to series B preferred stockholders of record and our operating partnership declared a distribution to us, as holders of record of series B preferred units, in each case as of March 21, 2011, totaling $1,832,040, or $0.52344 per share of series B preferred stock and series B preferred unit. The dividend and distribution were paid on March 31, 2011.

Secured Term Loan

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A., secured by our Sunset Gower and Sunset Bronson media and entertainment properties. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37.0 million of the loan is currently subject to an interest rate contract, which swaps one-month LIBOR to a fixed rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% with respect to $50.0 million of the loan through its maturity on February 11, 2016. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our secured revolving credit facility. As a result, as of April 25, 2011, we had approximately $46.5 million drawn on our secured revolving credit facility.

Amendment to Secured Revolving Credit Facility

On April 4, 2011, we amended our $200 million secured revolving credit facility. As a result of the amendment, the secured revolving credit facility now bears interest at a rate per annum equal to LIBOR plus 250 basis points to 325 basis points (down from 325 basis points to 400 basis points), depending on our leverage ratio, and is no longer subject to a LIBOR floor of 1.50%. The secured revolving credit facility continues to include an accordion feature that allows us to increase the availability by $50.0 million, to $250.0 million, under specified circumstances. The amount available for us to borrow under the secured revolving credit facility remains subject to the lesser of a percentage of the appraisal value of our properties that form the borrowing base of the secured revolving credit facility and a minimum implied debt service coverage ratio. Through the amendment, the loan-to-value threshold for office properties has been increased to 60% (up from 55%) and the debt service coverage ratio for office properties has been reduced to 1.50x (down from 1.60x). The annual fee charged against the unused portion of the secured revolving credit facility has also been reduced to 40 basis points (down from 50 basis points). Our ability to borrow under the secured revolving credit facility remains subject to ongoing compliance with a number of customary restrictive covenants. For more information regarding our secured revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Revolving Credit Facility.”

As a result of the amendment to our secured revolving credit facility, the current amount available for us to borrow under such facility is $139.8 million, of which we have drawn approximately $46.5 million as of April 25, 2011.

Resignation of Director

On April 22, 2011, Mr. Mark Burnett resigned from our board of directors due to his desire to devote more of his time to other work obligations. His resignation was effective as of 12:01 a.m. on April 25, 2011. In tendering his resignation, Mr. Burnett expressed no disagreement with the company. We expect that our board of directors will decrease the number of directors on our board to eight before our 2011 annual stockholders’ meeting, eliminating the vacancy on our board created by Mr. Burnett’s resignation.

Corporate Information

Our principal executive offices are located at 11601 Wilshire Boulevard, Suite 1600, Los Angeles, California 90025. Our telephone number is 310-445-5700. Our Web site address is www.hudsonpacificproperties.com. The information on, or otherwise accessible through, our Web site does not constitute a part of this prospectus.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office and media and entertainment properties and enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

•

Experienced Management Team with a Proven Track Record of Acquiring and Operating Assets and Managing a Public Office REIT. Our senior management team, led by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, has an average of over 20 years of experience in owning, acquiring, developing, operating, financing and selling office properties in California. Since our initial public offering on June 29, 2010, we have acquired six new properties aggregating a total of 2,072,016 square feet, including our joint venture interest in the Rincon Center property, for an aggregate of approximately $401.4 million.

•

Committed and Incentivized Management Team. Our senior management team is dedicated to our successful operation and growth, with no real estate business interests outside of our company. Additionally, upon completion of this offering and the concurrent private placement, our senior management team will own approximately 3.4% of our common stock on a fully diluted basis, thereby aligning management’s interests with those of our stockholders.

•

California Focus with Local and Regional Expertise. We are primarily focused on acquiring and managing office properties in Northern and Southern California, both regions that we believe are well positioned for strong economic recoveries. Additionally, our senior executives have focused their entire real estate careers in California, providing us with a deep knowledge of the major California real estate markets and the local and regional industry participants.

•

Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners, national and regional lenders, brokers, tenants and other participants in the California real estate market. We believe these relationships have provided us with access to attractive acquisition opportunities, including off-market acquisition opportunities. We believe these relationships will continue to provide us access to an ongoing pipeline of attractive acquisition opportunities and potential joint venture partners, both of which may not be available to our competitors.

•

Growth-Oriented, Flexible and Conservative Capital Structure. We believe our flexible and conservative capital structure provides us with an advantage over many of our private and public competitors. We are free from legacy balance sheet issues and have a manageable debt maturity schedule, which allows our management to focus on our business and growth strategies rather than balance sheet repair.

•

Irreplaceable Media and Entertainment Assets in a Premier California Submarket. Our Sunset Gower and Sunset Bronson media and entertainment properties are located on Sunset Boulevard, just off of the Hollywood Freeway, in the heart of Hollywood, and serve as important facilities for major film and television companies. We believe these assets will remain critical to the media and entertainment business, one of Los Angeles’ most important industries, due to their attractive location, a limited supply of developable land and the extensive knowledge required to develop and operate such facilities.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

•

Pursue Acquisitions of Distressed and/or Underperforming Office Properties. We intend to capitalize on the attractive investment environment by acquiring properties at meaningful discounts to our estimates of their intrinsic value. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe that our extensive relationships, coupled with our strong balance sheet and access to capital, will allow us to capitalize on value-add opportunities.

•

Focus on High Barrier-to-Entry Markets. We target in-fill, suburban markets and central business districts primarily in California. These markets have historically had favorable long-term supply/demand characteristics and significant institutional ownership of real estate, which we believe have helped support real estate fundamentals and valuations over the long term. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.

•

Proactive Asset and Property Management. We intend to actively manage our portfolio, employ aggressive leasing strategies and leverage our existing tenant relationships to increase the occupancy rates at our properties, attract high quality tenants and maximize tenant retention rates. In addition, we have targeted ways to further improve net operating income through controlling or reducing operating costs.

•

Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. We believe our media and entertainment properties and undeveloped land offer significant growth potential, with over one million square feet of possible incremental development and redevelopment space.

•

Value Creation Through Capital Recycling Program. We intend to pursue an efficient asset allocation strategy that maximizes the value of our investments by selectively disposing of properties for which returns appear to have been maximized and redeploying capital into acquisition, development and redevelopment opportunities with higher return prospects, in each case in a manner that is consistent with our qualification as a REIT.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 15 of this prospectus prior to deciding whether to invest in our common stock. Some of these risks include:

•	All of our properties are located in California, and we therefore are dependent on the California economy and are susceptible to adverse local regulations and natural disasters affecting California.

•	We derive a significant portion of our rental revenue from tenants in the media and entertainment industry, which makes us particularly susceptible to demand for rental space in that industry.

•

Upon completion of this offering and the concurrent private placement, the Farallon Funds will own an approximate 34.5% beneficial common interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company.

•	We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

•

As of December 31, 2010, we had approximately $342.1 million of indebtedness outstanding. Our debt service obligations with respect to our indebtedness will reduce cash available for distribution, including cash available to pay dividends on our securities, including our common stock, and expose us to the risk of default.

•

Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.

•

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, including cash available for payment of dividends on our securities, including our common stock, and the per share trading price of our securities.

•	We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

•	We may be unable to renew leases, lease vacant space or re-let space as leases expire.

•	Our success depends on key personnel whose continued service is not guaranteed.

•

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

•	Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

•	The market price and trading volume of our common stock may be volatile following this offering.

Our Properties

Our Portfolio

As of December 31, 2010, our portfolio consisted of 12 wholly owned properties and a 51% consolidated joint venture investment in the Rincon Center property, which properties are located in eight California submarkets, containing a total of approximately 4.0 million square feet, and which we refer to as our portfolio. The following table presents an overview of our portfolio, based on information as of December 31, 2010. Rental data presented in the table below for office properties reflects annualized base rent on leases in place as of December 31, 2010 and does not reflect actual cash rents historically received because such data does not reflect abatements or tenant reimbursements for real estate taxes, insurance, common area or other operating expenses. Rental data presented in the table below for media and entertainment properties reflects actual cash base rents, excluding tenant reimbursements, received during the year ended December 31, 2010. Leases at our media and entertainment properties are typically short-term leases of one year or less, and other than the KTLA lease at our Sunset Bronson property, substantially all of the current in-place leases at our media and entertainment properties will expire in 2011 or 2012.

Property	City	Year Built/ Renovated	Square Feet(1)	Percent Leased(2)	Annualized Base Rent/ Annual Base Rent(3)	Annualized Base Rent/ Annual Base Rent Per Leased Square Foot(4)	Annualized Net Effective Base Rent Per Leased Square Foot(5)

OFFICE PROPERTIES
1455 Market	San Francisco	1977	1,012,012	92.1%	$13,293,602	$14.26	$14.55
Rincon Center(6)	San Francisco	1985	580,850	81.1	17,405,916	36.96	37.11
City Plaza	Orange	1969/99	333,922	93.7	7,794,151	24.90	26.95
875 Howard Street	San Francisco	Various	286,270	65.6	2,858,829	15.21	11.49
First Financial	Encino (LA)	1986	222,423	84.8	6,314,462	33.49	35.52
10950 Washington	Culver City (LA)	Various	158,873	99.5	4,282,389	27.09	29.53
222 Kearny(7)	San Francisco	Various	148,797	76.9	4,157,584	36.34	38.28
Technicolor Building	Hollywood (LA)	2008	114,958	100.0	4,103,173	35.69	39.04
Del Amo Office(8)	Torrance	1986	113,000	100.0	3,069,070	27.16	28.38
Tierrasanta	San Diego	1985	104,234	96.8	1,580,915	15.67	16.09
9300 Wilshire Boulevard(9)	Beverly Hills	1965/2001	58,484	90.5	2,238,706	42.30	42.42

Total/Weighted Average Office Properties:			3,133,823	87.7%	$67,098,796	$24.43	$25.10

MEDIA & ENTERTAINMENT PROPERTIES
Sunset Gower(10)	Hollywood (LA)	Various	543,709	70.9%	$11,670,642	$30.27
Sunset Bronson	Hollywood (LA)	Various	313,723	75.5	9,520,517	40.18

Total/Weighted Average Media & Entertainment Properties:			857,432	72.6%	$21,191,159	$34.04

Portfolio Total:			3,991,255

LAND
Sunset Bronson—Lot A	Hollywood (LA)	N/A	273,913
Sunset Bronson—Redevelopment	Hollywood (LA)	N/A	389,740
Sunset Gower—Redevelopment	Hollywood (LA)	N/A	423,396
City Plaza	Orange	N/A	360,000

Total Land Assets:			1,447,049

(1)	Square footage for office and media and entertainment properties has been determined by management based upon estimated leasable square feet, which may be less or more than the Building Owners and Managers Association, or BOMA, rentable area. Square footage may change over time due to remeasurement or releasing. Square footage for land assets represents management’s estimate of developable square feet, the majority of which remains subject to receipt of entitlement approvals that have not yet been obtained.

(2)	Percent leased for office properties is calculated as (i) square footage under commenced leases as of December 31, 2010, divided by (ii) total square feet, expressed as a percentage. Percent leased for media and entertainment properties is the average percent leased for the 12 months ended December 31, 2010. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	We present rent data for office properties on an annualized basis, and for media and entertainment properties on an annual basis. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements with respect to the office properties for leases in effect as of December 31, 2010 for the 12 months ending December 31, 2011 are $844,336 pursuant to leases in effect. Annualized base rent, net of abatements, as of December 31, 2010 is $7,583,452 for City Plaza, $6,234,180 for First Financial, $3,926,224 for the Technicolor Building, $2,609,147 for 875 Howard Street and $2,111,982 for 9300 Wilshire Boulevard. There are no abatements associated with the leases in place as of December 31, 2010 at the Del Amo Office, Tierrasanta, 222 Kearny, 1455 Market, Rincon Center and 10950 Washington properties. Total annualized base rent, net of abatements, for our office properties is $66,254,460 as of December 31, 2010. Annual base rent for media and entertainment properties reflects actual base rent for the 12 months ended December 31, 2010, excluding tenant reimbursements. Our leases at our 9300 Wilshire, City Plaza, First Financial and Del Amo Office properties are full service gross leases, and annualized base rent data for these properties does not reflect tenant reimbursements in excess of the base year expense stop. Some or all of the leases at our 1455 Market, Rincon Center, 222 Kearny, Technicolor, Tierrasanta, 875 Howard Street and 10950 Washington properties, as well as the KTLA lease at the Sunset Bronson property, are either triple net leases or modified gross leases pursuant to which the tenant reimburses the landlord or directly pays for some operating expenses, such as real estate taxes, insurance, common area and other operating expenses, and annualized base rent for these properties does not reflect such amounts. We estimate that the full service gross equivalent annualized base rent for these properties as of December 31, 2010 is $24,227,599 for 1455 Market, $18,107,199 for Rincon Center, $4,389,220 for 222 Kearny, $5,388,866 for the Technicolor Building, $2,097,558 for Tierrasanta, $3,799,559 for 875 Howard Street, and $4,595,849 for 10950 Washington. We estimate that the full service gross equivalent annual base rent as of December 31, 2010 is $11,707,435 for Sunset Gower and $10,837,258 for Sunset Bronson.
(4)	Annualized base rent per leased square foot for the office properties is calculated as (i) annualized base rent divided by (ii) square footage under lease as of December 31, 2010. Annual base rent per leased square foot for the media and entertainment properties is calculated as (i) actual base rent for the 12 months ended December 31, 2010, excluding tenant reimbursements, divided by (ii) average square feet under lease for the 12 months ended December 31, 2010. We estimate that the full service gross equivalent annualized base rent per leased square foot as of December 31, 2010 is $25.98 for 1455 Market, $38.45 for Rincon Center, $38.36 for 222 Kearny, $46.88 for the Technicolor Building, $20.79 for Tierrasanta, $20.22 for 875 Howard Street and $29.08 for 10950 Washington, and the full service gross equivalent annual base rent per leased square foot as of December 31, 2010 is $30.36 for Sunset Gower and $45.74 for Sunset Bronson.
(5)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of December 31, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of December 31, 2010. Our leases at our 9300 Wilshire, City Plaza, First Financial, and Del Amo Office properties are full service gross leases, and annualized net effective base rent data for these properties does not reflect tenant reimbursements in excess of the base year expense stop. Some or all of the leases at our 1455 Market, Rincon Center, 222 Kearny, Technicolor, Tierrasanta, 875 Howard Street and 10950 Washington properties, as well as the KTLA lease at the Sunset Bronson property, are either triple net leases or modified gross leases pursuant to which the tenant reimburses the landlord or directly pays for some operating expenses, and annualized net effective base rent for these properties does not reflect such amounts. We estimate that the full service gross equivalent annualized net effective base rent per leased square foot for these properties as of December 31, 2010 is $26.23 for 1455 Market, $39.02 for Rincon Center, $40.31 for 222 Kearny, $49.98 for the Technicolor Building, $21.07 for Tierrasanta, $22.86 for 875 Howard Street and $31.48 for 10950 Washington.
(6)	Data represents 100% of the Rincon Center property. We currently own a 51% joint venture interest in this property. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.”
(7)	A portion representing approximately 64% of the building area of this property (excluding the 180 Sutter building) is subject to a ground lease that expires June 14, 2054; the remaining portion is owned in fee.
(8)	This property is subject to a ground sublease that expires June 30, 2049.
(9)	This property is subject to a ground lease that expires August 14, 2032.
(10)	Approximately 0.59 acres of this property is subject to a ground lease that expires March 31, 2060; the remaining portion is owned in fee.

The Offering

Common stock offered by us	6,750,000 shares (plus up to an additional 1,012,500 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full)

Concurrent private placement of common stock by us	3,125,000 shares to be purchased by the Farallon Funds at a price per share equal to the public offering price and without payment by us of any underwriting discounts or commissions

Common stock to be outstanding after this offering and the concurrent private placement	32,328,569 shares(1)

Common stock and common units to be outstanding after this offering and the concurrent private placement	34,939,510 shares and common units(1)(2)

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $90.5 million ($104.2 million if the underwriters exercise their overallotment option in full). We estimate that the proceeds we will receive from the concurrent private placement will be approximately $44.6 million. We will contribute the net proceeds of this offering and the concurrent private placement to our operating partnership. Our operating partnership intends to use the net proceeds of this offering and the concurrent private placement to repay indebtedness under our secured revolving credit facility, to fund future acquisitions, including potentially the acquisition of the remaining 49% interest in the Rincon Center property that we do not currently own, and for general working capital purposes, including capital expenditures, tenant improvements, leasing commissions, post-closing offering expenses and, potentially, paying distributions.

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 15 and other information included in this prospectus before investing in our common stock.

New York Stock Exchange symbol	“HPP”

(1)	Includes 3,125,000 shares of our common stock to be issued to the Farallon Funds in the concurrent private placement. Excludes (i) 1,012,500 shares of our common stock issuable upon the exercise of the underwriters’ overallotment option in full, (ii) shares of common stock issuable upon exchange of our series A preferred units, with an aggregate liquidation preference of approximately $12.5 million, which are convertible or redeemable after June 29, 2013 and (iii) 1,159,558 shares of our common stock available for issuance in the future under our equity incentive plan.
(2)	Includes 2,610,941 common units held by limited partners of our operating partnership, which units may, subject to certain limitations, be redeemed for cash or, at our option, exchanged for shares of common stock on a one-for-one basis.

Our Tax Status

We intend to elect to be taxed as a REIT for federal income tax purposes on our federal income tax return for our taxable year ended December 31, 2010. We believe that we have operated, and we intend to continue operating, in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on our taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Federal Income Tax Considerations.”

Restrictions on Ownership of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or more of the ownership limits if, among other limitations, the person’s ownership of our stock in excess of the ownership limits would not cause us to fail to qualify as a REIT. In connection with our initial public offering, our board of directors granted to certain Farallon Funds and certain of their affiliates, which we refer to collectively as the Farallon excepted holders, an exemption from the ownership limits, subject to various conditions and limitations. In connection with this offering and the concurrent private placement, our board of directors will grant to certain of the Farallon excepted holders revised exemptions from the ownership limits, subject to substantially the same conditions and limitations as those that have been in place under the exemptions previously granted to the Farallon excepted holders in connection with our initial public offering. See “Description of Stock—Restrictions on Ownership and Transfer.”

Summary Selected Financial Data

The following table sets forth selected financial and operating data on a pro forma and historical basis for our company. Our historical financial statements for the periods prior to the completion of our initial public offering include the real estate activity and holdings of the entities that owned the following properties that were contributed to us in connection with our initial public offering on June 29, 2010: Sunset Gower; the Technicolor Building; Sunset Bronson; City Plaza and 875 Howard Street. The entities owning those properties have been recorded at historical cost in our historical financial statements. Our financial statements also include: (i) the operations of the following entities that we also acquired in connection with our initial public offering: Glenborough Tierrasanta, LLC, GLB Encino, LLC, and Hudson Capital, LLC, for periods subsequent to our initial public offering and (ii) the operations of the following entities or properties that we acquired subsequent to our initial public offering: Del Amo Fashion Center Operating Company, LLC, 9300 Wilshire, 222 Kearny Street, 1455 Market, Rincon Center joint venture and 10950 Washington for periods subsequent to the acquisitions of such entities or properties on August 13, 2010, August 24, 2010, October 8, 2010, December 16, 2010, December 16, 2010 and December 22, 2010, respectively.

You should read the following selected financial data in conjunction with our combined historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical consolidated balance sheet as of December 31, 2010 and 2009 and the consolidated statements of operations information for each of the years ended December 31, 2010, 2009 and 2008 have been derived from our historical audited consolidated or combined financial statements included elsewhere in this prospectus.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the year ended December 31, 2010 assumes the completion of this offering and the concurrent private placement and our intended use of the proceeds therefrom as of the beginning of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our unaudited selected pro forma consolidated financial statements also include the effects of our initial public offering, which closed on June 29, 2010, and the related formation transactions that occurred in conjunction with our initial public offering, as if the resulting debt and equity structure were in place as of the first day of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our unaudited selected pro forma consolidated financial statements also include the effects of the acquisition of the remaining 49% interest in the Rincon Center property and certain acquisitions completed by us since our initial public offering, along with any related financing transactions and certain refinancing transactions, as if those acquisitions, financing transactions and certain refinancing transactions had occurred as of the beginning of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Hudson Pacific Properties, Inc.

	Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated or Combined
	2010	2010	2009	2008
	(In thousands, except per share data)
Statement of Operations Data:
REVENUES
Office
Rental	$67,342	$22,247	$11,046	$8,235
Tenant recoveries	27,666	4,023	2,024	1,504
Other	2,554	233	252	41

Total office revenues	97,562	26,503	13,322	9,780
Media & Entertainment
Rental	20,931	20,931	19,916	22,075
Tenant recoveries	1,517	1,517	1,792	1,544
Other property-related revenue	11,397	11,397	9,427	13,509
Other	238	238	64	92

Total media & entertainment revenues	34,137	34,137	31,199	37,220

Total revenues	131,699	60,640	44,521	47,000
OPERATING EXPENSES
Office operating expenses	48,331	10,212	6,242	3,003
Media & entertainment operating expenses	19,415	19,815	19,545	23,881
General and administrative	7,402	4,493	—	—
Depreciation and amortization	39,376	15,912	10,908	9,693

Total operating expenses	114,524	50,432	36,695	36,577

Income from operations	17,175	10,208	7,826	10,423
OTHER EXPENSE (INCOME)
Interest expense	16,903	8,831	8,792	12,029
Interest income	(59)	(59)	(19)	(48)
Unrealized loss (gain) on interest rate contracts	(347)	(347)	(400)	835
Sale of lot	—	—	—	208
Acquisition-related expenses	4,273	4,273	—	—
Other expense	392	192	97	21

Total other expense (income)	21,162	12,890	8,470	13,045

Net loss	$(3,987)	$(2,682)	$(644)	$(2,622)
Less: Net income attributable to preferred stock and units	(8,108)	(817)	—	—
Less: Net income attributable to restricted shares	(244)	(50)	—	—
Add: Net loss (income) attributable to non-controlling members in consolidated real estate entities	—	(119)	29	81
Add: Net loss attributable to unitholders in the Operating Partnership	936	418	—	—

Net loss attributable to Hudson Pacific Properties, Inc. shareholders’ / controlling member’s equity	$(11,403)	$(3,250)	$(615)	$(2,541)

Net loss attributable to shareholders’ per share—basic and diluted	(0.36)	—	—	—
Weighted average shares of common stock outstanding—basic and diluted	31,821,508	—	—	—
Dividends declared per common share	$—	$0.095	$—	$—

Balance Sheet Data (at period end):
Investment in real estate, net	$838,777	$838,777	$412,085	$409,192
Total assets	1,043,273	1,004,576	448,234	446,037
Notes payable (including secured revolving credit facility)	285,943	342,060	189,518	185,594
Total liabilities	334,126	390,243	221,646	224,306
6.25% Series A Cumulative Redeemable Preferred units of the Operating Partnership	12,475	12,475	—	—
Redeemable non-controlling interest in consolidated real estate entity	—	40,328	—	—
Series B Cumulative Redeemable Preferred Stock	87,500	87,500	—	—
Members’ / stockholders’ equity	543,488	408,346	223,240	218,449
Non-controlling partnership / members’ interest	65,684	65,684	3,348	3,282
Total equity	696,672	561,530	226,588	221,731

	Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated or Combined
	2010	2010	2009	2008
	(In thousands, except per share data)
Other Data:
Pro forma funds from operations(1)	$27,281	—	—	—
Pro forma funds from operations per share, diluted	0.78	—	—	—
Cash flows from:
Operating activities	—	$7,619	$4,538	$20,049
Investing activities	—	(242,156)	(15,457)	(178,526)
Financing activities	—	279,718	8,800	163,794

(1)	We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, plus real estate depreciation and amortization (excluding amortization of above (below) market rents for acquisition properties and amortization of deferred financing costs and debt discounts/premiums) and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. We use FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. The following table sets forth a reconciliation of our pro forma net income to pro forma FFO before non-controlling interest for the periods presented:

Pro Forma
Year Ended December 31, 2010
(In thousands)
Net loss	$(3,987)
Adjustments:
Net income attributable to preferred stock and units	(8,108)
Real estate depreciation and amortization	39,376

Funds from operations before common non-controlling interests	$27,281

RISK FACTORS

Investing in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Properties and Our Business

All of our properties are located in California, and we therefore are dependent on the California economy and are susceptible to adverse local regulations and natural disasters affecting California.

All of our properties are located in California, which exposes us to greater economic risks than if we owned a more geographically dispersed portfolio. Further, our properties are concentrated in certain submarkets, exposing us to risks associated with those specific areas. We are susceptible to adverse developments in the California economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in our markets (such as earthquakes and other events). For example, prior to the acquisition of our City Plaza property located in Orange County, California, the area was impacted significantly by the collapse of the subprime mortgage market, which had a material adverse effect on property values, vacancy rates and rents in the area. Had we owned City Plaza at that time, we would have been exposed to those adverse effects, which were more pronounced in Orange County than in other parts of the state and country. We anticipate that we will be exposed to similar risks related to the geographic concentration of our properties in the future. In addition, the State of California continues to suffer from severe budgetary constraints and is regarded as more litigious and more highly regulated and taxed than many other states, all of which may reduce demand for office space in California. Any adverse developments in the economy or real estate market in California, or any decrease in demand for office space resulting from the California regulatory or business environment, could adversely impact our financial condition, results of operations, cash flow, cash available for distribution to our stockholders, the per share trading price of our securities and our ability to satisfy our debt obligations. We cannot assure you of the growth of the California economy or of our future growth rate.

We derive a significant portion of our rental revenue from tenants in the media and entertainment industry, which makes us particularly susceptible to demand for rental space in that industry.

The Sunset Gower, Sunset Bronson, Technicolor Building and 10950 Washington properties in our portfolio are leased to primarily media and entertainment tenants and a significant portion of our rental revenue is derived from tenants in the media and entertainment industry. Consequently, we are susceptible to adverse developments affecting the demand by media and entertainment tenants for office, production and support space in Southern California and, more specifically, in Hollywood, such as writer, director and actor strikes, industry slowdowns and the relocation of media and entertainment businesses to other locations. Although our Technicolor Building property and the 10950 Washington property are principally occupied and suitable for general office purposes, portions of such properties may require modifications prior to or at the commencement of a lease term if it were to be released to more traditional office users. Although our Sunset Gower and Sunset Bronson properties contain both sound stages and space suitable for office use, they have historically served the media and entertainment industry and will continue to depend on that sector for future tenancy. In addition, our media and entertainment properties tend to be subject to short-term leases of less than one year. As a result, were there to be adverse developments affecting the demand by media and entertainment tenants for office, production and support space, it could affect the occupancy of our media and entertainment properties more quickly than if we had longer term leases. Any adverse development in the media and entertainment industry could adversely affect our financial condition, results of operations, cash flow, cash available for distribution to our stockholders and the per share trading price of our securities.

Some of our properties are subject to ground leases, the termination or expiration of which could cause us to lose our interest in, and the right to receive rental income from, such properties.

The 9300 Wilshire Boulevard property, 0.59 acres of the Sunset Gower property and a portion representing 64% of the building area of the 222 Kearny property (excluding the 180 Sutter building) are subject to ground leases. If any of these ground leases are terminated following a default or expire without being extended, we may lose our interest in the related property and may no longer have the right to receive any of the rental income from such property, which would adversely affect our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations.

The ground sublease for the Del Amo Office property is subject and subordinate to a ground lease, the termination of which could result in a termination of the ground sublease.

The property on which the Del Amo Office building is located is subleased by Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company, or Del Amo, through a long-term ground sublease. The ground sublease is subject and subordinate to the terms of a ground lease between the fee owner of the Del Amo Office property and the sub-landlord under the ground sublease. The fee owner has not granted to the subtenant under the ground sublease any rights of non-disturbance. Accordingly, a termination of the ground lease for any reason, including a rejection thereof by the ground tenant under the ground lease in a bankruptcy proceeding, could result in a termination of the ground sublease. In the event of a termination of the ground sublease, we may lose our interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, our lack of any non-disturbance rights from the fee owner may impair our ability to obtain financing for the Del Amo Office building.

We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth.

Our business strategy involves the acquisition of underperforming office properties. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategies. We continue to evaluate the market of available properties and may attempt to acquire properties when strategic opportunities exist. However, we may be unable to acquire any of the properties identified as potential acquisition opportunities under “Business and Properties—Acquisition Pipeline” and elsewhere in this prospectus, or that we may identify in the future. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

•

potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including publicly traded REITs, private equity investors and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices;

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•

even if we enter into agreements for the acquisition of properties, these agreements are typically subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations; and

•	we may be unable to finance the acquisition on favorable terms or at all.

If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations, cash flow, cash available for distribution, and the per share trading price of our securities could be adversely affected. In addition, failure to identify or complete acquisitions of suitable properties could slow our growth.

Our future acquisitions may not yield the returns we expect.

Our future acquisitions and our ability to successfully operate the properties we acquire in such acquisitions may be exposed to the following significant risks:

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•

we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities could be adversely affected.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required to meet various requirements under the Internal Revenue Code of 1986, as amended, or the Code, including that we distribute annually at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

Recently, the credit markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

As of December 31, 2010, we had approximately $342.1 million of indebtedness outstanding. Our debt service obligations with respect to our indebtedness will reduce cash available for distribution, including cash available to pay dividends on our securities, including our common stock, and expose us to the risk of default.

Our total consolidated indebtedness, as of December 31, 2010, was approximately $342.1 million, of which $148.1 million (or approximately 43.3%) was variable rate debt, $37.0 million of which has been fully hedged pursuant to an interest rate contract, and we may incur significant additional debt to finance future acquisition and development activities.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated on our common stock or our series B preferred stock or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears interest at variable rates, increases in interest rates could increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness.”

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

The terms of our debt agreements restrict our ability to engage in some business activities.

Our secured revolving credit facility contains customary negative covenants and other financial and operating covenants that, among other things:

•	restrict our ability to incur additional indebtedness;

•	restrict our ability to make certain investments;

•	restrict our ability to merge with another company;

•	restrict our ability to make distributions to stockholders; and

•	require us to maintain financial coverage ratios.

In addition, the loan agreement for our secured term loan includes customary financial covenants, including a maximum ratio of total indebtedness to total assets, a minimum ratio of earnings before interest, taxes, depreciation and amortization to fixed charges, and a minimum level of net worth. These limitations restrict our ability to engage in some business activities, which could adversely affect our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations. In addition, failure to meet any of these covenants, including the financial coverage ratios, could cause an event of default under and/or accelerate some or all of our indebtedness, which would have a material adverse effect on us. Furthermore, our secured revolving credit facility contains specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right to declare a default if we are in default under other loans in some circumstances.

Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.

On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all.

If we fail to complete the acquisition of the remaining 49% joint venture interest in the Rincon Center property, we will be obligated to pay a termination fee of $17.5 million and our joint venture partner may elect to either purchase our interest or pursue a forced sale of the property, except in limited circumstances. In either case, we will lose our interest in the property and will receive a payment for our 51% interest in the Rincon Center property net of the $17.5 million termination fee. In addition, there is no guarantee that we will be able to redeploy the capital from our investment in the Rincon Center property in an investment with similar expected returns or at all, which could have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations in the credit markets. These conditions may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and the per share trading price of our securities as a result of the following potential consequences, among others:

•

significant job losses in the financial and professional services industries may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;

•

our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;

•

reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and

•

one or more lenders under our secured revolving credit facility could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

In addition, the economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

If interest rates increase, then so will the interest costs on our unhedged or partially hedged variable rate debt, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and the per share trading price of our securities. In addition, while such agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging.

We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

We commenced operations only upon completion of our initial public offering on June 29, 2010. Our office portfolio consists of 11 properties, including the Rincon Center property owned through a joint venture interest, which properties are located throughout California and contain a total of approximately 3.1 million net rentable square feet. Our 1455 Market and 10950 Washington properties and our Rincon Center joint venture interest were purchased in December 2010, and our Del Amo Office, 9300 Wilshire Boulevard and 222 Kearny properties have only been under our management since they were acquired on August 13, 2010, August 24, 2010 and October 8, 2010, respectively, and three of our other properties have only been under our management since they were acquired in connection with our initial public offering on June 29, 2010. These properties may have characteristics or deficiencies unknown to us that could affect such properties’ valuation or revenue potential. In addition, there can be no assurance that the operating performance of the properties will not decline under our management. We cannot assure you that we will be able to operate our business successfully or implement our business strategies as described in this prospectus.

We have a limited operating history as a REIT and as a publicly traded company and may not be able to successfully operate as a REIT or a publicly traded company.

We have a limited operating history as a REIT and as a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC and comply with the Sarbanes-Oxley Act of 2002. Since our initial public offering, we have been subject to various requirements related to REITs and publicly traded companies, including requirements to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with New York Stock Exchange, or NYSE, listing standards. Compliance with these requirements could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company or qualify and maintain our qualification as a REIT would have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations. See “—Risks Related to Our Status as a REIT—Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.”

We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of office properties, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities could be adversely affected.

We depend on significant tenants, and many of our properties are single-tenant properties or are currently occupied by single tenants.

As of December 31, 2010, the ten largest tenants in our office portfolio represented approximately 62.2% of the total annualized base rent generated by our office properties. The inability of a significant tenant to pay rent or the bankruptcy or insolvency of a significant tenant may adversely affect the income produced by our properties. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. As of December 31, 2010, our largest tenant was Bank of America, which accounted for 14.8% of our annualized base rent and therefore represented a significant credit concentration. If Bank of America were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Any such event described above could have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Furthermore, Saatchi & Saatchi leases 100% of the Del Amo Office property under the terms of an office lease that permits Saatchi & Saatchi to terminate the lease as to all of the leased premises prior to the stated lease expiration on December 31, 2014 and December 31, 2016, in each case upon nine months’ prior notice and in exchange for payment of an early termination fee estimated to be approximately $3.1 million for 2014 and approximately $1.9 million for 2016. As of December 31, 2010, the Saatchi & Saatchi lease comprised approximately 4.6% of our annualized office base rent. To the extent that Saatchi & Saatchi exercises its early termination right, our financial condition, results of operations and cash flow will be adversely affected, and we can provide no assurance that we will be able to generate an equivalent amount of net rental revenue by leasing the vacated space to new third-party tenants. Our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities could be adversely affected if any of our significant tenants were to become unable to pay their rent or become bankrupt or insolvent.

We may be unable to renew leases, lease vacant space or re-let space as leases expire.

As of December 31, 2010, approximately 12.1% of the square footage of the office properties in our portfolio was available for lease (taking into account uncommenced leases signed as of December 31, 2010), and leases representing an additional 6.3% of the square footage of the office properties in our portfolio are scheduled to expire in 2011. For the month of December 2010, approximately 21.3% of the square footage of the media and entertainment properties in our portfolio was available for lease. Furthermore, substantially all of the square footage of the media and entertainment properties in our portfolio (other than the KTLA lease of the KTLA facility at Sunset Bronson) will expire in 2011 and 2012. We cannot assure you that leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow, cash available for distribution, including cash available for payment of dividends on our securities, and the per share trading price of our securities could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, cash flow, cash available for distribution and per share trading price of our securities to be adversely affected.

To the extent adverse economic conditions continue in the real estate market and demand for office space remains low, we expect that, upon expiration of leases at our properties, we will be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could cause an adverse effect to our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, and we may experience lease roll-down from time to time.

As a result of various factors, including competitive pricing pressure in our submarkets, adverse conditions in the Northern or Southern California real estate markets, a general economic downturn and the desirability of our properties compared to other properties in our submarkets, we may be unable to realize the asking rents across the properties in our portfolio. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents across our portfolio, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

Our success depends on key personnel whose continued service is not guaranteed.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Victor J. Coleman and Howard S. Stern, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Among the reasons that they are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, our relationships with such personnel could diminish.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.

We carry commercial property (including earthquake), liability and terrorism coverage on all the properties in our portfolio under a blanket insurance policy, in addition to other coverages, such as trademark and pollution coverage, that may be appropriate for certain of our properties. We have selected policy specifications and insured limits that we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. However, we do not carry insurance for losses such as loss from riots or war because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, like those covering losses due to terrorism or earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, which could affect certain of our properties that are located in areas particularly susceptible to natural disasters. All of the properties we currently own are located in California, an area especially susceptible to earthquakes. While we carry earthquake insurance on our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters.

If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements.

Future terrorist activity or engagement in war by the U.S. may have an adverse effect on our financial condition and operating results.

Terrorist attacks in the U.S. and other acts of terrorism or war may result in declining economic activity, which could harm the demand for and the value of our properties. A decrease in demand could make it difficult for us to renew or re-lease our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction, or loss, and the availability of insurance for these acts may be less, and cost more, which could adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

Terrorist attacks and engagement in war by the U.S. also may adversely affect the markets in which our securities trade and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for our office and media and entertainment leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital. Any such event described above could have an adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our securities.

We may become subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations.

In the future we may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, the per share trading price of our securities and our ability to satisfy our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We currently own a 51% joint venture interest in the Rincon Center property. We may co-invest in the future with other third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, in the current volatile credit market, the refinancing of such debt may require equity capital calls.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal controls we may discover material weaknesses or significant deficiencies in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NYSE. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our securities.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with real estate assets and the real estate industry.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Properties and Our Business,” as well as the following:

•	local oversupply or reduction in demand for office or media and entertainment-related space;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;

•

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

•	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured or underinsured losses;

•	decreases in the underlying value of our real estate; and

•	changing submarket demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the current economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

We could incur significant costs related to government regulation and litigation over environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. As a result, we could potentially incur material liability for these issues, which could adversely impact our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g., asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials (and employers in such buildings) to properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. Some of our properties contain hazardous materials and we could be liable for such damages, fines or penalties, as described below in “Business and Properties—Regulation—Environmental Matters.”

In addition, the properties in our portfolio are subject to various federal, state and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes, which are subject to regulation, as part of their operations at our properties. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us.

We cannot assure you that costs or liabilities incurred as a result of environmental issues will not affect our ability to make distributions to our stockholders or that such costs or other remedial measures will not have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

The properties in our portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our securities.

In addition, federal and state laws and regulations, including laws such as the Americans with Disabilities Act, or ADA, impose further restrictions on our properties and operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

We are exposed to risks associated with property development.

We may engage in development and redevelopment activities with respect to certain of our properties. To the extent that we do so, we will be subject to certain risks, including the availability and pricing of financing on favorable terms or at all; construction and/or lease-up delays; cost overruns, including construction costs that exceed our original estimates; contractor and subcontractor disputes, strikes, labor disputes or supply disruptions; failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; and delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Risks Related to Our Organizational Structure

Upon completion of this offering and the concurrent private placement, the Farallon Funds will own an approximate 34.5% beneficial common interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company.

Upon completion of this offering and the concurrent private placement, the Farallon Funds will own an approximate 34.5% beneficial interest in our company on a fully diluted basis. Consequently, the Farallon Funds may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. In addition, one member of our board of directors is a managing member of Farallon. As a result, the Farallon Funds have substantial influence on us and could exercise their influence in a manner that conflicts with the interests of other stockholders.

The series A preferred units that were issued to some contributors in connection with our initial public offering in exchange for the contribution of their properties have certain preferences, which could limit our ability to pay dividends or other distributions to the holders of our common stock or engage in certain business combinations, recapitalizations or other fundamental changes.

In exchange for the contribution of properties to our portfolio in connection with our initial public offering, some contributors received series A preferred units in our operating partnership, which units have an aggregate liquidation preference of approximately $12.5 million and have a preference as to distributions and upon liquidation that could limit our ability to pay dividends on our series B preferred stock and our common stock. The series A preferred units rank with respect to distributions and upon dissolution senior to any other class of partnership interests that our operating partnership may issue in the future without the consent of the holders of the series A preferred units. As a result, we will be unable to issue partnership units in our operating partnership senior to the series A preferred units with respect to dividends and upon dissolution without the consent of the holders of series A preferred units. Any preferred stock in our company that we issue will be subordinate to the series A preferred units.

In addition, we may only engage in a fundamental change, including certain mergers, consolidations, recapitalizations or reclassifications of our outstanding stock or sales of all or substantially all of our assets, as a result of which no class of our stock continues to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock, without the consent of holders of series A preferred units, if following such transaction we will maintain certain leverage ratios and equity requirements, and pay certain minimum tax distributions to holders of our outstanding series A preferred units. Alternatively, we may redeem all or any portion of the then outstanding series A preferred units for cash (at a price per unit equal to the redemption price). If we choose to redeem the outstanding series A preferred units in connection with a fundamental change, this could reduce the amount of cash available for distribution to holders of our common stock and series B preferred stock. In addition, these provisions could increase the cost of any such fundamental change transaction, which may discourage a merger, combination or change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Additionally, the partnership agreement provides that we and our directors and officers will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we, or such director or officer acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our operating partnership is required to indemnify us and our directors, officers and employees, officers and employees of the operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

Each of Victor J. Coleman, Howard S. Stern and affiliates of the Farallon Funds are parties to contribution agreements with us pursuant to which we have acquired interests in our properties and assets. In addition, Messrs. Coleman and Stern are parties to employment agreements with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with members of our senior management and the Farallon Funds, with possible negative impact on stockholders.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in your interest, and as a result may depress the market price of our stock.

Our charter contains certain ownership limits. Our charter contains various provisions that are intended to assist in preserving our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of each of our common stock and series B preferred stock, and more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from one or more of these ownership limits if, among other things, the person’s ownership of our stock in excess of these ownership limits would not cause us to fail to qualify as a REIT. In connection with our initial public offering and the offering of our series B preferred stock, our board of directors granted to the Farallon Funds and certain of their affiliates, which we refer to collectively as the Farallon excepted holders, and to certain other persons, exemptions from the ownership limits, subject to various conditions and limitations. In connection with this offering and the concurrent private placement, our board of directors will grant to certain of the Farallon excepted holders revised exemptions from the ownership limits, subject to substantially the same conditions and limitations as those that have been in place under the exemptions previously granted to the Farallon excepted holders in connection with our initial public offering. See “Description of Stock—Restrictions on Ownership and Transfer.” The restrictions on ownership and transfer of our stock may:

•

discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or series B preferred stock or that our stockholders otherwise believe to be in their best interests; or

•

result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval. Subject to the rights of holders of series B preferred stock to approve the classification or issuance of shares of any class or series of stock ranking senior to the series B preferred stock with respect to dividends or upon dissolution, our board of directors has the power under our charter to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Stock—Common Stock” and “—Preferred Stock.” Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our securities or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that our stockholders otherwise believe to be in their best interest. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interest of our stockholders, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company (defined as shares that, when aggregated with other shares owned or controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a

“control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination that is first approved by our board (including a majority of our disinterested directors) and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt into the control share provisions of the MGCL at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could be in the best interest of our stockholders. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us. Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on units;

•

our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners;

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances; and

•

restrictions on debt levels and equity requirements pursuant to the terms of our series A preferred units, as well as required distributions to holders of series A preferred units of our operating partnership, following certain changes of control of us.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that our stockholders otherwise believe to be in their best interest. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us to obligate our company, and our bylaws require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

Tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions related to our initial public offering, we entered into tax protection agreements with certain third-party contributors that provide that if we dispose of any interest with respect to the First Financial or Tierrasanta properties in a taxable transaction during the period from the closing of our initial public offering on June 29, 2010 through certain specified dates ranging until 2027, we will indemnify the third-party contributors for certain tax liabilities payable as a result of the sale (as well as tax liabilities payable as a result of the reimbursement payment). Certain contributors’ rights under the tax protection agreements with respect to these properties will, however, expire at various times (depending on the rights of such partner) during the period beginning in 2017 and prior to the expiration, in 2027, of the maximum period for indemnification. The First Financial and Tierrasanta properties represented 11.8% of our office portfolio’s annualized base rent as of December 31, 2010. We have no present intention to sell or otherwise dispose of the properties or interest therein in taxable transactions during the restriction period. If we were to trigger the tax protection provisions under these agreements, we would be required to pay damages in the amount of certain taxes payable by these contributors (plus additional damages in the amount of the taxes incurred as a result of such payment). In addition, although it may otherwise be in our stockholders’ best interest that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Our tax protection agreements provide that during the period from the closing of our initial public offering on June 29, 2010, through certain specified dates ranging from 2017 to 2027, our operating partnership will offer certain holders of units who continue to hold the units received in respect of the formation transactions related to our initial public offering the opportunity to guarantee debt. If we fail to make such opportunities available, we will be required to indemnify such holders for certain tax liabilities resulting from our failure to make such opportunities available to them (and any tax liabilities payable as a result of the indemnity payment). We agreed to these provisions in order to assist certain contributors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We are a holding company with no direct operations and, as such, we rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on distributions from our operating partnership to pay any dividends we might declare on our securities. We also rely on distributions from our operating partnership to meet our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, claims of our equity holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries and subordinate to the rights of holders of series A preferred units. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We intend to elect to be taxed as a REIT for federal income tax purposes on our federal income tax return for our taxable year ended December 31, 2010. We believe that we have operated, and we intend to continue operating, in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future. If we lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries will be subject to tax as regular corporations in the jurisdictions they operate.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership is properly treated as a partnership for federal income tax purposes. As a partnership, our operating partnership is not subject to federal income tax on its income. Instead, each of its partners, including us, is allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which could reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We currently own an interest in one taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of our total assets may be represented by securities, including securities of taxable REIT subsidiaries, other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of any taxable REIT subsidiaries and other nonqualifying assets that we own will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow, cash available for distribution and the per share trading price of our securities.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in our stock. Under recent IRS guidance, up to 90% of any such taxable dividend with respect to calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, could be payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. For more information on the tax consequences of distributions with respect to our common stock, see “Federal Income Tax Considerations—Federal Income Tax Considerations for Holders of Our Common Stock.” Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owned on dividends, such sales may have an adverse effect on the per share trading price of our common stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (through the end of 2012). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the per share trading price of our securities.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile following this offering.

The per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the real estate industry;

•	prevailing interest rates;

•	the market for similar securities;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet earnings estimates;

•	failure to meet the REIT qualification requirements and maintain our REIT status;

•	changes in our credit ratings;

•	general economic and financial market conditions;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our common stock is ranked junior to our series B preferred stock.

Our common stock is ranked junior to our series B preferred stock with respect to dividends and upon dissolution. In certain circumstances, following a change of control of our company, holders of our series B preferred stock will be entitled to receive dividends at the increased rate of 12.375% per annum per share of the liquidation preference of our series B preferred stock or we will have the option to redeem our series B preferred stock for cash at $25.00 per share plus accrued and unpaid dividends. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. In addition to this offering and the concurrent private placement, we may in the future attempt to increase our capital resources by making additional offerings of equity securities, including additional classes or series of preferred stock, which would likely have preferences with respect to dividends or upon dissolution that are senior to our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offering. Thus, our common stockholders bear the risk of our future offerings reducing the per share trading price of our common stock and diluting their interest in us.

Affiliates of our underwriters will receive benefits in connection with this offering.

Affiliates of our underwriters, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc., are lenders under our $200 million secured credit facility. Under this facility, an affiliate of Barclays Capital Inc. acts as administrative agent and joint lead arranger, an affiliate of Merrill Lynch, Pierce Fenner & Smith Incorporated acts as syndication agent, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC) acts as joint lead arranger. To the extent that we use a portion of the net proceeds of this offering and the concurrent private placement to repay borrowings outstanding under our secured revolving credit facility, such affiliates of our underwriters will receive their proportionate shares of any amount of the secured revolving credit facility that is repaid with the net proceeds of this offering and the concurrent private placement. These transactions create potential conflicts of interest because the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive. These interests may influence the decision regarding the terms and circumstances under which the offering is completed.

Market interest rates may have an effect on the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock, as applicable) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

We are offering shares of our common stock as described in this prospectus. Upon completion of this offering and the concurrent private placement, we will have 32,328,569 shares of our common stock outstanding, of which 21,470,000 shares will be freely tradeable. We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with our initial public offering and the 2010 private placement or the registration rights granted in connection with the concurrent private placement. In particular, we have entered into a registration rights agreement with the Farallon Funds in connection with which we will be obligated to register a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued or issuable to the Farallon Funds in connection with the formation transactions and the 2010 private placement pursuant to a demand for registration that may be made by the Farallon Funds at any time, in addition to other registration rights granted to the Farallon Funds and the various persons who received shares of our common stock and/or units in connection with our initial public offering. The shares of common stock that may be registered on behalf of the Farallon Funds, as described above, represent approximately 34.5% of the total number of outstanding shares of our common stock upon completion of this offering and the concurrent private placement. As a result, a substantial number of shares may be sold pursuant to the registration rights granted to the Farallon Funds. We have agreed to enter into an amendment to the registration rights agreement pursuant to which the common stock purchased by the Farallon Funds in the concurrent private placement will be entitled to the benefits of the registration rights agreement. The sale of such shares by the Farallon Funds, or the perception that such a sale may occur, could materially and adversely affect the per share trading price of our common stock.

The issuance of substantial numbers of shares of our common stock in the public market, or upon exchange of units, or the perception that such issuances might occur could adversely affect the per share trading price of our common stock.

The exercise of the underwriters’ overallotment option, the exchange of units for common stock, the exercise of any options or the vesting of any restricted stock granted to certain directors, executive officers and other employees under our equity incentive plan, the issuance of our common stock or units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options, shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Any shares of preferred stock that we issue in the future could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the per share trading price of our common stock and diluting their interest in us.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on our common stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences upon dissolution senior to those of our common stock.

Our secured revolving credit facility prohibits us from repurchasing shares of our common stock and may limit our ability to pay dividends on our common stock.

Our secured revolving credit facility, which matures in June 2013, prohibits us from repurchasing any shares of our stock, including our common stock, during the three-year term of the secured revolving credit facility. Under the secured revolving credit facility, our distributions may not exceed the greater of (i) 95.0% of our FFO, (ii) the amount required for us to qualify and maintain our status as a REIT or (iii) the amount required for us to avoid the imposition of income and excise taxes. As a result, if we do not generate sufficient funds from operations (as defined in our secured revolving credit facility) during the 12 months preceding any common stock dividend payment date, we would not be able to pay dividends to our common stockholders consistent with our past practice without causing a default under our secured revolving credit facility. In the event of a default under our secured revolving credit facility, we would be unable to borrow under our secured revolving credit facility and any amounts we have borrowed thereunder could become due and payable.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act). In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including anticipated funds from operations, or FFO, market conditions and demographics) are forward-looking statements. We are including this cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any such forward-looking statements. We caution investors that any forward-looking statements presented in this prospectus are based on management’s beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all).

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	adverse economic or real estate developments in our markets;

•	general economic conditions;

•	defaults on, early terminations of or non-renewal of leases by tenants;

•	fluctuations in interest rates and increased operating costs;

•	our failure to obtain necessary outside financing;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	lack or insufficient amounts of insurance;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to maintain our status as a REIT;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	other factors affecting the real estate industry generally.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. Accordingly, investors should use caution in relying on past forward-looking statements, which were based on results and trends at the time they were made, to anticipate future results or trends. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $90.5 million, after deducting underwriting discounts and commissions and our expenses, or approximately $104.2 million if the underwriters’ overallotment option is exercised in full. We estimate the proceeds we will receive in the concurrent private placement to the Farallon Funds will be approximately $44.6 million. We will contribute the net proceeds of this offering and the concurrent private placement to our operating partnership in exchange for common units, and our operating partnership will use the net proceeds to repay indebtedness under our secured revolving credit facility, to fund future acquisitions, including potentially the acquisition of the remaining 49% interest in the Rincon Center property that we do not currently own, and for general working capital purposes, including capital expenditures, tenant improvements, leasing commissions, post-closing offering expenses and, potentially, paying distributions.

Our secured revolving credit facility matures on June 29, 2013 and bears interest at a rate per annum equal to LIBOR plus 250 basis points to 325 basis points, depending on our leverage ratio.

Pending application of cash proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

See “Hudson Pacific Properties, Inc. Pro Forma Condensed Consolidated Financial Statements” contained elsewhere in this prospectus.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc., each of which is an underwriter in this offering, are lenders under our $200 million secured revolving credit facility. Under this facility, an affiliate of Barclays Capital Inc. acts as administrative agent and joint lead arranger, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as syndication agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC) acts as joint lead arranger. In connection with their participation in the secured revolving credit facility, our underwriters or their affiliates receive customary fees. In addition, to the extent that we use a portion of the net proceeds of this offering and the concurrent private placement to repay borrowings outstanding under our secured revolving credit facility, such affiliates of our underwriters will receive their proportionate shares of any amount of the secured revolving credit facility that is repaid with the net proceeds of this offering and the concurrent private placement.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Price Range of Common Stock

Our common stock has been listed on the NYSE since June 24, 2010 and is traded under the symbol “HPP.” The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

	High	Low	Last	Distributions
2010
Second quarter(1)	$17.61	$17.25	$17.25	$0.0021
Third quarter	$17.00	$15.86	$16.37	$0.095
Fourth quarter	$16.52	$14.69	$15.05	$0.095
2011
First quarter	$15.30	$14.13	$14.70	$0.125
Second quarter (through April 25, 2011)	$14.73	$13.97	$14.28

(1)	Information is provided only for the period from June 24, 2010 to June 30, 2010, as shares of our common stock did not begin trading publicly until June 24, 2010.

On April 25, 2011, the closing sale price for our common stock, as reported on the NYSE, was $14.28 and there were 21 holders of record of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

Distribution Policy

We intend to continue to declare quarterly distributions on our common stock. The actual amount and timing of distributions, however, will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions.

Subject to the distribution requirements applicable to REITs under the Code, we intend, to the extent practicable, to invest substantially all of the proceeds from sales and refinancings of our assets in real estate-related assets and other assets. We may, however, under certain circumstances, make a distribution of capital or of assets. Such distributions, if any, will be made at the discretion of our board of directors. Distributions will be made in cash to the extent that cash is available for distribution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and historical consolidated capitalization as of December 31, 2010 and our pro forma cash and cash equivalents and consolidated capitalization as of December 31, 2010, adjusted to give effect to this offering and the concurrent private placement and the use of the net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2010
	Historical Consolidated	Pro Forma Consolidated
	(In thousands, except share amounts)
Cash and cash equivalents	$48,875	$85,508

DEBT
Notes payable and other secured loans(1)	342,060	285,943
6.25% Cumulative Redeemable Convertible Series A Preferred Units of our operating partnership	12,475	12,475
Redeemable non-controlling interest in consolidated real estate entity	40,328	—

EQUITY
Hudson Pacific Properties, Inc. stockholders’ equity:
Preferred Stock, $0.01 par value per share, 10,000,000 shares authorized, of which 3,600,000 shares are designated as 8.375% Series B Cumulative Redeemable Preferred Stock, 3,500,000 shares issued and outstanding	87,500	87,500
Common stock, $0.01 par value per share, 490,000,000 shares authorized, 22,436,950 shares issued and outstanding historical and 32,311,950 shares issued and outstanding on a pro forma basis(2)	224	323
Additional paid-in capital	411,598	546,641
Accumulated other comprehensive loss	6	6
Accumulated deficit	(3,482)	(3,482)

Total Hudson Pacific Properties, Inc. stockholders’ equity	495,846	630,988
Non-controlling partnership interests	65,684	65,684

Total equity	561,530	696,672

Total capitalization	$956,393	$995,090

(1)	Includes borrowings of approximately $111,117 under our secured revolving credit facility as of December 31, 2010, and unamortized loan premium, net, of $643. As of April 25, 2011, we had borrowings of approximately $46,500 outstanding under our secured revolving credit facility. We intend to use a portion of the net proceeds of this offering and the concurrent private placement to repay amounts outstanding under our secured revolving credit facility.
(2)	Pro forma common stock outstanding includes 3,125,000 shares of our common stock to be issued to the Farallon Funds in the concurrent private placement. Historical and pro forma common stock outstanding excludes (i) 1,012,500 shares of our common stock issuable upon the exercise of the underwriters’ overallotment option in full, (ii) shares of common stock issuable upon exchange of our series A preferred units, with an aggregate liquidation preference of approximately $12,475, which are convertible or redeemable after June 29, 2013, (iii) 1,159,558 shares of our common stock available for issuance in the future under our equity incentive plan and (iv) 16,619 shares issued to our directors then serving after December 31, 2010.

DILUTION

Purchasers of shares of our common stock offered in this prospectus will experience an immediate and substantial increase in the net tangible book value per share of our common stock from the public offering price. As of December 31, 2010, we had a consolidated net tangible book value of approximately $484.6 million, or $19.35 per share of our common stock, assuming the exchange of common units into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby and in the concurrent private placement, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of December 31, 2010 attributable to common stockholders would have been $617.7 million, or $17.69 per share of our common stock, assuming the exchange of common units into shares of our common stock on a one-for-one basis. This amount represents an immediate decrease in net tangible book value of $1.66 per share to continuing investors and an immediate increase in pro forma net tangible book value of $3.41 per share to new public investors. The following table illustrates this per share increase:

Assumed public offering price per share		14.28
Net tangible book value per share before this offering and the concurrent private placement(1)	19.35
Net decrease in pro forma net tangible book value per share attributable to this offering and the concurrent private placement	1.66

Pro forma net tangible book value per share after this offering and the concurrent private placement (2)		17.69

Increase in pro forma net tangible book value per share to new investors(3)		3.41

(1)	Net tangible book value per share of our common stock before this offering and the concurrent private placement is determined by dividing net tangible book value based on December 31, 2010 net book value of the tangible assets (consisting of stockholders’ total equity less intangible assets, which consist of deferred financing costs, goodwill, deferred leasing costs and lease intangibles, net, below-market leases, net, and trade name) by 25,047,891 shares of our common stock outstanding as of December 31, 2010, assuming the exchange of common units into shares of our common stock on a one-for-one basis.
(2)	Based on pro forma net tangible book value of approximately $617.7 million divided by the sum of 34,922,891 shares of our common stock and common units to be outstanding after this offering and the concurrent private placement (excluding common units held by us), not including (i) 1,012,500 shares of our common stock issuable upon exercise of the underwriters’ overallotment option, (ii) shares of common stock that may be issued pursuant to the terms of the series A preferred units, which are convertible into common units, based upon the trading price of our common stock at the time of conversion or redeemable for cash or, at our option, exchangeable for registered shares of common stock with a value equal to the redemption price, in each case after June 29, 2013, (iii) 1,159,558 shares of our common stock available for issuance in the future under our equity incentive plan and (iv) 16,619 shares issued to our directors then serving after December 31, 2010.
(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering and the concurrent private placement from the public offering price paid by a new investor for a share of our common stock.

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data on a pro forma and historical basis for our company. Our historical financial statements for the periods prior to the completion of our initial public offering include the real estate activity and holdings of the entities that owned the following properties that were contributed to us in connection with our initial public offering on June 29, 2010: Sunset Gower; the Technicolor Building; Sunset Bronson; City Plaza and 875 Howard Street. The entities owning those properties have been recorded at historical cost in our historical financial statements. Our financial statements also include: (i) the operations of the following entities that we also acquired in connection with our initial public offering: Glenborough Tierrasanta, LLC, GLB Encino, LLC, and Hudson Capital, LLC, for periods subsequent to our initial public offering and (ii) the operations of the following entities or properties that we acquired subsequent to our initial public offering: the Del Amo Fashion Center Operating Company, LLC, 9300 Wilshire, 222 Kearny Street, 1455 Market, Rincon Center joint venture and 10950 Washington for periods subsequent to the acquisitions of such entities or properties on August 13, 2010, August 24, 2010, October 8, 2010, December 16, 2010, December 16, 2010 and December 22, 2010, respectively.

You should read the following selected financial data in conjunction with our combined historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical consolidated balance sheet as of December 31, 2010 and 2009 and the consolidated statements of operations information for each of the years ended December 31, 2010, 2009 and 2008 and the period from February 14, 2007 to December 31, 2007 have been derived from our historical audited consolidated financial statements.

Our unaudited selected pro forma consolidated financial statements and operating information as of and for the year ended December 31, 2010 assumes the completion of this offering and the concurrent private placement and our intended use of the proceeds therefrom as of the beginning of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our unaudited selected pro forma consolidated financial statements also include the effects of our initial public offering, which closed on June 29, 2010, and the related formation transactions that occurred in conjunction with our initial public offering, as if the resulting debt and equity structure were in place as of the first day of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our unaudited selected pro forma consolidated financial statements also include the effects of the acquisition of the remaining 49% interest in the Rincon Center property and certain acquisitions completed by us since our initial public offering, along with any related financing transactions and certain refinancing transactions, as if those acquisitions, financing transactions and certain refinancing transactions had occurred as of the beginning of the earliest period presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Hudson Pacific Properties, Inc.

	Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated or Combined
	2010	2010	2009	2008	2007
	(In thousands, except per share data)
Statement of Operations Data:
REVENUES
Office
Rental	$67,342	$22,247	$11,046	$8,235	$3,905
Tenant recoveries	27,666	4,023	2,024	1,504	620
Other	2,554	233	252	41	—

Total Office Revenues	97,562	26,503	13,322	9,780	4,525
Media & Entertainment
Rental	20,931	20,931	19,916	22,075	4,215
Tenant recoveries	1,517	1,517	1,792	1,544	58
Other property-related revenue	11,397	11,397	9,427	13,509	2,917
Other	238	238	64	92	7

Total media & entertainment revenues	34,137	34,137	31,199	37,220	7,197

Total revenues	131,699	60,640	44,521	47,000	11,722
OPERATING EXPENSES
Office operating expenses	48,331	10,212	6,242	3,003	1,182
Media & entertainment operating expenses	19,415	19,815	19,545	23,881	4,899
General and administrative	7,402	4,493	—	—	—
Depreciation and amortization	39,376	15,912	10,908	9,693	3,592

Total operating expenses	114,524	50,432	36,695	36,577	9,673

Income from operations	17,175	10,208	7,826	10,423	2,049
OTHER EXPENSE (INCOME)
Interest expense	16,903	8,831	8,792	12,029	6,096
Interest income	(59)	(59)	(19)	(48)	(57)
Unrealized loss (gain) on interest rate contracts	(347)	(347)	(400)	835	24
Sale of lot	—	—	—	208	—
Acquisition-related expenses	4,273	4,273	—	—	—
Other expense	392	192	97	21	—

Total other expense (income)	21,162	12,890	8,470	13,045	6,063

Net income (loss)	$(3,987)	$(2,682)	$(644)	$(2,622)	$(4,014)
Less: Net income attributable to preferred stock and units	(8,108)	(817)	—	—	—
Less: Net income attributable to restricted shares	(244)	(50)	—	—	—
Add: Net loss (income) attributable to non-controlling members in consolidated real estate entities	—	(119)	29	81	141
Add: Net loss attributable to unitholders in the Operating Partnership	936	418	—	—	—

Net loss income attributable to Hudson Pacific Properties, Inc. shareholders’ / controlling member’s equity	$(11,403)	$(3,250)	$(615)	$(2,541)	$(3,873)

Net loss attributable to shareholders’ per share—basic and diluted	(0.36)	—	—	—	—
Weighted average shares of common stock outstanding—basic and diluted	31,821,508	—	—	—	—
Dividends declared per common share	$—	$0.095	$—	$—	$—

Balance Sheet Data (at period end):
Investment in real estate, net	$838,777	$838,777	$412,085	$409,192	$237,071
Total assets	1,043,273	1,004,576	448,234	446,037	264,930
Notes payable (including secured revolving credit facility)	285,943	342,060	189,518	185,594	167,531
Total liabilities	334,126	390,243	221,646	224,306	188,483
6.25% Series A Cumulative Redeemable Preferred units of the Operating Partnership	12,475	12,475	—	—	—
Redeemable non-controlling interest in consolidated real estate entity	—	40,328	—	—	—
Series B Cumulative Redeemable Preferred Stock	87,500	87,500	—	—	—
Members’ / stockholders’ equity	543,488	408,346	223,240	218,449	74,654
Non-controlling partnership / members’ interest	65,684	65,684	3,348	3,282	1,793
Total equity	696,672	561,530	226,588	221,731	76,447

	Year Ended December 31,
	Pro Forma Consolidated	Historical Consolidated or Combined
	2010	2010	2009	2008	2007
	(In thousands, except per share data)
Other Data:
Pro forma funds from operations(1)	$27,281	—	—	—	—
Pro forma funds from operations per share, diluted	0.78	—	—	—	—
Cash flows from:
Operating activities	—	$7,619	$4,538	$20,049	$(5,433)
Investing activities	—	(242,156)	(15,457)	(178,526)	(238,903)
Financing activities	—	279,718	8,800	163,794	244,832

(1)	We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, plus real estate depreciation and amortization (excluding amortization of above (below) market rents for acquisition properties and amortization of deferred financing costs and debt discounts/premiums) and after adjustments for unconsolidated partnerships and joint ventures. FFO is a supplemental non-GAAP financial measure. We use FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. The following table sets forth a reconciliation of our pro forma net income to pro forma FFO before non-controlling interest for the periods presented:

Pro Forma
Year Ended December 31, 2010
(In thousands)
Net loss	$(3,987)
Adjustments:
Net income attributable to preferred stock and units	(8,108)
Real estate depreciation and amortization	39,376

Funds from operations before common non-controlling interests	$27,281

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Financial Data” and the financial statements and related notes thereto appearing elsewhere in this prospectus. Statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations that are not historical facts may be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Some of the information presented is forward-looking in nature, including information concerning projected future occupancy rates, rental rate increases, property development timing and investment amounts. Although the information is based on our current expectations, actual results could vary from expectations stated in this prospectus. Numerous factors will affect our actual results, some of which are beyond our control. These include the breadth and duration of the current economic recession and its impact on our tenants, the strength of commercial and industrial real estate markets, market conditions affecting tenants, competitive market conditions, interest rate levels, volatility in our stock price and capital market conditions. You are cautioned not to place undue reliance on this information, which speaks only as of the date of this prospectus. We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events, or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information. For a discussion of important risks related to our business, and related to investing in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking information, see “Risk Factors.”

Executive Summary

Through our interest in our operating partnership, Hudson Pacific Properties, L.P., and its subsidiaries, at December 31, 2010 our consolidated office portfolio consisted of 11 properties with approximately 3.1 million square feet, and our media and entertainment portfolio consisted of two properties with a total of 0.9 million square feet. Our total office portfolio includes our consolidated office properties and one office property owned in a joint venture with an affiliate of Beacon Capital Partners. As of December 31, 2010, our consolidated office portfolio was 87.7% leased. Our media and entertainment properties were 72.6% leased for the trailing 12-month period ended December 31, 2010.

Concurrent Private Placement

Concurrently with the completion of this offering, the Farallon Funds will purchase 3,125,000 shares of our common stock, at a price per share equal to the public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

Recent Acquisitions, Repositionings and Financings

Acquisitions. Concurrently with the completion of our initial public offering, we acquired certain property-owning entities, Glenborough Tierrasanta, LLC (asset-owning entity of Tierrasanta) and GLB Encino, LLC (asset-owning entity of First Financial), and an entity holding certain management agreements, Hudson Capital, LLC. In August 2010, we acquired two additional office properties, the Del Amo Office property and the 9300 Wilshire Boulevard office property. In October 2010, we acquired our 222 Kearny property. In December 2010, we completed three acquisitions, including our acquisition of the 1455 Market and 10950 Washington properties and our acquisition of the Rincon Center property pursuant to a joint venture with an affiliate of Beacon Capital Partners. The Rincon Center joint venture is consolidated in our audited financial statements.

Dispositions. We did not dispose of any properties in 2010.

Repositionings. We generally select a property for repositioning at the time we purchase it. We often strategically purchase properties with large vacancies or expected near-term lease roll-over and use our knowledge of the property and submarket to determine the optimal use and tenant mix. A repositioning can consist of a range of improvements to a property, and may involve a complete structural renovation of a building to significantly upgrade the character of the property, or it may involve targeted remodeling of common areas and tenant spaces to make the property more attractive to certain identified tenants. Because each repositioning effort is unique and determined based on the property, tenants and overall trends in the general market and specific submarket, the results are varying degrees of depressed rental revenue and occupancy levels for the affected property, which impacts our results and, accordingly, comparisons of our performance from period to period. The repositioning process generally occurs over the course of months or even years. Although usually associated with newly-acquired properties, repositioning efforts can also occur at properties we already own; repositioning properties discussed in the context of this paragraph exclude acquisition properties where the plan for improvement is implemented as part of the acquisition. During 2010, our 875 Howard Street property was our only repositioning property.

Financings. In connection with our acquisitions of the Tierrasanta and First Financial property-owning entities at our initial public offering, we assumed project-level financing of $14.3 million and $43.0 million, respectively, both scheduled to mature on December 1, 2011. In connection with our acquisitions of our 222 Kearny, 1455 Market and 10950 Washington properties, and our joint venture investment in the Rincon Center property, we drew $111.1 million on our secured revolving credit facility. In connection with our acquisition of the 10950 Washington property, we assumed a $30.0 million project-level financing scheduled to mature on February 11, 2012. Finally, we invested in the Rincon Center joint venture subject to a $106.0 million project-level financing scheduled to mature on July 1, 2011.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A. secured by our Sunset Gower and Sunset Bronson media and entertainment properties. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our $200 million secured credit facility.

With respect to other financings maturing in calendar year 2011, we will take steps prior to their maturity to either refinance such indebtedness, pay down indebtedness with available cash or access to our secured credit facility, or a combination thereof.

8.375% Series B Preferred Stock Offering. In December 2010, we completed an offering of 3,500,000 shares of our series B preferred stock (including 300,000 shares sold pursuant to the partial exercise of the underwriters’ overallotment option), at an offering price of $25.00 per share. We received net proceeds from the sale of our series B preferred stock (including the underwriters’ partial exercise of their overallotment option) of approximately $84.7 million after deducting underwriting discounts and commissions (before other transaction costs).

Basis of Presentation

The accompanying consolidated financial statements are the consolidated financial statements of Hudson Pacific Properties, Inc. and our subsidiaries, including our operating partnership. The results of the properties described under “—Recent Acquisitions, Repositionings and Financings—Acquisitions” above are included in our consolidated results as of the date of their respective acquisition. Similarly, the financings described under “—Recent Acquisitions, Repositionings and Financings—Financings” above are included in our consolidated results on the date that the asset as to which a loan has been assumed was acquired or as of the date of the applicable loan draw in the case of draws under our secured credit facility. All significant intercompany balances and transactions have been eliminated in our consolidated financial statements.

For periods prior to 2010, we have reclassified certain other property-related revenue and tenant recoveries relating to our media and entertainment properties that had been included as an offset to corresponding operating expenses, such that on account of such reclassification our media and entertainment revenue, other property-related revenue, and tenant recoveries and our media and entertainment operating expenses reflect the gross revenue and gross expenses, as applicable, without regard to such offset. This reclassification conforms the periods prior to 2010 with the current period presentation.

The accompanying financial statements have been prepared pursuant to the rules and regulations of the SEC, and they include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein.

Factors That May Influence Our Operating Results

Business and Strategy. We focus our investment strategy on office properties located in submarkets with growth potential as well as on underperforming properties or portfolios that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. Our strategy also includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction, which we believe will minimize turnover costs and improve occupancy.

From the acquisition of our first property in February 2007 through December 2010, we have acquired or developed 12 wholly owned properties and a 51% interest in the Rincon Center property joint venture, totaling an aggregate of approximately 4.0 million square feet. We intend to pursue acquisitions of additional properties as a key part of our growth strategy, often including properties that may have substantial vacancy, which enables us to increase cash flow through lease-up. We expect to continue to acquire properties subject to existing mortgage financing and other indebtedness or to incur indebtedness in connection with acquiring or refinancing these properties. Debt service on such indebtedness will have a priority over any dividends with respect to our common or series B preferred stock and our common and series A preferred units.

Rental Revenue. The amount of net rental revenue generated by the properties in our portfolio depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of December 31, 2010, the percent leased for our office properties was approximately 87.7%, and the percent leased for the media and entertainment properties (based on 12-month trailing average) was approximately 72.6%. The amount of rental revenue generated by us also depends on our ability to maintain or increase rental rates at our properties. We believe that the average rental rates for our office properties generally are equal to or slightly above the current average quoted market rate, with the exception of our lease of 94,505 square feet to Burlington Coat Factory at our 875 Howard Street property and our lease of approximately 835,649 square feet to Bank of America at our 1455 Market property, which we believe to be substantially below market rates. We believe the average rental rates for our media and entertainment properties are generally equal to current average quoted market rates. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. Future economic downturns or regional downturns affecting our submarkets or downturns in our tenants’ industries that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Conditions in Our Markets. The properties in our portfolio are all located in California submarkets. Positive or negative changes in economic or other conditions in California, including the state budgetary shortfall, employment rates, natural hazards and other factors, may impact our overall performance.

Operating Expenses. Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants’ base years are generally passed on to tenants in our full-service gross leased properties and are generally paid in full by tenants in our net lease properties. As a public company, we estimate our annual general and administrative expenses will increase due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters, compared to the period prior to our initial public offering. In addition, we expect the properties in our portfolio to be reassessed as a result of our initial public offering. We believe the amount of property taxes we pay in the future will decrease due to the expected downward reassessment of certain of our properties in connection with the formation transactions completed concurrently with our initial public offering.

Taxable REIT Subsidiary. As part of the formation transactions, we formed Hudson Pacific Services, Inc., or our services company, a Maryland corporation that is wholly owned by our operating partnership. We have elected, together with our services company, to treat our services company as a taxable REIT subsidiary for federal income tax purposes, and we may form additional taxable REIT subsidiaries in the future. Our services company generally may provide both customary and non-customary services to our tenants and engage in other activities that we may not engage in directly without adversely affecting our qualification as a REIT. Our services company and its wholly owned subsidiaries provide a number of services to certain tenants at our media and entertainment properties and, from time to time, one or more taxable REIT subsidiaries may provide services to our tenants at these and other properties. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” In addition, our operating partnership has contributed some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. We currently lease space to wholly owned subsidiaries of our services company at our media and entertainment properties and may, from time to time, enter into additional leases with one or more taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable), as a regular C corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of Hudson Pacific Properties, Inc. are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of our significant accounting policies in the notes to the financial statements of Hudson Pacific Properties, Inc. included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial conditions and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of the date hereof. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial conditions to those of other companies.

Investment in Real Estate Properties

The properties in our portfolio are carried at cost, less accumulated depreciation and amortization. We allocate the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. We assess fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant. Acquisition-related expenses are expensed in the period incurred.

Impairment of Long-Lived Assets

We assess the carrying value of real estate assets and related intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We recognize impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less cost to sell. We did not record any impairment charges related to our real estate assets and related intangibles during the periods ended December 31, 2010, 2009 and 2008.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due for monthly rents and other charges. We maintain an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. We monitor the liquidity and creditworthiness of our tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on amounts estimated to be recoverable over the term of the lease. At December 31, 2010 and 2009, management believes that the collectability of straight-line rent balances are reasonably assured; accordingly, no allowance was established against straight-line rent receivables. We evaluate the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and our historical collection experience. We recognize an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. Historical experience has been within management’s expectations.

Revenue Recognition

We recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset, provided the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how and on which items a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Other property-related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). Other property-related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, and we have discretion in selecting the supplier and bear the associated credit risk.

We recognize gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) we are not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Stock Based Compensation

ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans are accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs.

Income Taxes

Our taxable income prior to the completion of our initial public offering is reportable by the members of the limited liability companies that comprise our predecessor. Our property-owning subsidiaries are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements for the activities of these entities.

We intend to elect to be taxed as a REIT for federal income tax purposes on our federal income tax return for our taxable year ended December 31, 2010. We believe that we have operated, and we intend to continue operating, in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year. To qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided that we qualify for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to qualify as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. Unless entitled to relief under specific statutory provisions, we would be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

We have elected to treat one of our subsidiaries as a taxable REIT subsidiary. Certain activities that we may undertake, such as non-customary services for our tenants and holding assets that we cannot hold directly, will be conducted by a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal and, where applicable, state income taxes on its net income.

We are subject to the statutory requirements of the state in which we conduct business.

Results of Operations

The following table identifies each of the properties in our portfolio acquired through December 31, 2010 and their date of acquisition.

Properties	Acquisition/Completion Date	Square Feet
875 Howard Street	2/15/2007	286,270
Sunset Gower	8/17/2007	543,709
Sunset Bronson	1/30/2008	313,723
Technicolor Building	6/1/2008	114,958
City Plaza	8/26/2008	333,922
First Financial	6/29/2010	222,423
Tierrasanta	6/29/2010	104,234
Del Amo Office	8/13/2010	113,000
9300 Wilshire Boulevard	8/24/2010	58,484
222 Kearny	10/8/2010	148,797
1455 Market	12/16/2010	1,012,012
Rincon Center (1)	12/16/2010	580,850
10950 Washington	12/22/2010	158,873

Total		3,991,255

(1)	We acquired a 51% joint venture interest in the Rincon Center property. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011; however, our acquisition of this interest is subject to the completion of various closing conditions that may not be in our control. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.”

All amounts and percentages used in this discussion of our results of operations are calculated using the numbers presented in the financial statements contained in this report rather than the rounded numbers appearing in this discussion.

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009

Revenue

Total Office Revenue. Total office revenue consists of rental revenue, tenant recoveries, and other revenue. Total office revenues increased $13.2 million, or 98.9%, to $26.5 million for the year ended December 31, 2010 compared to $13.3 million for the year ended December 31, 2009. The period over period changes in the items that comprise total revenue are attributable primarily to the factors discussed below.

Office Rental Revenue. Office rental revenue includes rental revenues from our office properties and percentage rent on retail space contained within those properties. Total office rental revenue increased $11.2 million, or 101.4%, to $22.2 million for the year ended December 31, 2010 compared to $11.0 million for the year ended December 31, 2009. The increase in rental revenues was primarily due to the acquisitions of the Tierrasanta, First Financial, Del Amo Office, 9300 Wilshire Boulevard, 222 Kearny, 1455 Market, Rincon Center joint venture and 10950 Washington office properties, together with an increase in average occupancy year-over-year for our City Plaza and 875 Howard Street office properties.

Office Tenant Recoveries. Office tenant recoveries increased $2.0 million, or 98.8%, to $4.0 million for the year ended December 31, 2010 compared to $2.0 million for the year ended December 31, 2009. The increase in tenant recoveries was primarily due to the acquisitions of the Tierrasanta, First Financial, Del Amo Office, 9300 Wilshire Boulevard, 222 Kearny, 1455 Market, Rincon Center joint venture and 10950 Washington office properties, together with an increase in average occupancy year-over-year for our City Plaza and 875 Howard Street office properties.

Office Other Revenue. Other revenue remained relatively flat at $0.2 million for the year ended December 31, 2010 compared to $0.3 million for the year ended December 31, 2009.

Total Media & Entertainment Revenue. Total media and entertainment revenue consists of rental revenue, tenant recoveries, other property-related revenue and other revenue. Total media and entertainment revenues increased $2.9 million, or 9.4%, to $34.1 million for the year ended December 31, 2010 compared to $31.2 million for the year ended December 31, 2009. The period over period changes in the items that comprise total media and entertainment revenue are primarily attributable to the factors discussed below.

Media & Entertainment Rental Revenue. Media and entertainment rental revenue includes rental revenues from our media and entertainment properties and percentage rent on retail space contained within those properties. Total media and entertainment rental revenue increased $1.0 million, or 5.1%, to $20.9 million for the year ended December 31, 2010 as compared to $19.9 million for the year ended December 31, 2009. The increase in rental revenue was primarily due to an increase in average occupancy year over year at our media and entertainment properties.

Media & Entertainment Tenant Recoveries. Tenant recoveries remained relatively flat at $1.6 million for the year ended December 31, 2010 as compared to $1.8 million for the year ended December 31, 2009.

Media & Entertainment Other Property-Related Revenue. Other property-related revenue is revenue that is derived from the tenants’ rental of lighting and other equipment, parking, power, HVAC and telecommunications (telephone and internet services). Total other property-related revenue increased $2.0 million, or 20.9%, to $11.4 million for the year ended December 31, 2010 compared to $9.4 million for the year ended December 31, 2009. The increase in other property-related revenue was primarily due to an increase in lighting equipment rental revenue, parking revenue and telecommunications revenue relating to higher production activity at our media and entertainment properties.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of property operating expenses, as well as property-level general and administrative expenses, other property-related expenses, management fees and depreciation and amortization. Total operating expenses increased $13.7 million, or 37.4%, to $50.4 million for the year ended December 31, 2010 compared to $36.7 million for the year ended December 31, 2009. Changes in total operating expenses are primarily attributable to the factors discussed below.

Office Operating Expenses. Office operating expenses increased $4.0 million, or 63.6%, to $10.2 million for the year ended December 31, 2010 compared to $6.2 million for the year ended December 31, 2009. The increase was primarily due to the acquisitions of the Tierrasanta, First Financial, Del Amo Office, 9300

Wilshire Boulevard, 222 Kearny, 1455 Market, Rincon Center joint venture and 10950 Washington office properties, together with an increase in average occupancy year-over-year for our City Plaza and 875 Howard Street office properties.

Media & Entertainment Operating Expenses. Media and entertainment operating expenses increased $0.3 million, or 1.4%, to $19.8 million for the year ended December 31, 2010 compared to $19.5 million for the year ended December 31, 2009. The increase in operating expenses was due to an increase in other property-related expenses, primarily lighting and other equipment rental expenses resulting from higher production activity at our media and entertainment properties. The increase was partially offset by a one-time property tax expense reduction of $1.1 million received in October 2010.

General and Administrative Expenses. General and administrative expenses include wages and salaries for corporate-level employees, accounting, legal and other professional services, office supplies, entertainment, travel and automobile expenses, telecommunications and computer-related expenses and other miscellaneous items. Since our initial public offering and formation transactions did not occur until June 29, 2010, the year ended December 31, 2009 does not include general and administrative expenses for corporate-level operations. The $4.5 million of general and administration expenses reflect the expenses of our corporate-level operations for the year ended December 31, 2010.

Depreciation and Amortization. Depreciation expense increased $5.0 million, or 45.9%, to $15.9 million for year ended December 31, 2010 compared to $10.9 million for the year ended December 31, 2009. The increase was primarily due to the acquisitions of the Tierrasanta, First Financial, Del Amo, 9300 Wilshire Boulevard, 222 Kearny, 1455 Market, Rincon Center joint venture and 10950 Washington office properties, together with an increase in average occupancy year-over-year for our City Plaza property and the completion of the renovation of our 875 Howard Street office property.

Other Expense (Income)

Interest Expense. Interest expense remained relatively flat at $8.8 million for the year ended December 31, 2010 compared to $8.8 million for the year ended December 31, 2009. The results reflect higher interest expense associated with loans assumed in connection with our acquisition of the Tierrasanta, First Financial, Rincon Center joint venture and 10950 Washington office properties and draws on our secured revolving credit facility, offset by the repayment of indebtedness in connection with our initial public offering, 2010 private placement and formation transactions on June 29, 2010.

Unrealized Gain on Interest Rate Contracts. Unrealized gain on interest rate contracts remained relatively flat at $0.3 million for the year ended December 31, 2010 as compared to $0.4 million for the year ended December 31, 2009.

Acquisition-Related Expenses. Acquisition-related expenses were $4.3 million for the year ended December 31, 2010, with no comparable expenses for the year ended December 31, 2009. The increase was due to transactional costs relating to our initial public offering and related formation transactions and transactional costs relating to our acquisitions of the Tierrasanta, First Financial, Del Amo Office, 9300 Wilshire Boulevard, 222 Kearny, Rincon Center joint venture, 1455 Market and 10950 Washington office properties.

Net Income (Loss)

Net loss for the year ended December 31, 2010 was $2.7 million compared to net loss of $0.6 million for the year ended December 31, 2009. The increase in net loss was primarily due to higher operating expenses at our office and media and entertainment properties, higher general and administrative expenses, higher depreciation and amortization expenses and transactional costs relating to our acquisitions of properties in connection with our initial public offering and related formation transactions and our acquisitions of the Del Amo

Office, 9300 Wilshire Boulevard, 222 Kearny, Rincon Center joint venture and 10950 Washington office properties, partially offset by higher office and media and entertainment revenue, all as described above.

Comparison of year ended December 31, 2009 to year ended December 31, 2008

Revenue

Total Office Revenue. Total office revenue consists of rental revenue, tenant recoveries and other revenue. Total office revenues increased by $3.5 million, or 36.2%, to $13.3 million for the year ended December 31, 2009 compared to $9.8 million for the year ended December 31, 2008. The increase in total office revenue is attributable primarily to the factors discussed below.

Office Rental Revenue. Office rental revenue includes rental revenues from our office properties, percentage rent on retail space contained within those properties and lease termination income. Total office rental revenue increased by $2.8 million, or 34.1%, to $11.0 million for the year ended December 31, 2009 compared to $8.2 million for the year ended December 31, 2008. Total office rental revenues were primarily impacted by our acquisition activity during 2008 and the completion of the Technicolor Building. First, we acquired City Plaza on August 26, 2008, resulting in the inclusion of approximately four months of operations in the year ended December 31, 2008, compared to 12 months of operations in the year ended December 31, 2009. Second, the Technicolor Building was placed into service and the related lease commenced on June 1, 2008, which resulted in the inclusion of seven months of operations in the year ended December 31, 2008, compared to 12 months of operations in the year ended December 31, 2009.

Office Tenant Recoveries. Office tenant recoveries remained relatively flat for the year ended December 31, 2009 at $2.0 million compared to $1.5 million for the year ended December 31, 2008. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Office Other Revenue. Office other revenue increased $0.2 million, or 514.6%, to $0.3 million for the year ended December 31, 2009 compared to $0.0 million for the year ended December 31, 2008, primarily due to the timing of the acquisition and construction activity referred to above.

Total Media & Entertainment Revenue. Total media and entertainment revenue consists of rental revenue, tenant recoveries, other property-related revenue and other revenue. Total media and entertainment revenues decreased $6.0 million, or 16.2%, to $31.2 million for the year ended December 31, 2009 compared to $37.2 million for the year ended December 31, 2008. The decrease in total media and entertainment revenue is primarily attributable to the factors discussed below.

Media & Entertainment Rental Revenue. Media and entertainment rental revenue includes rental revenues from our media and entertainment properties, percentage rent on retail space contained within those properties, and lease termination income. Total media and entertainment rental revenue decreased $2.2 million, or 9.8%, to $19.9 million for the year ended December 31, 2009 compared to $22.1 million for the year ended December 31, 2008. The decrease in rental revenue was primarily due to seismic retrofitting and retrofitting of control room facilities with high-definition technology in the year ended December 31, 2009, which caused portions of the property to be unavailable for lease.

Media & Entertainment Tenant Recoveries. Media and entertainment tenant recoveries remained relatively flat at $1.8 million for the year ended December 31, 2009 compared to $1.5 million for the year ended December 31, 2008.

Media & Entertainment Other Property-Related Revenue. Media and entertainment other property-related revenue is revenue that is derived from the tenants’ rental of lighting and other equipment, parking, power, HVAC and telecommunications. Total other property-related revenue decreased $4.1 million, or 30.2%, to $9.4 million for the year ended December 31, 2009 compared to $13.5 million for the year ended December 31, 2008. The decrease in other property-related revenue was primarily due to seismic retrofitting and retrofitting of control room facilities with high-definition technology in the year ended December 31, 2009, which caused portions of the property to be unavailable for lease.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of office and media and entertainment operating expenses, as well as general and administrative expenses, and depreciation and amortization. Total operating expenses increased by $0.1 million, or 0.3%, to $36.7 million for the year ended December 31, 2009 compared to $36.6 million for the year ended December 31, 2008. This increase in total operating expenses is attributable primarily to the factors discussed below.

Office Operating Expenses. Office operating expenses increased by $3.2 million, or 107.9%, to $6.2 million for the year ended December 31, 2009 compared to $3.0 million for the year ended December 31, 2008. The change in property operating expenses was due to our acquisition activity and the completion of the Technicolor Building referred to above.

Media & Entertainment Operating Expenses. Media and entertainment operating expenses decreased by $4.3 million, or 18.2%, to $19.5 million for the year ended December 31, 2009 compared to $23.9 million for the year ended December 31, 2008. The decrease in media and entertainment operating expenses was primarily due to seismic retrofitting and retrofitting of control room facilities with high-definition technology in the year ended December 31, 2009, which caused portions of the property to be unavailable for lease during the retrofitting at the Sunset Bronson property.

Depreciation and Amortization. Depreciation and amortization expense increased $1.2 million, or 12.5%, to $10.9 million for the year ended December 31, 2009 compared to $9.7 million for the year ended December 31, 2008. The increase was primarily due to the timing of the acquisition and construction activity referred to above.

Other Expense (Income)

Interest Expense. Interest expense decreased $3.2 million, or 26.9%, to $8.8 million for the year ended December 31, 2009 compared to $12.0 million for the year ended December 31, 2008. The decrease was primarily due to a decrease in the LIBOR rate on our floating rate loans and the repayment of approximately $23.9 million of the Sunset Gower loan in May 2008 and the capitalization of interest expense as part of the 875 Howard Street redevelopment that began in February 2009. This decrease was partially offset by the increased interest expense on debt obtained on the Sunset Bronson property in May 2008 and the commencement of recognition of interest expense upon completion of the Technicolor Building in June 2008.

Unrealized Gain on Interest Rate Contracts. For the year ended December 31, 2009, there was unrealized gain on interest rate contracts of $0.4 million. There was an unrealized loss of $0.8 million for the year ended December 31, 2008.

Loss on Sale of Lot. For the year ended December 31, 2009, there was no gain or loss on sale of a lot. For the year ended December 31, 2008 there was a $0.2 million loss on the sale of a lot.

Net Income (Loss)

Net loss for the year ended December 31, 2009 was $0.6 million compared to a net loss of $2.6 million for the year ended December 31, 2008. A net decrease in income from operations of $2.6 million was offset by a decrease in non-operating expenses of $4.6 million, or 35.1%, to $8.5 million for the year ended December 31, 2009, compared to $13.0 million for the year ended December 31, 2008. The decrease in non-operating expenses was primarily due to a decrease in interest expense and change in fair value of the interest rate contracts.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We had approximately $48.9 million of cash and cash equivalents at December 31, 2010. In addition, the lead arrangers for our secured revolving credit facility have secured commitments that will allow borrowings of up to $200 million, of which approximately $36.7 million was available to us at December 31, 2010. Based on the closing price of our common stock of $14.70 as of March 31, 2011, our ratio of debt to total market capitalization is approximately 41.8% (treating the series A preferred units as debt). Our total market capitalization is defined as the sum of the market value of our outstanding common stock (which may decrease, thereby increasing our debt-to-total-capitalization ratio), including restricted stock that we may issue to certain of our directors and executive officers, plus the aggregate value of common units not owned by us, plus the liquidation preference of outstanding series A preferred units, plus the liquidation preference of outstanding series B preferred stock, plus the book value of our total consolidated indebtedness. As of April 25, 2011, we had approximately $46.5 million drawn on our secured revolving credit facility.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A., secured by our Sunset Gower and Sunset Bronson media and entertainment properties. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our $200 million secured revolving credit facility. As a result, as of April 25, 2011, we had capacity of approximately $139.8 million on our secured revolving credit facility, of which approximately $46.5 million had been drawn. We intend to use the secured revolving credit facility, among other things, to finance the acquisition of other properties, to provide funds for tenant improvements and capital expenditures and to provide for working capital and other corporate purposes.

We invested in the Rincon Center joint venture on December 16, 2010 subject to a $106.0 million project-level financing scheduled to mature on July 1, 2011. We are in the process of refinancing that loan in connection with the exercise of our call right to purchase the remaining 49% interest in the Rincon Center property. The transaction is expected to close in the second quarter of 2011; however, our acquisition of this interest is subject to closing conditions that may not be in our control. As such, we cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. See “Risk Factors—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.”

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and dividend payments to our stockholders required to maintain our REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, the proceeds of this offering and the concurrent private placement and by drawing upon our secured revolving credit facility.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities. We also may fund property acquisitions and non-recurring capital improvements using our secured revolving credit facility pending permanent financing.

We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, we cannot assure you that this is or will continue to be the case. Our ability to incur additional debt is dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets is dependent on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Consolidated Indebtedness

As of December 31, 2010, we had approximately $342.1 million of outstanding consolidated indebtedness, of which approximately $148.1 million, or approximately 43.3%, was variable rate debt, and of which $37.0 million, or approximately 10.8%, was subject to an interest rate swap on the LIBOR portion of the interest rate to a fixed rate of 0.75%. The following table sets forth information as of December 31, 2010 with respect to our outstanding indebtedness.

Debt	Outstanding December 31, 2010(1) (in thousands)	Interest Rate(2)	Annual Debt Service (in thousands)	Maturity Date	Balance at Maturity (in thousands)
Mortgage loan secured by Sunset Bronson(3)	$37,000	LIBOR+3.65%	$1,651	4/30/2011	$37,000
Mortgage loan secured by First Financial	43,000	5.34%	2,328	12/1/2011	43,000
Mortgage loan secured by Tierrasanta	14,300	5.62%	815	12/1/2011	14,300
Secured Revolving Credit Facility(4)	111,117	LIBOR+3.25% to 4.00%	5,351	6/29/2013	111,117
Mortgage loan secured by 10950 Washington	30,000	5.94%	1,807	2/11/2012	30,000
Mortgage loan secured by Rincon Center	106,000	6.08%	6,529	7/1/2011	106,000

Subtotal	$341,417
Unamortized Loan Premium, net(5)	643

Total	$342,060

(1)	On February 11, 2011, we closed a secured term loan totaling $92,000 with Wells Fargo Bank, N.A., secured by our Sunset Gower and Sunset Bronson media and entertainment properties. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37,000 of the loan is currently subject to an interest rate swap agreement that fixes one-month LIBOR to a rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% on $50,000 of the loan through its maturity on February 11, 2016.
(2)	Interest rates with respect to indebtedness are calculated on the basis of a 360-day year for the actual days elapsed. The indebtedness encumbering the Sunset Bronson property is floating rate indebtedness, subject to a secured interest rate contract that went effective upon the consummation of our initial public offering and the formation transactions on June 29, 2010, which swapped one-month LIBOR to a fixed rate of 0.75%.
(3)	On February 11, 2011, this loan was repaid in full using the proceeds from our secured term loan.
(4)	Subsequent to December 31, 2010, we used a portion of the proceeds from our secured term loan to pay down our secured revolving credit facility. As of April 25, 2011, we had approximately $46,500 drawn on our secured revolving credit facility. On April 4, 2011, we amended our secured revolving credit facility, one of the effects of which was to change the interest rate to LIBOR plus 250 basis points to 325 basis points, depending on our leverage ratio.
(5)	Represents non-cash mark-to-market adjustment on fixed rate debt associated with office properties.

Secured Revolving Credit Facility

In conjunction with our initial public offering and the formation transactions, we entered into a $200 million secured revolving credit facility with a group of lenders for which an affiliate of Barclays Capital

Inc. acts as administrative agent and joint lead arranger and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated act as syndication agent and joint lead arranger. In addition, each of the underwriters in this offering is a lender under our secured revolving credit facility. Effective April 4, 2011, we entered into an amendment to our secured revolving credit facility, the effects of which are reflected in the description below. From and after the date of such amendment, the secured revolving credit facility bears interest at a rate per annum equal to LIBOR plus 250 basis points to 325 basis points, depending on our leverage ratio. The secured revolving credit facility contains an accordion feature that allows us to increase the availability by $50.0 million, to $250.0 million, under specified circumstances.

The amount available for us to borrow under the facility is subject to the lesser of a percentage of the appraisal value of our properties that form the borrowing base of the facility and a minimum implied debt service coverage ratio. Our ability to borrow under the facility is subject to ongoing compliance with a number of customary restrictive covenants, including:

•	a maximum leverage ratio (defined as consolidated total indebtedness to total asset value) of 0.60:1.00;

•	a minimum fixed charge coverage ratio (defined as consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) of 1.50:1.00;

•	a maximum consolidated floating rate debt ratio (defined as consolidated floating rate indebtedness to total asset value) of 0.25:1.00;

•

a maximum recourse debt ratio (defined as recourse indebtedness other than indebtedness under the revolving credit facility but including unsecured lines of credit to total asset value) of 0.15:1.00; and

•	a minimum tangible net worth equal to at least 85% of our tangible net worth at the closing of our initial public offering plus 75% of the net proceeds of any additional equity issuances.

Under the secured revolving credit facility, our distributions may not exceed the greater of (i) 95.0% of our FFO, (ii) the amount required for us to qualify and maintain our status as a REIT or (iii) amounts required for us to avoid the imposition of income and excise taxes. If a default or event of default occurs and is continuing, we may be precluded from making certain distributions (other than those required to allow us to qualify and maintain our status as a REIT).

We and certain of our subsidiaries have guaranteed the obligations under the secured revolving credit facility and have pledged specified assets (including real property), stock and other interests as collateral for the secured revolving credit facility obligations.

As of April 25, 2011, we had capacity of approximately $139.8 million on our secured revolving credit facility, of which approximately $46.5 million had been drawn.

Secured Term Loan

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A., secured by our Sunset Gower and Sunset Bronson media and entertainment properties. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37.0 million of the loan is currently subject to an interest rate swap agreement that fixes one-month LIBOR to a rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% on $50.0 million of the loan through its maturity on February 11, 2016. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30,

2011. The remaining proceeds were used to partially pay down our secured revolving credit facility. The loan agreement for the term loan includes customary financial covenants for loans of this type, including a maximum ratio of total indebtedness to total assets, a minimum ratio of earnings before interest, taxes, depreciation and amortization to fixed charges, and a minimum level of net worth. In addition, the loan includes recourse to the company of up to 19.5% of the outstanding facility amount, along with events of default that we believe are usual for loans and transactions of this type.

Mortgage Loan Secured by First Financial

The First Financial Plaza property is subject to senior mortgage debt in a principal amount of $43.0 million, which is currently held by SunAmerica Life Insurance Company. The loan has a maturity date of December 1, 2011, which date may be extended for an additional five years upon modified terms at the option of the lender if the borrower fails to repay all amounts due at maturity. The loan bears interest at a fixed rate per annum of 5.34%. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust lien on the First Financial Plaza property, a security interest in all personal property used in connection with the First Financial Plaza property and an assignment of all leases and rents relating to the property. In the event that the debt service coverage of the borrower falls below a defined threshold, the borrower will become subject to a cash management and lockbox arrangement. The loan may be voluntarily prepaid in full upon 30 days advance notice with a prepayment premium equal to the greater of (i) 1% of the outstanding principal amount or (ii) the present value of all scheduled payments of principal and interest remaining under the promissory note, discounted at a rate, when compounded monthly, equal to the semi-annual yield on U.S. Treasuries with maturities equivalent to the maturity of the loan, less the amount of principal being prepaid, calculated as of the prepayment date. The prepayment premium does not apply to payments made during the 90-day period immediately prior to the maturity date. Partial voluntary prepayments are not permitted. The promissory note contains customary events of default, including defaults in the payment of principal or interest and defaults in compliance with the covenants contained in the documents evidencing and securing the loan. We, the borrower and the operating partnership are furthermore prohibited from consummating certain transfers and/or transactions without the consent of the lender unless certain conditions are satisfied, including the condition that the individuals comprising a majority of the board of directors are continuing directors, i.e., either those individuals who were (i) members of our board of directors, as of the closing of our initial public offering, or (ii) were nominated for membership on the board of directors or affirmatively endorsed for membership on the board of directors by at least a majority of the then continuing directors (including any director that qualifies as such pursuant to this clause (ii)).

Mortgage Loan Secured by Tierrasanta

The Tierrasanta property is subject to senior mortgage debt in a principal amount of $14.3 million, which is securitized debt that is currently held by Wells Fargo Bank, N.A., as Trustee for the Registered Holders of CD 2007-CD4 Commercial Mortgage Pass-Through Certificates. The loan has a maturity date of December 1, 2011, and bears interest at a rate per annum of 5.62%. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust lien on the Tierrasanta property, a security interest in all personal property used in connection with the Tierrasanta property and an assignment of all leases, rents and security deposits relating to the property. The loan may be voluntarily defeased in whole or in part, subject to satisfaction of customary defeasance requirements in effect for a prepayment prior to June 1, 2011, at which time the loan may be voluntarily prepaid without penalty or premium. The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.

Mortgage Loan Secured by 10950 Washington

The office building located at 10950 Washington is subject to senior mortgage debt in the original principal amount of $30.0 million, which is currently held by Wachovia Bank, National Association. The loan has a maturity date of February 11, 2012, and bears interest at a fixed rate per annum of 5.94%. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust on the 10950 Washington property, a security interest in all personal property used in connection with the property, and an assignment of all leases and rents relating to the property. The loan may be voluntarily defeased in whole, subject to satisfaction of customary defeasance requirements in effect for prepayment prior to December 11, 2011, at which time the loan may be voluntarily prepaid in whole without penalty or premium. The promissory note and deed of trust contain customary events of default, including defaults in the payment of principal and interest, defaults in compliance with covenants contained in other loan documents, cross defaults to other liens, bankruptcy or other insolvency events, abandonment of the property, and diminution of the value of the property.

Mortgage Loan Secured by Rincon Center

The Rincon Center property is subject to senior mortgage debt in the original principal amount of $106.0 million which is securitized debt. The loan has a maturity date of July 1, 2011, and bears interest at a fixed rate per annum of 6.08%. The loan was made to a single borrower subsidiary, and is secured by a first-priority deed of trust on the Rincon Center property, a security interest in all personal property used in connection with the property, and an assignment of all leases and rents relating to the property. The loan may be voluntarily defeased in whole, subject to satisfaction of customary defeasance requirements in effect for prepayment prior to April 29, 2011, at which time the loan may be voluntarily prepaid in whole without penalty or premium. The promissory note and deed of trust contain customary events of default, including defaults in the payment of principal and interest, defaults in compliance with covenants contained in other loan documents, cross defaults to other liens, bankruptcy or other insolvency events, abandonment of the property, and diminution of the value of the property. If we complete the acquisition of the remaining 49% interest in the property, we will be required to repay or refinance the $106.0 million loan on the property.

Contractual Obligations

The following table provides information with respect to our commitments at December 31, 2010, including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extensions.

	Payments Due by Period
Contractual Obligation(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Principal payments on mortgage loans(2)	$341,417,000	$200,300,000	$141,117,000	$—	$—
Interest payments(2)(3)	4,993,930	4,299,958	693,972	—	—
Operating leases	592,558	179,300	413,258	—	—
Tenant-related commitments	3,455,538	3,451,122	4,416	—	—
Ground leases(4)	53,005,389	1,231,201	3,693,603	3,693,603	44,386,982

Total:	$403,464,415	$209,461,581	$145,922,249	$3,693,603	$44,386,982

(1)	Does not reflect any potential payments of principal or interest on our $92.0 million secured term loan, which we closed on February 11, 2011. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37.0 million of the loan is currently subject to an interest rate swap agreement that fixes one-month LIBOR to a rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% on $50.0 million of the loan through its maturity on February 11, 2016. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our secured revolving credit facility. As a result, as of April 25, 2011, we had approximately $46.5 million drawn on our secured revolving credit facility.
(2)	Subsequent to December 31, 2010, we repaid approximately $64.6 million, net, on our secured revolving credit facility. As of April 25, 2011, we had approximately $46.5 million drawn on our secured revolving credit facility.
(3)	Interest rates with respect to indebtedness are calculated on the basis of a 360 day year for the actual days elapsed. The indebtedness encumbering the Sunset Bronson property is floating rate indebtedness, subject to a secured interest rate contract that went effective upon the consummation of our initial public offering and the formation transactions on June 29, 2010, which swapped one-month LIBOR to a fixed rate of 0.75%.

(4)	Reflects current annual base rents of $181,200, $1, $975,000 and $75,000 under the Sunset Gower, Del Amo Office, 222 Kearny and 9300 Wilshire ground leases, expiring March 31, 2060, June 30, 2049, June 14, 2054 and August 14, 2032, respectively. Assumes Sunset Gower and 222 Kearny ground rent is fixed at the current rent, although such ground rent is subject to periodic adjustments.

Off Balance Sheet Arrangements

At December 31, 2010, we did not have any off-balance sheet arrangements.

Cash Flows

Comparison of year ended December 31, 2010 to year ended December 31, 2009

Cash and cash equivalents were $48.9 million and $3.7 million at December 31, 2010 and 2009, respectively.

Our cash flows from operating activities are primarily dependent upon the occupancy level of our portfolio, the rental rates achieved on our leases, the collectability of rent and recoveries from our tenants and the level of operating expenses and other general and administrative costs. Net cash provided by operating activities increased by $3.1 million to $7.6 million for 2010 compared to $4.5 million for 2009. The increase is primarily due to the purchase of certain ownership interests in properties contributed in connection with our initial public offering and related formation transactions and the purchase of six properties subsequent to our initial public offering.

Our net cash used in investing activities is generally used to fund property acquisitions, development and redevelopment projects and recurring and non-recurring capital expenditures. Net cash used in investing activities increased $226.7 million to $242.2 million for 2010 compared to $15.5 million for 2009. The increase was primarily due to an increase in investments in real estate, chiefly as a result of the purchase of certain ownership interests in properties contributed in connection with our initial public offering and related formation transactions and purchase of six properties subsequent to the initial public offering.

Our net cash related to financing activities is generally impacted by our borrowings, capital activities net of dividends and distributions paid to common stockholders and noncontrolling interests. Net cash flows from financing activities amounted to net proceeds of cash for 2010 totaling $279.7 million compared to net proceeds of cash for 2009 totaling $8.8 million. The increase was due to the contribution of proceeds from the issuance of common stock in connection with our initial public offering and private placement and proceeds from the issuance of our series B preferred stock, which was partially offset by the repayment of certain indebtedness in connection with the related formation transactions.

Comparison of year ended December 31, 2009 to year ended December 31, 2008

Cash and cash equivalents were $3.7 million and $5.8 million at December 31, 2009 and 2008, respectively.

Net cash provided by operating activities decreased by $15.5 million to $4.5 million for the year ended December 31, 2009 compared to $20.0 million provided by operating activities for the year ended December 31, 2008. The decrease was primarily due to (i) the receipt of $16.3 million of pre-paid rent from KTLA in the year ended December 31, 2008 with no comparable activity in the year ended December 31, 2009, and (ii) an increase in lease commissions, prepaid expenses and other assets primarily associated with the prepaid property taxes and leasing commissions paid at the 875 Howard Street property.

Net cash used in investing activities decreased $163.1 million to $15.5 million for the year ended December 31, 2009 compared to $178.5 million for the year ended December 31, 2008. The decrease was primarily due to $192.6 million of additions to investments in real estate properties in the year ended December 31, 2008 as a result of the acquisition of Sunset Bronson and City Plaza properties compared to $15.5 million of additions to investments in real estate in the year ended December 31, 2009 primarily as a result of capital investments associated with the Technicolor Building partially offset by (i) $11.4 million of proceeds from the sale of a lot in the year ended December 31, 2008 with no comparable activity in the year ended December 31, 2009, and (ii) restricted cash inflow of $2.6 million in the year ended December 31, 2008 as a result of the reduction of the restricted cash required for the Sunset Bronson note payable, with no comparable activity in the year ended December 31, 2009.

Net cash provided by financing activities decreased $155.0 million to $8.8 million for the year ended December 31, 2009 compared to $163.8 million for the year ended December 31, 2008. The decrease was primarily due to (i) decrease in net contributions by members of $142.4 million from $147.9 million for the year ended December 31, 2008 as a result of the acquisition of Sunset Bronson and City Plaza properties compared to $5.5 million for the year ended December 31, 2009 primarily as a result of capital investments associated with the Technicolor Building, (ii) proceeds from notes payable of $41.9 million for the acquisition of Sunset Bronson and $3.9 million proceeds from notes payable in the year ended December 31, 2009 for 875 Howard Street loan draws, partially offset by net repayments of notes payable of $23.9 million for Sunset Gower in the year ended December 31, 2008 and (iii) payment of $0.6 million of loan costs associated with the extension of the note payable on Sunset Gower in the year ended December 31, 2009 compared to $2.2 million of loan costs associated with the Sunset Bronson note payable in the year ended December 31, 2008.

Funds from Operations

We calculate funds from operations before non-controlling interest, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO is defined by NAREIT as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of depreciable operating property, plus real estate depreciation and amortization (excluding amortization of above (below) market rents for acquisition properties and amortization of deferred financing costs and debt discounts/premiums) and after adjustments for unconsolidated partnerships and joint ventures.

FFO is a supplemental non-GAAP financial measure. We use FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition as we do, and, therefore, our FFO may not be comparable to such other REITs’ FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP. The following table sets forth a reconciliation of our pro forma net income to pro forma FFO before non-controlling interest for the periods presented:

Pro Forma
Year Ended December 31, 2010
(In thousands)
Net loss	$(3,987)
Adjustments:

Net income attributable to preferred stock and units	(8,108)

Real estate depreciation and amortization	39,376

Funds from operations before common non-controlling interests	$27,281

Inflation

Substantially all of our office leases provide for separate real estate tax and operating expense escalations. In addition, most of the leases provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recent Accounting Pronouncements

Changes to GAAP are established by the FASB in the form of accounting standards updates (ASUs) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. Newly issued ASUs not listed below are expected to not have any material impact on our consolidated financial position and results of operations, because either the ASU is not applicable or the impact is expected to be immaterial.

In January 2010, we adopted FASB guidance contained in ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The adoption of ASU 2009-17 did not have a material effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for new disclosures requiring us to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring us to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This ASU is effective for annual and interim reporting periods beginning after December 15, 2009 for most of the new disclosures and for periods beginning after December 15, 2010 for the new Level 3 disclosures. The adoption of this ASU did not have a material effect on our financial position and results of operations as it only addresses disclosures.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This standard amends the authoritative guidance for subsequent events that was previously issued and, among other things, exempts SEC registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provides different guidance on the accounting treatment for subsequent events or transactions. The adoption of this ASU did not have a material effect on our financial position and results of operations as it only addresses disclosures.

Quantitative and Qualitative Disclosures about Market Risk

The primary market risk we face is interest rate risk. Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. As more fully described below, we use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We only enter into contracts with major financial institutions based on their credit rating and other factors.

As of December 31, 2010, we had an interest rate agreement with respect to our indebtedness on the Sunset Bronson property pursuant to which we swapped one-month LIBOR to a fixed rate of 0.75% through April 30, 2011, which effectively results in a 4.40% fixed rate on the Sunset Bronson loan. As of December 31, 2010, one-month LIBOR was 0.26%. Therefore, if one-month LIBOR were to either increase or decrease by 10%, or approximately .0026% as of December 31, 2010, the resulting increase or decrease in interest expense would have had no impact on our future earnings and cash flows as the resulting one-month LIBOR would have remained below the 0.75% interest rate swap in effect through April 30, 2011.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A. secured by our Sunset Gower and Sunset Bronson media and entertainment properties. $37.0 million of the loan was used to fully repay the indebtedness on the Sunset Bronson property. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37.0 million of the loan is currently subject to an interest rate swap agreement that fixes one-month LIBOR to a rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% on $50.0 million of the loan through its maturity on February 11, 2016.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change in overall economic activity of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

As of December 31, 2010, our total outstanding debt was approximately $342.1 million, which was comprised of a $111.1 million line of credit not mitigated by interest rate contracts, $37.0 million of variable rate secured mortgage loans subject to the interest rate agreement described above and $193.3 million (before unamortized loan premium) of fixed rate secured mortgage loans. As of December 31, 2010, the fair value of our fixed rate secured mortgage loans, including the indebtedness on the Sunset Bronson property, was approximately $231.0 million.

BUSINESS AND PROPERTIES

Overview

We are a full-service, vertically integrated real estate company focused on owning, operating and acquiring high-quality office properties in select growth markets primarily in Northern and Southern California. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, San Diego, San Francisco, Silicon Valley and the East Bay, which we refer to as our target markets. Our portfolio includes 12 wholly-owned properties and a 51% interest in the joint venture that owns the Rincon Center property, which collectively total approximately 4.0 million square feet. These properties are strategically located in many of our target markets.

We were formed as a Maryland corporation in 2009 to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. We completed our initial public offering on June 29, 2010.

We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. We believe Mr. Coleman’s and Mr. Stern’s successful history of operating a publicly traded real estate company, significant expertise in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and access to capital, will allow us to continue to capitalize on the current market opportunity.

We focus our investment strategy on office and media and entertainment properties located in high barrier-to-entry submarkets with growth potential as well as on underperforming properties that provide opportunities to implement a value-add strategy to increase occupancy rates and cash flow. This strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction. We believe our senior management team’s experience in the California office and media and entertainment sectors positions us to improve cash flow in our portfolio, as well as any newly acquired properties, as the recovery in the California economy and the real estate markets takes hold.

Our portfolio includes 11 office properties, including the Rincon Center property in which we currently own a 51% joint venture interest, comprising an aggregate of approximately 3.1 million square feet, and two state-of-the-art media and entertainment properties comprising approximately 544,763 square feet of office and support space and approximately 312,669 square feet of sound-stage production facilities. As of December 31, 2010, our office properties were approximately 87.7% leased to approximately 170 tenants and our media and entertainment properties were approximately 72.6% leased to approximately 72 tenants. We also own 1.85 acres of undeveloped land adjacent to our media and entertainment properties, which together with redevelopment opportunities at our media and entertainment properties, could support over one million square feet of additional office and support space. Our properties are concentrated in premier submarkets that have high barriers to entry with limited supply of land, high construction costs and rigorous entitlement processes.

We intend to elect to be taxed as a REIT for federal income tax purposes on our federal income tax return for our taxable year ended December 31, 2010. We believe that we have operated, and we intend to continue operating, in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year. We conduct substantially all of our business through our operating partnership, of which we serve as the sole general partner. As of December 31, 2010, we owned approximately 89.6% of the outstanding common units of partnership interest in our operating partnership, or common units. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” The remaining 10.4% limited partnership interest in our operating partnership as of December 31, 2010 was owned by certain of our executive officers and directors, certain of their affiliates, and other outside investors, including funds affiliated with Farallon.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office and media and entertainment properties and enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

•

Experienced Management Team with a Proven Track Record of Acquiring and Operating Assets and Managing a Public Office REIT. Our senior management team, led by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively, has an average of over 20 years of experience in owning, acquiring, developing, operating, financing and selling office properties in California. In particular, Messrs. Coleman and Stern, who have worked together for approximately 10 years through all stages of the real estate market cycle, have overseen the acquisition and operation of more than 20 million square feet, with an aggregate purchase price in excess of $10 billion. Since our initial public offering on June 29, 2010, we have acquired six new properties, including our joint venture interest in the Rincon Center property, for an aggregate of approximately $401.4 million representing 2,072,016 square feet.

•

Committed and Incentivized Management Team. Our senior management team is dedicated to our successful operation and growth, with no real estate business interests outside of our company. Additionally, upon completion of this offering and the concurrent private placement, our senior management team will own approximately     % of our common stock on a fully diluted basis, thereby aligning management’s interests with those of our stockholders.

•

California Focus with Local and Regional Expertise. We are primarily focused on acquiring and managing office properties in Northern and Southern California, where our senior management has significant expertise and relationships. California has historically experienced strong rebounds in its real estate market after prior recessions, as demand for commercial real estate in California is driven by its dynamic, innovative and diversified economy that we believe will continue to grow and create demand for office space over the long term. California outpaced the rate of national job creation during several cycles, including the periods following the mid-1970s recession, the late 1980s recession, and during the late 1990s. Additionally, many of California’s leading markets are supply-constrained as a result of the scarcity of available land, high construction costs and restrictive entitlement processes, which we believe have helped drive strong rebounds in the California real estate market after prior recessions. We believe our experience, in-depth market knowledge and meaningful industry relationships with brokers, tenants, landlords, lenders and other market participants enhances our ability to identify and capitalize on attractive acquisition opportunities, particularly those that arise in California.

•

Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners, national and regional lenders, brokers, tenants and other participants in the California real estate market. We believe these relationships have provided us with access to attractive acquisition opportunities, including off-market acquisition opportunities. We believe these relationships will continue to provide us access to an ongoing pipeline of attractive acquisition opportunities and potential joint venture partners, both of which may not be available to our competitors. Additionally, we focus on establishing strong relationships with our tenants in order to understand their long-term business needs, which we believe enhances our ability to retain quality tenants, facilitates our leasing efforts and maximizes cash flows from our properties.

•	Growth-Oriented, Flexible and Conservative Capital Structure. We have remained well-capitalized since our initial public offering, including through our series B preferred stock offering completed in the fourth quarter of 2010. The proceeds of this offering and the concurrent private placement, available cash on hand, our secured revolving credit facility, and our new $92 million secured term loan should provide us with a significant amount of capital to pursue acquisitions and execute our growth strategy, while maintaining a flexible and conservative capital structure. Upon completion of this offering and the concurrent private placement and our use of proceeds therefrom, our ratio of net debt to total enterprise value is expected to be approximately 27% (treating the series A preferred units as debt and defining total enterprise value as total market capitalization, plus total existing debt, plus preferred stock, plus minority interests, minus cash and cash equivalents). As of the February 11, 2011 closing of the secured term loan, the outstanding balance on our secured revolving credit facility was $38.5 million and we had approximately $90.6 million available for draw under such facility. We believe our access to capital and flexible and conservative capital structure provide us with an advantage over many of our private and public competitors, as we look to take advantage of growth opportunities. We are free from legacy balance sheet issues and have a manageable debt maturity schedule, which allows our management to focus on our business and growth strategies rather than balance sheet repair.

•

Irreplaceable Media and Entertainment Assets in a Premier California Submarket. Our Sunset Gower and Sunset Bronson media and entertainment properties are located on Sunset Boulevard, just off of the Hollywood Freeway in the heart of Hollywood. These facilities, which are situated on approximately 15.6 and 10.6 acres, respectively, were originally built in the 1920s as the headquarters of Columbia Pictures and Warner Brothers and represent a unique and irreplaceable assemblage of land in densely populated Los Angeles. We are the largest owner and operator of independent media and entertainment properties in Los Angeles and possess large, modern sound stages and plentiful office space with state-of-the-art telecommunications and data network infrastructure. Our properties are important facilities for major film and television companies and independent producers, most of which outsource a portion of their productions to independent media and entertainment properties. We believe our media and entertainment properties are attractively located and benefit from high barriers to entry, with a limited supply of readily developable land. In addition, there are substantial costs associated with acquiring and developing suitable land and extensive knowledge required to develop and operate such facilities. As a result of these high barriers to entry, there is effectively no new supply of media and entertainment space in the urban core of Los Angeles. We believe the limited supply of media and entertainment properties, coupled with the continued demand for such properties in Los Angeles, which remains the center of the entertainment industry in the United States, will help ensure that these assets remain critical to the industry.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

•

Pursue Acquisitions of Distressed and/or Underperforming Office Properties. We intend to capitalize on the attractive investment environment by acquiring properties at meaningful discounts to our estimates of their intrinsic value. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe our success implementing this strategy is exemplified by our acquisition of City Plaza, a 333,922 square foot Class-A office building located in Orange, California. Our predecessor acquired the loan on the City Plaza property in August 2008 at a substantial discount and subsequently obtained title to the property. Our acquisition of City Plaza illustrates how our relationships with other real estate owners, lenders, joint venture partners and tenants can create a competitive advantage to capitalize on new acquisition opportunities. In that case, long-standing ties to the existing owner and their project lender and our record of performance facilitated that acquisition through a joint venture with Farallon. We believe that our extensive relationships with real estate owners, developers and lenders, together with our strong balance sheet and access to liquidity, will allow us to capitalize on similar value-add opportunities. Since our initial public offering on June 29, 2010, we have acquired six additional properties, including our Rincon Center joint venture, together totaling 2,072,016 square feet.

•

Focus on High Barrier-to-Entry Markets. We target in-fill, suburban markets and central business districts primarily in California. These markets have historically had favorable long-term supply/demand characteristics and significant institutional ownership of real estate, which we believe have helped support real estate fundamentals and valuations over the long term. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.

•

Proactive Asset and Property Management. We intend to actively manage our portfolio, employ aggressive leasing strategies and leverage our existing tenant relationships to increase the occupancy rates at our properties, attract high quality tenants and maximize tenant retention rates. In addition, we are focused on extending lease durations at our media and entertainment properties to provide greater visibility and less volatility in cash flows. We believe our successful leasing of the City Plaza property illustrates our proactive asset management. At the time of its acquisition in August 2008, the property was only approximately 38% leased. By employing aggressive leasing strategies, leveraging our extensive tenant relationships and focusing on tenant retention, we have increased the leased square footage of the property to approximately 93.7% as of December 31, 2010. We believe that we will be able to apply our management and leasing expertise to newly acquired, underperforming properties in order to similarly maximize the performance of such properties.

We have also targeted ways to improve net operating income through controlling or reducing operating costs. For example, the close proximity of our two Hollywood media and entertainment properties has enabled us to proactively cut various operating costs. Leveraging our economies of scale, we restructured our security staffing at these locations to eliminate certain redundancies in personnel. We also reduced costs by consolidating service contracts, such as elevator maintenance services, fire life safety maintenance, pest control services and lot sweeping services.

•

Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. Our media and entertainment properties encompass approximately 26 acres in the heart of Hollywood—one of the largest land holdings under common control in the market. In addition, we control two land parcels adjacent to our Sunset Bronson property that are available for new ground-up developments in a supply- and land-constrained market. We believe our media and entertainment properties and undeveloped land offer significant growth potential, with over one million square feet of potential incremental development and redevelopment space. We believe the limited supply of media and entertainment space in the market, as well as the aging of much of the existing inventory, creates a unique opportunity to reshape this asset class. We also have a fully-entitled development agreement for our City Plaza property that allows for a new 360,000 square foot building and parking structure to be developed on our 11.5 acre site that we believe could be a valuable long-term asset. Our senior management team’s development and redevelopment experience includes:

•	the development of Technicolor’s worldwide headquarters, a six-story, build-to-suit, 114,958 square foot office and production building at our Sunset Gower property;

•

the development of the Howard Hughes Center, a 70-acre development located adjacent to Interstate 405 near Los Angeles International Airport, which involved the master planning, development and construction of a business park with four Class-A, multi-story office buildings totaling approximately 972,000 square feet and structured parking totaling approximately 2,700 stalls. We also obtained entitlements to build 600 residential units on vacant parcels throughout the center; and

•

the redevelopment of the Westwood Center, a 328,515 square foot, Class-A office building located in West Los Angeles, which involved the complete redesign and reconstruction of building exterior curtain walls, structural systems, elevators, common areas, tenant areas and mechanical, electrical and plumbing systems, or MEP.

•

Value Creation Through Capital Recycling Program. We intend to pursue an efficient asset allocation strategy that maximizes the value of our investments by selectively disposing of properties whose returns appear to have been maximized and redeploying capital into acquisition, development and redevelopment opportunities with higher return prospects, in each case in a manner that is consistent with our qualification as a REIT. Our management team has a demonstrated history of selling assets and reinvesting proceeds in acquisition, development and redevelopment opportunities with higher returns in target submarkets.

Acquisition Pipeline

We have an extensive network of long-standing relationships with real estate developers, individual and institutional real estate owners and national and regional lenders in the California and West Coast real estate markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities, which may not be available to our competitors. For example, we acquired the 222 Kearny property in an off-market transaction that was the result of our long-standing relationship with the lender who had acquired the property through foreclosure.

We are currently in discussions regarding a number of acquisition opportunities in our target markets that have come to our attention through our network of relationships. As of April 25, 2011, we were tracking and evaluating acquisition opportunities that include single-asset and portfolio transactions located throughout California and the Pacific Northwest with an estimated aggregate purchase price of in excess of $1.0 billion and approximately 5.5 million square feet. We are continuing to engage in discussions and preliminary negotiations with sellers and, in the some instances, have commenced the process of conducting diligence or have submitted non-binding indications of interest. However, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, there can be no assurance that we will complete any of the potential acquisitions that we are currently evaluating.

Our Portfolio

Our stabilized portfolio consists of 12 wholly-owned properties and a 51% consolidated joint venture investment in the Rincon Center property, located in eight California submarkets, containing a total of approximately 4.0 million square feet, which properties we refer to as our portfolio. The following table presents an overview of our portfolio, based on information as of December 31, 2010. Rental data presented in the table below for office properties reflects annualized base rent on leases in place as of December 31, 2010 and does not reflect actual cash rents historically received because such data does not reflect abatements or tenant reimbursements for real estate taxes, insurance, common area or other operating expenses. Rental data presented in the table below for media and entertainment properties reflects actual cash base rents, excluding tenant reimbursements, received during the 12 months ended December 31, 2010. Leases at our media and entertainment properties are typically short-term leases of one year or less, and other than the KTLA lease at our Sunset Bronson property, substantially all of the current in-place leases at our media and entertainment properties will expire in 2011 and 2012. All of our properties are located in California, and are owned through our operating partnership.

Property	City	Year Built/ Renovated	Square Feet(1)	Percent Leased(2)	Annualized Base Rent/ Annual Base Rent(3)	Annualized Base Rent/ Annual Base Rent Per Leased Square Foot(4)	Annualized Net Effective Base Rent Per Leased Square Foot(5)

OFFICE PROPERTIES
1455 Market	San Francisco	1977	1,012,012	92.1%	$13,293,602	$14.26	$14.55
Rincon Center(6)	San Francisco	1985	580,850	81.1	17,405,916	36.96	37.11
City Plaza	Orange	1969/99	333,922	93.7	7,794,151	24.90	26.95
875 Howard	San Francisco	Various	286,270	65.6	2,858,829	15.21	11.49
First Financial	Encino (LA)	1986	222,423	84.8	6,314,462	33.49	35.52
10950 Washington	Culver City (LA)	Various	158,873	99.5	4,282,389	27.09	29.53
222 Kearny Street(7)	San Francisco	Various	148,797	76.9	4,157,584	36.34	38.28
Technicolor Building	Hollywood (LA)	2008	114,958	100.0	4,103,173	35.69	39.04
Del Amo Office(8)	Torrance	1986	113,000	100.0	3,069,070	27.16	28.38
Tierrasanta	San Diego	1985	104,234	96.8	1,580,915	15.67	16.09
9300 Wilshire Boulevard(9)	Beverly Hills	1965/2001	58,484	90.5	2,238,706	42.30	42.42

Total/Weighted Average Office Properties:			3,133,823	87.7%	$67,098,796	$24.43	$25.10

MEDIA & ENTERTAINMENT PROPERTIES
Sunset Gower(10)	Hollywood (LA)	Various	543,709	70.9%	$11,670,642	$30.27
Sunset Bronson	Hollywood (LA)	Various	313,723	75.5	9,520,517	40.18

Total/Weighted Average Media & Entertainment Properties:			857,432	72.6%	$21,191,159	$34.04

Portfolio Total:			3,991,255

LAND
Sunset Bronson—Lot A	Hollywood (LA)	N/A	273,913
Sunset Bronson—Redevelopment	Hollywood (LA)	N/A	389,740
Sunset Gower—Redevelopment	Hollywood (LA)	N/A	423,396
City Plaza	Orange	N/A	360,000

Total Land Assets:			1,447,049

(1)	Square footage for office and media and entertainment properties has been determined by management based upon estimated leasable square feet, which may be less or more than the Building Owners and Managers Association, or BOMA, rentable area. Square footage may change over time due to remeasurement or releasing. Square footage for land assets represents management’s estimate of developable square feet, the majority of which remains subject to receipt of entitlement approvals that have not yet been obtained.
(2)	Percent leased for office properties is calculated as (i) square footage under commenced leases as of December 31, 2010, divided by (ii) total square feet, expressed as a percentage. Percent leased for media and entertainment properties is the average percent leased for the 12 months ended December 31, 2010. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)

We present rent data for office properties on an annualized basis, and for media and entertainment properties on an annual basis. Annualized base rent for office properties is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements with respect to the office properties for leases in effect as of December 31, 2010 for the 12 months ending December 31, 2011 are $844,336 pursuant to leases in effect. Annualized base rent, net of abatements, as of December 31, 2010 is $7,583,452 for City Plaza, $6,234,180 for First Financial, $3,926,224 for the Technicolor Building, $2,609,147 for 875 Howard Street and $2,111,982 for 9300 Wilshire Boulevard. There are no abatements associated with the leases in place as of December 31, 2010 at the Del Amo Office, Tierrasanta, 222 Kearny, 1455 Market, Rincon Center and 10950 Washington properties. Total annualized base rent, net of abatements, for our office properties is $66,254,460 as of December 31, 2010. Annual base rent for media and entertainment properties reflects actual base rent for the 12 months ended December 31, 2010, excluding tenant reimbursements. Our leases at our 9300 Wilshire, City Plaza, First Financial, and Del Amo Office properties are full service gross leases, and annualized base rent data for these properties does not reflect tenant reimbursements in excess of the base year expense stop. Some or all of the leases at our 1455 Market, Rincon Center, 222 Kearny, Technicolor, Tierrasanta, 875 Howard Street and 10950 Washington properties, as well as the KTLA lease at the Sunset Bronson property, are either triple net leases or modified gross leases pursuant to which the tenant reimburses the landlord or directly pays for some operating expenses, such as real estate taxes, insurance, common area and other operating expenses, and annualized base rent for these properties does not reflect such amounts. We estimate that the full service gross equivalent annualized base rent for these properties as of December 31, 2010 is $24,227,599 for 1455 Market, $18,107,199 for Rincon Center, $4,389,220 for 222 Kearny, $5,388,866 for the Technicolor Building, $2,097,558 for Tierrasanta, $3,799,559 for 875 Howard Street, and $4,595,849 for 10950 Washington. We estimate that the full service gross equivalent annual base rent as of December 31, 2010 is $11,707,435 for Sunset Gower and $10,837,258 for Sunset Bronson.

(4)	Annualized base rent per leased square foot for the office properties is calculated as (i) annualized base rent divided by (ii) square footage under lease as of December 31, 2010. Annual base rent per leased square foot for the media and entertainment properties is calculated as (i) actual base rent for the 12 months ended December 31, 2010, excluding tenant reimbursements, divided by (ii) average square feet under lease for the 12 months ended December 31, 2010. We estimate that the full service gross equivalent annualized base rent per leased square foot as of December 31, 2010 is $25.98 for 1455 Market, $38.45 for Rincon Center, $38.36 for 222 Kearny, $46.88 for the Technicolor Building, $20.79 for Tierrasanta, $20.22 for 875 Howard Street and $29.08 for 10950 Washington, and the full service gross equivalent annual base rent per leased square foot as of December 31, 2010 is $30.36 for Sunset Gower and $45.74 for Sunset Bronson.
(5)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of December 31, 2010, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of December 31, 2010. Our leases at our 9300 Wilshire, City Plaza, First Financial, and Del Amo Office properties are full service gross leases, and annualized net effective base rent data for these properties does not reflect tenant reimbursements in excess of the base year expense stop. Some or all of the leases at our 1455 Market, Rincon Center, 222 Kearny, Technicolor, Tierrasanta, 875 Howard Street and 10950 Washington properties, as well as the KTLA lease at the Sunset Bronson property, are either triple net leases or modified gross leases pursuant to which the tenant reimburses the landlord or directly pays for some operating expenses, and annualized net effective base rent for these properties does not reflect such amounts. We estimate that the full service gross equivalent annualized net effective base rent per leased square foot for these properties as of December 31, 2010 is $26.23 for 1455 Market, $39.02 for Rincon Center, $40.31 for 222 Kearny, $49.98 for the Technicolor Building, $21.07 for Tierrasanta, $22.86 for 875 Howard Street and $31.48 for 10950 Washington.
(6)	Data represents 100% of the Rincon Center property. We currently own a 51% joint venture interest in this property. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.”
(7)	A portion representing approximately 64% of the building area of this property (excluding the 180 Sutter building) is subject to a ground lease that expires June 14, 2054; the remaining portion is owned in fee.
(8)	This property is subject to a ground sublease that expires June 30, 2049.
(9)	This property is subject to a ground lease that expires August 14, 2032.
(10)	Approximately 0.59 acres of this property is subject to a ground lease that expires March 31, 2060; the remaining portion is owned in fee.

Office Portfolio

Our portfolio consists of 11 office properties, including our Rincon Center joint venture interest, comprising an aggregate of approximately 3.1 million square feet. As of December 31, 2010, our office properties were approximately 87.7% leased to approximately 170 tenants. All of our office properties are located in prime California submarkets. As of December 31, 2010, the weighted average remaining lease term for our office portfolio was 50 months.

Tenant Diversification of Office Portfolio

Our office portfolio is currently leased to a variety of companies. The following table sets forth information regarding the ten largest tenants in our office portfolio based on annualized base rent as of December 31, 2010.

Tenant	Property	Lease Expiration		Earliest Optional Termination date by Tenant		Total Leased Square Feet	Percentage of Office Portfolio Square Feet	Annualized Base Rent(1)	Percentage of Office Portfolio Annualized Base Rent
Bank of America	1455 Market	Various		—	(2)	835,649	26.7%	$9,950,860	14.8%
AIG	Rincon Center(3)	Various	(4)	08/1/2012	(5)	170,089	5.4	6,809,675	10.1
AT&T	Rincon Center(3)	8/31/2013		—		155,964	5.0	5,850,333	8.7
Technicolor Creative Services USA, Inc.	Technicolor Building	5/31/2020		—		114,958	3.7	4,103,173	6.1
GSA – U.S. Corps of Engineers	1455 Market	2/19/2017		02/19/2015		89,995	2.9	3,150,982	4.7
Saatchi & Saatchi North America, Inc.(6)	Del Amo Office	12/31/2019		12/31/2011		113,000	3.6	3,069,070	4.6
Kondaur Capital Corp.	City Plaza	3/31/2013		—		125,208	4.0	3,004,992	4.5
NFL Enterprises	10950 Washington	3/31/2015		—		95,570	3.0	2,808,595	4.2
State of California	Rincon Center(3)	7/31/2012		—	(7)	35,452	1.1	1,659,606	2.5
Pepperdine University	First Financial	1/31/2019		—		35,351	1.1	1,367,659	2.0

Total:						1,771,236	56.5%	$41,774,945	62.3%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Total abatements for the ten largest tenants in our office portfolio as of December 31, 2010 for the year ending December 31, 2011 are $176,949.
(2)	Bank of America lease expiration by square footage, assuming the exercise of all early termination rights: (i) 28,574 square feet at December 31, 2011; (ii) 25,474 square feet at December 31, 2012; (iii) 236,522 square feet at December 31, 2013; (iv) 331,197 square feet at December 31, 2015; and (v) 213,882 square feet at December 31, 2017.
(3)	We currently own a 51% joint venture interest in this property. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.”
(4)	AIG lease expiration by square footage: (i) 3,332 square feet at May 31, 2011; and (ii) 166,757 square feet at July 31, 2017.
(5)	The early termination option is subject to payment of an early termination fee calculated pursuant to a formula in the lease.
(6)	The Saatchi & Saatchi lease provides the tenant with the option to terminate the office lease on any of the following dates in each case upon nine months’ prior notice: December 31, 2014 and December 31, 2016, in each case in exchange for the payment of an early termination fee, as described above.
(7)	The tenant has the right to terminate the lease at any time upon 90 days’ written notice.

Lease Distribution of Office Portfolio

The following table sets forth information relating to the distribution of leases in our office portfolio, based on net rentable square feet under lease as of December 31, 2010.

Square Feet Under Lease	Number of Leases	Percentage of All Leases	Total Leased Square Feet	Percentage of Office Portfolio Leased Square Feet	Annualized Base Rent(1)	Percentage of Office Portfolio Annualized Base Rent
2,500 or less	72	42.1%	89,902	3.3%	$3,000,670	4.5%
2,501-10,000	61	35.7	309,682	11.3	10,295,562	15.3
10,001-20,000	12	7.0	175,386	6.4	5,024,180	7.5
20,001-40,000	11	6.4	309,578	11.3	8,299,815	12.4
40,001-100,000	4	2.3	335,897	12.2	7,690,466	11.5
Greater than 100,000	6	3.5	1,514,868	55.1	32,788,103	48.9
Building management use	5	2.9	11,785	0.4	—	—

Office Portfolio Total:	171	100.0%	2,747,098	100.0%	$67,098,796	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010 by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Total abatements for leases in effect as of December 31, 2010 for the year ended December 31, 2011 are $844,336.

Lease Expirations of Office Portfolio

The following table sets forth a summary schedule of the lease expirations for leases in place as of December 31, 2010 plus available space, for each of the ten full calendar years beginning January 1, 2011 at the properties in our office portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.

Year of Lease Expiration	Square Footage of Expiring Leases		Percentage of Office Portfolio Square Feet	Annualized Base Rent(1)	Percentage of Office Portfolio Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Available	377,437	(2)	12.1%	$—	—%	$—
2010	3,509		0.1	94,743	0.1	27.00
2011(3)	439,114		14.1	10,290,701	15.3	23.44
2012	161,131		5.2	3,962,376	5.9	24.59
2013	615,757		19.7	16,454,647	24.5	26.72
2014	114,084		3.7	3,643,231	5.4	31.93
2015	470,100		15.0	7,535,645	11.2	16.03
2016	136,964		4.4	3,721,921	5.5	27.17
2017	615,705		19.7	15,322,987	22.8	24.89
2018	27,613		0.9	562,686	0.8	20.38
2019	36,378		1.2	1,406,685	2.1	38.67
2020	114,958		3.7	4,103,173	6.1	35.69
Thereafter	—		—	—	—	—
Building management use	11,785		0.4	—	—	—

Office Portfolio Total/Weighted Average:	3,124,535		100.0%	$67,098,796	100.0%	$24.43

(1)

Annualized base rent is calculated, including for uncommenced leases, by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Total abatements for leases in effect as of December 31, 2010 for the year ended December 31, 2011 are $844,336.
(2)	Includes the Burlington Coat Factory lease representing 94,505 square feet of space at our 875 Howard Street property, which has an expiration date of December 31, 2013 but is subject to a continuing early termination right that can be exercised upon one year’s prior notice. Also includes the Saatchi & Saatchi lease representing 113,000 square feet of space at our Del Amo Office property, which is scheduled to expire on December 31, 2019. The lease is subject to early termination options on December 31, 2011, December 31, 2014 and December 31, 2016, in each case in exchange for payment of an early termination fee estimated to be approximately $5.0 million for 2011, $3.1 million for 2014 and $1.9 million for 2016. Also includes the State of California lease representing 35,452 square feet at the Rincon Center property, which is scheduled to expire on July 31, 2012. The tenant has the right to terminate the lease anytime after July 31, 2010 by giving landlord at least 90 days notice. If neither Saatchi & Saatchi, Burlington Coat Factory nor the State of California exercise their early termination rights in 2011, leases representing only 6.3% of our office portfolio will expire in 2011. This 6.3% represents $4,947,674 in annualized base rent and 7.4% of office portfolio annualized base rent.
(3)	Includes approximately 9,288 square feet subject to uncommenced leases.

Description of Our Office Properties

1455 Market, San Francisco, California

On December 16, 2010, we acquired 1455 Market, a 22-story, 1,012,012 square foot office property located in San Francisco, California. The property sits on 3.01 acres and contains 353 parking spaces. 1455 Market was built in 1977 by Bank of America as one of the firm’s West Coast “mission critical” facilities housing a vault, data center, check processing facility and call center. Bank of America owned and operated the property from the time the building was completed up until the closing of the acquisition. The property is located in close proximity to some of San Francisco’s largest government and culture institutions, including City Hall, the San Francisco Public Library and the Supreme Court of California, which should make it an appealing location to various firms servicing both local and national governmental agencies. As of December 31, 2010 the property was 92.1% leased to eight tenants. Bank of America is the largest tenant occupying a total of 835,649 square feet.

1455 Market Primary Tenants

The following table summarizes information regarding the primary tenants of 1455 Market as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options		Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Bank of America	Financial	Various	—	(2)	2 x 5 years	(3)	835,649	82.6%	$9,950,860	$11.91	74.9%
GSA- U.S. Corps of Engineers	Government	2/19/2017	02/19/2015		1 x 5 years		89,995	8.9%	3,150,982	35.01	23.7

Total / Weighted Average:							925,644	91.5%	$13,101,842	$14.15	98.6%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	Bank of America lease expiration by square footage, assuming the exercise of all early termination options: (i) 28,574 square feet at December 31, 2011, (ii) 25,474 square feet at December 31, 2012, (iii) 236,522 square feet at December 31, 2013, (iv) 331,197 square feet at December 31, 2015 and (v) 213,882 square feet at December 31, 2017.
(3)	The renewal options do not apply to three of the fourteen floors leased by Bank of America.

1455 Market Lease Expirations

The following table sets forth the lease expirations for leases in place at 1455 Market as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011.

Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 58 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	97,591	9.5%	$—	—%	$—
2011	1	28,574	2.8	342,888	2.6	12.00
2012	2	27,901	2.7	347,688	2.6	12.46
2013	3	238,183	23.1	4,390,263	33.0	18.43
2014	1	1,500	0.1	55,722	0.4	37.15
2015	2	331,547	32.2	3,108,550	23.4	9.38
2016	1	875	0.1	32,100	0.2	36.69
2017	2	303,877	29.5	5,016,392	37.7	16.51
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	12	1,030,048	100.0%	$13,293,602	100.0%	$14.26

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.

1455 Market Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for 1455 Market as of the date indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	92.1%	$14.26	$14.55

(1)	Because we did not own this property prior to December 2010, we are unable to show data for years prior to 2010.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of 1455 Market.

The current real estate tax rate for 1455 Market is $11.64 per $1,000 of assessed value. The total annual tax for 1455 Market for the tax year ending June 30, 2011 is $1,680,540 (at a taxable assessed value of $144.4 million). In addition, there was $161,209 in direct assessments and personal property tax imposed on 1455 Market by the City and County of San Francisco for the tax year ending June 30, 2011.

Rincon Center, San Francisco, California

On December 16, 2010, a joint venture in which we own a 51% interest acquired the Rincon Center property, a mixed-use, two-building, five- and six-story, office and retail property located in San Francisco, California. Rincon Center sits on 3.5 acres, and contains 279 parking spaces. Located in the South Financial District, Rincon Center is located near all major transportation hubs in San Francisco, making it appealing to tenants across a variety of industries. As of December 31, 2010 the property was 81.1% leased to approximately 35 tenants. AIG is the largest tenant occupying a total of 166,757 square feet. On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property from our joint venture partner at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all. For a summary of certain risks related to our acquisition of the remaining 49% interest in the Rincon Center property, see “Risk Factors—Risks Related to Our Properties and Our Business—Our acquisition of the remaining 49% interest in the Rincon Center property from our joint venture partner is subject to closing conditions that could delay or prevent the acquisition of such interest and a failure to complete such acquisition could result in the loss of our current 51% interest in the property.” If we complete the acquisition of the remaining 49% interest in the Rincon Center property, we will dissolve the joint venture entity and our operating partnership will own the property through a single-member limited liability company. In addition, we will repay or refinance the $106.0 million loan on the property.

Rincon Center Primary Tenants

The following table summarizes information regarding the primary tenants of Rincon Center as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
AIG	Insurance	7/31/2017	08/01/2012	(2)	1 x 10 years	170,089	29.3%	6,809,675	$40.04	39.1%
AT&T	Technology	8/31/2013	—		1 x 5 years	155,964	26.9	5,850,333	37.51	33.6
State of California	Government	7/31/2012	—	(3)	—	35,452	6.1	1,659,606	46.81	9.5
Yank Sing	Retail	6/30/2016	—		2 x 5 years	13,651	2.4	412,259	30.20	2.4
Salon Media Group	Media & Entertainment	2/28/2014	—		—	8,623	1.5	308,000	35.72	1.8

Total / Weighted Average:						383,779	66.1%	$15,039,873	$39.19	86.4%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	The AIG lease is subject to an early termination right commencing on August 1, 2012 with respect to up to 10% of the then current rentable square footage of the lease premises or a certain 18,364 rentable square feet of the lease premises as set forth in the lease, in each case in exchange for payment of an early termination fee based on a formula set forth in the lease.
(3)	The State of California lease is subject to an early termination right that can be exercised upon 90 days’ prior notice.

Rincon Center Lease Expirations

The following table sets forth the lease expirations for leases in place at Rincon Center as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 53 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	109,928	18.9%	$—	—%	$—
2011	7	52,951	9.1	2,164,522	12.4	40.88
2012	6	9,089	1.6	317,481	1.8	34.93
2013	6	162,133	27.9	6,064,902	34.8	37.41
2014	6	16,823	2.9	624,181	3.6	37.10
2015	5	9,909	1.7	413,656	2.4	41.75
2016	1	13,651	2.4	412,259	2.4	30.20
2017	3	195,948	33.7	7,230,833	41.5	36.90
2018	1	4,405	0.8	139,055	0.8	31.57
2019	1	1,027	0.2	39,026	0.2	38.00
2020	—	—	—	—	—	—
Thereafter	1	4,986	0.9	—	—	—

Total/Weighted Average:	37	580,850	100.0%	$17,405,916	100.0%	$36.96

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.

Rincon Center Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for Rincon Center as of the date indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	81.1%	$36.96	$37.11

(1)	Because we did not own this property prior to December 2010, we are unable to show data for years prior to 2010.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of Rincon Center.

Rincon Center is subject to a $106.0 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Description of Certain Debt—Mortgage Loan Secured by Rincon Center.”

The current real estate tax rate for Rincon Center is $11.64 per $1,000 of assessed value. The total annual tax for Rincon Center for the tax year ending June 30, 2011 is $1,786,862 (at a taxable assessed value of $153.5 million). In addition, there was $475.68 in direct assessments imposed on Rincon Center by the City and County of San Francisco.

City Plaza, Orange, California

City Plaza is a nineteen-story, steel-framed, Class-A office building located in Orange, California. The property, built in 1969 and renovated in 1999, contains 333,922 net rentable square feet situated on a 11.5 acre lot with 1,189 parking spaces. The property is located near the intersection of two major freeways, Interstate 5 and Highway 22, at the geographic center of Orange County, a location that has attracted many diverse, high-quality tenants from across Orange County, including United States Fire Insurance Company, Calco Insurance Brokers, Walsworth, Franklin, Bevins & McCall, Kondaur Capital Corp. and Brady, Vorwerck Rider & Caspino. Additionally, the property is located adjacent to The Block, a 715,000 square-foot regional mall providing an array of amenities, including restaurants, retail establishments and movie theaters that are attractive to potential and existing tenants, as well as local residents. Our predecessor acquired the loan on City Plaza in August 2008 at a substantial discount and subsequently obtained title to the property from the borrower. At the time of acquisition, the property was only approximately 38% leased. As of December 31, 2010, City Plaza was approximately 93.7% leased to approximately 30 tenants (including the property management tenant) operating in various industries.

City Plaza Primary Tenants

The following table summarizes information regarding the primary tenants of City Plaza as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage Of Property Annualized Base Rent
Kondaur Capital Corp.	Financial	03/31/13	—		1 x 5 years	125,208	37.5%	$3,004,992	$24.00	38.6%
Medical Specialties(2)	Business Services	01/31/17	—		1 x 5 years	29,369	8.8	740,099	25.20	9.5
Walsworth, Franklin, Bevins(3)	Legal	12/31/19	12/31/16		1 x 5 years	28,141	8.4	675,384	24.00	8.7
Master Halco	Industrial / Fencing	02/28/19	02/28/17	(4)	1 x 5 years	19,876	6.0	663,302	33.37	8.5
Liberty Mutual Insurance	Insurance	08/31/11	—		1 x 5 years	18,550	5.6	513,835	27.70	6.6

Total / Weighted Average:						221,144	66.2%	$5,597,612	$25.31	71.8%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	In connection with the entry into a lease with this tenant, we assumed the tenant’s remaining obligation under its prior lease, which we estimate at $33,184 per year through August 2011. This obligation may be reduced if we are able to sublease the tenant’s previous space or if the tenant’s previous landlord offers to acquire our leasehold interest.
(3)	Total abatements under the Walsworth, Franklin, Bevins lease for the year ending December 31, 2011 are $173,067.
(4)	Effective January 31, 2011, this lease was terminated in exchange for the payment of a termination fee of approximately $2.8 million.

City Plaza Lease Expirations

The following table sets forth the lease expirations for leases in place at City Plaza as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 40 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	20,949	6.3%	$—	—%	$—
2011	11	48,591	14.6	1,302,001	16.7	26.80
2012	5	14,333	4.3	394,537	5.1	27.53
2013	4	127,993	38.3	3,078,890	39.5	24.06
2014(2)	3	22,079	6.6	533,644	6.8	24.17
2015	—	—	—	—	—	—
2016(3)	3	46,435	13.9	1,063,295	13.6	22.90
2017(4)	3	50,011	15.0	1,421,785	18.2	28.43
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter(5)	1	3,531	1.1	—	—	—

Total/Weighted Average:	30	333,922	100.0%	$7,794,151	100.0%	$24.90

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements for leases in effect as of December 31, 2010 for the year ending December 31, 2011 are $210,669.
(2)	Includes the Brady, Vorwerck, Ryder & Caspino lease representing 18,350 square feet of space, which is scheduled to expire on August 31, 2019. However, this lease is subject to a one-time early termination right on August 31, 2014 in exchange for an early termination fee.
(3)	Includes the Walsworth, Franklin, Bevins lease representing 28,141 square feet, which is scheduled to expire on December 31, 2019, and is subject to a one-time early termination right on December 31, 2016 in exchange for an early termination fee.
(4)	Includes the Master Halco lease representing 19,876 square feet of space, which was terminated effective January 31, 2011 in exchange for the payment of a termination fee of approximately $2.8 million.
(5)	Includes 3,531 square feet that is leased to our subsidiary for property management offices.

City Plaza Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for City Plaza as of the dates indicated below:

Date (1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	93.7%	$24.90	$26.95
December 31, 2009	72.8	25.39	25.56
December 31, 2008	43.0	27.75	28.08

(1)	Because we did not own this property prior to 2008, we are unable to show data for years prior to this time.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of City Plaza.

City Plaza is included in the portfolio of properties that secure our secured revolving credit facility. For more information regarding our secured revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Revolving Credit Facility.”

Also in connection with our acquisition of the City Plaza property, we agreed to assume certain costs of design and construction, in the amount of approximately $1.0 million, related to the reconfiguration of certain surface parking areas and the construction of a new road way that will be located on both the City Plaza property and adjacent property, which improvements will improve access to both the City Plaza property and the adjacent retail center from the highway. We have modified the agreement related to this construction to allow for certain time extensions for completion. The construction of these improvements has also since commenced and should be complete within 2011. An initial payment of $350,000 was made in accordance with our commitment. Also, we filed certain land swap documents and easement rights with the city which are also required in accordance with the assumed agreement documents.

With respect to our City Plaza property, we are obligated under a parking easement agreement to provide 1,250 parking spaces for use by the adjacent property owner. However, due to a condemnation event that occurred subsequent to the granting of such parking easement, we are currently only able to provide 1,139 parking spaces for such use. We are in discussions with the holder of the easement to address the current deficiency.

The current real estate tax rate for City Plaza is $10.35 per $1,000 of assessed value. The total annual tax for City Plaza for the tax year ending June 30, 2011 is $727,984 (at a taxable assessed value of $70.3 million). In addition, there was $28,989 in various direct assessments and supplemental taxes imposed on City Plaza by the County of Orange for the 2010/2011 tax year.

875 Howard Street, San Francisco, California

Our 875 Howard Street property is located in San Francisco, California and consists of two buildings totaling 286,270 square feet. One of the buildings is a 191,765 square foot, six-story building that underwent redevelopment from its prior use as a museum to use as an office property. The redevelopment included a new lobby, demolition of all floors to core and shell and the completion of exterior upgrades, all of which were completed on April 1, 2010. The other building is a 94,505 square foot, three-story retail building leased to Burlington Coat Factory. The property is located in the South of Market area in San Francisco, a submarket that has historically had a high concentration of high technology and internet-related tenants. We believe that as venture capital investments in technology related companies increase, our property will attract many of the high technology and internet tenants that tend to be located in the South of Market submarket. Additionally, the property is located across the street from the Moscone Convention Center near Market Street, which provides an array of amenities, including access to San Francisco’s primary mass transit corridor, restaurants, retail establishments and movie theaters, all of which are attractive to potential and existing tenants.

One of our contributors, Farallon, acquired the property in 2007 with its operating partner, TMG Partners, or TMG, when the office component of the property was occupied by the California Academy of Sciences, which was scheduled to vacate the property in 2008. Farallon and TMG acquired the property with the intent to redevelop the office space that had been underutilized when the California Academy of Sciences occupied the space. Concurrently with the completion of our initial public offering and the consummation of the formation transactions, we entered into an agreement with TMG relating to this property, pursuant to which we will pay a 3% commission on hard costs of first generation tenant improvements and a leasing commission equal to $2 per square foot of new space leased during the term of the agreement. This agreement terminates upon the earlier of two years or the date on which the property is 95% leased. As of December 31, 2010, the 875 Howard Street retail building was 100% leased to Burlington Coat Factory, while the office building was 49% leased to three tenants totaling 93,425 square feet. Overall, as of December 31, 2010, the property was 65.6% leased.

The Burlington Coat Factory lease is subject to a continuous termination right by the tenant on one year’s prior notice. However, we believe Burlington Coat Factory’s lease is at substantially below market rates as of December 31, 2010, which we believe may encourage the tenant to exercise one or more of its two five-year renewal options at the current rental rate.

875 Howard Street Primary Tenants

The following table summarizes information regarding the primary tenants of 875 Howard Street as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Heald College(2)	Educational	12/13/2020	12/13/2017	1 x 5 years	55,827	19.5%	$1,116,538	20.00	39.1%
Carat USA(3)	Media & Entertainment	3/31/2017	3/31/2016	1 x 5 years	33,291	11.6	998,730	30.00	34.9
Burlington Coat Factory(4)	Retail	12/31/2013	9/30/2011	2 x 5 years	94,505	33.00	614,351	6.5	21.5
Playhaven (Medium Entertainment)	Media & Entertainment	11/30/2013	11/30/2013		4,307	1.5	129,210	30.00	4.5

Total/Weighted Average:					187,930	65.6%	$2,858,829	$15.21	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. The Burlington Coat Factory lease is a modified gross lease pursuant to which the tenant, in addition to its base rental payment, reimburses the landlord for certain operating expenses. We estimate that the full service gross equivalent annualized base rent for the Burlington Coat Factory lease is $1,181,381, or $12.50 per leased square foot. The Heald College, Carat USA and Playhaven leases are modified gross leases pursuant to which the tenant, in addition to its base rental payment, reimburses the landlord for expenses in excess of a base year expense stop, as well as janitorial costs and utilities. We estimate that the full service gross equivalent annualized base rent for the Heald College lease is $1,339,846, or $24.00 per leased square foot. We estimate that the full service gross equivalent annualized base rent for the Carat USA lease is $1,131,894, or $34.00 per leased square foot. We estimate that the full service gross equivalent annualized base rent for the Playhaven lease is $146,438, or $34.00 per leased square foot.
(2)	The Heald College lease is subject to an early termination right for an early termination payment of approximately $2.2 million.
(3)	Total abatements under this lease for the year ending December 31, 2011 are $249,683. The early termination right is subject to an early termination fee of $412,106. The Carat USA lease provides the tenant a complete abatement of base rent for the first year of the lease term.
(4)	The Burlington Coat Factory lease is subject to a continuing early termination right that can be exercised upon one year’s prior notice.

875 Howard Street Lease Expirations

The following table sets forth the lease expirations for leases in place at 875 Howard Street as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 43 months due to the continuous termination right of Burlington Coat Factory on one year’s prior notice; to date, such notice has not been provided.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	98,340	34.4%	$—	—%	$—
2011(2)	1	94,505	33.0	614,351	21.5	6.50
2012	—	—	—	—	—	—
2013	1	4,307	1.5	129,210	4.5	30.00
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	1	33,291	11.6	998,730	34.9	30.00
2017	1	55,827	19.5	1,116,538	39.1	20.00
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Thereafter Total/Weighted Average:	4	286,270	100.0%	$2,858,829	100.0%	$15.21

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized net effective base rent per leased square foot does not reflect tenant reimbursements.
(2)	Includes the Burlington Coat Factory lease representing 94,505 square feet of space that has an expiration date of December 31, 2013 and is subject to a continuing early termination right that can be exercised upon one year’s prior notice. To date, such notice has not been provided. Excluding Burlington Coat Factory, none of our 875 Howard Street property leases would expire in 2011.

875 Howard Street Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for 875 Howard Street as of the dates indicated below:

Date(1)	Percent Lease	Annualized Base Rent Per Leased Square Foot(2)	Annualized Net Effective Base Rent Per Leased Square Foot (3)
December 31, 2010	65.6%	$15.21	$11.49
December 31, 2009	33.0	6.50	6.50
December 31, 2008	100.0	7.81	7.81
December 31, 2007	100.0	6.66	6.66

(1)	Because we did not own this property prior to 2007, we are unable to show data for years prior to 2007.
(2)	We estimate that the full service gross equivalent annualized base rent per leased square foot is $20.22 as of December 31, 2010.
(3)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date. Annualized net effective base rent per leased square foot does not reflect tenant reimbursements. We estimate that the full service gross equivalent net effective base rent per leased square foot as of December 31, 2010 is $22.88 for 875 Howard Street.

875 Howard Street is included in the portfolio of properties that secure our secured revolving credit facility. For more information regarding our secured revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Revolving Credit Facility.”

The current real estate tax rate for 875 Howard Street is $11.64 per $1,000 of assessed value. The total annual tax for 875 Howard Street for the tax year ending June 30, 2011 is $555,752 (at a taxable assessed value of $47.7 million). In addition, there was $20,519 in various direct assessments imposed on 875 Howard Street by the City and County of San Francisco.

First Financial, Encino, California

First Financial is a six-story, steel-framed office building located in Encino, California at the intersection of Ventura and Balboa Boulevards. The property, built in 1986, contains 222,423 net rentable square feet and a 49,560 square foot four-story parking garage with 690 parking spaces. The property has access to two major freeways, the Ventura (Highway 101) and San Diego (Interstate 405) Freeways, and is located near many of Los Angeles’s residential communities in the central part of the San Fernando Valley. As of December 31, 2010, First Financial was approximately 84.8% leased to approximately 35 tenants (including the property management tenant).

First Financial Primary Tenants

The following table summarizes information regarding the primary tenants of First Financial as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Pepperdine University	Educational	01/31/19	—		1 x 5 years	35,351	15.9%	$1,367,659	$38.69	21.7%
Marcus & Millichap(2)	Real Estate	09/30/16	09/30/11		1 x 5 years	14,500	6.5	475,621	32.80	7.5
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Financial	04/30/16	04/30/12	(3)	2 x 5 years	15,838	7.1	437,129	27.60	6.9
Haber Corporation	Financial	09/30/12	—		1 x 5 years	12,973	5.8	423,741	32.66	6.7
Vitas Healthcare Corp.	Healthcare	02/28/14	—		1 x 5 years	13,390	6.0	385,204	28.77	6.1

Total/Weighted Average:						92,052	41.4%	$3,089,353	$33.56	48.9%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	The Marcus & Millichap lease is subject to early termination options with respect to 3,036 square feet on September 30, 2011 and with respect to 11,464 square feet on September 30, 2014, in each case in exchange for payment of an early termination fee based on a formula set forth in the lease. Total abatements under this lease for the year ending December 31, 2011 are $40,824.
(3)	The early termination right is subject to an early termination fee of $234,212.

First Financial Lease Expirations

The following table sets forth the lease expirations for leases in place at First Financial as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 45 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	33,873	15.2%	$—	—%	$—
2011	4	14,051	6.3	442,099	7.0	31.46
2012(2)	9	50,851	22.9	1,586,353	25.1	31.20
2013	9	20,711	9.3	773,418	12.2	37.34
2014(3)	8	54,073	24.3	1,730,280	27.4	32.00
2015	1	2,806	1.3	84,449	1.3	30.10
2016	1	8,048	3.6	278,396	4.4	34.59
2017	1	1,669	0.8	51,806	0.8	31.04
2018	—	—	—	—	—	—
2019	1	35,351	15.9	1,367,659	21.7	38.69
2020	—	—	—	—	—	—
Thereafter(4)	1	990	0.4	—	—	—

Total/ Weighted Average:	35	222,423	100.0%	$6,314,462	100.0%	$33.49

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements for leases in effect as of December 31, 2010 for the year ending December 31, 2011 are $80,281.
(2)	Includes the Merrill Lynch, Pierce, Fenner & Smith Incorporated lease representing 15,838 square feet, which is scheduled to expire on April 30, 2016. However, this lease is subject to a one-time early termination right on April 30, 2012 in exchange for an early termination fee of $234,212.
(3)	Includes the Marcus & Millichap lease representing 14,500 square feet, which is scheduled to expire on September 30, 2016. However, the tenant has a right to terminate the lease with respect to 3,036 square feet on September 30, 2011. The tenant also has a right to terminate the remaining 11,464 square feet on September 30, 2014 in exchange for an early termination fee based on a formula set forth in the lease.
(4)	Includes 990 square feet that is leased to our subsidiary for property management offices.

First Financial Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for First Financial as of the dates indicated below:

Date (1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	84.8%	$33.49	$35.52
December 31, 2009	92.1	32.81	30.56
December 31, 2008	93.2	30.40	30.06
December 31, 2007	95.1	28.34	23.42
December 31, 2006	98.7	27.34	26.27
December 31, 2005	92.5	26.71	25.89

(1)	Annualized net effective base rent per leased square foot represents (i) the contractual rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of First Financial.

First Financial is subject to a $43.0 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness— Description of Certain Debt—Mortgage Loan Secured by First Financial.”

The current real estate tax rate for First Financial is $12.70 per $1,000 of assessed value. The total annual tax for First Financial for the tax year ending June 30, 2011 is $737,915 (at a taxable assessed value of $58.1 million). In addition, there was $20,036 in various direct assessments and voted indebtedness imposed on First Financial by the City of Los Angeles and County of Los Angeles for the 2010/2011 tax year.

10950 Washington, Culver City, California

On December 22, 2010, we acquired 10950 Washington, a 158,873 square foot office property located in Culver City, California, from an unrelated third party for $46.0 million in cash (including the assumption of a $30.0 million mortgage loan) funded with borrowings under our secured revolving credit facility. The 10950 Washington property consists of a three-story office building totaling 86,987 square feet and a 71,886 square foot building containing two sounds stages, creative office space and a café, for an aggregate of 158,873 square feet. The property sits on 5.5 acres, and contains structured and surface parking with a total of 441 parking spaces. As of December 31, 2010 the property was 99.5% leased to eight tenants. NFL Enterprises is the largest tenant occupying a total of 95,570 square feet, and they broadcast the company’s NFL Network from the two sound stages on site. Located in Culver City, California, the 10950 Washington property benefits from close proximity to the 405 Freeway and the amenities that downtown Culver City provides, making it an attractive location for many media and entertainment companies seeking “creative office” space on the westside of Los Angeles.

10950 Washington Primary Tenants

The following table summarizes information regarding the primary tenants of the 10950 Washington property as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
NFL Enterprises	Media & Entertainment	03/31/15	—	—	95,570	60.2%	$2,808,595	$29.39	65.6%
SDI Media	Media & Entertainment	04/30/16	—	1 x 5 years	30,300	19.1	754,899	24.91	17.6
All3Media/Studio Lambert	Media & Entertainment	06/30/13	—	—	20,047	12.6	396,000	19.75	9.2
David Larkins	Architecture	09/30/11	—	1 x 5 years	4,767	3.0	132,630	27.82	3.1
The Point Media Consultants	Media & Entertainment	10/31/11	—	—	3,447	2.2	120,975	35.10	2.8

Total / Weighted Average:					154,131	97.0%	$4,213,100	$27.33	98.4%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.

10950 Washington Lease Expirations

The following table sets forth the lease expirations for leases in place at the 10950 Washington property as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 49 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	805	0.5%	$—	—%	$—
2011	3	8,639	5.4	266,806	6.2	30.88
2012	—	—	—	—	—	—
2013	2	22,221	14.0	452,089	10.6	20.35
2014	—	—	—	—	—	—
2015	1	95,570	60.2	2,808,595	65.6	29.32
2016	1	30,300	19.1	754,899	17.6	24.91
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter	1	1,338	0.8	—	—	—

Total/Weighted Average:	8	158,873	100.0%	$4,282,389	100.0%	$27.09

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.

10950 Washington Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for the 10950 Washington property as of the date indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	99.5%	$27.09	$29.53

(1)	Because we did not own this property prior to October 2010, we are unable to show data for years prior to 2010.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of 10950 Washington.

The 10950 Washington property is subject to a $30.0 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Description of Certain Debt—Mortgage Loan Secured by 10950 Washington.”

The current real estate tax rate for the 10950 Washington property is $10.82 per $1,000 of assessed value. The total annual tax for the 10950 Washington property for the tax year ending June 30, 2011 is $270,374

(at a taxable assessed value of $25.0 million). In addition, there was $22,397 in various direct assessments imposed on the 10950 Washington property by the City of Culver City and County of Los Angeles for the 2010/2011 tax year.

222 Kearny, San Francisco, California

On October 8, 2010 we acquired a 148,797 square foot, two-building office property located in San Francisco, California, which we refer to as 222 Kearny. The property consists of the 180 Sutter building, a 5-story building built in 1901 and renovated in 1986, and the 222 Kearny building, a 10-story building built in 1986. The property contains 60 parking stalls. Located on the border of the Union Square and Financial District submarkets of San Francisco, the property is attractive to tenants across many industries including financial services, legal, hospitality and technology. As of December 31, 2010, the property was 76.9% leased to 22 tenants (including the property management office).

A portion representing approximately 64% of the building area of the 222 Kearny property (excluding the 180 Sutter building) resides on a ground lease held by Hudson 222 Kearny, LLC pursuant to a lease dated June 15, 1984 as amended and assigned, between 154 Sutter LLC as lessor and Hudson 222 Kearny, LLC, as lessee (expiring on June 14, 2054). The ground lease provides for annual rent equal to the greater of (i) $975,000 or (ii) 20% of the annual net operating income of the portion of the property subject to the ground lease until annual net operating income reaches $8 million; once annual net operating income reaches $8 million, percentage rent equal to 25% of the excess annual net operating income above $8 million is also payable. Annual rent under the ground lease is currently $975,000.

222 Kearny Primary Tenants

The following table summarizes information regarding the primary tenants of 222 Kearny as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Kimpton Group Holding, LLC	Hospitality	05/20/11	—	1 x 5 years	20,997	14.1%	$614,342	$29.26	14.8%
The Children’s Place	Retail	01/31/17	—	—	8,373	5.6	485,634	58.00	11.7
Stockwell, Harris	Legal	09/30/13	—	1 x 5 years	8,050	5.4	378,350	47.00	9.1
Van Der Hout	Legal	02/29/12	—	1 x 5 years	7,647	5.1	313,527	41.00	7.5
Adams Nye	Legal	12/11/13	—	1 x 5 years	11,026	7.4	265,882	24.11	6.4

Total/Weighted Average:					56,093	37.7%	$2,057,735	$36.68	49.5%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.

222 Kearny Lease Expirations

The following table sets forth the lease expirations for leases in place at 222 Kearny as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 26 months.

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—		34,384	23.1%	$—	—%	$—
2010	1	(2)	3,509	2.4	94,743	2.3	27.00
2011	6		43,182	29.0	1,387,757	33.4	32.14
2012	4		10,831	7.3	486,669	11.8	45.21
2013	5		33,078	22.2	1,228,755	29.6	37.15
2014	1		3,708	2.5	114,917	2.8	30.99
2015	3		10,792	7.3	356,109	8.6	33.00
2016	—		—	—	—	—	—
2017	1		8,373	5.6	485,634	11.7	58.00
2018	—		—	—	—	—	—
2019	—		—	—	—	—	—
2020	—		—	—	—	—	—
Thereafter(3)	1		940	0.6	—	—	—

Total/Weighted Average:	22		148,797	100.0%	$4,157,584	100.0%	$36.34

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	Represents a lease that expired on December 31, 2010.
(3)	Includes 940 square feet of property management office space.

222 Kearny Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for 222 Kearny as of the date indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	76.9%	$36.34	$38.28

(1)	Because we did not own this property prior to October 2010, we are unable to show data for years prior to 2010.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of 222 Kearny.

The current real estate tax rate for 222 Kearny is $11.64 per $1,000 of assessed value. The total annual tax for 222 Kearny for the tax year ending June 30, 2011 is $634,523 (at a taxable assessed value of $54.5 million). In addition, there was $714 in various direct assessments imposed on 222 Kearny by the City of San Francisco and County of San Francisco for the 2010/2011 tax year. We anticipate a downward assessment to occur as part of our acquisition.

Technicolor Building, Hollywood, California

The Technicolor Building is a six-story, steel-framed Class-A office and motion picture technical production building located in Hollywood, California. The property comprises 114,958 square feet and is located on the Sunset Gower property (described below), with frontage on Sunset Boulevard, one of the main surface arteries in Los Angeles. The property was completed in 2008 and serves as the worldwide headquarters for Technicolor, one of the leading post-production companies in the entertainment industry. The property includes both traditional office space and space dedicated to post-production uses, such as video and sound content screening, editing and data storage and, as Technicolor’s primary office and post-production facility, it is essential to its worldwide operations. The property is 100% leased to Technicolor through May 31, 2020. Pursuant to the terms of its lease, Technicolor is obligated to reimburse us for 100% of the expenses related to the operation of the property, including, but not limited to, real property taxes, utilities and insurance premiums (excluding structural, roof and core MEP system capital replacements).

The following table summarizes information regarding the Technicolor Building lease as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased Square Feet	Percentage of Property Square Fee	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Technicolor	Media & Entertainment	05/31/20	2 x 5 years	114,958	100.0%	$4,103,173	$35.69	100.0%

Total/Weighted Average:				114,958	100.0%	$4,103,173	$35.69	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements as of December 31, 2010 for the year ending December 31, 2011 are $176,949. Annualized base rent does not reflect tenant reimbursements. We estimate that the full service gross equivalent annualized base rent for the Technicolor Building lease is $5,388,866, or $46.88 per leased square foot.

Technicolor Building Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for the Technicolor Building as of the dates indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot (2)	Annualized Net Effective Base Rent Per Leased Square Foot(3)
December 31, 2010	100.0%	$35.69	$39.04
December 31, 2009	100.0	34.32	39.04
December 31, 2008	100.0	33.00	39.04

(1)	Because the property was placed into service on June 1, 2008, we are unable to show data for full years prior to 2008.
(2)	We estimate that the full service gross equivalent annualized base rent per leased square foot as of December 31, 2010 is $46.88.
(3)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date. Annualized net effective base rent per leased square foot does not reflect tenant reimbursements. We estimate that the full service gross equivalent annualized net effective base rent per leased square foot as of December 31, 2010 is $49.98 for the Technicolor Building.

The Technicolor Building, together with the Sunset Gower property, is included in the portfolio of properties that secures our secured revolving credit facility. For more information regarding our secured revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Revolving Credit Facility.”

The current real estate tax for the Technicolor Building is included in the real estate tax for Sunset Gower. As described above, Technicolor is obligated to reimburse us for 100% of its allocated share of real property taxes and related fees.

Del Amo Office, Torrance, California

On August 13, 2010, we acquired the Del Amo Office property and its related ground sublease for $27.5 million in cash (before closing costs and prorations).

The Del Amo Office property is a five-story, steel-framed office building located on Sepulveda Boulevard in Torrance, California. The property, built in 1986, contains 113,000 net rentable square feet and is situated on 2.3 acres with 150 parking spaces. The property is 100% leased to Saatchi & Saatchi North America, Inc., a leading advertising agency, pursuant to a written lease. Saatchi & Saatchi has been a tenant at this property for over 20 years, over which period significant capital improvements have been made to the property. The current term of the office lease expires December 31, 2019, provided that Saatchi & Saatchi has the option to terminate the office lease on any of the following dates: December 31, 2014 and December 31, 2016, in each case in exchange for the payment of an early termination fee, based on an amount equal to the unamortized tenant improvement allowances, brokerage commissions and abated rent granted to Saatchi & Saatchi for the initial 15-year term. We estimate the early termination fee to be approximately $5.0 million, $3.1 million and $1.9 million for the termination rights exercisable on December 31, 2011, December 31, 2014 and December 31, 2016, respectively. Saatchi & Saatchi also has one 10-year extension option, at a rental rate equal to 95% of the projected prevailing rental rate as of the first day of the option term (based on a formula set forth in the office lease). The office lease provides for the payment of monthly base rent, plus tenant’s share (100%) of all increases in direct costs of operation, repair and maintenance of the building and common areas, including real property taxes and assessments levied or assessed against the building (including in connection with a change of ownership), over such costs for the 2005 base year.

The following table summarizes information regarding the Del Amo Office property lease as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant		Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Saatchi & Saatchi	Advertising	12/31/19	12/31/11	(2)	1 x 10 years	113,000	100.0%	$3,069,070	$27.16	100.0%
Total/Weighted Average:						113,000	100.0%	$3,069,070	$27.16	100.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12.
(2)	The Saatchi & Saatchi lease provides the tenant with the option to terminate the office lease on any of the following dates in each case upon nine months’ prior notice: December 31, 2014 and December 31, 2016, in each case in exchange for the payment of an early termination fee, as described above.

The property on which the Del Amo Office building is located is subleased by Del Amo Fashion Center Operating Company, L.L.C., a Delaware limited liability company, or Del Amo, through a long-term ground sublease entered into on February 12, 1985 between Sears, Roebuck & Co., as sublessor, and Del Amo (as successor-in-interest to Del Amo Mills Limited Partnership, successor-in-interest to The Torrance Company), as sublessee. The current term of the ground sublease expires June 30, 2049. The ground sublease is subject and subordinate to the terms of a ground lease dated June 29, 1959 between certain persons and entities therein referred to as The Sears Investors, as lessor, and Sears, Roebuck and Co., as lessee, and an improvement agreement and agreement to ground sublease dated September 15, 1983 between Sears, Roebuck and Co. and The Torrance Company, predecessor to Del Amo. The fee owner of the property has not granted to the subtenant under the ground sublease any rights of non-disturbance. Accordingly, a termination of the ground lease for any reason, including a rejection thereof by the ground tenant under the ground lease in a bankruptcy proceeding, could result in a termination of the ground sublease. In the event of a termination of the ground sublease, the Company may lose its interest in the Del Amo Office building and may no longer have the right to receive any of the rental income from the Del Amo Office building. In addition, the failure of the Company to have any non-disturbance rights from the fee owner may impair the Company’s ability to obtain financing for the Del Amo Office building. See “Risk Factors—Risks Related to Our Properties and Our Business—The ground sublease for the Del Amo Office property is subject and subordinate to a ground lease, the termination of which could result in a termination of the ground sublease.”

Fixed Net Rent under the ground sublease is $1.00 per year, with sublessee being responsible for all impositions, insurance premiums, operating charges, maintenance charges, construction costs and other charges, costs and expenses that arise or may be contemplated under any provisions of the ground sublease, including its pro rata share of all exterior common area maintenance costs charged to sublessor with respect to the larger tract of land of which the property is a part, and all real property taxes applicable to the property (and if not separately assessed, then sublessee’s liability shall be for such equitable portion of the real property taxes as the property bears to all of the land and improvements included within the tax parcel assessed, as determined mutually by sublessor and sublessee).

The sublessee is also responsible for sublessor’s obligations under the ground lease applicable to the property, other than those obligations involving the payment of rent or other charges. The ground sublease is not expressly terminable for any reason by either party other than in connection with a casualty or condemnation. The sublessee has the right to mortgage its leasehold interest in the property, but is not otherwise permitted to assign, mortgage, pledge, encumber or in any manner transfer the ground sublease, or any part thereof, further sublease the property, or any part thereof (other than subleasing of space within the improvements to tenants in occupancy from time to time), or sell, transfer, mortgage, pledge, lease, license or encumber the improvements or the interest of sublessee in any lease of the improvements or the rentals thereunder, without the prior written consent of sublessor, which shall not be unreasonably withheld.

Other than normally recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of the Del Amo Office property.

The Del Amo Office property is included in the portfolio of properties that secure our secured revolving credit facility. For more information regarding our secured revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Revolving Credit Facility.”

For the tax year ending June 30, 2011, the allocated tax expense for the Del Amo Office property was $77,698.

Tierrasanta, San Diego, California

Tierrasanta is a wood-framed office complex located in the Kearny Mesa submarket of San Diego, California. Built in 1985, Tierrasanta consists of four buildings that contain an aggregate of 104,234 net rentable square feet situated on a 6.5 acre lot with 382 parking spaces. The property is located directly adjacent to Interstate 15 and has access to two major highways, Highway 163 and Highway 52. As of December 31, 2010, Tierrasanta was approximately 96.8% leased to nine tenants. As of December 31, 2010, the weighted average remaining lease term for this property was 32 months.

Tierrasanta Primary Tenants

The following table summarizes information regarding the tenants of Tierrasanta as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
RBF Consulting(2)	Construction Services	3/31/14	03/31/12	1 x 5 years	31,422	30.1%	$427,214	$13.60	27.0%
California Bank & Trust	Financial	6/30/18	—	1 x 5 years	23,208	22.3	423,631	18.25	26.8
NxGen	Technology	8/31/12	—	—	9,629	9.2	231,470	24.04	14.6
Diversified Copier	Technology	6/30/11	—	1 x 3 years	8,305	8.0	126,876	15.28	8.0
Quake Global, Inc.	Technology	3/31/11	—	—	8,690	8.3	111,684	12.85	7.1

Total/Weighted Average:					81,254	78.0%	$1,320,874	$16.26	83.6%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized base rent does not reflect tenant reimbursements.
(2)	The RBF Consulting lease provides the tenant with an option to terminate, subject to the payment of an early termination fee based on a formula set forth in the lease.

Other than normally recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of Tierrasanta.

Tierrasanta is subject to a $14.3 million mortgage loan, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Description of Certain Debt—Mortgage Loan Secured by Tierrasanta.”

The current real estate tax rate for Tierrasanta is $11.02 per $1,000 of assessed value. The total annual tax for Tierrasanta for the tax year ending June 30, 2011 is $137,148 (at a taxable assessed value of $12.5 million). In addition, there was $260 in various direct assessments imposed on Tierrasanta by the City and County of San Diego for the 2010/2011 tax year.

9300 Wilshire Boulevard, Beverly Hills, California

9300 Wilshire Boulevard is a six-story office building located in Beverly Hills, California. The property, built in 1965 and renovated in 2001, contains 58,484 net rentable square feet situated on a 0.3767 acre lot with 160 parking spaces. The property is located on the southwest corner of Wilshire Boulevard and Rexford Drive, strategically located near the Golden Triangle district of Beverly Hills, which features world class restaurants, shops and other amenities. As of December 31, 2010, 9300 Wilshire Boulevard was approximately 90.5% leased to eighteen tenants operating in various industries.

The 9300 Wilshire Boulevard property is subject to a ground lease held by Hudson 9300 Wilshire, LLC pursuant to a lease dated August 15, 1962, as amended and assigned, between Cassabell Stone, as lessor, and Hudson 9300 Wilshire, LLC, as lessee (expiring August 14, 2032).

9300 Wilshire Boulevard Primary Tenants

The following table summarizes information regarding the primary tenants of 9300 Wilshire Boulevard as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration	Earliest Optional Termination Date by Tenant	Renewal Options	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot	Percentage of Property Annualized Base Rent
Hanmi Bank	Financial	09/30/17	09/30/14	2 x 5 years	5,253	9.0%	$279,557	$53.22	12.5%
Provident Title Company(2)	Real Estate	12/31/15	—	—	6,171	10.6	247,334	40.08	11.0
Knock Out Creative	Media & Entertainment	05/31/14	—	—	5,321	9.1	242,382	45.55	10.8
Paul Kohner	Media & Entertainment	09/30/15	—	—	5,461	9.3	212,979	39.00	9.5
KR Capital Partners (3)	Financial	03/31/16	—	—	4,364	7.5	182,241	41.76	8.1

Total/Weighted Average:					26,570	45.4%	$1,164,492	$43.83	52.0%

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements for leases in effect as of December 31, 2010 for the year ending December 31, 2011 are $126,724.
(2)	Total abatements under this lease for the year ending December 31, 2011 are $101,877.
(3)	Total abatements under this lease for the year ending December 31, 2011 are $14,183.

9300 Wilshire Boulevard Lease Expirations

The following table sets forth the lease expirations for leases in place at 9300 Wilshire Boulevard as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 40 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	5,564	9.5%	$—	—%	$—
2011	4	9,603	16.4	361,248	16.1	37.62
2012	1	1,772	3.0	71,872	3.2	40.56
2013	4	7,131	12.2	337,120	15.1	47.28
2014	2	10,574	18.1	521,939	23.3	49.36
2015	6	19,476	33.3	764,285	34.2	39.24
2016	1	4,364	7.5	182,241	8.1	41.76
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter:	—	—	—	—	—	—

Total/Weighted Average	18	58,484	100.0%	$2,238,705	100.0%	$42.30

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Total abatements for leases in effect as of December 31, 2010 for the year ending December 31, 2011 are $126,724.

9300 Wilshire Boulevard Percent Leased and Base Rent

The following table sets forth the percentage leased, annualized base rent per leased square foot and annualized net effective base rent per leased square foot for 9300 Wilshire Boulevard as of the date indicated below:

Date(1)	Percent Leased	Annualized Base Rent Per Leased Square Foot	Annualized Net Effective Base Rent Per Leased Square Foot(2)
December 31, 2010	90.5%	$42.30	$42.42

(1)	Because we did not own this property prior to August 2010, we are unable to show data for years prior to 2010.
(2)	Annualized net effective base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the net rentable square footage under lease as of the same date.

Other than recurring capital expenditures, we have no plans with respect to major renovation, improvement or redevelopment of 9300 Wilshire Boulevard.

The current real estate tax rate for 9300 Wilshire Boulevard is $11.10 per $1,000 of assessed value. The total annual tax for 9300 Wilshire Boulevard for the tax year ending June 30, 2011 is $79,447 (at a taxable assessed value of $7,159,650). In addition, there was $3,232 in various direct assessments imposed on 9300 Wilshire Boulevard by the County of Los Angeles.

Media and Entertainment Portfolio

Our portfolio of operating properties includes two properties that we consider to be media and entertainment properties, encompassing an aggregate of 857,432 square feet. We define our media and entertainment properties as those properties in our portfolio that are primarily used for the physical production of media content, such as television, feature films, commercials, music videos and photographs. These properties generally also feature a traditional office component that is leased to production companies and content providers. For the 12 months ended December 31, 2010, our media and entertainment properties were approximately 72.6% leased. Our media and entertainment properties are located in prime Southern California submarkets.

Leasing Characteristics of Media and Entertainment Properties

The duration of typical lease terms for tenants of media and entertainment properties tends to be shorter than those of traditional office properties. Generally, terms of the media and entertainment leases are one year or less, as tenants are never certain as to whether their productions will continue to be carried by networks or cable channels. However, historically, many entertainment tenants have exercised renewal options such that their actual tenancy is extended for multiple years. As an example, productions such as Judge Judy, Judge Joe Brown, Family Feud and Hannah Montana have been tenants at Sunset Bronson Studios for between three and 12 years. At Sunset Gower Studios, NBC’s Heroes was a tenant for four years prior to its cancellation and Showtime’s Dexter has been a tenant for three years. Additionally, occupancy levels for sound stage space and office and support space tend to run in parallel, as a majority of stage users also require office and support space. In addition, we require tenants at our media and entertainment properties to use our facilities for items such as lighting, equipment rental, parking, power, HVAC and telecommunications (telephone and internet). As a result, our other property-related revenues tend to track overall occupancy of our media and entertainment properties. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.

Entertainment Industry Overview

The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile economic sectors. Although feature film and television production have historically dominated the entertainment industry in southern California, the industry has grown to also include the information services sector, largely driven by media-related industries such as publishing, broadcasting and telecommunications activities.

Although production on location occurs throughout Los Angeles County, film and television media and entertainment properties are primarily concentrated north and west of the downtown region within the Hollywood, San Fernando Valley/Tri-Cities and West Los Angeles submarkets. Of the approximately 130 sound stages located at independent media and entertainment properties in Los Angeles, roughly 53% are clustered in the Hollywood area where the Sunset Gower and Sunset Bronson media and entertainment properties are located. The 23 stages that are situated at Sunset Gower and Sunset Bronson represent approximately 33% of the total sound stage inventory at independent studios in the Hollywood area and roughly 23% of total stage inventory in the Hollywood area, at both major and independent media and entertainment properties. Other competing independent media and entertainment properties not in the Hollywood area are located in such submarkets as Downtown Los Angeles and Manhattan Beach.

Description of Our Media and Entertainment Properties

Sunset Gower, Hollywood, California

Sunset Gower is a 15.6 acre media and entertainment property located in the heart of Hollywood, four blocks west of the Hollywood (101) Freeway. The property encompasses almost an entire city block, bordered by Sunset Boulevard to the north, Gower Street to the west, Gordon Street to the east and Fountain Avenue to the south. The property, a fixture in the Los Angeles-based entertainment industry since it was built in the 1920s, served as Columbia Pictures’ headquarters through 1972 and is now one of the largest independent media and entertainment properties in the United States. Sunset Gower provides a fully-integrated environment for its media and entertainment-focused tenants within which they can access creative and technical talent for film and television production and post-production. Sunset Gower typically serves as home to single camera television and motion picture production tenants. The property is comprised of 368,149 square feet of office and support space, along with 12 sound stage facilities totaling 175,560 square feet. In addition, there are 1,450 parking spaces (situated in both surface and structured parking lots). Included in the total office square feet is a building, known as 6060 Sunset, which is comprised of approximately 17,000 square feet and was purchased separately from the Sunset Gower property and completely renovated, including core and shell upgrades. The renovation was completed in October 2009 and we believe that this space will be well suited for longer term media and entertainment tenants. For the year ended December 31, 2010, Sunset Gower was approximately 70.9% leased.

Approximately 0.59 acres of the site is subject to a ground lease held by SGS Holdings, LLC pursuant to a lease dated August 26, 1949 between Elizabeth K. Chadwick, as lessor, and SGS Holdings (as successor-in-interest to Columbia Pictures Corporation), as lessee (expiring March 31, 2060); the remaining portion of the Sunset Gower property is owned by SGS Holdings in fee, with the exception of 6060 Sunset, which is owned by SGS Realty II, LLC.

In addition to Sunset Gower’s existing facilities, the current zoning designation for Sunset Gower, M1-1—Limited Industrial, City of Los Angeles, permits a floor area ratio, or FAR, of 1.5x, which implies a maximum allowable density of 1,022,933 square feet, or an incremental 423,436 square feet above the existing 599,497 floor area ratio, including the Technicolor Building. However, as of December 31, 2010, we had no immediate plans to develop additional facilities on the property.

Leases at Sunset Gower are typically for one year or less. However, historically, many media and entertainment property tenants have exercised renewal options such that the actual tenancy of many of these tenants may be for multiple years. As an example, at our Sunset Gower media and entertainment property, productions such as NBC’s Heroes was a tenant for four years prior to its cancellation and Showtime’s Dexter has been a tenant for three years. Additionally, occupancy for sound stage space and office and support space tend to parallel one another, as a majority of stage users also require office and support space.

Sunset Gower Primary Tenants

The following table summarizes information regarding the primary tenants of Sunset Gower for the year ended December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration		Renewal Options	Total Leased Square Feet(1)	Percentage of Property Square Feet	Annual Base Rent(2)	Annual Base Rent Per Leased Square Foot(3)	Percentage of Property Annual Base Rent
Blind Decker Productions (Dexter)	Television/ Entertainment	12/31/13	(4)	—	58,809	10.8%	$1,839,262	$31.28	15.8%

Total/Weighted Average:					58,809	10.8%	$1,839,262	$31.28	15.8%

(1)	Reflects average square feet under lease to such tenant during the period of its tenancy. Of the 58,809 square feet leased to Blind Decker Productions, approximately 20,328 square feet is office and support space and approximately 38,481 square feet is sound stage space.
(2)	Annual base rent reflects actual base rent for the year ended December 31, 2010, excluding tenant reimbursements.
(3)	Annual base rent per leased square foot is calculated as actual rent for the year ended December 31, 2010, excluding tenant reimbursements, divided by average square feet under lease for the year ended December 31, 2010.
(4)	The tenant has a termination option, which it may exercise by (i) giving 90 days’ notice and paying a fee equivalent of seven months of rent or (ii) giving 90 days’ notice without any fee if Dexter is cancelled or moved to another state.

Sunset Gower Percent Leased and Base Rent

The following table sets forth the percentage leased, annual base rent per leased square foot and annual net effective base rent per leased square foot for Sunset Gower as of the dates indicated below:

Date(1)	Percent Leased(2)	Annual Base Rent Per Leased Square Foot(3)	Annual Net Effective Base Rent Per Leased Square Foot(4)
December 31, 2010	70.9%	$30.27	$30.27
December 31, 2009	68.2	29.83	29.83
December 31, 2008	74.2	27.94	27.94

(1)	Because we did not own this property prior to 2007, we are unable to show data for full years prior to 2008.
(2)	Percent leased is the average percent leased for the 12 month period ended as of each of the respective measurement dates indicated above. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	Annual base rent per leased square foot is calculated as actual base rent, excluding tenant reimbursements, for the 12 month period ended as of each of the respective measurement dates indicated above divided by average square feet under lease for the 12 month period ended as of each of the respective measurement dates indicated above. We estimate that the full service gross equivalent annual base rent per leased square foot as of December 31, 2010 is $30.36.
(4)	Annual net effective base rent per leased square foot represents (i) actual base rent, excluding tenant reimbursements, for the 12 month period ended as of each of the respective measurement dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the 12 month period ended as of each of the respective measurement dates indicated above.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A. secured by our Sunset Gower and Sunset Bronson media and entertainment properties. Sunset Gower was removed from the portfolio of properties that secure our secured revolving credit facility in connection with the closing of this term loan.

Sunset Gower Lease Expirations

The following table sets forth the lease expirations for leases in place at Sunset Gower as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was less than one year.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	169,843	31.2%	$—	—%	$—
2011	59	315,647	58.1	9,290,397	83.8	29.43
2012	—	—	—	—	—	—
2013	1	51,569	9.5	1,594,932	14.4	30.93
2014	—	—	—	—	—	—
2015	1	6,650	1.2	202,476	1.8	30.45
2016	—	—	—	—	—	—
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	61	543,709	100.0%	$11,087,805	100.0%	$29.66

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized base rent excludes tenant reimbursements.

Sunset Gower has an ongoing capital improvement program. Our capital expenditure budget at Sunset Gower for 2011 is $655,000. This amount reflects improvements largely consisting of deferred maintenance items.

Proceeds from the term loan were used to fully refinance the $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our $200 million secured revolving credit facility. For more information regarding our term loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Term Loan.”

The current real estate tax rate for the Sunset Gower property (including the Technicolor Building) is $12.6986 per $1,000 of assessed value. The total annual tax for Sunset Gower (including the Technicolor Building) for the tax year ending June 30, 2011 is $2,790,509 (at a taxable assessed value of $219,749,550). In addition, there was $144,098 in various direct assessments imposed on Sunset Gower (including the Technicolor Building) by the City of Los Angeles and County of Los Angeles for the 2010 tax year. We expect a downward reassessment of this property as a result of the formation transactions.

Sunset Bronson, Hollywood, California

Sunset Bronson is a 10.6 acre media and entertainment property located in the heart of Hollywood, one block west of the Hollywood (101) Freeway and in close proximity to the Sunset Gower property. The property encompasses a full city block, bordered by Sunset Boulevard to the north, Bronson Avenue to the west, Van Ness Avenue to the east and Fernwood Avenue to the south. The property, which was built in phases from 1924 through 1981, formerly served as Warner Brothers Studios’ headquarters and has been continuously operated as a media and entertainment property since the 1920s. The property includes a Historical-Cultural Monument designation for the Site of the Filming of the First Talking Film (The Jazz Singer) that is specific to the building structure that fronts Sunset Boulevard. Similar to nearby Sunset Gower, Sunset Bronson is a multi-use property with a full complement of production, post-production and support facilities that enable its media and entertainment focused tenants to conduct their business in a collaborative and efficient setting. In contrast to Sunset Gower, which typically serves single camera television and motion picture productions, Sunset Bronson caters to multi-camera television productions, such as game shows, talk shows or courtroom shows that record in video and require a control room to manage and edit the productions’ multiple cameras. Excluding the KTLA portion of the property, which is described below, Sunset Bronson consists of approximately 86,108 square feet of office and support space and nine sound stage facilities with approximately 137,109 square feet, along with 455 parking spaces. The property has three digital control rooms, one of which has high-definition technology, which allow tenants to edit productions filmed with high-definition cameras. For the year ended December 31, 2010, Sunset Bronson was approximately 75.5% leased.

Sunset Bronson also includes the KTLA facility, which is a multi-use office, broadcasting and production facility located on the Sunset Bronson property described above. The KTLA facility is 100% leased by KTLA Channel 5, one of the largest independent television stations in Los Angeles and has served as KTLA’s only broadcast facility and its primary office and production location for over 50 years. In connection with the acquisition of the Sunset Bronson property, KTLA, Inc., a subsidiary of Tribune Company, entered into a five-year lease for approximately 90,506 square feet, which includes 83,531 square feet of office and support space and 6,975 square feet encompassing two sound stages. At the time of the closing of the acquisition of the Sunset Bronson property, our predecessor received a prepayment of $16.3 million from KTLA in prepayment of its rents for the initial five-year term of its lease. On December 8, 2008, Tribune Company and several of its affiliates, including KTLA, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On June 25, 2009, KTLA assumed its lease for the KTLA facility and cured all outstanding pre-petition amounts due us.

We have entered into an amendment to the KTLA lease that extends the lease term through January 31, 2016. As of February 1, 2013, annualized base rent for KTLA will be $2,707,940, subject to annual increases of three percent and abatements of $676,985, $697,294, and $718,213 for 2013, 2014 and 2015, respectively.

Leases at Sunset Bronson (other than the KTLA lease) are typically for one year or less. However, historically, many media and entertainment property tenants have exercised renewal options such that the actual tenancy of many of these tenants may be for multiple years. For example, productions such as Judge Judy, Judge Joe Brown, Family Feud and Hannah Montana have been tenants at our Sunset Bronson media and entertainment property for between three and 12 years. Additionally, occupancy for sound stage space and office and support space tend to parallel one another, as a majority of stage users also require office and support space.

In addition to Sunset Bronson’s existing facilities, the current zoning designation for Sunset Bronson, M1-1—Limited Industrial, City of Los Angeles, permits a FAR of 1.5x, which implies a maximum allowable density of 689,565 square feet or an incremental 391,836 square feet above the existing 297,729 total FAR, including the KTLA portion of the property.

Sunset Bronson Primary Tenants

The following table summarizes information regarding the primary tenants of Sunset Bronson as of December 31, 2010:

Tenant	Principal Nature of Business	Lease Expiration		Renewal Options	Total Leased Square Feet(2)	Percentage of Property Square Feet	Annual Base Rent(3)	Annual Base Rent Per Leased Square Foot(4)	Percentage of Property Annual Base Rent
KTLA	Television/ Entertainment	1/31/2016		—	90,506	28.8%	$3,256,498	$35.98	34.2%
3 Doors Productions	Television/ Entertainment	1/28/2011	(1)	—	43,429	13.8	1,267,123	31.83	13.3

Total/Weighted Average:					133,935	42.6%	$4,523,621	$34.71	47.5%

(1)	The lease for 3 Doors Production has been extended to May 29, 2011.
(2)	Reflects average square feet under lease to such tenant during the period of its tenancy.
(3)	Annual base rent reflects actual base rent for the year ended December 31, 2010, excluding tenant reimbursements. As of February 1, 2013, annualized base rent for KTLA will be $2,707,940, subject to annual increases of three percent and abatements of $676,985, $697,294, and $718,213 for 2013, 2014 and 2015, respectively.
(4)	Annual base rent per leased square foot is calculated as actual base rent for the year ended December 31, 2010, excluding tenant reimbursements, divided by average square feet under lease for the year ended December 31, 2010.

Sunset Bronson Percent Leased and Base Rent

The following table sets forth the percentage leased, annual base rent per leased square foot and annual net effective base rent per leased square foot for the Sunset Bronson property as of the dates indicated below:

Date(1)	Percent Leased(2)	Annual Base Rent Per Leased Square Foot(3)	Annual Net Effective Base Rent Per Leased Square Foot (4)
December 31, 2010	75.5%	$40.18	$37.97
December 31, 2009	68.5	40.12	38.70

(1)	Because we did not own this property prior to 2008, we are unable to show data for full years prior to 2009.
(2)	Percent leased is the average percent leased for the year ended as of each of the respective measurement dates indicated above. As a result of the short-term nature of the leases into which we enter at our media and entertainment properties, and because entertainment industry tenants generally do not shoot on weekends due to higher costs, we believe stabilized occupancy rates at our media and entertainment properties are lower than those rates achievable at our traditional office assets, where tenants enter into longer-term lease arrangements.
(3)	Annual base rent per leased square foot is calculated as actual base rent, excluding tenant reimbursements, for the year ended as of each of the respective measurement dates indicated above divided by average square feet under lease for the year ended as of each of the respective measurement dates indicated above. We estimate that the full service gross equivalent annual base rent per leased square foot as of December 31, 2010 is $45.74.
(4)	Annual net effective base rent per leased square foot represents (i) actual base rent, excluding tenant reimbursements, for the year ended as of each of the respective measurement dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) the average square feet under lease for the year ended as of each of the respective measurement dates indicated above.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A. secured by our Sunset Gower and Sunset Bronson media and entertainment properties.

Sunset Bronson Lease Expirations

The following table sets forth the lease expirations for leases in place at Sunset Bronson as of December 31, 2010, plus available space, for each of the ten full calendar years beginning January 1, 2011. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and all early termination rights. As of December 31, 2010, the weighted average remaining lease term for this property was 27.3 months.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property Square Feet	Annualized Base Rent(1)	Percentage of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Vacant	—	63,713	20.3%	$—	—%	$—
2011	10	159,504	50.8	6,332,805	66.0	39.70
2012	—	—	—	—	—	—
2013	—	—	—	—	—	—
2014	—	—	—	—	—	—
2015	—	—	—	—	—	—
2016	1	90,506	28.9	3,256,498	34.0	35.98
2017	—	—	—	—	—	—
2018	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted Average:	11	313,723	100.0%	$9,589,304	100.0%	$38.36

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)) for the month ended December 31, 2010, by (ii) 12. Annualized base rent excludes tenant reimbursements.

Sunset Bronson has an ongoing capital improvement program. Our capital expenditure budget at Sunset Bronson for 2011 is $805,000. This amount reflects improvements largely consisting of deferred maintenance items and certain upgrades to studio control room equipment.

Proceeds from the term loan were used to fully refinance the $37.0 million mortgage loan secured by our Sunset Bronson property that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our $200 million secured revolving credit facility. For more information regarding our term loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Consolidated Indebtedness—Secured Term Loan.”

The current real estate tax rate for Sunset Bronson is $12.6986 per $1,000 of assessed value. The total annual tax for Sunset Bronson for the tax year ending June 30, 2011 is $1,390,367 (at a taxable assessed value of $109,910,126). In addition, various direct assessments in the amount of $133,444 were imposed on Sunset Bronson by the City of Los Angeles and County of Los Angeles for the 2010 tax year. We expect a downward reassessment of this property as a result of the formation transactions.

Sunset Bronson Lot A

In connection with our acquisition of Sunset Bronson in 2008, we acquired a 67,381 square foot undeveloped lot located on the northwest corner of Sunset Boulevard and Bronson Avenue. The lot is located two blocks west of the Hollywood (101) Freeway, in between the Sunset Gower and Sunset Bronson properties. The site is currently used as a surface parking lot and can be developed to include up to 60,855 square feet of retail and office space based on current zoning, with the opportunity to add additional developable square footage through certain municipal land entitlement approvals. We estimate that with further entitlements, we could increase the developable square footage to approximately 273,913 square feet. The lot also includes a signage take down credit that allows for a 2,496 square foot supergraphic sign to be placed on the property, conditioned upon approval by the Los Angeles Department of Building and Safety. While we are holding this property for its development potential, we do not currently have any plans for its development.

Depreciation

The following table sets forth for each property in our portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis as of December 31, 2010, (ii) rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis	Rate	Method(1)	Life Claimed
City Plaza	$39,498,760	Various	Straight-line	40/20 years
First Financial	$64,609,936	Various	Straight-line	40/20 years
KTLA	$24,573,160	Various	Straight-line	40/20 years
Del Amo Office	$27,240,990	Various	Straight-line	40/20 years
875 Howard Street	$51,042,869	Various	Straight-line	40/20 years
Sunset Bronson	$26,345,006	Various	Straight-line	40/20 years
Sunset Gower	$97,316,581	Various	Straight-line	40/20 years
Sunset Bronson – Lot A	$25,848,800	Various	Straight-line	—
Technicolor Building	$78,228,130	Various	Straight-line	40/20 years
Tierrasanta	$14,839,257	Various	Straight-line	40/20 years
9300 Wilshire Boulevard	$14,915,899	Various	Straight-line	40/20 years
10950 Washington	$46,269,320	Various	Straight-line	40/20 years
222 Kearny	$34,993,721	Various	Straight-line	40/20 years
1455 Market St	$93,210,040	Various	Straight-line	40/20 years
Rincon Center(2)	$94,282,217	Various	Straight-line	40/20 years

(1)	Unless otherwise noted, depreciation method and life claimed for each property and component thereof is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.
(2)	Represents our 51% joint venture interest in this property at December 31, 2010.

In addition, we have an aggregate of approximately $7,445,065 in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our portfolio as of December 31, 2010. Depreciation on this furniture, fixtures and equipment is computed on the straight-line method over the claimed life of such property, which is either seven or ten years.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We have developed and undertaken continuous capital improvement programs at certain properties in the past. These capital improvement programs continue to progress and certain ADA upgrades continue to be integrated into the planned improvements, specifically at the media and entertainment properties where we are able to utilize in-house construction crews to minimize costs for required ADA related improvements. However, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liabilities.

Independent environmental consultants have conducted Phase I Environmental Site Assessments at all of the properties in our portfolio using the American Society for Testing and Materials (ASTM) Practice E 1527-05. A Phase I Environmental Site Assessment is a report prepared for real estate holdings that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the recent site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g. asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials (and employers in such buildings) properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. Some of our properties contain hazardous materials and we could be liable for such damages, fines or penalties.

In addition, the properties in our portfolio are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants routinely handle and use hazardous or regulated substances and wastes, which are subject to regulation, as part of their operations at our properties. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Insurance

We carry commercial property (including earthquake), liability and terrorism coverage on all the properties in our portfolio under a blanket insurance policy, in addition to other coverages, such as trademark, pollution and other environmental coverage, that may be appropriate for specific properties. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, like those covering losses due to terrorism, earthquakes and floods, are insured subject to limitations involving substantial self insurance portions and significant deductibles and co-payments for such events. In addition, the properties in our portfolio are located in California, an area subject to an increased risk of earthquakes. While we carry earthquake insurance on our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, we may reduce or discontinue earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. In the event that we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. See “Risk Factors—Risks Related to Our Properties and Our Business—Potential losses, including from adverse weather conditions, natural disaster and title claims, may not be covered by insurance.”

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, our financial condition, results of operations, cash flow, the per share trading price of our securities and ability to satisfy our debt service obligations and to pay dividends to you may be adversely affected.

We also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us and may otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increase the price required to consummate an acquisition opportunity and generally reduce the demand for commercial office space in our markets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Employees

We currently employ approximately 76 people. As of December 31, 2010, two of our employees were subject to collective bargaining agreements. Both of these employees are on-site employees at the Sunset Bronson property.

Principal Executive Offices

Our principal executive offices are located at 11601 Wilshire Blvd., Suite 1600, Los Angeles, California. We believe that our current facilities are adequate for our present and future operations; however, based on the anticipated growth of our company, we may add regional offices or relocate our headquarters, depending upon our future operational needs.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

MANAGEMENT

Our Directors and Executive Officers

Our board of directors currently consists of eight directors, a majority of whom are independent within the meaning of the listing standards of the NYSE. On April 22, 2011, Mr. Mark Burnett resigned from our board of directors effective as of 12:01 a.m. on April 25, 2011, leaving one vacancy on our board of directors. We expect that our board of directors will decrease the number of directors on our board to eight before our 2011 annual stockholders’ meeting, eliminating the vacancy on our board created by Mr. Burnett’s resignation. Each of our directors will serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering to be held in June 2011. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors and executive officers:

Name	Age	Position
Victor J. Coleman*	49	Chief Executive Officer and Chairman of the Board of Directors
Howard S. Stern*	49	President, Secretary and Director
Mark T. Lammas*	44	Chief Financial Officer
Christopher Barton*	46	Executive Vice President, Operations and Development
Dale Shimoda*	43	Executive Vice President, Finance
Kay L. Tidwell	33	Executive Vice President, Legal Affairs
Harout Diramerian	36	Chief Accounting Officer
Alexander Vouvalides	32	Vice President, Asset Management
Theodore R. Antenucci†	46	Director
Richard B. Fried	43	Director
Jonathan M. Glaser†	48	Director
Mark D. Linehan†	49	Director
Robert M. Moran, Jr.†	48	Director
Barry A. Porter†	53	Director

*	Denotes our named executive officers.
†	Independent within the meaning of the NYSE listing standards.

Biographical Summaries of Directors, Executive Officers and Certain Other Officers

The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Victor J. Coleman serves as Chief Executive Officer and as Chairman of our board of directors. Prior to the formation of our company, Mr. Coleman founded and served as a managing partner of our predecessor, Hudson Capital, LLC, a private real estate investment company based in Los Angeles, California. In 1990, Mr. Coleman co-founded and led Arden Realty, Inc. as its President and Chief Operating Officer and as a director, taking that company public on the NYSE in 1996 and selling it to GE Real Estate, a division of General Electric Capital Corporation, in 2006. Prior to that sale, Mr. Coleman was primarily responsible for all facets of Arden Realty, Inc.’s strategic planning and growth, as well as management of that company’s team of top real estate professionals. Mr. Coleman is an active community leader, has been the recipient of the Humanitarian Award for the National Conference of Christians and Jews, and is on the Founding Board of Directors for the Ziman Center for Real Estate (from 2004 to the present) at the Anderson School, UCLA, and the Boards of Fisher Center for Real Estate and Urban Economics, Los Angeles Sports & Entertainment Commission, the Archer School (from 2007 to the present) and the Bel Air Chapter of YPO. Mr. Coleman’s previous experience as a director also includes service on the board of other public companies such as Douglas Emmett, Inc. (from 2006 to 2009) and People’s Choice (2003 to 2006). He holds a Master of Business Administration degree from Golden Gate University and a Bachelor of Arts in History from the University of California, Berkeley. Mr. Coleman was selected by our board of directors to serve as a director based on his deep knowledge of our company and his experience in the real estate investment industry.

Howard S. Stern serves as President, Secretary and as a director on our board of directors. Prior to the formation of our company, Mr. Stern served as a managing partner of our predecessor, Hudson Capital, LLC, where he acted as President of the Sunset Gower and Sunset Bronson media and entertainment properties in Hollywood, and oversaw the daily operations of 23 production sound stages and over approximately 550,000 square feet of office. Before joining Hudson Capital, LLC, Mr. Stern served as Senior Vice President and Chief Investment Officer for Arden Realty, Inc. from 2003 until its sale in 2006, where he was responsible for acquisition, disposition, development, structured finance and new investment activities. In his early tenure with Arden Realty, Inc., which began in 2001, he first served as Vice President of Strategic Planning, then as First Vice President of Operations and Leasing. Before his tenure at Arden Realty, Inc., Mr. Stern spent five years as Vice President of the Archon Group, a subsidiary of Goldman, Sachs & Co., where he oversaw all Western Region mezzanine financing and real estate management activities. Mr. Stern is a graduate of the University of California, Berkeley with a Bachelor of Arts degree in Political Science and Economics, and has a Master of Business Administration degree from the University of Southern California. Mr. Stern was selected by our board of directors to serve as a director based on his deep knowledge of our company and his experience in the real estate investment industry.

Mark T. Lammas serves as Chief Financial Officer. Prior to the formation of our company, Mr. Lammas was a consultant to our predecessor, Hudson Capital, LLC, from September 2009. Before that time, Mr. Lammas was a Senior Vice President (from 1998 to 2005), then Executive Vice President (from 2006 to 2009) of Maguire Properties, Inc. where he principally oversaw finance and other transactional matters, since first joining that company as its General Counsel in 1998, then assuming other senior executive responsibilities after Maguire Properties went public on the NYSE in 2003. During his tenure, Mr. Lammas directed that company’s major capital market transactions, including corporate and asset financings and common and preferred equity offerings, acted as its principal liaison with institutional partners, and was responsible for compliance with corporate financial covenants and the accuracy of all financial reports and public disclosures. Prior to joining Maguire Properties in 1998, Mr. Lammas was an attorney with Cox, Castle & Nicholson LLP, where he specialized in representing developers, institutional investors and pension funds in their acquisition, development, financing, investing, and entity structuring and restructuring activities. Mr. Lammas is a graduate of the Boalt Hall School of Law (University of California, Berkeley). He obtained his Bachelor of Arts degree from the University of California, Berkeley in Political Economies of Industrial Societies, graduating magna cum laude and Phi Beta Kappa.

Christopher Barton serves as Executive Vice President, Operations and Development. Prior to the formation of our company, Mr. Barton served as Vice President of Construction & Development of our predecessor, Hudson Capital, LLC, where he was responsible for operations and development, including establishing and monitoring property budgets, managing property staff and administering vendor contracts. He also managed the development and construction of the Technicolor Building and renovation activity at the Sunset Gower and Sunset Bronson properties. With 20 years of experience in development and construction, encompassing mixed use, office, industrial, and residential projects, Mr. Barton has developed over 2.5 million square feet of commercial property, from conceptual site plan analysis and entitlements through completion. Prior to joining Hudson Capital, LLC in November 2006, Mr. Barton served as First Vice President for Arden Realty, Inc., from January 1997, where he was responsible for conceptual development, land entitlements, financial analysis and construction management for all real estate developments, including the Howard Hughes Center project, a planned 2.7 million square foot mixed-use development in Los Angeles, California. Before his tenure at Arden Realty, Inc., Mr. Barton was Project Manager at Beers-Skanska Construction Company where he managed large scale construction projects in the southeast United States, including the Celebration Place office building complex for Walt Disney Company in Orlando, Florida. He currently serves on the Board of Directors of Hollywood Freeway Central Park. Mr. Barton holds a Bachelor of Science degree from Purdue University and Master of Business Administration degree in both Real Estate and Finance from the University of Georgia.

Dale Shimoda serves as Executive Vice President, Finance. Prior to the formation of our company, Mr. Shimoda was a consultant to our predecessor, Hudson Capital, LLC, on various financial and operational matters, primarily related to its media and entertainment properties at Sunset Gower and Sunset Bronson. Prior to his engagement with Hudson Capital, LLC, Mr. Shimoda was Vice President of Acquisitions at Arden Realty, Inc., where he underwrote and performed due diligence on most of that company’s acquisitions. Mr. Shimoda has also worked in capital transactions at the Yarmouth Group, a New York-based pension fund advisor owned by Lend Lease, and as a management consultant at Ernst & Young and Robert Charles Lesser & Co. Mr. Shimoda is a graduate of the University of California, Berkeley, Haas School of Business.

Kay L. Tidwell serves as Executive Vice President, Legal Affairs. Prior to joining us, Ms. Tidwell was an attorney with the global law firm of Latham & Watkins LLP, where she began her legal career in 2002, and where she advised on a wide variety of corporate and securities matters, including our initial public offering. From 2006 to 2008, Ms. Tidwell served as the U.S. associate in the German offices of Latham & Watkins. In 2004, Ms. Tidwell was awarded the Robert Bosch Foundation Fellowship, through which she worked in Germany in the legal department of Deutsche Bank and served as a US legal advisor to the German Federal Ministry of Justice. Ms. Tidwell holds a Bachelor of Arts degree in English, magna cum laude, from Yale College and a Juris Doctor degree from Yale Law School.

Harout Diramerian serves as Chief Accounting Officer. Prior joining us, Mr. Diramerian was Vice President of Finance and Analysis at Thomas Properties Group, Inc., or TPG, where he was responsible for corporate level earnings and cash flow projections, net asset valuations, and corporate finance forecasting and analysis. Mr. Diramerian was instrumentally involved in all equity offerings at TPG, including the initial public offering, secondary offering, private placements and an at-the-market equity offering. When he started at TPG in 2003, his primary focus was managing the joint venture relationships and leading the related financial reporting efforts. In addition, Mr. Diramerian was also involved with leading the budgeting and forecasting processes as well as tracking and analyzing property performance. Prior to joining TPG, Mr. Diramerian spent a total of eight years in real estate practice groups, first at Nanas, Stern, Biers, Neinstein and Co. LLP, then at Arthur Andersen LLP, and lastly at KPMG LLP, where he was a manager. Mr. Diramerian is a graduate of the University of California, Santa Barbara, and holds a Bachelor of Arts degree in business economics with an emphasis in accounting.

In March 2010, Mr. Diramerian filed for protection under Chapter 7, Title 11 of the United States Code, following his father’s diagnosis and untimely passing after a battle with leukemia. His father was in the process of constructing a condominium project, as to which Mr. Diramerian had provided a construction loan guarantee. Following the death of Mr. Diramerian’s father prior to the completion of construction, the construction lender placed the property into receivership. The construction lender’s subsequent enforcement of Mr. Diramerian’s guarantee, along with associated claims of fraud and misrepresentation in connection with the loan application process, ultimately precipitated Mr. Diramerian’s decision to seek bankruptcy protection. He has informed us that he is strenuously rejecting all claims of fraud or misrepresentation and that he expects a favorable resolution of this matter.

Alexander Vouvalides serves as Vice President, Asset Management. Prior to the formation of our company, Alexander Vouvalides joined our predecessor, Hudson Capital, LLC, in 2009 as an Associate focused on acquisitions and investments, primarily responsible for acquisition analyses, financial due diligence and asset management assignments. Before joining Hudson Capital, LLC, he was an Associate in the Real Estate Finance & Securitization Group at Credit Suisse working in both the firm’s New York and Los Angeles offices, where he underwrote and closed major acquisition and recapitalization loans across various asset types including office, hotel, retail, land and construction. Prior to that, Mr. Vouvalides worked as a Corporate Finance Analyst in the Technology, Media & Telecommunications group at JPMorgan Chase & Co. in New York. Mr. Vouvalides graduated from Emory University with a Bachelor of Arts degree in Political Science.

Theodore R. Antenucci has been a member of our board of directors since our initial public offering. Mr. Antenucci currently serves on a transitional basis in the dual capacity as President and CEO of Catellus Development Corporation and President and Chief Investment Officer of ProLogis; he intends to resign from his

ProLogis role in June of 2011. He is also a member of the Executive Committee at Pro Logis, which is a leading global provider of distribution facilities with over $32 billion in real estate assets under management. Mr. Antenucci oversees all major transactions and provides oversight and direction to the senior management teams. Mr. Antenucci also serves on the Board of Directors for ProLogis European Properties, a public fund trading on the Euronext stock exchange in Amsterdam. Before joining ProLogis in September 2005, Mr. Antenucci served as President of Catellus Commercial Development Commercial, and was responsible for all development, construction and acquisition activities. Prior to that, he served as Executive Vice President of Catellus Commercial Group, where he managed the company’s industrial development activities throughout the western United States. Additionally, Mr. Antenucci has served on the Board of Trustees of the Children’s Hospital Foundation since December of 2010. Mr. Antenucci earned a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara. Mr. Antenucci was selected by our board based on his experience as an executive and board member of a REIT and his extensive real estate and development expertise in the Southern California market. Mr. Antenucci is a member of our board’s audit committee.

Richard B. Fried serves as a member of our board of directors. His selection as a member of our board was made in connection with the negotiation of our formation transactions. Mr. Fried is currently a Managing Member and co-head of the real estate group at Farallon Capital Management, L.L.C., an investment management company that he has been with since 1995. Mr. Fried also currently serves as a Board Member of One California Bank, a position he has held since the bank’s inception in 2007. Previously, Mr. Fried was a Vice President in acquisitions for Security Capital Industrial Trust (now called ProLogis), a real estate investment trust specializing in industrial properties. Mr. Fried has also worked as an associate in capital markets at JMB Institutional Realty Corporation. Mr. Fried graduated cum laude from the University of Pennsylvania with a Bachelor of Science degree in Economics and a Bachelor of Arts degree in History. Our board of directors determined that Mr. Fried should serve as a director based on an agreement made with Farallon in connection with the negotiation of the formation transactions.

Jonathan M. Glaser serves as a member of our board of directors. Mr. Glaser has been Managing Member of JMG Capital Management LLC since he founded the company in 1992. JMG Capital Management LLC is the General Partner of JMG Capital Partners, L.P., an investment limited partnership that has been a leader in various capital market strategies, private placements and additional financing strategies. Prior to founding JMG, Mr. Glaser was a member floor trader on both the American Stock Exchange and Pacific Stock Exchange. Mr. Glaser received a Juris Doctor degree from the Boalt Hall School of Law at the University of California, Berkeley, as well as a Bachelor of Arts degree from the University of California, Berkeley. Our board of directors has determined that Mr. Glaser should serve on our board based on his capital markets expertise, as well as his extensive experience in portfolio management, financial oversight and directorship service. Mr. Glaser is the chair of our board’s compensation committee and is a member of our board’s audit committee.

Mark D. Linehan serves as a member of our board of directors. Mr. Linehan has served as President and Chief Executive Officer of Wynmark Company since he founded the company in 1993. Wynmark Company is a private real estate investment and development company with interests in properties in California, Nevada, Oregon and Montana. Prior to founding Wynmark Company, Mr. Linehan was a Senior Vice President with the Trammell Crow Company in Los Angeles, California. Before that, Mr. Linehan was with Kenneth Leventhal & Co. (now Ernst & Young LLP), a Los Angeles-based public accounting firm. In addition, Mr. Linehan is actively involved with the community through his service on the board of the UC Santa Barbara Foundation, the National Cowboy and Western Heritage Museum, and the Goleta Valley Hospital, as well as his previous board memberships with the Signet Corporation and the Camino Real Park Foundation. Mr. Linehan received a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara and is a Certified Public Accountant. Mr. Linehan was selected by our board based on his extensive experience in real estate investment and development as well as his expertise in accounting matters. Mr. Linehan is the chair of our board’s audit committee and is a member of our board’s compensation committee.

Robert M. Moran, Jr. serves as a member of our board of directors. Mr. Moran co-founded and co-owns FJM Investments LLC, a private real estate investment company that owns interest in properties in the western United States and British Columbia, Canada. Previously, Mr. Moran developed his extensive experience in real estate investment activities at Westridge Investments, LLC and as Chief Investment Officer of Cornerstone Properties, Inc. He also served as a partner at William Wilson & Associates, as well as the Director of Acquisitions in four real estate opportunity funds resulting in the $1.2 billion sale to Cornerstone Properties, Inc. In addition, Mr. Moran has significant experience in real estate lending, having worked at Travelers Insurance, Wells Fargo Bank, Manufacturers Hanover and Chemical Bank. Mr. Moran received his Bachelor of Arts in Economics from Stanford University. Our board of directors has determined that Mr. Moran should serve as a director on our board based on his familiarity with the Northern California real estate market and his experience with REITs and public companies. Mr. Moran is the chair of our board’s nominating and corporate governance committee.

Barry A. Porter serves as a member of our board of directors. Mr. Porter co-founded Clarity Partners L.P. in 2000 and has served as a Managing General Partner of the partnership since then. Clarity Partners L.P. is a private equity firm focused exclusively on investments in media, communications and business services. In 2007 Mr. Porter co-founded Clarity China L.P., a private equity firm specializing in investments in growth companies in the Greater China region. He serves on the Investment Committee of that partnership, which has also invested in real estate in China. Mr. Porter serves on the Board of Impredia, the leading Hispanic news and information company in the United States and on the Board of Naylor Publishing, a publishing company focused on the North American trade association market. Prior to co-founding Clarity Partners, Mr. Porter held senior executive positions at Global Crossing, a company he co-founded in 1997 that was involved in the international fiber optic telecommunications business. Before that, Mr. Porter was a Managing Director at Pacific Capital Group, a firm he joined after serving as a Senior Managing Director in the investment banking group of Bear Stearns. In addition, Mr. Porter worked as an attorney at the Los Angeles firm of Wyman, Bautzer, Rothman, Kuchel and Silbert. He received his Juris Doctor and Master of Business Administration degrees from the University of California, Berkeley, and graduated from the Wharton School of Business, where he earned a Bachelor of Science degree with dual majors in Finance and Political Science. Mr. Porter was selected by our board of directors to serve as a director based on his expertise in public companies, capital markets, and his accounting and financial background. Mr. Porter is a member of our board’s compensation committee and our board’s nominating and corporate governance committee.

Resignation of Director

On April 22, 2011, Mr. Mark Burnett resigned from our board of directors due to his desire to devote more of his time to other work obligations. His resignation was effective as of 12:01 a.m. on April 25, 2011. In tendering his resignation, Mr. Burnett expressed no disagreement with the company. We expect that our board of directors will decrease the number of directors on our board to eight before our 2011 annual stockholders’ meeting, eliminating the vacancy on our board created by Mr. Burnett’s resignation.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the eight persons who serve on our board of directors, our board of directors has determined that 5, or 62.5%, of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•

we have opted out of the control share acquisition statute in the MGCL and have exempted from the business combination provisions of the MGCL any business combination that is first approved by our board of directors, including a majority of our disinterested directors; and

•	we do not have a stockholder rights plan.

Our directors stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, with respect to each of these committees and each of these committees is comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish other committees to facilitate the management of our company.

Audit Committee

Our audit committee consists of three of our independent directors. We have determined that the chairman of our audit committee qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. Our board of directors has determined that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. We have adopted an audit committee charter, which details the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also prepares the audit committee report required by SEC regulations to be included in our annual proxy statement. Mr. Linehan is chair and Messrs. Antenucci and Glaser are members of the audit committee.

Compensation Committee

Our compensation committee consists of three of our independent directors. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Mr. Glaser is chair and Messrs. Linehan and Porter are members of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three of our independent directors. We adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing the board of directors’ evaluation of the performance of management.

Mr. Moran is chair and Mr. Porter is a member of the nominating and corporate governance committee. Mr. Burnett, who resigned from our board of directors effective April 25, 2011, was a member of the nominating and corporate governance committee. The vacancy on the nominating and corporate governance committee created by such resignation will be filled in accordance with our nominating and corporate governance committee’s charter.

Code of Business Conduct and Ethics

Our board of directors established a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.” The indemnification agreements provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written unsecured undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Our charter permits us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity, as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Exculpation and Indemnification.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the “Summary Compensation Table” below and the factors relevant to an analysis of these policies and decisions. Our “named executive officers” during 2010 were Victor J. Coleman, Chief Executive Officer; Howard S. Stern, President; Mark T. Lammas, Chief Financial Officer; Christopher Barton, Executive Vice President, Operations and Development; and Dale Shimoda, Executive Vice President, Finance.

Our executive compensation strategy focuses on providing a total compensation package intended to attract and retain high-caliber executive officers and employees, and also to incentivize employee contributions that are consistent with our corporate objectives and stockholder interests. It is our policy to provide a competitive total compensation package and share our success with our named executive officers, as well as our other employees, when our objectives are met.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation and benefits program. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation.

Executive Compensation Philosophy and Objectives

Objectives of Our Compensation Program

Our compensation committee has adopted an executive compensation philosophy designed to accomplish the following objectives:

•	To attract, retain and motivate a high-quality executive management team capable of creating long-term stockholder value;

•

To provide compensation opportunities that are competitive with the prevailing market, are rooted in a pay-for-performance philosophy, and create a strong alignment of management and stockholder interests; and

•	To achieve an appropriate balance between risk and reward in our compensation programs that does not incentivize unnecessary or excessive risk taking.

In order to achieve these objectives, a comprehensive and market-based compensation program is provided to the executive officers that includes both fixed and discretionary amounts, the components of which are described in more detail below under “Elements of Executive Officer Compensation.” A substantial portion of each named executive officer’s compensation has been provided in the form of equity compensation subject to multi-year vesting provisions designed to ensure that management maintains a long-term focus that serves the best interests of our company.

How We Determine Executive Compensation

Our compensation committee determines compensation for our named executive officers and is comprised of three independent directors, Jonathan Glaser (Chairman), Mark Linehan and Barry Porter. Our compensation committee exercises independent discretion with respect to executive compensation matters and administers our equity incentive programs, including reviewing and approving equity grants to our named executive officers pursuant to our Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan, which we refer to as the 2010 Plan. Our compensation committee operates under a written charter adopted by our board of directors, a copy of which is available on our Web site at http://www.hudsonpacificproperties.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site to be part of this prospectus.

The initial compensation arrangements with our named executive officers were determined in negotiations with each individual executive prior to our initial public offering. Since the completion of our initial public offering in 2010, our compensation committee has worked with our compensation consultant, as described in greater detail below in “—Engagement of Compensation Consultant”, to implement compensation policies based on the following factors: (i) our desire to align the interests of our named executive officers with those of our stockholders and incentivize them over the near, medium and long term, (ii) our need to reward our named executive officers for exceptional performance and (iii) our need to retain our named executive officers’ services over the long term. In addition, our compensation committee continues to consider additional factors that may be appropriate for inclusion in our long-term compensation philosophy.

In making compensation decisions following our initial public offering, our compensation committee evaluated our performance and the performance of the Chief Executive Officer and, together with the Chief Executive Officer, assessed the individual performance of the other named executive officers. The compensation committee also reviewed market-based compensation data provided by its compensation consultant, as described in greater detail below in “—Engagement of Compensation Consultant.” The other named executive officers do not play a role in determining their own compensation, other than discussing their performance with our Chief Executive Officer. During 2010, the compensation committee held meetings both independently and with the participation of our Chief Executive Officer. The compensation committee’s compensation consultant also participated in select meetings, at the committee’s request.

Engagement of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation advisors, in its discretion, to assist with the establishment and review of our compensation programs and related policies. In connection with the preparation of our initial public offering in 2010, FTI Schonbraun McCann Group, or SMG, a compensation consulting firm, was engaged to provide advice regarding an executive compensation program for our senior executive management team to be implemented upon completion of the offering.

Following our initial public offering, the compensation committee engaged SMG to provide market-based compensation data and to advise on industry trends and best practices. In connection with these efforts, SMG prepared for the compensation committee two peer group compensation analyses: (i) a Performance-Based Peer Group analysis and (ii) a Size-Based Peer Group analysis. The Performance-Based Peer Group was comprised of other publicly-traded real estate investment trusts generally with an investment focus on office properties and/or a geographic concentration on the West Coast, and included the following 16 companies: Alexandria Real Estate Equities, Inc., BioMed Realty Trust, Inc., Corporate Office Properties Trust, Digital Realty Trust, Inc., Douglas Emmett, Inc., Entertainment Properties Trust, Highwoods Properties, Inc., Kilroy Realty Corporation, Lexington Realty Trust, Mack-Cali Realty Corporation, Parkway Properties, Inc., Piedmont Office Realty Trust, Inc., PS Business Parks, Inc., Realty Income Corporation and Washington Real Estate Investment Trust.

Additionally, in order to be more exhaustive and evaluate a broader scope of information, and in recognition of our size relative to several of the companies included in the Performance-Based Peer Group, the compensation committee requested that SMG prepare a Size-Based Peer Group comprised of other publicly-traded real estate investment trusts across various asset sectors with a total equity market capitalization level below $1 billion (similar to the company). The Size-Based Peer Group was comprised of the following 28 companies: Acadia Realty Trust, Anworth Mortgage Corporation, Arlington Asset Investment Corp., Ashford

Hospitality Trust, Inc., Associated Estates Realty Corporation, Cedar Shopping Centers, Inc., Cousins Properties Incorporated, FelCor Lodging Trust Incorporated, First Industrial Realty Trust, Inc., First Potomac Realty Trust, Glimcher Realty Trust, Gramercy Capital Corp., Hersha Hospitality Trust, iStar Financial Inc., Lexington Realty Trust, LTC Properties, Inc., Morgans Hotel Group Company, MPG Office Trust, Inc., National HealthCare Corporation, NorthStar Realty Finance Corp., Pebblebrook Hotel Trust, Pennsylvania Real Estate Investment Trust, Retail Opportunity Investments Corp., Strategic Hotels & Resorts, Sun Communities, Inc., Sunstone Hotel Investors, Inc., Urstadt Biddle Properties Inc. and U-Store-It Trust.

The compensation analysis for each peer group provided an overview of typical compensation components (e.g., base salaries, annual bonuses and long-term equity incentives), as well as the range of compensation levels by position, in each case, generally found within the relevant peer group. The peer group compensation analyses prepared by SMG were utilized by the compensation committee for informational purposes only and were not utilized for benchmarking purposes.

Other than advising the compensation committee as described above, SMG did not provide any material services to our company in 2010. However, during 2010, EdgeRock Realty Advisors, or EdgeRock, a company in which SMG holds a substantial minority equity stake, was retained by us to provide services unrelated to executive compensation, including real estate and financial advisory services in connection with our initial public offering and subsequent activities. EdgeRock was engaged to provide real estate and financial advisory services directly by our management team. The compensation committee did not, apart from its members’ participation in the general board of directors approval, review or approve the services provided by EdgeRock to our company, as those services did not relate to compensation matters. Furthermore, our management team neither made the decision, nor recommended that the compensation committee decide, to engage SMG. The compensation committee has sole authority to hire, fire and set the terms of engagement with SMG. The compensation committee believes that the compensation consulting advice it received from SMG relating to executive compensation matters was objective and not influenced by EdgeRock’s relationship with our company or the services provided by EdgeRock to the company. The aggregate fees paid for SMG’s services in 2010 totaled approximately $87,000 and the aggregate fees paid to EdgeRock for those other services in 2010 totaled approximately $1.2 million.

Measuring 2010 Performance

With the assistance of SMG, the compensation committee performed a comprehensive review of corporate and individual performance for 2010 as part of its determination of year-end 2010 performance-based compensation, including cash bonuses and annual grants of equity awards. The compensation committee’s review did not include an assessment of any pre-determined metrics or hurdles (as no such metrics or hurdles were applicable), but instead was based on an evaluation of company and individual performance in relation to select market and operational criteria the compensation committee felt were most appropriate given our recent transition into the public arena and growth stage. Such criteria included success achieved in relation to acquisitions and capital deployment, capital markets strategy, organizational development, and stockholder value creation, among others.

Individual performance metrics are discussed in more detail below in the sections entitled “Elements of Executive Officer Compensation—Cash Bonuses” and “—Long-Term Equity Incentives.” Examples of key company performance achievements attained in 2010 that the compensation committee took into account when setting 2010 compensation include the following:

•

Expansion of our asset base and property portfolio through the successful sourcing and acquisition of approximately 2.4 million square feet of office property in key California markets, including the Los Angeles and San Francisco metropolitan areas;

•	Successful execution of capital markets strategy that included the completion of an $87.5 million preferred stock offering in December 2010;

•	Continued development of an internal infrastructure and management platform that would best position us to pursue and support future growth; and

•

Development and implementation of internal infrastructure, control systems and procedures to accommodate the requirements of becoming a public company, including the satisfaction of public company reporting requirements under applicable SEC regulations and NYSE listing standards.

Compensation Philosophy

We design the principal components of our executive compensation program to achieve one or more of the principles and objectives described above. We view each component of our executive compensation program as related but distinct, and we will continue to regularly reassess the total compensation of our executive officers to ensure that our overall compensation objectives are met. Compensation of our named executive officers consists of the following elements:

•	base salary;

•	discretionary performance-based bonuses;

•	equity incentive compensation;

•	certain severance and change in control benefits; and

•	health and welfare benefits and certain limited perquisites and other personal benefits.

During 2010, our named executive officers were eligible to earn cash compensation in the form of base salaries and discretionary annual bonuses that we believe appropriately recognize ongoing performance of job responsibilities and reward our executive officers for their individual contributions to our company. When making bonus decisions, the compensation committee considered our financial and operational performance (as described above) as well as each executive officer’s individual contributions during the year. Grants of restricted shares of our common stock comprised another key component of our executive compensation program during 2010. We believe that these equity awards incentivize our executive officers to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our stockholders, while also providing a valuable retention tool by virtue of applicable vesting requirements.

Each of the primary elements of our 2010 executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation principles and objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our compensation objectives. In addition, the compensation levels of our named executive officers reflect to a significant degree the varying roles and responsibilities of such executives. As a result of our board’s assessment of our Chief Executive Officer’s substantial roles and responsibilities within our company, there is a significant compensation differential between his compensation levels and those of our other named executive officers.

Elements of Executive Officer Compensation

The following is a discussion of the primary elements of 2010 compensation for each of our named executive officers.

Base Salaries

Each named executive officer’s compensation was initially established based on negotiations in connection with our initial public offering in 2010. We believe that these salary levels provide appropriate levels of fixed income based on the background, qualifications and skill set of each executive. Base salaries of our named executive officers initially were approved by our board and, going forward, periodically will be reviewed by our compensation committee. No formulaic base salary increases are provided to our named executive officers; however our compensation committee may adjust base salaries in connection with its periodic review. The actual base salaries paid to all of our named executive officers during 2010 are set forth in the “Summary Compensation Table” below. No changes to base salary levels have been made for 2011.

Cash Bonuses

Our named executive officers are eligible to earn discretionary annual cash bonuses based on our company’s and each executive officer’s individual performance in relation to select performance criteria, as determined by our compensation committee. Eligibility to receive these cash bonuses incentivizes our named executive officers to strive to perform at their highest levels and further our interests and the interests of our stockholders. The amounts of any discretionary cash bonuses are determined each year by our compensation committee after taking into account individual and company-wide performance.

The compensation committee conducted a comprehensive evaluation of corporate and individual performance in 2010 for purposes of determining discretionary cash bonuses. The company performance criteria that were considered in this analysis are described in detail above under the section entitled “Executive Compensation Philosophy and Objectives—Measuring 2010 Performance.” The Chief Executive Officer conducted a subjective assessment of each other named executive officer’s individual performance, which reflected each executive’s contribution to the achievement of the company performance criteria described above. The compensation committee similarly conducted a subjective assessment of Mr. Coleman’s individual performance and contribution towards the achievement of company performance criteria. Based upon the compensation committee’s performance evaluation, its general review of market compensation data as provided by SMG and the relative roles and responsibility for our named executive officers, the compensation committee approved cash performance bonuses for the named executive officers for 2010 at the following levels:

Executive	2010 Bonus
Victor J. Coleman	$500,000
Howard S. Stern	$400,000
Mark T. Lammas	$225,000
Christopher Barton	$225,000
Dale Shimoda	$225,000

These discretionary bonuses were not determined based on the attainment of any particular individual or company-level performance goal(s) or the application of any benchmarking or formula(e). Instead, the compensation committee considered all of the factors described in the preceding paragraph as applied to each named executive officer (including, in the case of company-level metrics, such named executive officer’s contribution to the attainment of those metrics), and made a subjective determination as to the appropriate bonus level based on that information, considered in light of the compensation committee’s collective experience regarding appropriate compensation and bonus levels.

Long-Term Equity Incentives

The goals of our long-term, equity-based awards are to incentivize and reward increases in long-term stockholder value and to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the award vesting period. In determining the size of the long-term equity incentives awarded to our executive officers for 2010 service, we considered, among other things, the role and responsibilities of the individual, competitive factors and individual performance history. We granted restricted shares of our common stock to certain of our employees, including our named executive officers, as the primary incentive vehicle for long-term compensation. These awards were intended to enable our executive officers to establish a meaningful equity stake in our company that would vest over a period of years based on continued service. We believe that theses awards enable us to deliver competitive compensation value to the executive officers at levels sufficient to attract and retain top talent within our executive officer ranks.

In connection with the completion of our initial public offering in June 2010, Messrs. Coleman, Stern, Lammas, Barton and Shimoda were granted restricted stock awards of 117,647 shares, 53,529 shares, 17,647 shares, 17,647 shares and 17,647 shares, respectively, under the 2010 Plan. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the grant date, subject to the executive’s continued employment (and further subject to accelerated vesting upon a change in control or certain terminations as described below in the section entitled “—Potential Payments Upon Termination or Change in Control”). These awards, which represented “founder share awards,” were one-time grants made in connection with the completion of the initial public offering that were designed to recognize and reward the efforts of our named executive officers in leading our company through its initial public offering and to provide these officers with a meaningful initial ownership stake in our company. The size and vesting terms of these awards were determined by our compensation committee’s assessment of appropriate levels of initial ownership and incentive compensation based on its review of market data provided by SMG and its collective experience in setting compensation levels, without reliance on any formal benchmarking process.

As part of its review of 2010 performance, in determining whether to make annual grants of equity awards to our named executive officers in respect of services provided during 2010 (eligibility for which is contemplated under these officers’ employment agreements), the compensation committee analyzed prevailing market practices based on market data provided by SMG with respect to the Performance-Based Peer Group and Size-Based Peer Group, as well as company and individual performance. This analysis considered the same performance and market factors as those considered in determining the named executive officers’ discretionary cash bonuses for 2010, as described in more detail above in the sections entitled “Executive Compensation Philosophy and Objectives—Measuring 2010 Performance” and “—Cash Bonuses.” As with the discretionary cash bonuses, annual equity awards were not determined based on the attainment of any particular individual or company-level performance goal(s) or the application of any benchmarking or formula(e). Instead, the compensation committee considered all of the relevant factors as applied to each named executive officer (including, in the case of company-level metrics, such named executive officer’s contribution to the attainment of those metrics), and made a subjective determination as to the appropriate equity grant level based on that information, taking into consideration the compensation committee’s collective experience regarding appropriate annual equity grant levels.

Based on this assessment, on December 22, 2010, the compensation committee approved grants of restricted stock to Messrs. Coleman, Stern, Lammas, Barton and Shimoda of 99,933 shares, 43,304 shares, 23,318 shares, 16,656 shares and 16,656 shares, respectively, pursuant to the 2010 Plan. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the grant date, subject to the executive’s continued employment (and further subject to accelerated vesting upon a change in control or certain terminations as described below in the section entitled “—Potential Payments Upon Termination or Change in Control”).

Employee Benefits

Our full-time employees, including our named executive officers, are eligible to participate in health and welfare benefit plans, which provide medical, dental, prescription, life insurance and other health benefits. We believe that these benefits are a key component of a comprehensive compensation package, providing essential protections to our named executive officers and enhancing the overall desirability and competitiveness of our compensation program. Additionally, we reimburse Mr. Coleman for any premiums paid by him for the continuation of healthcare coverage provided through COBRA.

Additional Compensation Components

In the future, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete. All future practices regarding compensation components, benefits and/or perquisites will be subject to periodic review by our compensation committee.

Severance and Change in Control Benefits

As described more fully below in the sections entitled “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table” and “—Potential Payments Upon Termination or Change in Control,” we entered into employment agreements with our named executive officers, in connection with the completion of our initial public offering, that provide for various severance and change in control benefits and other terms and conditions of employment. We believe that the protections contained in these employment agreements will help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with our company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity. For a description of the material terms of these employment agreements, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table” and “—Potential Payments Upon Termination or Change in Control” below.

Tax Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Code (“Section 162(m)”) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. We expect that our compensation committee will adhere to the principle that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, we do not expect Section 162(m) to apply to awards under the 2010 Plan until the earliest to occur of our annual stockholders’ meeting in 2014, a material modification of the 2010 Plan or exhaustion of the share supply under the 2010 Plan. However, performance criteria may be used with respect to performance awards that are not intended to constitute performance-based compensation for purposes of Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Code (“Section 409A”) requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Section 280G of the Internal Revenue Code

Section 280G of the Code (“Section 280G”) disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 280G. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting Standards

ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to calculate the grant date “fair value” of our stock-based awards using a variety of assumptions. ASC Topic 718 also requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align the accounting expense of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board or compensation committee.

Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2010.

Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	Stock Awards($)(3)	All Other Compensation ($)(4)	Total($)
Victor J. Coleman Chief Executive Officer	2010	253,425	500,000	3,499,994	15,167	4,268,586
Howard S. Stern President	2010	202,740	400,000	1,559,993	321	2,163,054
Mark T. Lammas Chief Financial Officer	2010	152,055	225,000	650,003	321	1,027,379
Christopher Barton Executive Vice President, Operations and Development	2010	152,055	225,000	550,007	321	927,383
Dale Shimoda Executive Vice President, Finance	2010	152,055	225,000	550,007	321	927,383

(1)	Amounts shown in the “Salary” column represent each named executive officer’s annual base salary prorated to reflect partial-year service since the completion of our initial public offering in 2010.
(2)	Amounts represent discretionary bonuses paid to our named executive officers in respect of services provided during 2010.
(3)	Amounts reflect the full grant-date fair value of restricted stock awards granted in 2010 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to executive officers in Notes 2 and 12 to the consolidated financial statements contained elsewhere in this prospectus. There can be no assurance that awards will vest (in which case no value will be realized by the individual).
(4)	Amounts reflect premium payments for group term life insurance for Messrs. Coleman, Stern, Lammas, Barton and Shimoda and, with respect to Mr. Coleman only, the reimbursement of premium payments paid by him for COBRA healthcare coverage.

Grants of Plan-Based Awards in 2010

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2010:

		All Other Stock Awards: Number of Shares of Stock or Units		Grant Date Fair Value of Stock and Options
Name	Grant Date	(# shares)		Awards($)(1)
Victor J. Coleman	June 29, 2010	117,647	(2)	2,000,000
	December 22, 2010	99,933	(3)	1,499,994
Howard S. Stern	June 29, 2010	53,529	(2)	910,000
	December 22, 2010	43,304	(3)	649,993
Mark T. Lammas	June 29, 2010	17,647	(2)	300,000
	December 22, 2010	23,318	(3)	350,003
Christopher Barton	June 29, 2010	17,647	(2)	300,000
	December 22, 2010	16,656	(3)	250,007
Dale Shimoda	June 29, 2010	17,647	(2)	300,000
	December 22, 2010	16,656	(3)	250,007

(1)	Amounts reflect the full grant date fair value of restricted stock granted during 2010 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to executive officers in Notes 2 and 12 to the consolidated financial statements contained elsewhere in this prospectus. There can be no assurance that awards will vest (in which case no value will be realized by the individual).

(2)	On June 29, 2010, in connection with the completion of our initial public offering, our board approved these restricted stock awards to each named executive officer, each of which will vest in three equal, annual installments on each of the first three anniversaries of the grant date, subject to continued service with us through the applicable vesting dates (and further subject to accelerated vesting upon a change in control or certain terminations as described below in the section entitled “—Potential Payments Upon Termination or Change in Control”).
(3)	On December 22, 2010, the compensation committee approved these restricted stock awards to each named executive officer, each of which will vest, and the restrictions thereon will lapse, in three equal, annual installments on each of December 29, 2011, December 29, 2012 and December 29, 2013, subject to continued service with us through the applicable vesting dates (and further subject to accelerated vesting upon a change in control or certain terminations as described below in the section entitled “—Potential Payments Upon Termination or Change in Control”).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table

We entered into employment agreements with each of our named executive officers, effective as of the date of the completion of our initial public offering on June 29, 2010. The following is a summary of the material terms of the agreements.

Under the employment agreements, Messrs. Coleman, Stern, Lammas, Barton and Shimoda serve as the company’s Chief Executive Officer, President, Chief Financial Officer, Executive Vice President—Operations and Development and Executive Vice President—Finance, respectively. Messrs. Coleman and Stern report directly to our board, while the other executives report to our Chief Executive Officer. The initial term of the employment agreements will end on June 29, 2013. On that date, the term of the employment agreements will automatically be extended for one year, unless earlier terminated. In the event that we experience a “change in control” (as defined in the 2010 Plan) during the one-year extension period, the term of the employment agreements will instead continue through the first anniversary of the consummation of the change in control. Pursuant to Messrs. Coleman and Stern’s employment agreements, during the terms of their employment, we will nominate each for election as a director.

Under the employment agreements, Messrs. Coleman, Stern, Lammas, Barton and Shimoda are entitled to receive annual base salaries of $500,000, $400,000, $300,000, $300,000 and $300,000, respectively, each of which are subject to increase at the discretion of our compensation committee. In addition, each executive is eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the attainment of performance criteria established by our compensation committee. In connection with entering into the employment agreements, Messrs. Coleman, Stern, Lammas, Barton and Shimoda were each granted an award of restricted shares of our common stock, with respect to 117,647 shares, 53,529 shares, 17,647 shares, 17,647 shares and 17,647 shares, respectively. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of June 29, 2010, the date of our initial public offering, subject to the executive’s continued employment through the applicable vesting date (and further subject to accelerated vesting upon a change in control or certain terminations as described below in the section entitled “—Potential Payments Upon Termination or Change in Control”). In addition, the executives are eligible to participate in customary health, welfare and fringe benefit plans, and are eligible to accrue up to four weeks of paid vacation per year.

If an executive’s employment is terminated by us without “cause” or by the executive for “good reason” (each, as defined in the employment agreements), because we elect not to renew the initial term of the employment agreement or by reason of the executive’s death or disability, the executive will be entitled to certain payments and benefits, as described under “—Potential Payments Upon Termination or Change in Control” below. The employment agreements also contain customary confidentiality and non-solicitation provisions.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2010:

	Stock Awards
Name	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested($)(1)
Victor J. Coleman	117,647	(2)	1,770,587
	99,933	(3)	1,503,992
Howard S. Stern	53,529	(2)	805,611
	43,304	(3)	651,725
Mark T. Lammas	17,647	(2)	265,587
	23,318	(3)	350,936
Christopher Barton	17,647	(2)	265,587
	16,656	(3)	250,673
Dale Shimoda	17,647	(2)	265,587
	16,656	(3)	250,673

(1)	The market value of shares of restricted stock that have not vested is calculated by multiplying the fair market value of a share of our common stock on December 31, 2010 ($15.05) by the number of unvested shares of restricted stock outstanding under the award.
(2)	Consists of restricted stock granted on June 29, 2010, which will vest in three substantially equal installments on each of June 29, 2011, 2012 and 2013, subject to continued service with us through the applicable vesting dates.
(3)	Consists of restricted stock granted on December 22, 2010, which will vest in three substantially equal installments on each of December 29, 2011, 2012 and 2013, respectively, subject to continued service with us through the applicable vesting dates.

2010 Option Exercises and Stock Vested

The company has not granted any stock option awards to its named executive officers. Additionally, no stock awards previously issued to the named executive officers vested in 2010.

Potential Payments Upon Termination or Change in Control

Termination Without Cause or for Good Reason; Non-Renewal

Under the executives’ employment agreements, if an executive’s employment is terminated by us without “cause” or by the executive for “good reason” (each, as defined in the employment agreements) then, in addition to accrued amounts and any earned but unpaid bonuses, the executive will be entitled to receive the following:

•

A lump-sum payment in an amount equal to two (or, with respect to Messrs. Coleman and Stern, three) times the sum of (i) the executive’s annual base salary then in effect, (ii) the highest annual bonus earned by the executive during the employment term (or, in the event of a termination prior to the end of the completion of our first full fiscal year, an amount as determined by our compensation committee in its sole discretion, but in no event less than the executive’s base salary in effect on the termination date) and (iii) the highest value of any annual equity award(s) made to the executive during the employment term (not including the initial grant of restricted stock described above or any award(s) granted pursuant to a multi-year or long-term performance program, initial hiring or retention award or similar non-reoccurring award);

•	accelerated vesting of all outstanding equity awards held by the executive as of the termination date; and

•	company-subsidized continuation healthcare coverage for up to 18 months after the termination date.

In the event that an executive’s employment is terminated because we elect not to renew the initial term of the employment agreement, then the executive will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason, except that the amount of the cash severance will be multiplied by one rather than two (or, with respect to Messrs. Coleman and Stern, two rather than three). However, if such a non-renewal termination occurs upon or within 12 months after a change in control of our company, the executive will be entitled to receive the same payments and benefits described above for a termination without cause or for good reason (without reduction of the cash severance multiplier). The executive’s right to receive the severance payments and benefits described above is, in all cases, subject to his delivery of an effective general release of claims in favor of our company.

Death or Disability of Executive

Upon a termination of employment by reason of death or disability, the executive or his/her estate will be entitled to accelerated vesting of all outstanding equity awards held by the executive as of the termination date, in addition to accrued amounts and earned but unpaid bonuses.

Change in Control

Under the employment agreements, if an executive remains employed through a change in control of our company, the executive’s initial restricted stock award (granted on June 29, 2010) will vest in full to the extent then unvested.

The following table summarizes the payments that would be made to our named executive officers upon the occurrence of certain qualifying terminations of employment or change in control, in any case, occurring on December 31, 2010. Amounts shown do not include (i) accrued but unpaid base salary through the date of termination, and (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation.

Executive	Benefit	Company Non- Renewal($)(1)		Death or Disability($)		Change in Control($)(6)	Company Non-Renewal or Termination without Cause or for Good Reason at any time ($)(7)
Victor J. Coleman
	Cash Severance(2)	4,999,989		—		—	7,499,983
	Continued Health Benefits(3)	45,503		—		—	45,503
	Equity Acceleration	3,274,579	(4)	3,274,579	(4)	1,770,587	3,274,579	(4)
	Life Insurance(5)	—		50,000		—	—
	Total	8,320,071		3,324,579		1,770,587	10,820,065
Howard S. Stern
	Cash Severance(2)	2,899,986		—		—	4,349,979
	Continued Health Benefits(3)	44,434		—		—	44,434
	Equity Acceleration	1,457,337	(4)	1,457,337	(4)	805,611	1,457,337	(4)
	Life Insurance(5)	—		50,000		—	—
	Total	4,401,757		1,507,337		805,611	5,851,750
Mark T. Lammas
	Cash Severance(2)	950,003		—		—	1,900,006
	Continued Health Benefits(3)	44,434		—		—	44,434
	Equity Acceleration	616,523	(4)	616,523	(4)	265,587	616,523	(4)
	Life Insurance(5)	—		50,000		—	—
	Total	1,610,961		666,523		265,587	2,560,964
Christopher Barton
	Cash Severance(2)	850,007		—		—	1,700,013
	Continued Health Benefits(3)	44,434		—		—	44,434
	Equity Acceleration	516,260	(4)	516,260	(4)	265,587	516,260	(4)
	Life Insurance(5)	—		50,000		—	—
	Total	1,410,701		566,260		265,587	2,260,708
Dale Shimoda
	Cash Severance(2)	850,007		—		—	1,700,013
	Continued Health Benefits(3)	26,560		—		—	26,560
	Equity Acceleration	516,260	(4)	516,260	(4)	265,587	516,260	(4)
	Life Insurance(5)	—		50,000		—	—
	Total	1,392,827		566,260		265,587	2,242,834

(1)	This column describes the payments and benefits that become payable if we elect not to renew the initial term of the agreement prior to the occurrence of a change in control. These amounts reflect the non-renewal severance multiples described above, but are purely hypothetical in light of the fact that the employment agreements continue in effect until 2013 and, therefore, a non-renewal severance termination would not have been possible on December 31, 2010.
(2)	Cash severance is calculated by multiplying the applicable severance multiple (described above) by the sum of (i) the executive’s annual base salary in effect on December 31, 2010; (ii) the highest annual bonus earned by the named executive officer during the employment term; and (iii) the highest value of annual equity awards made to the executive during the employment term, not including the initial grant of restricted stock awarded in connection with the employment agreement.
(3)	Represents the aggregate full premium payments that we would be required to pay to or on behalf of each executive to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of December 31, 2010) for 18 months.
(4)

Represents the value attributable to the vesting of 117,647 shares, 53,529 shares, 17,647 shares, 17,647 shares and 17,647 shares, underlying the 2010 restricted stock awards, and 99,933 shares, 43,304 shares, 23,318 shares, 16,656 shares and 16,656 shares, underlying the December 2010 restricted stock awards granted to Messrs. Coleman, Stern,

Lammas, Barton and Shimoda, respectively. The value of accelerated restricted stock was calculated by multiplying (x) the number of shares subject to acceleration by (y) the fair market value of a share of common stock on December 31, 2010 ($15.05).

(5)	Represents the life insurance proceeds payable by a third-party insurer under the executive’s life insurance policy upon a termination of employment due to death.
(6)	Represents the value attributable to the vesting of 117,647 shares, 53,529 shares, 17,647 shares, 17,647 shares and 17,647 shares, underlying the June 2010 restricted stock awards granted to Messrs. Coleman, Stern, Lammas, Barton and Shimoda, respectively. The value of accelerated restricted stock was calculated by multiplying (x) the number of shares subject to acceleration by (y) the fair market value of a share of common stock on December 31, 2010 ($15.05).
(7)	In accordance with the employment agreement terms, if any payments made upon a qualifying termination in connection with a change in control would otherwise be subject to an excise tax under Section 4999 of the Code by reason of the “golden parachute” rules contained in Section 280G, such payments will be reduced if and to the extent that doing so will result in net after-tax payments and benefits for the executive that are more favorable than the net after-tax payments and benefits payable to the executive in the absence of such a reduction after the imposition of the excise tax.

2010 Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2010:

Name(1)	Fees Earned in Cash ($)(2)		Stock Awards($)(4)	Total($)
Richard B. Fried	25,549		24,993	50,542
Theodore R. Antenucci	25,549		124,987	150,536
Mark Burnett(5)	25,549		124,987	150,536
Jonathan M. Glaser	30,063	(3)	124,987	155,050
Mark D. Linehan	33,131		124,987	158,118
Robert M. Moran, Jr.	29,340		124,987	154,327
Barry A. Porter	25,008	(3)	124,987	149,995

(1)	Mr. Coleman, our Chief Executive Officer, and Mr. Stern, our President, are not included in this table as they are employees of our company and do not receive compensation for their services as directors. All compensation paid to Messrs. Coleman and Stern for the services they provide to us is reflected in the Summary Compensation Table.
(2)	Reflects annual base and, if applicable, committee chair retainer fees earned in 2010 following the completion of our initial public offering.
(3)	Pursuant to our Director Stock Plan, Messrs. Glaser and Porter elected to receive all of their non-committee cash retainer fees earned in 2010 in the form of fully-vested shares of our common stock having an equal value to the amount otherwise payable in cash.
(4)	Amounts reflect the full grant-date fair value of restricted stock awards granted with respect to services performed in 2010 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to directors in Notes 2 and 12 to the consolidated financial statements contained elsewhere in this prospectus. In connection with the completion of our initial public offering, each non-employee director nominee received a grant of 5,882 shares of our restricted common stock. In addition, on January 20, 2011, each non-employee director received a grant of 1,653 shares of our restricted common stock. These grants were made in respect of services performed in 2010 following the completion of our initial public offering. Each restricted stock award will vest, and the restrictions thereon will lapse, in three equal, annual installments on each of the first three anniversaries of the grant date, subject to continued service with us through the applicable vesting dates.
(5)	On April 22, 2011, Mr. Mark Burnett resigned from our board of directors due to his desire to devote more of his time to other work obligations. His resignation was effective as of 12:01 a.m. on April 25, 2011. In tendering his resignation, Mr. Burnett expressed no disagreement with the company.

Narrative Disclosure to Director Compensation Table

Non-Employee Director Compensation Program

The compensation program for our non-employee directors is intended to fairly compensate our directors for the time and effort necessary to serve on our board. Non-employee members of our board receive a combination of cash and equity-based compensation.

Cash compensation. In 2010, our board approved a non-employee director compensation program, effective upon completion of our initial public offering, pursuant to which each non-employee director is entitled to receive an annual base fee for his or her services of $50,000. In addition, if a non-employee director serves as the chair of the audit, compensation or nominating and corporate governance committees, such non-employee director is entitled to receive an additional annual cash retainer of $15,000, $10,000 or $7,500, respectively. Retainers are payable in quarterly installments over the course of the service year.

In June 2010, our board adopted our Director Stock Plan, under which non-employee directors are permitted to elect to receive some or all of their cash compensation in the form of fully-vested shares of our common stock having an equal value to the amount otherwise payable in cash. In 2010, participating non-employee directors were able to elect to currently receive fully vested shares in lieu of cash fees. In 2011 and going forward, non-employee directors will be able to elect to receive fully vested shares in lieu of cash fees currently and/or on a deferred basis for fees paid with respect to services performed from and after January 1, 2011.

We reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board and committee meetings.

Equity compensation. Concurrently with the completion of our initial public offering, we made one-time grants of 5,882 shares of restricted common stock (valued at approximately $100,000) to each of our non-employee director nominees under the 2010 Plan. These awards of restricted stock vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the grant date, subject to the director’s continued service on our board.

Under the non-employee director compensation program, in addition to the cash retainer fees and one-time restricted stock grants described above (and whether or not the director elects to receive such cash fees in vested shares), each non-employee director is entitled to receive an annual grant of restricted stock valued at $50,000 on the date of our annual stockholders’ meeting. These awards of restricted stock vest ratably as to one-third of their shares on each of the first three anniversaries of the applicable grant date, subject to the director’s continued service on our board. Non-employee directors did not receive annual grants of restricted stock in 2010. We expect to make the first annual grants of restricted stock to non-employee directors pursuant to the non-employee compensation program at our 2011 annual stockholders’ meeting to be held on June 9, 2011.

Discretionary Stock Awards

Our board awarded discretionary grants of restricted stock to each non-employee director on January 20, 2011, valued at approximately $25,000. These supplemental restricted stock awards were intended to compensate our non-employee directors for services rendered to our company following our initial public offering in 2010, in light of the fact that we did not have an annual meeting in 2010 at which to make annual grants. Each of these restricted stock awards vest ratably as to one-third of their shares on each of the first three anniversaries of the applicable grant date, subject to the director’s continued service on our board.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 regarding compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders(1)	—	—	1,159,558

Equity compensation plans not approved by stockholders	—	—	—

Total	—	—	1,159,558

(1)	Consists of the Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan.

Compensation Risk Analysis

As part of the 2010 compensation process, the compensation committee, in conjunction with SMG, considered the matter of risks to stockholders and to the achievement of performance objectives that may be inherent in the compensation programs. After reviewing and discussing the foregoing, it was concluded that the company’s compensation programs are designed with an appropriate risk-reward balance in relation to the company’s business strategy and that none of the compensation programs encourage any executive or employee to take on excessive or unnecessary risks that are reasonably likely to have a material adverse effect on the company. The following elements of our executive compensation plans and practices were considered in evaluating whether such plans and practices encourage our executives to take unnecessary risks:

•

We evaluate performance based on a variety of business objectives, including but not limited to, execution of capital markets strategy, expansion of asset base, sourcing and completion of accretive acquisitions, strength of balance sheet, earnings, and occupancy and leasing performance, that we believe correlate to the long-term, sustainable creation of stockholder value;

•

The most material component of executive compensation since completion of our initial public offering has been in the form of restricted stock, which, as compared to stock options or other market-based equity compensation vehicles, retains some degree of value even in periods of depressed markets and thus provides executives with a baseline of value that lessens the likelihood that executives will undertake any unnecessary risks to get or keep options (or other similar vehicle) “in-the-money”;

•

As our compensation committee retains ultimate discretion in setting compensation and does not rely on pre-determined formulas, our executives are not encouraged to take unreasonable risks to meet certain hurdles to avoid not achieving the required formulaic metric;

As the most material portion of each executive’s compensation to date has been in the form of stock, our executives have sizable holdings of equity in our company, which aligns an appropriate portion of their personal wealth with our long-term performance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Concurrent Private Placement

Concurrently with the completion of this offering, the Farallon Funds will purchase 3,125,000 shares of our common stock, at a price per share equal to the public offering price and without payment by us of any underwriting discount or commission. The proceeds will be contributed to our operating partnership in exchange for common units.

In connection with this offering and the concurrent private placement, our board of directors will grant to certain of the Farallon excepted holders revised exemptions from the ownership limits, subject to substantially the same conditions and limitations as those that have been in place under the exemptions previously granted to the Farallon excepted holders in connection with our initial public offering. See “Description of Stock—Restrictions on Ownership and Transfer.”

2010 Private Placement

Concurrently with the completion of our initial public offering on June 29, 2010, Mr. Coleman purchased $2.0 million in shares of common stock and the Farallon Funds purchased $18.0 million in shares of our common stock, in each case at a price per share equal to the initial public offering price of $17.00 and without payment by us of any underwriting discount or commission. The proceeds were contributed to our operating partnership in exchange for common units.

Contribution Agreements

Hudson Contribution Agreement

In connection with the consummation of our initial public offering, Mr. Coleman and Mr. Stern entered into a contribution agreement, or the Hudson contribution agreement, with us and our operating partnership pursuant to which Messrs. Coleman and Stern contributed their direct or indirect interests in a portfolio of properties and a property management business to our operating partnership in exchange for common units. Under the Hudson contribution agreement, Mr. Coleman received 402,907 common units and Mr. Stern received 216,949 common units. The aggregate value of the common units issued to Messrs. Coleman and Stern was $6.8 million and $3.7 million, respectively.

Pursuant to the Hudson contribution agreement, we assumed or succeeded to all of the contributors’ rights, obligations and responsibilities with respect to the properties and the property entities contributed. The Hudson contribution agreement contains representations and warranties by Messrs. Coleman and Stern to our operating partnership with respect to the condition and operations of the properties and interests contributed to us and certain other matters. With some exceptions, Messrs. Coleman and Stern agreed to severally indemnify us and our operating partnership for breach of these representations and warranties under claims brought within one year of the closing of our initial public offering, subject to a deductible equal to 1% of the aggregate total consideration received by them under the contribution agreement, and up to a maximum of 10% of their aggregate total consideration under the contribution agreement or, in the case of claims relating to a specific property, 10% of their aggregate total consideration allocable to that property under the contribution agreement. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds agreed to severally indemnify us and our operating partnership for breach of the property and certain entity representations and warranties made by Messrs. Coleman and Stern in the Hudson contribution agreement. Messrs. Coleman and Stern pledged common units to our operating partnership with a value, based on the initial public offering price of $17.00 per share of our common stock, equal to 10% of their aggregate total consideration under the contribution agreement, in order to secure their indemnity obligations, and except in limited circumstances, these units will be the sole recourse of our operating partnership against Messrs. Coleman and Stern in the case of a breach of a representation or warranty or other claim for indemnification.

The contribution of properties under the Hudson contribution agreement was subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses.

Farallon Contribution Agreement

In connection with the consummation of our initial public offering, affiliates of the Farallon Funds entered into a contribution agreement, or the Farallon contribution agreement, with us and our operating partnership pursuant to which such affiliates contributed their direct or indirect interests in a portfolio of properties and approximately $14.8 million in cash (subject to adjustments based on credits to affiliates of the Farallon Funds for payments made prior to closing) for prepaid rents, outstanding tenant improvement costs and outstanding infrastructure costs in exchange for common units and shares of our common stock. Under the Farallon contribution agreement, the Farallon Funds received 1,806,731 common units and 6,026,007 shares of common stock. The aggregate value of the common units and common stock issued to the Farallon Funds was $133.2 million.

Pursuant to the Farallon contribution agreement, we assumed or succeeded to all of the contributors’ rights, obligations and responsibilities with respect to the properties and the property entities contributed. The Farallon contribution agreement contains representations and warranties by the Farallon Funds to our operating partnership with respect to the interests to be contributed to us and certain other matters. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds agreed to severally indemnify us and our operating partnership for breach of the representations and warranties made by the contributors in the Farallon contribution agreement.

In addition, pursuant to the Farallon contribution agreement, our board of directors granted to the Farallon excepted holders an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock—Restrictions on Ownership and Transfer.”

The contribution of properties under the Farallon contribution agreement was subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing. In addition, prior to the consummation of our initial public offering and the formation transactions, cash, cash equivalents and restricted cash relating to the Sunset Gower property, the Technicolor Building, the Sunset Bronson property and the City Plaza property were distributed to their owners, including the Farallon Funds.

875 Howard Street Contribution Agreement

In connection with the consummation of our initial public offering, the third party that owned interests in the 875 Howard Street property entered into a contribution agreement, or the 875 Howard Street contribution agreement, with us and our operating partnership pursuant to which the third party contributed its indirect interests in that property to the operating partnership in exchange for 24,030 shares of common stock and 6,787 common units with an aggregate value of approximately $0.5 million that were issued directly to certain nominees of the Farallon Funds. Pursuant to the 875 Howard Street contribution agreement, we assumed or succeed to all of the contributors’ rights, obligations and responsibilities with respect to the property and the property entities contributed. The 875 Howard Street contribution agreement contains representations and warranties by the contributor to our operating partnership with respect to the condition and operations of the property and interests to be contributed to us and certain other matters. As described below under “—Representation, Warranty and Indemnity Agreement,” the Farallon Funds have agreed to severally indemnify us and our operating partnership for breach of the representations and warranties made by in the 875 Howard Street contribution agreement by the contributor. The contribution of property under the 875 Howard Street contribution agreement was subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses as of the closing.

Reimbursement of Costs Related to Our Initial Public Offering

In connection with our initial public offering and the formation transactions, Hudson Capital, LLC, the Farallon Funds, and certain other contributors advanced or incurred an aggregate of approximately $2.6 million in organizational and other similar expenses. These funds were advanced or incurred with the understanding that they would be repaid out of the proceeds of the completed public offering. Accordingly, upon consummation of our initial public offering, we repaid approximately $0.6 million of such advances to Hudson Capital, LLC and approximately $1.7 million of such advances to the Farallon Funds. The remaining approximately $0.3 million of such advances were repaid to unaffiliated third parties. We are in the process of completing reconciliations of property prorations and costs advanced or incurred by the contributors in connection with our initial public offering and formation transactions.

Management Contracts

Prior to our initial public offering and related formation transactions, the media and entertainment properties (Sunset Gower and Sunset Bronson) owned by our predecessor were managed by Hudson Studios Management, LLC, and our City Plaza property was managed by Hudson OP Management, LLC, both of which were affiliates of our predecessor.

Upon our predecessor’s acquisition of the Sunset Gower property, the Sunset Gower property-owning subsidiary entered into a five-year management agreement with Hudson Studios Management, LLC, an affiliate of our predecessor, to pay a monthly management fee equal to $54,000 for the first 24 months of the term and $42,000 for the remaining 36 months. For the 12 months ended December 31, 2010 and 2009, management fees of approximately $250,000 and $325,000, respectively, had been incurred. In addition, Hudson Studios Management, LLC was entitled to a construction management fee of $300,000 plus 5% of the costs of labor and materials in association with other future developments. As of December 31, 2010 and December 31, 2009, $300,000 of construction management fees had been capitalized to construction in progress.

Upon our predecessor’s acquisition of the Sunset Bronson property, the Sunset Bronson property-owning subsidiary entered into an agreement with Hudson Studios Management, LLC to pay a management fee equal to $33,000 per month through December 31, 2009 and $25,000 per month thereafter for the remaining five-year term. For the 12 months ended December 31, 2010 and 2009, approximately $150,000 and $200,000, respectively, of management fees had been incurred.

Upon our acquisition of the City Plaza property, the City Plaza property-owning subsidiary entered into an agreement with Hudson OP Management, LLC to pay a management fee equal to $10,000 per month. For the 12 months ended December 31, 2010 and 2009, approximately $60,000 of management fees had been incurred.

Representation, Warranty and Indemnity Agreements

In connection with the formation transactions, we entered into representation, warranty and indemnity agreements with the Farallon Funds, pursuant to which they each made limited representations and warranties to us and our operating partnership regarding their investment intent with respect to the equity securities received by them as nominees, and certain other matters. The Farallon Funds also agreed to indemnify us and our operating partnership for breaches of such representations and warranties, in addition to the representations and warranties made by their affiliates that are the contributors in the Farallon contribution agreement, the representations and warranties in the 875 Howard Street contribution agreement made by the third party that owns interests in such property, and certain representations and warranties of Messrs. Coleman and Stern in the Hudson contribution agreement. Such indemnification is limited to claims made by June 29, 2011 and is subject to a deductible equal to 1% of the aggregate total consideration received by the Farallon Funds under the Farallon contribution agreement, and to a maximum, in the case of each Farallon Fund, of 10% of that Farallon Fund’s aggregate total consideration under the Farallon and 875 Howard Street contribution agreements or, in the case of claims relating to a specific property, 10% of that Farallon Fund’s aggregate total consideration allocable to that property under the Farallon and 875 Howard Street contribution agreements. The Farallon Funds pledged common units and common stock to our operating partnership with a value, based on the initial public offering price of $17.00 per share of our common stock, equal to 10% of their aggregate total consideration under the contribution agreement, in order to secure their indemnity obligations, and except in limited circumstances, these units and shares will be the sole recourse of our operating partnership in the case of a breach of a representation or warranty or other claim for indemnification under the Farallon and 875 Howard Street contribution agreements, and, together with our recourse against Messrs. Coleman and Stern under the Hudson contribution agreement in the case of a breach of a representation or warranty or other claim for indemnification under that agreement, will constitute our operating partnership’s sole recourse for claims of indemnification under the contribution agreements.

Pursuant to a separate agreement between Messrs. Coleman and Stern, on the one hand, and the Farallon Funds, on the other, Messrs. Coleman and Stern agreed to indemnify the Farallon Funds for certain losses incurred by the Farallon Funds for claims arising under the Hudson contribution agreement, subject to a maximum equal to the aggregate total consideration received by Messrs. Coleman and Stern in respect of their indirect interests in the property entities that own each of the Sunset Gower property, the Technicolor Building, the Sunset Bronson property and the City Plaza property.

Partnership Agreement

In connection with the closing of the formation transactions and our initial public offering, we entered into an amended and restated partnership agreement with the various limited partners of our operating partnership, including the Farallon Funds. Pursuant to the partnership agreement, persons holding common units as a result of the formation transactions have rights, beginning August 29, 2011, to cause our operating partnership to redeem their common units for cash equal to the then-current market value of one share of common stock, or, at our election, to exchange their common units for shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances described in the partnership agreement. The partnership agreement also provides for redemption, conversion, exchange and other rights with respect to our operating partnership’s series A preferred units. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Material Terms of Our Series A Preferred Units.”

Del Amo Purchase Agreement

In connection with our acquisition of a 100% ownership interest in the Del Amo Office property ground subleasehold interest and improvements, the Farallon Funds received $4.3 million (before prorations) in cash in their capacity as indirect owners of the limited partners of the entity that owned the Del Amo Office property ground subleasehold interest and improvements.

Registration Rights

We also entered into a registration rights agreement with the various persons that received shares of our common stock and/or common units in the formation transactions or pursuant to the 2010 private placement, including the Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than August 29, 2011, we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the 2010 private placement, and the resale of the shares of our common stock issued or issuable, at our option, in exchange for operating partnership units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. Commencing on December 26, 2010, the Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the 2010 private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the 2010 private placement. Commencing upon our filing of a resale registration statement not later than August 29, 2011, under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration. We have agreed to enter into an amendment to the registration rights agreement pursuant to which the common stock purchased by the Farallon Funds in the concurrent private placement will be entitled to the benefits of the registration rights agreement.

Acquisition of Certain Properties by Hudson Capital and the Farallon Funds Prior to the Formation Transactions

Through various transactions during the two years prior to our initial public offering and the formation transactions, Hudson Capital, LLC and affiliates of the Farallon Funds acquired the City Plaza property for an aggregate net purchase price paid of $53.3 million (before closing costs and prorations), after acquiring the mortgage on the property for $69.3 million and receiving a $1.3 million loan paydown from the original borrower along with a transfer of $14.7 million from existing loan reserves.

Employment Agreements

We have entered into employment agreements with our executive officers, effective June 29, 2010. The material terms of the employment agreements with our named executive officers are described under “Executive Compensation—Narrative Disclosure to Summary Compensation Table” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers as described in “Management—Limitation of Liability and Indemnification.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We currently intend to invest primarily in office and media and entertainment properties. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. For example, we currently own a 51% interest in a joint venture that owns the Rincon Center property. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock or series B preferred stock. We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our portfolio consists of, and our business objectives emphasize, equity investments in office and media and entertainment properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by office or media and entertainment-related properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the 1940 Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We currently intend to invest primarily in entities that own office and media and entertainment properties. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office and media and entertainment properties owned by such entities, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interest and consistent with our qualification as a REIT.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. Our charter and bylaws do not limit the amount of debt that we may incur. Although our board of directors has not adopted a policy limiting the total amount of debt that we may incur, we intend upon full deployment of the net proceeds of this offering and the concurrent private placement and utilization of our secured revolving credit facility to target a ratio of debt to total assets of 40-45%

based on the cost of our assets. We intend to target a limit on our floating rate debt of no more than 30% of outstanding debt through fixed rate borrowing or interest rate hedges.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common and series B preferred stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

We have not made any loans to third parties, although we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our qualification as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units and senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us generally will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview. Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Maryland law in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Under Maryland law, the general partner of a Maryland limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and an obligation to discharge its duties and exercise its rights as general partner under the partnership agreement or Maryland law consistently with the obligation of good faith and fair dealing. The duty of loyalty requires a general partner of a Maryland general partnership to account to the partnership and hold as trustee for it any property, profit, or benefit derived by the general partner in the conduct of the partnership business or derived from a use by the general partner of partnership property, including the appropriation of a partnership opportunity, to refrain from dealing with the partnership in the conduct or winding up of the partnership business as or on behalf of a party having an interest adverse to the partnership and to refrain from competing with the partnership in the conduct of the partnership business, although the partnership agreement may identify specific types or categories of activities that do not violate the duty of loyalty. Our operating partnership agreement provides that we, in our capacity as general partner of our operating partnership, are under no obligation not to give priority to our separate interests or those of our stockholders. The partnership agreement also provides that any action or failure to act by us or our directors that gives priority to the separate interests of our company or our stockholders and does not result in a violation of the contract rights of the limited partners of our operating partnership does not violate the duty of loyalty that we owe in our capacity as the general partner of our operating partnership to the operating partnership or its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that neither we, as the general partner of the operating partnership, nor any of our directors or officers, will be liable or accountable in damages or otherwise to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. In addition, the partnership agreement provides that our operating partnership must indemnify us, each of our directors, officers and employees, and any other person designated by us, against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, except (1) if the act or omission of such person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, if the person had reasonable cause to believe the act or omission was unlawful.

No reported decision of a Maryland appellate court has interpreted provisions similar to the provisions of the partnership agreement of our operating partnership that modify or reduce the fiduciary duties and obligations of a general partner or reduce or eliminate our liability for money damages to the operating partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce our fiduciary duties that would be in effect were it not for the partnership agreement.

Policies Applicable to All Directors and Officers. Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, we have adopted policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related person transaction, which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. This policy provides that the audit committee of our board of directors will review the relevant facts and circumstances of each related person transaction, including whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Based on its consideration of all of the relevant facts and circumstances, the audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. This policy also requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. We also adopted a code of business conduct and ethics, which provides that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Maryland law (where our operating partnership is formed), we, as general partner, have fiduciary duties and obligations to our operating partnership and its partners and, consequently, such transactions also are subject to the fiduciary duties of care and loyalty and the obligation of good faith and fair dealing that we, as general partner, owe to the operating partnership and its limited partners (to the extent such duties have not been modified or reduced pursuant to the terms of the partnership agreement). We have adopted a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We have authority to offer common stock, preferred stock or options to purchase stock, or units convertible into common stock, in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.,” we expect, but are not obligated, to issue common stock to holders of units upon exercise of their redemption rights. Except in connection with our initial public offering, the 2010 private placement, the formation transactions, the offering of our series B preferred stock, this offering and the concurrent private placement, and grants of equity compensation to our directors, officers and employees we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. Subject to the rights of holders of series B preferred stock to approve the classification or issuance of shares of any class or series ranking senior to the series B preferred stock, our board of directors has the authority, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE OF OUR COMPANY

Our Operating Entities

Our Operating Partnership

Our operating partnership, directly or indirectly through its wholly owned subsidiaries, holds substantially all of our assets and conducts substantially all of our operations. We will contribute the net proceeds from the sale of common stock in this offering and the concurrent private placement to our operating partnership in exchange for common units in our operating partnership. Subject to the preferred rights of holders of series A preferred units, our preferential rights as the holder of series B preferred units and any other class or series of units that our operating partnership may issue in the future, our interest in our operating partnership entitles us to share in cash distributions from, and allocations of profits and losses of, our operating partnership in proportion to our percentage ownership of common units. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully below in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” Our board of directors manages the business and affairs of our company by directing the business and affairs of our operating partnership.

Beginning on or after August 29, 2011, limited partners of our operating partnership and certain qualifying assignees of limited partners will have the right to require our operating partnership to redeem part or all of their outstanding common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” Beginning on or after June 29, 2013, the limited partners of our operating partnership holding series A preferred units and certain qualifying assignees of such limited partners will also have the right to either (i) convert up to approximately $12.5 million in aggregate liquidation preference of their outstanding series A preferred units into common units with an equivalent value (valuing each common unit to be received at the fair market value of a share of our common stock at the time of conversion), or (ii) require our operating partnership to redeem such series A preferred units or, at our option, exchange them for registered shares of our common stock with a value equal to the redemption price (valuing each share of common stock to be received at the fair market value of such share at the time of redemption), subject to the applicable restrictions on ownership and transfer of our stock set forth in our charter. With each redemption of common units or series A preferred units, we will increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Our Services Company

As part of our formation transactions, we formed Hudson Pacific Services, Inc., or our services company, a Maryland corporation that is wholly owned by our operating partnership. We have elected, together with our services company, to treat our services company as a taxable REIT subsidiary for federal income tax purposes, and we may form additional taxable REIT subsidiaries in the future. Our services company generally may provide both customary and non-customary services to our tenants and engage in other activities that we may not engage in directly without adversely affecting our qualification as a REIT. Our services company and its wholly owned subsidiaries provide a number of services to certain tenants at our media and entertainment properties and, from time to time, one or more taxable REIT subsidiaries may provide services to our tenants at these and other properties. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” In addition, our operating partnership has contributed some or all of its interests in certain wholly owned subsidiaries or their assets to our services company. We currently lease space to wholly owned subsidiaries of our services company at our media and entertainment properties and may, from time to time, enter into additional leases with one or more taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “Federal Income Tax Considerations—Taxation of Our Company—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable), as a regular C corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

The following diagram depicts our ownership structure and the ownership structure of our operating partnership upon completion of this offering and the concurrent private placement.

(1)	Represents $87.5 million aggregate liquidation preference on our outstanding 8.375% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share.
(2)	Reflects shares of our common stock acquired by the Farallon Funds in the 2010 private placement, the formation transactions and the concurrent private placement.
(3)	Reflects shares of our common stock acquired by Victor J. Coleman in the 2010 private placement and shares of restricted stock granted to Victor J. Coleman, other members of management and directors.
(4)	Reflects an aggregate of approximately $12.5 million in liquidation preference of series A preferred units, which were issued in connection with our initial public offering and formation transactions that may be converted into common units commencing June 29, 2013.
(5)	On February 24, 2011, we exercised our call right to purchase the remaining 49% interest at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011, subject to the completion of various closing conditions. We cannot assure you that the acquisition will be consummated on the anticipated schedule or at all.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF HUDSON PACIFIC PROPERTIES, L.P.

We have summarized the material terms and provisions of the Second Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “general partner” refer to Hudson Pacific Properties, Inc. in our capacity as the general partner of our operating partnership.

General

All of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, either directly or through subsidiaries. We are the general partner of the operating partnership and, following the completion of this offering and the concurrent private placement, we will own 92.5% of the outstanding common units in the operating partnership.

Certain persons who contributed interests in properties and/or other assets pursuant to the formation transactions received common units or series A preferred units in our operating partnership. Holders of common units in the operating partnership are generally entitled to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to their respective percentage interests of common units in the operating partnership if and to the extent authorized by us and subject to the preferential rights of holders of outstanding preferred units, including series A preferred units and series B preferred units. Series A preferred units rank senior to any other partnership interest and holders of series A units are entitled to receive preferential cash distributions, a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership (but only to the extent consistent with a liquidation in accordance with positive capital account balances), as well as certain conversion and redemption rights as described below in “—Material Terms of Our Series A Preferred Units.” Series B preferred units rank junior to the series A preferred units and senior to the common units of our operating partnership and, subject to the rights of holders of series A preferred units, holders of series B preferred units are entitled to receive preferential cash distributions and a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership that are substantially similar to those of the series B preferred stock (but, in the case of distributions upon the liquidation, dissolution or winding up of the affairs of the operating partnership, only to the extent consistent with a liquidation in accordance with positive capital account balances). Series B preferred units are also subject to redemption by the operating partnership in connection with our reacquisition of shares of series B preferred stock. See “Description of Stock—Preferred Stock—8.375% Series B Preferred Stock” The units in the operating partnership are not listed on any exchange or quoted on any national market system.

Provisions in the partnership agreement could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of the operating partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on units, including our common units;

•

our ability, as general partner, in some cases, to amend the partnership agreement and to cause the partnership to issue preferred units with terms that we, in our capacity as the general partner of our operating partnership, may determine, without the consent of the limited partners;

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances; and

•

restrictions on debt levels and equity requirements pursuant to the terms of our series A preferred units, as well as required distributions to holders of series A preferred units of our operating partnership, following certain changes of control of us.

Purposes, Business and Management

The purpose of the operating partnership includes the conduct of any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act. The operating partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity. However, the operating partnership may not, without our consent, take, or refrain from taking, any action that, in our judgment, in our sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code; or

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us, our securities or the operating partnership.

In general, our board of directors manages the business and affairs of the operating partnership by directing our business and affairs, in our capacity as the general partner of the operating partnership.

Except as otherwise expressly provided in the partnership agreement, all management powers over the business and affairs of the operating partnership are exclusively vested in us, in our capacity as the general partner of the operating partnership. No limited partner or any other person to whom one or more partnership units has been transferred may, in its capacity as a limited partner or assignee, participate in or exercise control or management power over the business and affairs of the operating partnership. The general partner may not be removed by the partners with or without cause, except with the general partner’s consent. In addition to the powers granted to the general partner under applicable law or that are granted to the general partner under any other provision of the partnership agreement, the general partner, subject to the other provisions of the partnership agreement (including the restrictions on the general partner’s authority described below), has the full and exclusive power and authority to do all things deemed necessary or desirable by the general partner to conduct the business of the operating partnership, to exercise or direct the exercise of all powers of the operating partnership and to effectuate the purposes of the operating partnership. The operating partnership may incur debt or enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, upon such terms as the general partner determines to be appropriate. Except in connection with certain transactions involving the general partner discussed in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner” and “—Material Terms of Series A Preferred Units—Voting and Consent Rights,” the general partner may authorize the operating partnership to dispose of any, all or substantially all of the assets (including the goodwill) of the operating partnership or merge, consolidate, reorganize or otherwise combine with or into another entity. With limited exceptions, the general partner is authorized to execute, deliver and perform agreements and transactions on behalf of the operating partnership without any further act, approval or vote of the limited partners.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of the partnership agreement. The general partner may not, without the prior consent of a majority in interest of the partners (including us), undertake any actions on behalf of the operating partnership, or enter into any transaction, that would have the effect of amending, modifying or terminating the partnership agreement, except as provided in the partnership agreement. For a description of the provisions of the partnership agreement permitting the general partner to amend the partnership agreement without the consent of the limited partners see “—Amendment of the Partnership Agreement—Amendment by the General Partner without the Consent of the Limited Partners.” The general partner may not, without the prior consent of a majority in interest of the limited partners holding common units (excluding us and any limited partner a majority of whose equity is owned, directly or indirectly, by us), transfer all or any portion of its interest in the operating partnership, withdraw as the general partner of the operating partnership or admit into the operating partnership any successor general partners, subject to the exceptions discussed in “—Transfers and Withdrawals—Restrictions on Transfers by General Partner.”

In addition, the general partner may not amend the partnership agreement or take any action on behalf of the operating partnership, without the prior consent of each partner adversely affected by such amendment or action, if such amendment or action would:

•	convert a limited partner into a general partner;

•	modify the limited liability of a limited partner;

•

alter the rights of any limited partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except in connection with the creation and issuance of any class or series of units, to the extent permitted by the partnership agreement;

•	alter or modify the redemption rights or conversion rights of limited partners and certain qualifying assignees or the related definitions;

•	alter the restrictions on the general partner’s ability to transfer all or any portion of its interest in the operating partnership or voluntarily withdraw as the general partner;

•

enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts, or has the effect of prohibiting or restricting, the general partner or the operating partnership from performing its obligations in connection with the redemption of units or any limited partner from exercising its redemption or conversion rights under the partnership agreement;

•	remove, alter or amend certain provisions of the partnership agreement related to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Code Sections 857 or 4981;

•	reduce any limited partners’ rights to indemnification;

•	create any liability of the limited partners not already provided in the partnership agreement; or

•	amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above.

Additional Limited Partners

Subject to the rights of limited partners holding series A preferred units, the general partner may cause the operating partnership to issue additional units from time to time, on terms and conditions and for such capital contributions as may be established by the general partner in its sole and absolute discretion. The net capital contribution need not be equal for all limited partners. No person may be admitted as an additional limited partner without the general partner’s consent, which consent may be given or withheld in its sole and absolute discretion.

No action or consent by the limited partners is required in connection with the admission of any additional limited partner. The general partner is expressly authorized to cause the operating partnership to issue additional units:

•	upon the conversion, redemption or exchange of any debt, units or other securities issued by the operating partnership;

•	for less than fair market value, so long as the general partner concludes in good faith that such issuance is in the best interests of the general partner and the operating partnership; and

•	in connection with any merger of any other entity into the operating partnership.

Subject to the rights of the limited partners holding series A preferred units, any additional units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as the general partner shall determine, in its sole and absolute discretion without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the general partner has authority to specify:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of units;

•	the right of each such class or series of units to share in distributions;

•	the rights of each such class or series of units upon dissolution and liquidation of the operating partnership;

•	the voting rights, if any, of each such class or series of units; and

•	the conversion, redemption or exchange rights applicable to each such class or series of units.

In connection with this offering and the concurrent private placement, our operating partnership will issue to us an equivalent number of common units.

Ability to Engage in Other Businesses; Conflicts of Interest

We may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business of the operating partnership, our operation as a reporting company with a class or classes of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests related to the partnership or its assets or activities or our activities in our capacity as general partner, financing or refinancing of any type related to the operating partnership or its assets or activities, and such activities as are incidental to those activities discussed above. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through the operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in the operating partnership.

Distributions

We are required to cause the operating partnership to distribute quarterly, or on a more or less frequent basis as we may determine, all, or such portion as we may in our sole and absolute discretion determine, of the available cash (as such term is defined in the partnership agreement) generated by the operating partnership during such quarter to us and the limited partners:

•

first, with respect to the series A preferred units and any other units that are entitled to any preference in distribution, in accordance with the rights of such class or classes of units, and, within such class or classes, among the holders of such units, pro rata in proportion to their respective percentage interests;

•

second, with respect to the series B preferred units and any other units ranking on parity with the series B preferred units as to distributions, in accordance with the rights of holders of such units, as applicable, and, within such class, among the holders of such units, pro rata in proportion to their respective percentage interests; and

•

third, with respect to any units that are not entitled to any preference in distribution, including common units, in accordance with the rights of holders of such units, as applicable, and, within such class, among the holders of such units, pro rata in proportion to their respective percentage interests.

Distributions payable with respect to any units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than units issued to us in connection with the issuance of shares of our common or preferred stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations

Net income or net loss of our operating partnership will generally be allocated to us, as the general partner, and to the limited partners in accordance with the partners’ respective interests in the operating partnership. Allocations of net income will be made, first, to holders of series A preferred units to the extent of the accrued preferred return on such units and then to us to the extent of the accrued preferred return on our series B preferred units. Any remaining net income will be allocated to holders of common units. Allocations to holders of common units will generally be made proportionately to all such holders in respect of such units. However, in some cases gain or loss may be disproportionately allocated to partners who have contributed appreciated property or guaranteed debt of our operating partnership. The allocations described above are subject to special rules relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury Regulations. See “Federal Income Tax Considerations—Taxation of Our Company—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

Reimbursement of Expenses; Transactions with Our Affiliates and Us

We are not entitled to receive any compensation for our services as the general partner of our operating partnership. Through our interest in our operating partnership, we have the same right to distributions as other holders of common units. In addition, the operating partnership is required to reimburse us for all amounts expended by us in connection with the operating partnership’s business, including expenses relating to the ownership of interests in and management and operation of, or for the benefit of, the operating partnership, compensation of our officers and employees and officers and employees of the operating partnership, including payments under future compensation plans that may provide for stock units, or phantom stock, pursuant to which our employees or employees of the operating partnership will receive payments based upon dividends on or the value of our common stock, director or manager fees and expenses and all costs and expenses that we incur in connection with our being a public company, including costs of filings with the SEC, reports and other distributions to our stockholders. The operating partnership is required to reimburse us for all expenses incurred by us relating to any offering of stock, including any underwriting discounts or commissions in such case based on the percentage of the net proceeds from such issuance contributed to or otherwise made available to the operating partnership. Any reimbursement will be reduced by the amount of any interest that we earn on funds we hold on behalf of the operating partnership.

Except as expressly permitted by the partnership agreement, we and our affiliates may not engage in any transactions with the operating partnership except on terms we determine in good faith to be fair and reasonable.

Our Liability and that of the Limited Partners

We, as general partner of the operating partnership, are ultimately liable for all general recourse obligations of the operating partnership to the extent not paid by the operating partnership. We are not liable for the nonrecourse obligations of the operating partnership.

Except as may be provided in the terms of any class or series of units, the limited partners are not required to make additional contributions to the operating partnership. Assuming that a limited partner does not take part in the control of the business of the operating partnership, the liability of the limited partner for obligations of the operating partnership under the partnership agreement and the Maryland Revised Uniform Limited Partnership Act is generally limited to the loss of the limited partner’s investment in the operating partnership represented by such limited partner’s units.

Exculpation and Indemnification

The partnership agreement generally provides that we, as general partner, and any of our respective directors or officers will incur no liability to the operating partnership, or any limited partner or assignee, for losses sustained or liabilities incurred or benefits not derived as a result of errors in judgment, mistakes of fact or law or any acts or omissions if we or such officer or director acted in good faith. The partnership agreement also provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. In addition, we, as general partner, are not responsible to the partnership for any misconduct or negligence on the part of our employees or agents, provided we appointed such employees or agents in good faith. We, as general partner, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action we take or omit to take in reliance upon the opinion of such persons, as to matters which we, as general partner, reasonably believe to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The partnership agreement also provides for the indemnification of us, as general partner, and our directors, officers and employees, officers and employees of the operating partnership and such other persons as we, as general partner, may from time to time designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings that relate to the operations of the operating partnership, provided that such person will not be indemnified for (i) any act or omission of such person that was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of any criminal proceeding, any act or omission that such person had reason to believe was unlawful, or (iii) any transaction for which such person actually received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement. The operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification (other than an action to enforce such person’s right to indemnification under the partnership agreement) without our approval or if the person is found to be liable to the operating partnership on any portion of any claim in the action.

The partnership agreement also provides for the indemnification of each of the limited partners of our operating partnership, their affiliates and each of their respective directors, officers, stockholders and any other individual acting on its or their behalf, from and against any costs incurred by such person resulting from any litigation or other proceeding in which any limited partner is named as a defendant or any claim threatened or asserted against any limited partner that relates to the operations of the operating partnership or any obligation assumed by the operating partnership, unless such costs are the result of intentional harm or gross negligence on the part of, or a breach of partnership agreement by, such limited partner.

Sales of Partnership Assets; Mergers; Consolidations

Under the partnership agreement, the general partner generally has the authority to cause the operating partnership to sell all or substantially all of the assets of the operating partnership or to merge, consolidate or otherwise combine its assets with another entity, without the consent or approval of any limited partner, subject to certain limitations described below. However, in connection with the acquisition of properties from persons to whom the general partner issued units as part of the purchase price, in order to preserve such persons’ tax deferral, the general partner may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

Redemption Rights of Limited Partners

After fourteen months of becoming a holder of common units, each limited partner and some assignees have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the common units held by such party in exchange for a cash amount per common unit equal to the value of one share of our common stock, as determined in accordance with, and subject to adjustment as provided in, the partnership agreement. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such common units in exchange for common stock.

On or before the close of business on the fifth business day after a limited partner gives us a notice of redemption with respect to common units, we may, in our sole and absolute discretion but subject to the restrictions on ownership and transfer of our stock discussed in “Description of Stock—Restrictions on Ownership and Transfer,” acquire some or all of the tendered common units from the tendering party in exchange for shares of common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The partnership agreement does not obligate us to register, qualify or list any common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, or with any stock exchange. Common stock issued in exchange for common units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws as we in good faith determine to be necessary or advisable in order to ensure compliance with securities laws.

Our operating partnership is required to redeem series B preferred units from us in connection with any redemption by us of shares of series B preferred stock. See “Description of Stock—Preferred Stock—8.375% Series B Preferred Stock.”

The partnership agreement also provides redemption rights with respect to our series A preferred units as described below in “—Material Terms of Our Series A Preferred Units.”

Transfers and Withdrawals

The partnership agreement restricts the transferability of units. Any transfer or purported transfer of a unit not made in accordance with the partnership agreement will be void.

Restrictions on Transfer by Limited Partners

Until the expiration of 14 months from the date on which a limited partner first acquired units, such limited partner generally may not, without our consent, directly or indirectly transfer all or any portion of its units to any transferee, except for certain permitted transfers to certain affiliates, family members and charities, transfers by a person who was a limited partner upon the completion of our initial public offering to its shareholders, members, partners or beneficiaries and certain pledges of units to lending institutions in connection with bona fide loans.

After the expiration of 14 months from the date on which a limited partner first acquired units, in addition to the permitted transfers described above, such limited partner has the right to transfer all or any portion of its units to any person that is an “accredited investor,” subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal. For purposes of this transfer restriction, “accredited investor” has the meaning set forth in Rule 501 promulgated under the Securities Act. It is a condition to any transfer that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner under the partnership agreement with respect to such units, and no such transfer will relieve the transferor limited partner of its obligations under the partnership agreement without our approval, in our sole and absolute discretion. This transfer restriction does not apply to a statutory merger or consolidation pursuant to which all obligations and liabilities of the limited partner are assumed by a successor corporation by operation of law.

In connection with any transfer of units other than a permitted transfer, we will have the right to require an opinion of counsel reasonably satisfactory to us to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any federal or state securities laws or regulations applicable to the operating partnership or the partnership interests or units transferred.

No transfer by a limited partner of its units, including in connection with any redemption or any acquisition of partnership interests or units by us or by the operating partnership, may be made to any person without our consent if:

•	it could result in the operating partnership being treated as an association taxable as a corporation for federal income tax purposes;

•	it could result in a termination of the partnership under Code Section 708;

•

it could be treated as effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Code Section 7704 and the Treasury Regulations promulgated thereunder; or

•

it could result in the operating partnership being unable to qualify for one or more of the “safe harbors” set forth in Treasury Regulations Section 1.7704-1 (or such other guidance subsequently published by the IRS setting forth safe harbors under which interests will not be treated as “readily tradable on a secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code).

In addition, except in the case of permitted transfers, we have a right of first refusal with respect to any proposed transfers by other limited partners, exercisable within ten business days of notice of the transfer and a description of the proposed consideration to be paid for the operating partnership units.

Admission of Substituted Limited Partners

No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with our consent, which consent may be given or withheld in our sole and absolute discretion. If we in our sole and absolute discretion, do not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the partnership agreement and the Maryland Revised Uniform Limited Partnership Act, including the right to receive distributions from the operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of the operating partnership attributable to the units assigned to such transferee and the rights to transfer and redemption of the units provided in the partnership agreement, but will not be deemed to be a limited partner for any other purpose under the partnership agreement or the Maryland Revised Uniform Limited Partnership Act, and will not be entitled to effect a consent or vote with respect to such units on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Maryland Revised Uniform Limited Partnership Act, will fully remain with the transferor limited partner.

Restrictions on Transfers by General Partner

We, as general partner, may not transfer any of our units or other partnership interest, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, unless:

•

we transfer our units in a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of the our stock described below in “—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner” or we receive the prior consent of a majority in interest of the limited partners holding common units (excluding us and any limited partner whose equity is owned, directly or indirectly, by us);

•	the transferee is admitted as a general partner pursuant to the terms of the partnership agreement;

•

the transferee assumes, by operation of law or express agreement, all of the obligations of the general partner under the partnership agreement with respect to such transferred partnership interest; and

•

the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of the partnership agreement with respect to the partnership interest so acquired and the admission of such transferee as the general partner.

Restrictions on Transfers by Any Partner

Units and other partnership interests may be transferred only on the first day of a fiscal quarter unless we otherwise agree. No partner may transfer any units, including in connection with any redemption or acquisition of partnership interests or units by us or by the operating partnership, if:

•	the proposed transferee lacks the legal right, power or capacity to own the interest or units to be transferred;

•	the proposed transfer would violate applicable law;

•

the proposed transfer is of any component portion of a partnership interest, such as a partner’s capital account or rights to distributions, separate and apart from all other components of the partner’s interest in the partnership, unless we consent, which we may give or withhold in our sole and absolute discretion;

•

the proposed transfer could cause us or any of our affiliates to fail to comply with the requirements under the Code for qualifying as a REIT or “qualified REIT subsidiary” (within the meaning of Code Section 856(i)(2));

•

the proposed transfer could, based on the advice of counsel to us or the operating partnership, cause a termination of the operating partnership for federal or state income tax purposes (other than as a result of the redemption (or acquisition by us) of all units held by all limited partners or with our consent, which we may give or withhold in our sole and absolute discretion);

•

the proposed transfer could, based on the advice of legal counsel to the operating partnership, cause the operating partnership to cease to be classified as a partnership for federal income tax purposes (other than as a result of the redemption (or acquisition by us) of all units held by all limited partners);

•

the proposed transfer would cause the operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, a “party-in-interest” (as defined in ERISA Section 3(14)) or a “disqualified person” (as defined in Code Section 4975(c));

•

the proposed transfer could, based on the advice of counsel to us or the operating partnership, cause any portion of the assets of the operating partnership to constitute assets of any employee benefit plan pursuant to United States Department of Labor Regulations Section 2510.3-101;

•	the proposed transfer requires the registration of such partnership interest or units under any applicable Federal or state securities laws;

•

the proposed transfer (1) could be treated as effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder, (2) could cause the operating partnership to become a “publicly traded partnership,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code, (3) could cause the operating partnership to have more than 100 partners or cause the partnership interest initially issued to such partner to be held by more than three partners, including, for these purposes, certain persons indirectly owning an interest in the operating partnership through an entity treated as a partnership or S corporation or disregarded entity for federal income tax purposes, or (4) could cause the operating partnership to fail one or more of the “safe harbors” set forth in Treasury Regulations Section 1.7704-1, except, in any case, with our consent, which we may give or withhold in our sole and absolute discretion;

•	the proposed transfer would cause the operating partnership (as opposed to us) to become a reporting company under the Exchange Act; or

•	the proposed transfer would subject the operating partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Withdrawal of Partners

We may not voluntarily withdraw as a general partner of the operating partnership without the consent of a majority in interest of the limited partners holding common units (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in the operating partnership and the admission of our successor as a general partner of the operating partnership. A limited partner of the operating partnership may withdraw from the operating partnership only as a result of a transfer of the limited partner’s entire interest in the operating partnership units in accordance with the partnership agreement and the admission of the limited partner’s successor as a limited partner of the operating partnership or as a result of the redemption or acquisition by us of the limited partner’s entire interest in the operating partnership.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the General Partner

We may not merge, consolidate or otherwise combine our assets with another entity, or sell all or substantially all of our assets not in the ordinary course of our business, or reclassify, recapitalize or change the terms of our outstanding common equity interests (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our stockholders), unless:

•

such event has been approved by the consent of a majority in interest of the partners, including us, and all limited partners holding common units will receive, or will have the right to elect to receive, for each common unit, consideration that is equivalent to the greatest amount of cash, securities or other property received by a holder of one share of our common stock; and, if such event occurs in connection with a purchase, tender or exchange offer, each holder of common units has the right to receive, or elect to receive, the greatest amount of cash, securities or other property that such holder of units would have received had it exercised its right to redemption pursuant to the partnership agreement and received shares of our common stock in exchange for its units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership are to be owned by a surviving entity in which our limited partners holding common units will hold a percentage interest based on the relative fair market value of the net assets of the operating partnership and the other net assets of such entity, which interest will be on terms that are at least as favorable as the terms of the common units and will include a right to redeem interests in such entity for the consideration described in the preceding bullet, cash on similar terms as those with respect to the common units or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

Amendment of the Partnership Agreement

Amendments to the partnership agreement may be proposed only by the general partner or by limited partners holding 25% or more of the partnership interests held by limited partners. Following such proposal, the general partner must submit to the partners entitled to vote thereon any proposed amendment that, pursuant to the terms of the partnership agreement, requires the consent, approval or vote of such partners. The general partner may seek the written consent of the partners entitled to vote on the proposed amendment or call a meeting of the partners to vote on the proposed amendment and to transact any other business that it may deem appropriate. If the general partner seeks the written consent of the partners entitled to vote on a proposed amendment, the general partner may require a response within a reasonable specified time, but not less than fifteen days, and failure to respond in such time period shall constitute a partner’s consent consistent with the general partner’s recommendation, if any, with respect to the proposed amendment.

Amendment by the General Partner without the Consent of the Limited Partners

The general partner has the power, without the consent of the limited partners, to amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

•	to add to its obligations as general partner or surrender any right or power granted to it or any of its affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest or the termination of the operating partnership in accordance with the partnership agreement;

•

to reflect a change that is of an inconsequential nature or does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•

subject to certain rights of limited partners holding series A preferred units, to set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership interests issued pursuant to the partnership agreement;

•	to reflect the termination of the series A preferred units if and from the time that all of the series A preferred units shall no longer be, or be deemed to be, outstanding for any purpose;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law;

•

to reflect such changes as are reasonably necessary for the general partner to maintain its status as a REIT or to reflect the transfer of all or any part of a partnership interest among the general partner and any entity treated as a disregarded entity with respect to the general partner for federal income tax purposes;

•

to modify the manner in which items of net income or net loss are allocated or the manner in which capital accounts are adjusted, computed, or maintained (but in each case only to the extent provided by the partnership agreement); and

•	to reflect the issuance of additional partnership interests permitted under the partnership agreement.

Amendment With the Consent of the Limited Partners

Except as discussed above and under “—Material Terms of Our Series A Preferred Units—Voting and Consent Rights,” the general partner may amend the partnership agreement only with the consent of the partners, including the general partner.

Procedures for Actions and Consents of Partners

Meetings of the partners may be called by the general partner at any time in its own discretion, and must be called by the general partner upon the written request of limited partners holding 25% or more of the partnership interests held by limited partners. Notice of any such meeting must be given to all partners entitled to act at the meeting not less than seven days nor more than 60 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by the general partner or such other person as it may appoint pursuant to such rules for the conduct of the meeting as it or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent is signed by partners holding a majority in interest of the outstanding partnership interests, including the general partner (or such other percentage as is expressly required by the partnership agreement for the action in question). The series B preferred units do not carry any voting rights, and our ownership of series B preferred units does not increase our voting power on any matter that requires approval by partners holding a majority (or other percentage) in interest of the outstanding partnership interests.

Dissolution

The operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•

the removal of the last remaining general partner in accordance with the partnership agreement, the withdrawal of the last remaining general partner in violation of the partnership agreement, the death, adjudication of incompetency, dissolution or other termination of the legal existence of the last remaining general partner or the occurrence of certain events relating to the bankruptcy or insolvency of the last remaining general partner unless, within ninety days after the withdrawal, a majority in interest of the limited partners remaining agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of the date of such withdrawal, of a successor general partner;

•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of the partners;

•	the entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Maryland Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership not in the ordinary course of its business or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership not in the ordinary course of its business; or

•	the redemption, or acquisition by us or the partnership, of all partnership interests other than partnership interests held by us.

Upon dissolution of the operating partnership, or, in the event that there is no remaining general partner, a liquidator will proceed to liquidate the assets of the operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement.

Tax Matters

Pursuant to the partnership agreement, we, as the general partner, are the tax matters partner of our operating partnership, and in such capacity, have the authority to handle tax audits on behalf of the operating partnership. In addition, as the general partner, we have the authority to arrange for the preparation and filing of the operating partnership’s tax returns and to make tax elections under the Code on behalf of the operating partnership.

Material Terms of Our Series A Preferred Units

The following is a discussion of certain of the rights, privileges and preferences of the series A preferred units.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership, holders of series A preferred units will be entitled to receive and be paid in cash an amount equal to $25.00 per preferred unit plus any accrued and unpaid distributions before any distribution or payment may be made with respect to any other series or class of partnership interest ranking junior to the series A preferred units (but only to the extent consistent with a liquidation in accordance with positive capital account balances).

Distributions

Holders of series A preferred units are entitled to receive, when, as and if declared by the operating partnership, out of available cash, cumulative preferential cash distributions in an amount equal to 6.25% per annum of the $25.00 liquidation preference per unit from the date of issuance of such unit, payable quarterly in arrears on or before the last calendar day of March, June, September and December of each year, commencing on the first of such dates to occur after the completion of our initial public offering. Distributions that are due but unpaid will accumulate and compound quarterly. If any such preferential distribution payments for any past quarterly period are in arrears, no distributions may be authorized or paid on any other series or class of partnership interest ranking junior to the series A preferred units, nor shall any other series or class of partnership interests ranking junior to the series A preferred units be redeemed, purchased or acquired by the operating partnership or us, except for:

•

a redemption of common units from us in connection with a redemption or repurchase by us of common stock for cash pursuant to the restrictions on ownership and transfer of our stock described in “Description of Stock—Restrictions on Ownership and Transfer” or a redemption of preferred units from us in connection with a redemption or repurchase by us of outstanding preferred stock for cash;

•	the acquisition by us of common units tendered for redemption with shares of our common stock; or

•	the conversion into or exchange for shares of our common stock or units ranking junior to the series A preferred units with no cash distributed.

Redemption Rights

Beginning on June 29, 2013, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of their series A preferred units in exchange for a cash redemption price equal to $25.00 per unit plus any accrued distributions that have not been paid on or prior to the redemption date. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such preferred units in exchange for shares of our common stock that are issued under an effective registration statement under the Securities Act.

Any notice of redemption must be delivered at least 30 business days prior to the last day of the calendar quarter in which the redemption right is being exercised. On or before the close of business on the tenth business day after such a notice of redemption is received, we may, in our sole and absolute discretion but subject to the restrictions on ownership and transfer of our stock discussed in “Description of Stock—Restrictions on Ownership and Transfer,” acquire some or all of the tendered series A preferred units in exchange for a number of registered shares of our common stock per unit with a value equal to the redemption price per unit, such value to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption.

Conversion Rights

Beginning on June 29, 2013, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to convert all or any portion of its series A preferred units into a number of common units with a value equal to the aggregate redemption price of the series A preferred units tendered for conversion, the value of such common units to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption. Any such conversion of series A preferred units will be deemed to have been made at the close of business on the date that we, as general partner, receive notice of conversion.

In the event of a recapitalization, reclassification or change of outstanding common units (other than a subdivision or combination of outstanding common units), a merger, sale or other business combination of our operating partnership, a sale, conveyance or lease to another or entity of all or substantially all of the operating partnership’s property and assets (other than to one or more of our subsidiaries) or an exchange of substantially all of the outstanding common units for securities of another entity, in each case in which holders of common units are entitled to receive securities, other property or assets with respect to or in exchange for their common units, qualifying holders of series A preferred units will thereafter be entitled to convert their series A preferred units into the kind and amount of securities or other consideration that such holder would have owned or been entitled to receive upon such a business combination if such holder had converted its series A preferred units into common units immediately before the business combination.

Voting and Consent Rights

Generally, the series A preferred units are entitled to limited voting rights and in most cases vote on an as-converted basis with the holders of common units on any matter on which all limited partners are entitled to vote. However, so long as any series A preferred units remain outstanding, the consent of the limited partners holding a majority in interest of series A preferred units other than any limited partner 50% or more of whose equity is owned, directly or indirectly, by us will be required to:

•

authorize, designate or issue any class or series of partnership interests ranking pari passu with or senior to the series A preferred units with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the operating partnership;

•	increase the authorized or issued amount of series A preferred units; or

•

amend, alter or repeal the terms of the series A preferred units, whether by merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets or otherwise, so as to materially and adversely affect any right, preference or privilege of the series A preferred units, except that, so long as the series A preferred units remain outstanding following any such merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets with the terms thereof materially unchanged, taking into account that, upon the occurrence of such an event, the operating partnership may not be the surviving entity and the surviving entity may not be a limited partnership, the occurrence of such an event will not be deemed to materially and adversely affect the rights, preferences or privileges of the series A preferred units and, in such case, no consent of limited partners holding series A preferred units would be required.

•

except as discussed below under “—General Partner Fundamental Change,” effect a “fundamental change,” which is generally defined as a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets not in the ordinary course of our business, a reclassification, recapitalization or change in the terms of our outstanding common equity interests (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our stockholders), as a result of which our stock ceases to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock.

General Partner Fundamental Change

Without the approval of limited partners holding a majority in interest of the series A preferred units, we may not engage in a “fundamental change,” unless upon consummation of such a fundamental change transaction the partnership agreement or other organizational documents of any successor to the operating partnership will contain certain provisions requiring our operating partnership or such successor to:

•	make minimum tax distributions to holders of our series A preferred units;

•	continue to own an aggregate of at least 33% of the equity in our operating partnership through the ownership of equity interests which are subordinate to our series A preferred units; and

•

refrain from incurring additional indebtedness if its ratio of total indebtedness to gross asset value exceeds 50%, or allow this leverage ratio to exceed 60%, so long as series A preferred units remain outstanding.

In connection with any fundamental change transaction, the operating partnership has the right to redeem all or any portion of the then outstanding series A preferred units for cash per unit equal to the redemption price.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock into which units are exchangeable for (i) each person who is the beneficial owner of 5% or more of our outstanding common stock as of the time immediately following this offering and the concurrent private placement, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of April 25, 2011 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Hudson Pacific Properties, Inc., 11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025.

Name of Beneficial Owner	Number of Shares and Common Units Beneficially Owned	Percentage of All Shares(1)	Percentage of All Shares and Common Units(2)
Farallon Partners, L.L.C.(3)	8,924,031	36.8%	35.6%
Cohen & Steers, Inc.(4)	2,394,699	10.7%	9.6%
Morgan Stanley(5)	1,522,530	6.8%	6.1%
Victor J. Coleman	738,234	3.2%	2.9%
Howard S. Stern(6)	313,782	1.4%	1.3%
Christopher Barton	34,303	*	*
Mark T. Lammas	40,965	*	*
Dale Shimoda	34,303	*	*
Theodore R. Antenucci	7,535	*	*
Richard B. Fried(7)	8,924,031	36.8%	35.6%
Jonathan M. Glaser(8)	35,059	*	*
Mark D. Linehan(9)	10,035	*	*
Robert M. Moran, Jr.	7,535	*	*
Barry A. Porter(10)	16,059	*	*
All directors and executive officers as a group (15 persons)	10,191,914	41.0%	40.7%

*	Represents less than 1.0%.
(1)	Based on 22,453,569 shares of common stock outstanding as of April 25, 2011. In addition, amounts for individuals assume that all common units held by the person are exchanged for shares of our common stock, and amounts for all directors and executive officers as a group assume all common units held by them are exchanged for shares of our common stock in each case, regardless of when such common units are exchangeable. The total number of shares of our common stock outstanding used in calculating this percentage assumes that none of the common units held by other persons are exchanged for shares of our common stock.

(2)	Based on 22,453,569 shares of common stock outstanding as of April 25, 2011, and 2,610,941 outstanding common units held by limited partners as of April 25, 2011, which units may be redeemed for cash or, at our option, exchanged for shares of our common stock as described in “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” Does not include shares of our common stock that may be issued upon exchange of our series A preferred units issued in the formation transactions or upon exchange of common units into which such series A preferred units may be converted.
(3)	Includes shares of common stock and common units held by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. (collectively, the “Farallon Funds”) and shares of restricted stock held individually by Richard B. Fried. Farallon Partners, L.L.C., a Delaware limited liability company, is the general partner of each of the Farallon Funds and may be deemed to beneficially own the shares and common units owned by each such partnership. As managing members with the power to exercise investment discretion of Farallon Partners, L.L.C., each of Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly may be deemed to beneficially own the shares and common units owned by each of the Farallon Funds. Farallon Partners, L.L.C. and each of its foregoing managing members disclaim any beneficial ownership of such shares and common units. All of the above-mentioned entities and persons disclaim group attribution. Farallon Capital Partners, L.P. and Farallon Capital Institutional Partners, L.P. are California limited partnerships, and Farallon Capital Institutional Partners III, L.P. is a Delaware limited partnership. The address for all of the above-mentioned entities and persons is One Maritime Plaza, Suite 2100, San Francisco, CA 94111. The information in this footnote is based solely upon information provided by Farallon. Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. have entered into an agreement to purchase 3,125,000 shares in the concurrent private placement, which are not reflected in the total for Farallon Partners, L.L.C. as of April 25, 2011.
(4)

Cohen & Steers, Inc., a Delaware corporation, holds a 100% interest in Cohen & Steers Capital Management, Inc., a New York corporation. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers Europe S.A., a Belgium limited company. Cohen & Steers, Inc. may be deemed to beneficially own the shares owned by Cohen & Steers Capital Management, Inc. and Cohen & Steers Europe S.A. The principal address for Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. is 280 Park Avenue, 10th Floor, New York, NY 10017. The principal address for Cohen & Steers Europe S.A. is Chausee de la Hulpe 116, 1170 Brussels, Belgium. The information in this footnote is based solely upon a Schedule 13G/A filed by Cohen & Steers, Inc. on February 14, 2011.

(5)	Morgan Stanley Investment Management Inc., a Delaware corporation, is wholly-owned by Morgan Stanley, a Delaware corporation. Morgan Stanley may be deemed to beneficially own the shares owned by Morgan Stanley Investment Management Inc. The principal address for Morgan Stanley is 1585 Broadway, New York, NY 10036. The principal address for Morgan Stanley Investment Management Inc. is 522 Fifth Avenue, New York NY 10036. The information in this footnote is based solely upon a Schedule 13G filed by Morgan Stanley Inc. on February 9, 2011.
(6)	Howard S. Stern has pledged 96,833 shares of our common stock and 195,254 common units as security for a personal loan.
(7)	Includes shares of common stock and common units held by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. (collectively, the “Farallon Funds”) and shares of restricted stock held individually by Richard B. Fried. Mr. Fried is a managing member with the power to exercise investment discretion of Farallon Partners, L.L.C. and may be deemed to have beneficial ownership of the shares of common stock and common units owned by each of the following entities of which Farallon Partners, L.L.C. is the general partner: Farallon Capital Partners, L.P.; Farallon Capital Institutional Partners, L.P.; and Farallon Capital Institutional Partners III, L.P. Mr. Fried disclaims beneficial ownership of all such shares and common units owned by such entities. The information in this footnote is based solely upon a Form 4 filed by Richard B. Fried on January 24, 2011.
(8)	Includes 25,000 shares of our common stock purchased in our initial public offering.
(9)	Includes 2,500 shares of our common stock purchased in our initial public offering.
(10)	Includes 6,000 shares of our common stock purchased in our initial public offering.

DESCRIPTION OF STOCK

The following description of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Maryland law and to our charter, including the articles supplementary setting forth the terms of our series B preferred stock, and our bylaws, as amended, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 490 million shares of common stock, $0.01 par value per share, or common stock, and 10 million shares of preferred stock, $0.01 par value per share, or preferred stock, of which 3,600,000 shares are classified and designated as shares of series B preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. Upon completion of this offering and the concurrent private placement, 32,328,569 shares of our common stock will be issued and outstanding and 3,500,000 shares of our series B preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights of the holders of series B preferred stock and any other class or series of stock, and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor and declared by us, and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock (including our series B preferred stock), the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of the votes cast.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for the approval of these matters by a majority of the votes entitled to be cast on the matter, except for the limited rights of holders of series B preferred stock described below under the heading “—Preferred Stock—8.375% Series B Preferred Stock” to approve certain amendments to our charter, and except that the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast is required to remove a director elected by holders of our common stock or to amend the removal provisions of our charter. Holders of outstanding shares of series B preferred stock, voting together as a single class with the holders of all outstanding shares of any other similarly-affected class or series of parity preferred stock upon which like voting rights have been conferred, have the exclusive right to vote on any amendment to our charter on which holders of series B preferred stock are entitled to vote and that would alter only the contract rights, as expressly set forth in our charter, of the series B preferred stock and such other class(es) and series of parity preferred stock, and the holders of any other class(es) or series of our stock, including our common stock, will not be entitled to vote on such an amendment. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our operating partnership or its wholly owned subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock into one or more classes or series of stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of stock that have priority over shares of our common stock with respect to dividends, distributions or rights upon liquidation or with other terms or conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests.

8.375% Series B Preferred Stock.

We currently have outstanding 3,500,000 shares of our 8.375% series B cumulative redeemable preferred stock, or series B preferred stock. Our series B preferred stock is listed on the NYSE under the symbol “HPP Pr B.” Dividends on outstanding shares of our series B preferred stock are cumulative from the date of original issue and are payable quarterly in arrears at the rate of 8.375% per annum of its $25.00 liquidation preference, or $2.09375 per annum per share.

If following a change of control of our company, either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the NYSE or quoted on the NASDAQ Stock Market, or NASDAQ (or listed or quoted on a successor exchange or quotation system), dividends on outstanding shares of our series B preferred stock will accrue and be cumulative from, and including, the first date on which both the change of control occurred and either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted, at the increased rate of 12.375% per annum per share of the liquidation preference of our series B preferred stock (equivalent to $3.09375 per annum per share), for as long as either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted.

Except in instances relating to preservation of our qualification as a REIT or in connection with a change of control of our company, our series B preferred stock is not redeemable prior to December 10, 2015. On and after December 10, 2015, we may redeem our series B preferred stock in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If at any time following a change of control either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system), we will have the option to redeem our series B preferred stock, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and our series B preferred stock is not so listed or quoted, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to, but not including, the redemption date. Our series B preferred stock has no maturity date and will remain outstanding indefinitely unless redeemed by us, and it is not subject to any sinking fund or mandatory redemption and is not convertible into or exchangeable for any property or any other securities.

Upon any liquidation, dissolution or winding up of our company, holders of our series B preferred stock will have the right to receive $25.00 per share, plus an amount per share equal to all accumulated and unpaid dividends (whether or not earned or declared) to, but not including, the date of payment, before any payments or distributions are made to holders of our common stock or other junior securities.

Holders of our series B preferred stock generally have no voting rights except that, if we are in arrears on dividends on our series B preferred stock for six or more quarterly periods (whether or not consecutive), the holders of series B preferred stock, voting together as a single class with the holders of all other classes and series of parity preferred stock upon which like voting rights have been conferred and are exercisable, will have the right to elect an additional two directors until all such dividends and dividends for the then current quarterly period on our series B preferred stock have been paid or declared and set aside for payment in full. In addition, the approval of two-thirds of the votes entitled to be cast by the holders of outstanding shares of series B preferred stock, voting together as a single class with holders of all other similarly-affected classes and series of parity preferred stock upon which like voting rights have been conferred, is required to authorize, create or increase the authorized number of shares of any class or series of our stock having rights senior to our series B preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up or to amend our charter, whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the series B preferred stock, unless in connection with any such amendment, alteration or repeal, our series B preferred stock remains outstanding without the terms thereof being materially and adversely affected or is converted into or exchanged for preferred equity interests in the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof that are substantially similar to those of our series B preferred stock (taking into account that we may not be the surviving entity).

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Subject to the rights of holders of series B preferred stock to approve the classification or issuance of shares of a class or series of our stock ranking senior to the series B preferred stock, the additional classes or series of stock, as well as the additional authorized shares of stock, will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account certain options to acquire shares of stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or of our series B preferred stock, excluding any shares of common stock or series B preferred stock, respectively, that are not treated as outstanding for federal income tax purposes, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock or series B preferred stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock or series B preferred stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our outstanding common stock or series B preferred stock, as applicable, and thereby violate the applicable ownership limit.

Our board of directors may, in its sole and absolute discretion, prospectively or retroactively, waive one or more of the ownership limits with respect to a particular person if, among other limitations, it:

•

determines that such waiver will not cause any individual (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) to own, actually or beneficially, more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock; and

•

determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors in its sole and absolute discretion in order to determine or ensure our status as a REIT or such representations and/or undertakings as are reasonably necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

In connection with our initial public offering, our board of directors granted to the Farallon excepted holders an exemption from the ownership limits, subject to various conditions and limitations. During the time that such waiver is effective, each Farallon excepted holder has been and will be subject to an increased ownership limit applicable to such holder, or the excepted holder limit. As a condition to granting such excepted holder limit, the Farallon excepted holders made certain representations and covenants to us, including representations that, to their best knowledge, as a result of their ownership of shares of our common stock, no other person (other than our operating partnership) actually, beneficially, or constructively owns shares of our common stock in excess of the ownership limit and that, as of June 23, 2010, they did not actually or constructively own, or reasonably anticipate so owning, in excess of 9.9% of the outstanding equity interests in any of the tenants that we expected to have at the closing of our initial public offering. Before we enter into or acquire a lease with a new tenant, we are obligated to disclose the new tenant to the Farallon excepted holders, and such holders have one business day to inform us as to whether they actually or constructively own, or reasonably anticipate so owning, more than 9.9% of the equity interests in such tenant. If they do own such an interest, if we enter into a lease with that tenant, the rent from that tenant would fail to qualify under the REIT income tests. If this rent could prevent us from satisfying the REIT gross income tests, then our charter would require that the number of shares owned by the Farallon excepted holders in excess of the ownership limit be automatically transferred to a trust as described below. If this occurs, and the Farallon excepted holders gave us advance notice of their tenant ownership as described above, we would be obligated to indemnify the Farallon excepted holders for any damages they suffer as a result of the transfer of shares to the trust. In addition, even if the Farallon excepted holders do not own one of our tenants, in connection with the granting of their exemption, they may later acquire over 9.9% of the equity interests in that tenant provided (i) our annual income from that tenant and other tenants in which they own over a 9.9% interest would not exceed 2% of our gross income; and (ii) such ownership could not otherwise cause us to fail to qualify as a REIT. As a result, ownership of our tenants by the Farallon excepted holders may increase our nonqualifying income or prevent us from entering into certain leases with certain tenants. The representations and covenants made by the Farallon excepted holders in connection with the granting of the exemptions are intended to ensure that, as a result of granting such exemptions, we will continue to qualify as a REIT. The Farallon excepted holders must inform us if any of these representations becomes untrue or is violated, in which case they will lose their excepted holder limit. Subject to certain conditions, we may reduce the excepted holder limit (but not below the ownership limit) if the Farallon excepted holders actually, beneficially or constructively own fewer shares than the excepted holder limit for a specified period. In connection with our initial public offering, because the Farallon excepted holders’ actual and constructive ownership of our common stock and interests in our operating partnership caused our operating partnership to be deemed to constructively own shares of our common stock in excess of the ownership limits, our board of directors granted to our operating partnership an exemption from the ownership limits. In addition, in connection with our initial public offering, our board of directors granted to each of Cohen & Steers Capital Management, Inc. and Morgan Stanley Investment Management Inc. (and certain of its affiliates) an exemption from the ownership limits, based on certain representations and covenants made to us by each such holder regarding its ownership and disposition of shares of our common stock. In connection with our series B preferred stock offering, our board of directors granted to each of Brookfield Investment Management Inc., Cohen & Steers Capital Management, Inc., Forward Management LLC (and certain of its affiliates) and Security Capital Research & Management Incorporated (and certain of its affiliates) an exemption from the ownership limits, based on certain representations and covenants made to us by each such holder regarding its ownership and disposition of shares of our series B preferred stock. In connection with this offering and the concurrent private placement, our board of directors will grant to certain of the Farallon excepted holders revised exemptions from the ownership limits, subject to substantially the same conditions and limitations as those that have been in place under the exemptions previously granted to the Farallon excepted holders and, if applicable, our operating partnership in connection with our initial public offering. We believe that these exemptions will not jeopardize our status as a REIT for federal income tax purposes.

In connection with a waiver of an ownership limit or at any other time, our board of directors may increase or decrease one or more of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter provisions further prohibit:

•

any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we, or our designee, accepts such offer. We must reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons, designated by the trustee, who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee must reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our common stockholders otherwise believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is Computershare Trust Company, N.A.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL nor, unless our bylaws are amended, more than 15. On April 22, 2011, Mr. Mark Burnett resigned from our board of directors, effective as of 12:01 a.m. on April 25, 2011. As a result, we currently have eight directors and one vacancy on our board of directors. We expect that our board of directors will decrease the number of directors on our board to eight before our 2011 annual stockholders’ meeting, eliminating the vacancy on our board created by Mr. Burnett’s resignation.

Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast in the election of directors. Additionally, in the event that we are in arrears on dividends on our series B preferred stock for six or more quarterly periods, whether or not consecutive, holders of our series B preferred stock, voting together as a single class with all other classes and series of parity preferred stock upon which like voting rights have been conferred and are exercisable, will have the right to elect an additional two directors until all such dividends and dividends for the then current quarterly period on our series B preferred stock have been paid or declared and set aside for payment in full.

We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, except as otherwise provided in the terms of any class or series of our stock, vacancies on our board of directors may be filled only by the remaining directors and that any individual elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies. Our charter provides that holders of series B preferred stock and parity preferred stock may fill vacancies among the directors entitled to be elected by the holders of series B preferred stock and parity preferred stock.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships (other than vacancies among any directors elected by holders of our series B preferred stock pursuant to their right to elect an additional two directors to our board in certain circumstances as described above), may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees. In addition, any director elected to our board by the holders of our series B preferred stock and any class or series of parity preferred stock in the circumstances described above may only be removed by a vote of the holders of a majority of the outstanding shares of series B preferred stock and all classes and series of such parity preferred stock.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted from the business combination provisions of the MGCL, and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to, business combinations between us and any interested stockholder that have been approved by our board, including a majority of our directors who are not affiliated with the interested stockholder, unless our board in the future alters or repeals this resolution. As a result, anyone who is or later becomes an interested stockholder may be able to enter into business combinations with us without compliance by our company with the five-year moratorium, supermajority vote requirements and the other provisions of the statute.

We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition, (2) any officer of the corporation or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. Our board of directors may amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director elected by holders of our common stock from the board, which removal must be for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Our charter generally may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter, except that (i) the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision may be amended only with the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter and (ii) certain amendments to our charter, whether by merger, consolidation, transfer or conveyance of all or substantially all of our assets, or otherwise, that would materially and adversely affect the terms of our series B preferred stock must be approved by the holders of the outstanding shares of our series B preferred stock entitled to cast at least two-thirds of the votes entitled to be cast on the matter, voting together as a single class with holders of shares of any similarly-affected class or series of parity preferred stock upon which like voting rights have been conferred. Holders of outstanding shares of series B preferred stock, voting together as a single class with the holders of outstanding shares of any other similarly-affected class or series of parity preferred stock upon which like voting rights have been conferred, have the exclusive right to vote on any amendments to our charter on which holders of series B preferred stock are entitled to vote and that would alter only the contract rights, as expressly set forth in our charter, of the series B preferred stock and such other class(es) and series of parity preferred stock, and the holders of shares of any other class(es) or series of our stock, including our common stock, will not be entitled to vote on such an amendment. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter must be called by our secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting on such matter who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. In addition, at any time that holders of our series B preferred stock and any other class or series of parity preferred stock upon which like voting rights have been conferred have the right to elect two directors, but such directors have not been elected, our secretary is required to call a special meeting for the purpose of electing the preferred stock directors upon the written request of the holders of record of 10% of the outstanding shares of series B preferred stock and such parity preferred stock, if this request is received more than 90 days before the date fixed for our next annual meeting of our stockholders. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 generally vesting in our board of directors the exclusive power to fill vacancies on our board of directors, the limited rights of holders of series B preferred stock to vote on certain mergers or consolidations involving us or transfers of all or substantially all of our assets and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. Likewise, if our board of directors were to elect to be subject to the provision of Subtitle 8 providing for a classified board or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement of our operating partnership also provides that we, as general partner, and our directors, officers and employees, officers and employees of our operating partnership and our designees are indemnified against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, except (1) if the act or omission of such person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person received an improper personal benefit in money, property or services or otherwise, in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the person had reasonable cause to believe the act or omission was unlawful. The operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification (other than an action to enforce such person’s right to indemnification under the partnership agreement) without our approval or if the person is found to be liable to the operating partnership on any portion of any claim in the action. See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.—Exculpation and Indemnification.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors as described in “Management—Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer of our Stock

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in continuing to qualify as a REIT. Subject to certain exceptions, our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or of our series B preferred stock, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. For more information regarding these and other restrictions on the ownership and transfer of our stock imposed by our charter and the remedies for a violation of such restrictions, see “Description of Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering and the concurrent private placement, we will have outstanding 32,328,569 shares of our common stock (33,341,069 shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering and the concurrent private placement, 2,610,941 shares of our common stock will be issuable upon exchange of outstanding common units. Our operating partnership will also have outstanding approximately $12.5 million in liquidation preference of series A preferred units, which are redeemable for cash, or at our option, exchangeable for registered shares of our common stock after June 29, 2013.

Of these shares, 21,470,000 shares (22,482,500 shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter. The 3,125,000 shares of common stock issued to the Farallon Funds in the concurrent private placement, the shares of common stock already owned by the Farallon Funds prior to this offering and the shares of our common stock issuable to officers, directors and affiliates upon exchange of units are or will be “restricted shares” as defined in Rule 144.

No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units or the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on ownership and transfer of our stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the shares of our common stock then outstanding, which will equal approximately 323,286 shares immediately after this offering (333,411 shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions at the time of our initial public offering, our operating partnership issued an aggregate of 2,610,941 common units to contributors of interests in the property entities.

Beginning on or after the date which is 14 months after becoming a holder of common units, limited partners of our operating partnership and certain qualifying assignees of a limited partner have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem part or all of their common units for a cash amount per common unit equal to the value of one share of our common stock, as determined in accordance with, and subject to adjustment as provided in, the partnership agreement. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such common units in exchange for common stock, in our sole discretion and subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.” In addition, beginning three years after the completion of our initial public offering (June 29, 2013), limited partners holding series A preferred units and certain qualifying assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of their series A preferred units in exchange for a cash redemption price equal to $25.00 per unit plus any accrued distributions that have not been paid on or prior to the redemption date. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such series A preferred units in exchange for shares of our common stock that are issued under an effective registration statement under the Securities Act, in our sole discretion and subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Hudson Pacific Properties, L.P.”

Registration Rights

We entered into a registration rights agreement with the various persons receiving shares of our common stock and/or common units in the formation transactions or pursuant to the 2010 private placement, including the Farallon Funds, the Morgan Stanley Investment Partnership and certain of our executive officers. Under the registration rights agreement, subject to certain limitations, commencing not later than 14 months after the date of our initial public offering (August 29, 2011), we will file one or more registration statements covering the resale of the shares of our common stock issued in the formation transactions and the 2010 private placement and the resale of the shares of our common stock issued or issuable, at our option, in exchange for operating partnership units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. The Farallon Funds have the right, on one occasion, to require us to register shares of our common stock issued in the formation transactions and the 2010 private placement for resale in an underwritten offering registered pursuant to the Securities Act; provided, such registration shall be limited to a number of shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds and their affiliates in the formation transactions and the 2010 private placement. Commencing upon our filing of a resale registration statement not later than 14 months after the date of our initial public offering (August 29, 2011), under certain circumstances, we are also required to undertake an underwritten offering upon the written request of holders of at least 10% in the aggregate of the securities originally issued in the formation transactions, provided that we are not obligated to effect more than two such underwritten offerings in addition to the demand registration. We have agreed to enter into an amendment to the registration rights agreement pursuant to which the common stock purchased by the Farallon Funds in the concurrent private placement will be entitled to the benefits of the registration rights agreement.

Equity Incentive Plan

We have adopted the 2010 Plan, which provides for the grant of incentive awards to eligible service providers. 1,650,000 shares of common stock are reserved for issuance under the 2010 Plan. As of April 25, 2011, 490,442 shares of restricted stock had been granted under the 2010 Plan and 1,159,558 shares remained available for future issuance.

We filed with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the 2010 Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors and executive officers, and the Farallon Funds have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible or exchangeable into shares of common stock owned by them at the completion of this offering and the concurrent private placement or thereafter acquired by them for a period of 90 days after the date of this prospectus (provided, that the Farallon Funds may (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions and the 2010 private placement pursuant to a demand registration statement or (ii) distribute such amount of shares to their limited partners, members or stockholders), without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. However, each of our directors and executive officers may transfer or dispose of his or her shares during this 90-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of this 90-day lock-up period, provided that no report is required to be filed by the transferor under the Exchange Act as a result of the transfer.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Hudson Pacific Properties, Inc., and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Internal Revenue Code of 1986, as amended, or the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the Internal Revenue Service, or the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2010. We believe that we have been organized and have operated in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 2010, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized or have operated in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our intended election to be taxed as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 2010, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion is based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•

Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Sixth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Ninth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the C corporation’s basis in the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•	Tenth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•

Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•

Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized and have operated in a manner that has or, as applicable, will allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We currently own an interest in one taxable REIT subsidiary and may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary. We currently lease space to wholly owned subsidiaries of our taxable REIT subsidiary at our media and entertainment properties and may, from time to time, enter into additional leases with one or more taxable REIT subsidiaries. To the extent any rent from such lease does not satisfy the 90% rental exception described above, our receipt of such rent will not qualify under the gross income tests;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary. Our taxable REIT subsidiary indirectly owns certain personal property leased to tenants at our media and entertainment properties and, from time to time, one or more of our taxable REIT subsidiaries may own personal property leased to tenants at other properties; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Certain wholly owned subsidiaries of our taxable REIT subsidiary (which is our services company) provide non-customary services to certain of our tenants at our media and entertainment properties and, from time to time, one or more taxable REIT subsidiaries may provide non-customary services to our tenants at these and other properties. Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value. Moreover, in connection with granting the excepted holder limit to the Farallon excepted holders, we have obtained representations from these entities in order to ensure that we generally will not be deemed to own an interest in any of our tenants, or in the event we are treated as owning such an interest as a result of granting such waiver, we will not derive nonqualifying rental income in excess of certain thresholds.

Some of our leases are in the form of licenses and have terms of less than 30 days (“short-term licenses”). The treatment of rents derived with respect to these short-term licenses for purposes of the gross income tests is not entirely clear. We believe that rents derived with respect to these short-term licenses should qualify as “rents from real property” for purposes of the gross income tests, although there can be no assurance that the IRS will not take a contrary position. If the payments we receive in connection with such short-term licenses do not qualify as “rents from real property,” such payments would not be treated as qualifying income for purposes of the gross income tests.

Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces meets these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership. Such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Currently, certain wholly owned subsidiaries of our taxable REIT subsidiary (which is our services company) provide services to certain of our tenants and pay rent to us and, from time to time, we may enter into additional leases with our taxable REIT subsidiaries that also provide services to our tenants. We believe we have set, and we intend to set in the future, any fees paid to our taxable REIT subsidiaries for such services, and any rent payable to us by our taxable REIT subsidiaries, at arm’s length rates, although the amounts paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid, or on the excess rents paid to us.

Asset Tests

At the close of each calendar quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Our operating partnership currently owns 100% of the securities of a corporation that has elected, together with us, to be treated as our taxable REIT subsidiary. So long as this corporation qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of its securities. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiary has not exceeded, and in the future will not exceed, 25% of the aggregate value of our gross assets. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. Accordingly, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements, while preserving our cash.

Pursuant to recent guidance issued by the IRS, certain part-stock and part-cash dividends distributed by publicly traded REITs with respect to calendar years 2008 though 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements. Under the terms of this guidance, up to 90% of distributions by a REIT could be paid in shares of its stock. If we make such a distribution, taxable stockholders would be required to include the full amount of the dividend (i.e., the cash and the stock portion) as ordinary income (subject to limited exceptions), to the extent of our current and accumulated earnings and profits for federal income tax purposes, as described under the headings “—Federal Income Tax Considerations for Holders of Our Common Stock—Taxation of Taxable U.S. Stockholders—Distributions Generally” and “—Federal Income Tax Considerations for Holders of Our Common Stock—Taxation of Non-U.S. Stockholders—Distributions Generally.” As a result, our stockholders could recognize taxable income in excess of the cash received and may be required to pay tax with respect to such dividends in excess of the cash received. If a taxable stockholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. See “Federal Income Tax Considerations—Federal Income Tax Considerations for Holders of Our Common Stock—Taxation of Taxable U.S. Stockholders—Tax Rates” for a discussion of the scheduled “sunset” of the preferential tax rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General. All of our investments are held indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which we believe have been and will continue to be treated as partnerships or disregarded entities for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification. Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities). For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of our other partnerships and limited liability companies have been and will continue to be treated as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. The operating partnership agreement generally provides that allocations of net income will be made first to holders of series A preferred units to the extent of the accrued preferred return on such units and then to us to the extent of the accrued preferred return on our series B preferred units. Any remaining net income will be allocated to holders of common units. Allocations to holders of common units will generally be made proportionately to all such holders in respect of such units. Certain limited partners have guaranteed debt of our operating partnership, indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guaranties or contribution agreements, and notwithstanding the foregoing discussion of allocations of income and loss of our operating partnership to holders of units, such limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation of our operating partnership, which net loss would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests generally carries over to the operating partnership, notwithstanding their different book (i.e., fair market) value (this difference is referred to as a book-tax difference). The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership

(i) will or could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (ii) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—General—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	non-U.S. governments and international organizations;

•	non-U.S. stockholders that are passive foreign investment companies or controlled foreign corporations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in our capital stock and partially paid in cash that comply with recent IRS guidance, generally will be taxable to the recipient U.S. stockholder to the same extent as if paid in cash.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our stock for the year to the holders of our common stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of our common stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our stock for the year.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•

in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of shares of common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” The currently applicable provisions of the federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2012, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income. U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Medicare Tax on Unearned Income. Legislation enacted in 2010 requires certain U.S. stockholders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Legislation Relating to Foreign Accounts. Under legislation enacted in 2010, certain payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock. See “—Taxation of Non-U.S. Stockholders—Legislation Relating to Foreign Accounts.”

Information Reporting and Backup Withholding. We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our common stock is (and, we anticipate, will continue to be) publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to federal income taxation, unless:

(1)	the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a non-U.S. corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of “U.S. real property interests,” or USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. We also will be required to withhold and to remit to the IRS 35% (or 15% to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded” on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will generally be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the common stock held by stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to federal income taxation unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock is (and, we anticipate, will continue to be) publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s U.S. trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock (subject to the 5% exception applicable to “regularly traded” stock described below), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. stockholder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our common stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to federal income taxation under FIRPTA as a sale of a USRPI if:

(3)	such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(4)	such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock would generally be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding Tax. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts. Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 12, 2012. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, stock paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. Prospective investors should consult their tax advisors regarding this legislation.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an employee benefit plan subject to ERISA. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an “IRA.” This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to other federal, state, local or foreign law requirements.

A fiduciary making the decision to invest in shares of our common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Code, and, to the extent not preempted, state law with respect to the purchase, ownership or sale of shares of our common stock by the plan or IRA.

Plans should also consider the entire discussion under the heading “Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs

Each fiduciary of an “ERISA plan,” which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Code).

In determining whether an investment in shares of our common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.” Specifically, before investing in shares of our common stock, any fiduciary should, after considering the employee plan’s or IRA’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code.

Our Status Under ERISA

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (“parties in interest” within the meaning of ERISA, and “disqualified persons” within the meaning of the Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

ERISA plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations that outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an “equity interest” in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly offered securities.”

Under the Department of Labor regulations, a “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•

either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Department of Labor regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity that qualifies as either a “real estate operating company” or a “venture capital operating company.”

Under the Department of Labor regulations, a “real estate operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and

•	that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

Prior to making an investment in the shares offered in this prospectus, prospective employee benefit plan investors (whether or not subject to ERISA or section 4975 of the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC
KeyBanc Capital Markets Inc.

Total	6,750,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against the following:

•	liabilities arising out of untrue statements or omissions of a material fact contained in or omitted from this prospectus or the related registration statement;

•	liabilities arising out of any settlement of any litigation, investigation, proceeding or claim based upon such untrue statements or omissions; and

•	expenses reasonably incurred in investigating, preparing or defending against any litigation, investigation, proceeding or claim based upon such untrue statements or omissions.

In addition, we are obligated to contribute to payments the underwriters may be required to make in respect of those liabilities if indemnification is not permitted.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, including the filing fees and reasonable fees and disbursements of counsel to the underwriters in connection with Financial Industry Regulatory Authority, Inc., or FINRA, filings, but not including the underwriting discount, are estimated at approximately $1.1 million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,012,500 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, directors and the Farallon Funds have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for or exercisable for common stock (including units in our operating partnership), for 90 days after the date of this prospectus (provided, that the Farallon Funds have the right to (i) sell shares of common stock representing up to 25% of the aggregate number of shares of our common stock and common units issued to the Farallon Funds in the formation transactions related to our initial public offering and the 2010 private placement pursuant to a demand registration statement or (ii) to distribute such amount of shares to their limited partners, members or stockholders) without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to: (A) with respect to us, (1) the sale of shares to the underwriters, (2) any shares of our common stock issued or options to purchase our common stock granted pursuant to our existing employee benefit plans referred to in this prospectus, (3) any shares of our common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in this prospectus, (4) shares of our common stock transferred in accordance with Article VI of our charter, (5) shares of our common stock, in the aggregate not to exceed 10% of the number of shares of common stock outstanding, issued in connection with other acquisitions of real property or real property companies, provided, in the case of this clause (5), that each acquirer agrees to similar restrictions, (6) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of an equity incentive plan, and (7) the sale of shares in the concurrent private placement; (B) with respect to our officers, directors and the Farallon Funds, (1)(i) gifts or other dispositions by will or intestacy, (ii) transfers made to (x) limited partners, members, stockholders or affiliates or (y) any wholly-owned subsidiary, (iii) bona fide gifts, sales or other dispositions to (w) members of the transferor’s family, (x) affiliates of the transferor that are controlled by the transferor, or (y) a trust the beneficiaries of which are a limited liability company or a partnership owned exclusively by the transferor and/or members of the transferor’s family, or (iv) donations or transfer to charitable organizations, provided, in the case of this clause (1), that (a) the transferee agrees to similar restrictions, (b) no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the transferor notifies the underwriter representatives at least three business days prior to the proposed disposition, and (2) transactions relating to shares of our common stock acquired by the transferor in the open market after completion of the offering; provided, however, that (a) any subsequent sale of the shares of our common stock acquired in the open market are not required to be reported in any public report or filing with the SEC, or otherwise and (ii) the transferor does not otherwise voluntarily effect any public filing or report regarding such sales; (C) with respect to each of Victor J. Coleman, Howard S. Stern and the Farallon Funds, in addition to the exceptions set forth in clause (B) above, transfers made to an escrow account by such individual or entity, or from an escrow account to the company, in connection with the operation of any pledge agreements entered into in connection with indemnification obligations under agreements entered into in connection with the formation transactions related to our initial public offering, in each case for the benefit of the company; and (D) with respect to Howard S. Stern, the existing pledge of 96,833 shares of common stock and 195,254 common units of partnership interest in our operating partnership to Citigroup Global Markets Inc., Morgan Stanley Smith Barney LLC and certain of their affiliates as collateral to secure lending obligations; provided, that upon expiration or termination of the pledge and security agreement covering such pledged securities, such pledged securities shall be subject to and bound by the terms of the lock-up restrictions for the remainder of the 90-day term.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner and Smith Incorporated and Barclays Capital Inc. waive, in writing, such extension.

New York Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “HPP.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. These underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus may be available on the Internet Web site maintained by certain underwriters. Other than any prospectus in electronic format, the information on an underwriter’s Web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley

& Co. Incorporated, Wells Fargo Securities, LLC, and KeyBanc Capital Markets Inc. acted as an underwriter in our initial public offering, which closed on June 29, 2010, and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC acted as an underwriter in our offering of series B preferred stock, which closed on December 10, 2010, and in each case each underwriter received customary underwriting discounts and commissions in connection therewith.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

On December 16, 2010, we acquired 1455 Market, a 1,012,012 square foot office property located in San Francisco, California, from Bank of America, National Association, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters in this offering. We acquired the property for $92.9 million in cash (before prorations) in an arms-length, negotiated transaction. Bank of America, National Association is currently the largest tenant at 1455 Market.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc., each of which is an underwriter in this offering, are lenders under our $200 million secured revolving credit facility. Under this facility, an affiliate of Barclays Capital Inc. also acts as administrative agent and joint lead arranger, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as syndication agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC) acts as joint lead arranger. In connection with their participation in the secured revolving credit facility, our underwriters or their affiliates receive customary fees. In addition, to the extent that we use a portion of the net proceeds of this offering and the concurrent private placement to repay borrowings outstanding under our secured revolving credit facility, such affiliates of our underwriters will receive their proportionate shares of any amount of the secured revolving credit facility that is repaid with the net proceeds of this offering and the concurrent private placement. Furthermore, an affiliate of Wells Fargo Securities, LLC serves as a lender under our $92 million secured term loan.

The Morgan Stanley Investment Partnership, the general partner of which is owned by investment funds managed by an affiliate of Morgan Stanley & Co. Incorporated, an underwriter in this offering, contributed properties to us in the formation transactions related to our initial public offering. In exchange for its contribution to our operating partnership of the property entities that own the First Financial and Tierrasanta properties, the Morgan Stanley Investment Partnership and certain of its limited partners received an aggregate of approximately $12.5 million in liquidation preference of series A preferred units, 177,567 common units with a value of $3.0 million and $7.2 million in cash. As a result of the foregoing, certain of the limited partners of the Morgan Stanley Investment Partnership became limited partners in our operating partnership and ceased to be limited partners in the Morgan Stanley Investment Partnership. In connection with this contribution and pursuant to debt guarantee agreements, certain partners of the Morgan Stanley Investment Partnership were granted the opportunity to guarantee an aggregate of up to approximately $55.1 million (or, under certain circumstances, up to approximately $70.0 million) of indebtedness of our operating partnership (or a subsidiary thereof) which will, among other things, allow them to defer recognition of gain in connection with the formation transactions related to our initial public offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of common stock will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares of common stock may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of

Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares of common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares of common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Latham & Watkins LLP, Los Angeles, California, and for the underwriters by Hogan Lovells US LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters under Maryland law.

EXPERTS

Ernst & Young, LLP, an independent registered public accounting firm, has audited (i) our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 as set forth in their report, (ii) the financial statements of Howard Street Associates, LLC as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and the period from February 14, 2007 (commencement of operations) to December 31, 2007 as set forth in their report, (iii) the statement of revenues and certain expenses of ECI Washington, LLC for the year ended December 31, 2009 as set forth in their report, (iv) the statement of revenues and certain expenses of Canpartners IV 222 Kearny, LLC for the year ended December 31, 2009 as set forth in their report, (v) the combined statement of revenues and certain expenses of GLB Encino, LLC and Glenborough Tierrasanta, LLC for the year ended December 31, 2009 as set forth in their report, (vi) the statement of revenues and certain expenses of City Plaza for the year ended December 31, 2007 as set forth in their report and (vii) the statements of revenues and certain expenses of Rincon Center JV LLC for the years ended December 31, 2010 and 2009 as set forth in their report. We have included each of the aforementioned financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young, LLP’s reports, given on their authority as experts in accounting and auditing.

The combined financial statements of our predecessor as of and for the year ended December 31, 2008 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a Web site at www.hudsonpacificproperties.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site to be part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s Web site, www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, accordingly, file annual, quarterly and periodic reports and other information with the SEC. These reports and other information are available for inspection and copying at the SEC’s public reference facilities and the Web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Hudson Pacific Properties, Inc.:
Pro Forma Condensed Consolidated Financial Statements (unaudited):
Pro Forma Consolidated Balance Sheet as of December 31, 2010	F-4
Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2010	F-5
Notes to Pro Forma Consolidated Financial Statements	F-6
Consolidated Financial Statements :
Report of Independent Registered Public Accounting Firm	F-10
Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009	F-12
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-13
Consolidated Statements of Equity for the Years Ended December 31, 2010, 2009 and 2008	F-14
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-15
Notes to Consolidated Financial Statements	F-16
Howard Street Associates, LLC:
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-43
Balance Sheets as of December 31, 2009 and 2008	F-44
Statements of Operations for the Years Ended December 31, 2009 and 2008, and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007	F-45
Statements of Members’ Equity for the Years Ended December 31, 2009 and 2008, and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007	F-46
Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007	F-47
Notes to the Financial Statements Years Ended December 31, 2009 and 2008, and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007	F-48
Canpartners IV 222 Kearny, LLC:
Report of Independent Auditors	F-57

Statements of Revenues and Certain Expenses for the Nine Months Ended September 30, 2010 (unaudited) and the Year Ended December 31, 2009	F-58
Notes to Statement of Revenues and Certain Expenses for the Nine Months Ended September 30, 2010 (unaudited) and the Year Ended December 31, 2009	F-59
ECI Washington, LLC:
Report of Independent Auditors	F-61
Statements of Revenues and Certain Expenses for the Nine Months Ended September 30, 2010 (unaudited) and the Year Ended December 31, 2009	F-62
Notes to Statement of Revenues and Certain Expenses for the Nine Months Ended September 30, 2010 (unaudited) and the Year Ended December 31, 2009	F-63
GLB Encino, LLC and Glenborough Tierrasanta, LLC:
Report of Independent Auditors	F-65
Combined Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 (unaudited) and the Year Ended December 31, 2009	F-66
Notes to Combined Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2010 (unaudited) and the Year Ended December 31, 2009	F-67
City Plaza:
Unaudited Statements of Revenues and Certain Expenses for the Six Months Ended June 30, 2008 and 2007	F-70
Notes to Unaudited Statement of Revenues and Certain Expenses for the Six Months Ended June 30, 2008 and 2007 (unaudited)	F-71
Report of Independent Auditors	F-73
Statement of Revenues and Certain Expenses for the Year Ended December 31, 2007	F-74
Notes to Statement of Revenues and Certain Expenses for the Year Ended December 31, 2007	F-75
Rincon Center JV LLC:
Report of Independent Auditors	F-77
Combined Statements of Revenues and Certain Expenses for the Years Ended December 31, 2010 and 2009	F-78
Notes to Combined Statements of Revenues and Certain Expenses for the Years Ended December 31, 2010 and 2009	F-79

F-i

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Financial Statements

(Unaudited and in thousands)

The pro forma consolidated financial statements of Hudson Pacific Properties, Inc. (together with its consolidated entities as discussed further below, the “Company,” “we,” “our” or “us”) as of and for the year ended December 31, 2010 are derived from the financial statements of Hudson Pacific Properties, Inc., which includes Howard Street Associates, LLC and our predecessor entities consisting of HFOP City Plaza, LLC, Sunset Bronson Entertainment Properties, LLC, and SGS Really II, LLC for the periods prior our initial public offering (“IPO”) on June 29, 2010. Subsequent to our IPO on June 29, 2010, our historical results also included Glenborough Tierrasanta, LLC, GLB Encino, LLC, Del Amo Fashion Center Operating Company, L.L.C., the 9300 Wilshire property, Hudson Capital, LLC, the 10950 Washington property, the 1455 Market office property, a 51% interest in the Rincon Center property, and the 222 Kearny property, for the periods disclosed in our historical audited financial statements included elsewhere in this filing. The unaudited pro forma consolidated financial statements discussed above are presented as if this offering and the related concurrent private placement (including the application of the net proceeds therefrom as set forth under “Use of Proceeds”), the acquisition of the remaining 49% interest in the Rincon Center property and the refinancing transactions relating to the Sunset Bronson and Sunset Gower media properties had occurred on December 31, 2010 for the pro forma consolidated balance sheet, and as if this offering and the related concurrent private placement (including the application of the net proceeds therefrom as set forth under “Use of Proceeds”), the acquisitions of Glenborough Tierrasanta, LLC, GLB Encino, LLC, Del Amo Fashion Center Operating Company, L.L.C., Hudson Capital, LLC, the 9300 Wilshire property, the 222 Kearny property, the 10950 Washington property, the 1455 Market office property and 100% of the Rincon Center property, the refinancing of the Sunset Bronson and Sunset Gower media properties and our IPO and the 2010 private placement had occurred on January 1, 2010 for the pro forma consolidated statement of operations.

Our pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our pro forma consolidated financial statements do not purport to (1) represent our financial position that would have actually occurred had this offering, the acquisition of the remaining 49% interest in the Rincon Center property and the refinancing transactions relating to the Sunset Bronson and Sunset Gower media properties occurred on December 31, 2010, (2) represent the results of our operations that would have actually occurred had this offering and the related concurrent private placement, the acquisitions of Glenborough Tierrasanta, LLC, GLB Encino, LLC, Del Amo Fashion Center Operating Company, L.L.C., Hudson Capital, LLC, the 9300 Wilshire property, the 222 Kearny property, the 10950 Washington property, the 1455 Market office property and 100% of the Rincon Center property, the refinancing of the Sunset Bronson and Sunset Gower media properties and our IPO and the 2010 private placement occurred on January 1, 2010 and (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

We were formed as a Maryland corporation on November 9, 2009 to acquire the entities owning various real estate assets and to succeed the business of Hudson Capital, LLC, a Los Angeles-based real estate investment firm founded by Victor J. Coleman and Howard S. Stern, our Chief Executive Officer and President, respectively. Hudson Pacific Properties, L.P. (our “Operating Partnership”) was formed as a Maryland limited partnership on January 15, 2010. After the completion of the IPO, the 2010 private placement, and the related formation transactions that occurred on June 29, 2010, we became a fully integrated, self-administered, and self-managed real estate investment trust (“REIT”). Through our controlling interest in our operating partnership and its subsidiaries, we own, manage, lease, acquire and develop real estate, consisting primarily of office and media and entertainment properties.

As a result of our IPO, one of the entities comprising our predecessor, SGS Realty II, LLC, was determined to be the acquirer for accounting purposes. In addition, we concluded that any interests contributed by the controlling member of the other entities comprising our predecessor and Howard Street Associates, LLC was a transaction between entities under common control. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805 Business Combinations (“ASC 805”), a “business combination” excludes the transfers of net assets or exchanges of equity interests between entities under common control. Further, the transfers of net assets or exchanges of equity interests between entities under common control should be accounted for similar to the pooling-of-interests method in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Because the Company, SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC, HFOP City Plaza, LLC, and Howard Street Associates, LLC were under common control at the time of the IPO and the formation transactions, the transfer of assets and liabilities of each of these entities were accounted for at historical cost in a manner similar to a pooling of interests.

Subsequent to the acquisitions of Glenborough Tierrasanta, LLC, GLB Encino, LLC, and Hudson Capital, LLC as part of our IPO on June 29, 2010, the acquisition of Del Amo Fashion Center Operating Company, L.L.C. on August 16, 2010, the acquisition of 9300 Wilshire on August 24, 2010, the acquisition of 222 Kearny on October 8, 2010, the acquisitions of 1455 Market and our 51% interest of the Rincon Center joint venture on December 16, 2010 and the acquisition of 10950 Washington on December 22, 2010, our operations included such entities’ operations. Elsewhere in this prospectus, we have included the audited consolidated statements of revenues and certain expenses of Glenborough Tierrasanta, LLC and GLB Encino, LLC for the year ended December 31, 2009 and the unaudited statements of revenues and certain expenses for those same entities for the three months ended March 31, 2010. We have also included the audited statements of revenues and certain expenses of Canpartners IV 222 Kearny, LLC (222 Kearny property) and ECI Washington, LLC (10950 Washington property) for the year ended December 31, 2009 and the unaudited statements of revenues and certain expenses for those same entities for the nine months ended September 30, 2010. In addition, we have included the audited statements of revenues and certain expenses of Rincon Center JV, LLC for the years ended December 31, 2010 and 2009.

Upon completion of this offering, we expect net proceeds from this offering of approximately $90,517, or approximately $104,210 if the underwriters’ overallotment option is exercised in full (after deducting the underwriting discount and commissions and estimated expenses of this offering). We expect proceeds from the concurrent private placement of approximately $44,625. We will use the proceeds received from this offering and the concurrent private placement, as well as cash on hand, if any, as described under “Use of Proceeds” elsewhere in this prospectus.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends FASB Accounting Standards Codification for Statement 167 and introduces a more qualitative approach to evaluating VIEs for consolidation. In addition, we are required to perform an analysis to determine whether a variable interest gives us a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the entity that has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining whether it has the power to direct the activities of the VIE that most significantly affect the VIE’s performance, the provision requires a company to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed. It also requires continuous reassessment of primary beneficiary status rather than periodic, event-driven assessments as previously required, and incorporates expanded disclosure requirements. This guidance was effective for interim and annual periods beginning after November 15, 2009.

We acquired a 51% interest in the Rincon Center joint venture from an affiliate of Beacon Capital Partners on December 16, 2010. We concluded that the Rincon Center joint venture is a variable interest entity and we are the primary beneficiary since we have authority, power and discretion to manage and control the business and affairs of the property which includes the day-to-day property management, leasing, development and obtaining property level financing. As a result of our assessment, we have consolidated the joint venture. We expect to acquire the remaining 49% interest in the Rincon Center joint venture as a result of our exercise of our call right to purchase such interest on February 24, 2011. The acquisition of such 49% interest is expected to close in the second quarter of 2011. Our pro forma adjustments reflect this acquisition, which has been accounted for as a redemption of the non-controlling equity interest in accordance with ASC 810 Consolidation.

Hudson Pacific Properties, Inc.

Pro Forma Consolidated Balance Sheet

As of December 31, 2010

(Unaudited and in thousands)

	Hudson Pacific Properties, Inc.	Refinancing Transactions	Acquisition of Rincon Center	Proceeds from Private Placement	Proceeds from Offering	Use of Proceeds	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)	(F)
ASSETS
Investment in real estate, net	$838,777	$—	$—	$—	$—	$—	$838,777
Cash and cash equivalents	48,875	(11,681)	(40,328)	44,625	90,517	(46,500)	85,508
Restricted cash	4,121	—	—	—	—	—	4,121
Accounts receivable, net	4,478	—	—	—	—	—	4,478
Straight-line rent receivables	6,703	—	—	—	—	—	6,703
Deferred leasing costs and lease intangibles, net	85,241	—	—	—	—	—	85,241
Deferred finance costs, net	3,211	2,064	—	—	—	—	5,275
Goodwill	8,754	—	—	—	—	—	8,754
Prepaid expenses and other assets	4,416	—	—	—	—	—	4,416

TOTAL ASSETS	$1,004,576	$(9,617)	$(40,328)	$44,625	$90,517	$(46,500)	$1,043,273

LIABILITIES AND EQUITY
Notes payable	$230,943	$55,000	$—	$—	$—	$—	$285,943
Secured Revolving Credit Facility	111,117	(64,617)	—	—	—	(46,500)	—
Accounts payable and accrued liabilities	11,507	—	—	—	—	—	11,507
Below-market leases and above-market ground leases	20,994	—	—	—	—	—	20,994
Security deposits	5,052	—	—	—	—	—	5,052
Prepaid rent	10,559	—	—	—	—	—	10,559
Interest rate contracts	71	—	—	—	—	—	71

TOTAL LIABILITIES	$390,243	$(9,617)	$—	$—	$—	$(46,500)	$334,126

6.25% Series A Cumulative Redeemable Preferred units of the Operating Partnership	12,475	—	—	—	—	—	12,475
Redeemable non-controlling interest in consolidated real estate entity	40,328	—	(40,328)	—	—	—	—

EQUITY
Hudson Pacific Properties, Inc. shareholders’ equity:
Series B Cumulative Redeemable Preferred Stock	87,500	—	—	—	—	—	87,500
Common stockholders	408,346	—	—	44,625	90,517	—	543,488

Total Hudson Pacific Properties, Inc. shareholders’ equity	495,846	—	—	44,625	90,517	—	630,988
Non-controlling unitholders in Operating Partnership	65,684	—	—	—	—	—	65,684

TOTAL EQUITY	561,530	—	—	44,625	90,517	—	696,672

TOTAL LIABILITIES & EQUITY	$1,004,576	$(9,617)	$(40,328)	$44,625	$90,517	$(46,500)	$1,043,273

Hudson Pacific Properties Inc

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2010

(Unaudited and in thousands, except share data)

	Hudson Pacific Properties, Inc.	Other Acquisitions and Adjustments	Refinancing Transactions	Pro Forma before Offering and Use of Proceeds	Acquisition of Rincon Center	Use of Proceeds	Income Allocation	Pro Forma Consolidated
	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)	(GG)
REVENUES
Office
Rental	$22,247	$29,764	$—	$52,011	$15,331	$—	$—	$67,342
Tenant recoveries	4,023	22,174	—	26,197	1,469	—	—	27,666
Other	233	779	—	1,012	1,542	—	—	2,554

	26,503	52,717	—	79,220	18,342	—	—	97,562
Media and entertainment properties
Rental	20,931	—	—	20,931	—	—	—	20,931
Tenant recoveries	1,571	—	—	1,571	—	—	—	1,571
Other property related revenue	11,397	—	—	11,397	—	—	—	11,397
Other	238	—	—	238	—	—	—	238

	34,137	—	—	34,137	—	—	—	34,137

Total Revenues	60,640	52,717	—	113,357	18,342	—	—	131,699

OPERATING EXPENSES
Office property related expenses	10,212	30,762	—	40,974	7,357	—	—	48,331
Media and entertainment properties	19,815	(400)	—	19,415	—	—	—	19,415
General and administrative	4,493	2,909	—	7,402	—	—	—	7,402
Depreciation and amortization	15,912	15,546	—	31,458	7,918	—	—	39,376

Total operating expenses	50,432	48,817	—	99,249	15,275	—	—	114,524

Income from operations	10,208	3,900	—	14,108	3,067	—	—	17,175

OTHER EXPENSE (INCOME)
Interest expense	8,831	3,220	172	12,223	5,777	(1,097)	—	16,903
Interest income	(59)	—	—	(59)	—	—	—	(59)
Unrealized gain of interest rate collar	(347)	—	—	(347)	—	—	—	(347)
Acquisition-related expenses	4,273	—	—	4,273	—	—	—	4,273
Other expense	192	200	—	392	—	—	—	392

	12,890	3,420	172	16,482	5,777	(1,097)	—	21,162

Net income	$(2,682)	$480	$(172)	$(2,374)	$(2,710)	$1,097	$—	$(3,987)
Less: Net income attributable to preferred stock and units	(817)	—	—	(817)	—	—	(7,291)	(8,108)
Less: Net income attributable to restricted shares	(50)	—	—	(50)	—	—	(194)	(244)
Add: Net loss attributable to non-controlling members in consolidated real estate entities	(119)	—	—	(119)	148	—	(29)	—
Add: Net loss attributable to Unitholders in the Operating Partnership	418	—	—	418	—	—	894	1,312

Net income attributable to the Company	$(3,250)	$480	$(172)	$(2,942)	$(2,562)	$1,097	$(6,620)	$(11,027)

Pro Forma earnings per share—basic and diluted								$(0.36)	(HH	)
Pro Forma weighted average shares outstanding—basic and diluted								31,821,508	(HH	)

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

1. Adjustments to the Pro Forma Consolidated Balance Sheet

The adjustments to the pro forma consolidated balance sheet as of December 31, 2010 are as follows:

(A)	Represents the balance sheet of Hudson Pacific Properties, Inc. (the “Company,” “we,” “our” or “us”) as of December 31, 2010. Hudson Pacific Properties, Inc. is comprised of the real estate activity and holdings of the entities comprising our predecessor (SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC and HFOP City Plaza, LLC) and Howard Street Associates, LLC for reasons discussed below. The Company completed its initial public offering (the “IPO”) and 2010 private placement of its common stock on June 29, 2010. In connection with the IPO, the Company completed the formation transactions and consolidated its asset management, property management, property development, leasing, tenant improvement construction, acquisition and financing businesses into Hudson Pacific Properties, L.P., the operating partnership formed by and managed by the Company, and consolidated the ownership of our portfolio of office and media and entertainment properties, together with certain other real estate assets, under the operating partnership.

As a result of our IPO, one of the entities comprising our predecessor, SGS Realty II, LLC, was determined to be the acquirer for accounting purposes. In addition, we concluded that any interests contributed by the controlling member of the other entities comprising our predecessor and Howard Street Associates, LLC was a transaction between entities under common control. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805 Business Combinations (“ASC 805”), a “business combination” excludes the transfers of net assets or exchanges of equity interests between entities under common control. Further, the transfers of net assets or exchanges of equity interests between entities under common control should be accounted for similar to the pooling-of-interests method in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Because the Company, SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC, HFOP City Plaza, LLC, and Howard Street Associates, LLC were under common control at the time of the initial public offering and the formation transactions, the transfer of assets and liabilities of each of these entities were accounted for at historical cost in a manner similar to a pooling of interests. For financial accounting purposes, the acquisition was viewed as a change in reporting entity and, as a result, we have retrospectively changed the presentation of the Company’s financial statements for all periods subsequent to February 14, 2007, the date at which common control of the entities contributed by Farallon Partners, L.L.C. commenced. Accordingly, the Company’s historical consolidated balance sheets as of December 31, 2009 and 2008, and the historical consolidated statements of operations, equity and cash flows for the years ended December 31, 2009 and 2008 and for the period from February 14, 2007 (commencement of operations) through December 31, 2007 include the results of the Company, SGS Realty II, LLC, Sunset Bronson Entertainment Properties, LLC, HFOP City Plaza, LLC, and Howard Street Associates, LLC.

Concurrent with and subsequent to our IPO on June 29, 2010, we acquired Glenborough Tierrasanta, LLC, GLB Encino, LLC, Hudson Capital, LLC, Del Amo Fashion Center Operating Company, L.L.C., the 9300 Wilshire property, the 222 Kearny property, the 1455 Market property, our 51% interest in the Rincon Center joint venture, and the 10950 Washington property, and our

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

balance sheet includes the acquired properties at December 31, 2010 and their historical results for the periods subsequent to the respective acquisitions.

Our historical consolidated financial statements as of and for the year ended December 31, 2010 have been included elsewhere in this filing.

(B)	Reflects the $92,000 refinancing of the Sunset Bronson and Sunset Gower media properties, which occurred on February 11, 2011. The net proceeds, along with cash on hand, were used to pay down our secured revolving credit facility. The calculation of such refinancing transaction and use of proceeds is as follows:

Gross proceeds	$92,000
Repayment of existing Sunset Bronson loan	(37,000)

Net debt increase after repayment of Sunset Bronson loan	55,000
Loan closing costs	(2,064)

Net proceeds	$52,936

Net proceeds	$52,936
Cash on hand used for secured revolving credit facility pay down	11,681

Secured revolving credit facility pay down	$64,617

(C)	We expect to acquire the remaining 49% interest in the Rincon Center joint venture as a result of our exercise of our call right to purchase such interest on February 24, 2011. The acquisition of such 49% interest is expected to close in the second quarter of 2011. The pro forma adjustment reflects this acquisition, which has been accounted for as a redemption of the non-controlling equity interest in accordance with ASC 810 Consolidation.

(D)	Reflects the sale of shares of common stock to certain investment funds affiliated with Farallon at a price per share equal to the public offering price.

(E)	Reflects the sale of shares of common stock in this offering, net of underwriting discounts, commissions and offering expenses as follows:

Gross proceeds from offering	$96,390
Less:
Underwriting discounts, commissions and offering expenses	(5,873)

Available proceeds	$90,517

(F)	We will use the net proceeds received by us from this offering and the concurrent private placement, together with cash on hand, to repay the remaining outstanding revolving credit facility balance of $46,500.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

2. Adjustments to the Pro Forma Consolidated Statement of Operations

The adjustments to the pro forma consolidated statement of operations for the year ended December 31, 2010:

(AA)	Reflects our historical consolidated statement of operations for the year ended December 31, 2010. See Note (A) above and the introduction to the pro forma financial statements for further discussion on the presentation of our historical financial statements.

(BB)	Reflects the incremental impact on our pro forma results of operations for the year ended December 31, 2010 from our IPO, the 2010 private placement and related formation transactions including (1) repayment of debt secured by the Sunset Gower property, the Technicolor Building and 875 Howard Street property; (2) contracted additional general and administrative expenses as a result of becoming a public company, including, but not limited to, incremental salaries including amortization of non-cash compensation expense on restricted shares issued to management and board of directors’ fees and expenses; (3) expected tax expense to be incurred by our taxable REIT subsidiary for other property related income; and (4) the elimination of management fee expenses as a result of the acquisition of the Hudson Capital, LLC management company. We expect to incur additional general and administrative expenses as a result of operating as a public company, including, but not limited to, incremental salaries, board of directors’ fees and expenses, directors’ and officers’ insurance, Sarbanes-Oxley Act of 2002 compliance costs, and incremental audit and tax fees. We estimate that these costs could result in general and administrative expenses of approximately $8,868 per year, before additional non-cash compensation expenses of approximately $2,984 per year (including the $7,402 in general and administrative expenses reflected in our pro forma consolidated results of operations). In addition, this reflects the incremental impact on our pro forma results of operations for the year ended December 31, 2010 from our acquisitions of Glenborough Tierrasanta, LLC, GLB Encino, LLC, Del Amo Fashion Center Operating Company, L.L.C., Hudson Capital, LLC, the 9300 Wilshire property, the 222 Kearny property, the 10950 Washington property, and the 1455 Market property, as if these acquisitions had occurred on January 1, 2010. In addition, we include interest expense on our secured revolving credit facility balance as of December 31, 2010, as if the entire balance was outstanding commencing on January 1, 2010 and for the entire year. The calculation of interest expense relating to our secured revolving credit facility assumes an interest rate of LIBOR plus 2.50% and a 0.40% unused line fee.

(CC)	Reflects the incremental impact on our pro forma results of operations for the year ended December 31, 2010 from the refinancing transactions relating to the Sunset Bronson and Sunset Gower media properties and the related pay down on the secured revolving credit facility (see Note (B)) as if such transaction had occurred on January 1, 2010.

(DD)	Reflects pro forma results of operations for the year ended December 31, 2010 prior to giving effect of the offering, the concurrent private placement and use of proceeds thereof.

(EE)	The pro forma adjustments reflect the acquisition of 100% of the Rincon Center property for the year ended December 31, 2010 as if the property was acquired on January 1, 2010. (We purchased 51% of the Rincon Center property on December 16, 2010 and expect to acquire the remaining 49% interest in the Rincon Center property in the second quarter of 2011 (see Note (C)). The results of operations of the Rincon Center property from December 16, 2010 to December 31, 2010 are reflected in our historical results of operations (See Note (AA)).

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited and in thousands, except share data)

	Rincon Center Property
REVENUES

Rental	$15,331
Tenant recoveries	1,469
Other	1,542

	18,342
OPERATING EXPENSES

Office operating expenses	7,357
Depreciation and amortization	7,918

	15,275

Income (loss) from operations	3,067

OTHER EXPENSE (INCOME)
Interest expense	5,777	(1)

	5,777

Net income (loss)	$(2,710)
Add: Net loss attributable to non-controlling members in consolidated real estate entities	148

(1)	The Rincon Center property is subject to a $106,000 note payable secured by the property. The note bears interest at a stated rate of 6.08% and matures in July 2011.

(FF)	Reflects use of proceeds of this offering to repay our secured revolving credit facility balance of $46,500. This repayment will result in an increase in the unused line fee as if repayment had occurred on January 1, 2010.

(GG)	Reflects the incremental impact on our pro forma results of operations for the year ended December 31, 2010 as a result of (1) the income allocation to the series A preferred operating partnership units and the income allocation to the series B cumulative redeemable preferred stock; (2) the income allocation to the unvested restricted shares; and (3) the income allocation to unitholders in our operating partnership. The issuance of shares in this offering and the concurrent private placement will cause more of our pro forma net loss to be attributable to the company and less to unitholders in our operating partnership. See Notes (AA) through (FF).

(HH)	Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to common stockholders by the number of weighted average shares of common stock outstanding. For each period, the series A preferred units in our operating partnership and the participating securities have been excluded from the computation of diluted pro forma earnings per share as such inclusion would be anti-dilutive.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Hudson Pacific Properties, Inc.

We have audited the accompanying consolidated balance sheets, as of December 31, 2010 and 2009, of Hudson Pacific Properties, Inc. (the “Company”), and the related consolidated statements of operations, equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index at Exhibit 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position at December 31, 2010 and 2009, of the Company, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hudson Pacific Properties, Inc.

We have audited the accompanying combined statements of operations, members’ equity, and cash flows of Hudson Pacific Properties Inc., which includes the combined real estate activity and holdings of certain entities as described in Note 1 to the combined financial statements (referred to as the “Company”), for the year ended December 31, 2008. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Howard Street Associates, LLC, a wholly-owned combined subsidiary, which statements reflect total revenues constituting 12.7 percent in 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Howard Street Associates, LLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the results of operations of the Hudson Pacific Properties, Inc. and its cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the combined financial statements, on June 29, 2010, the Company completed its initial public offering and the related formation transactions which included a transaction between the Company and Howard Street Associates, LLC accounted for as entities under common control. For periods prior to the initial public offering, the Company’s combined financial statements were retrospectively amended to include Howard Street Associates, LLC.

/s/ MCGLADREY & PULLEN, LLP

Chicago, Illinois

November 22, 2010

HUDSON PACIFIC PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS
REAL ESTATE ASSETS
Land	$329,630	$193,042
Building and improvements	469,407	206,715
Tenant improvements	47,538	13,412
Furniture and fixtures	11,411	11,097
Property under development	7,904	4,148

Total real estate held for investment	865,890	428,414
Accumulated depreciation	(27,113)	(16,329)

Investment in real estate, net	838,777	412,085
Cash and cash equivalents	48,875	3,694
Restricted cash	4,121	4,231
Accounts receivable, net of allowance of $309 and $308	4,478	1,273
Straight-line rent receivables	6,703	2,935
Deferred leasing costs and lease intangibles, net	85,241	19,612
Deferred financing costs, net	3,211	668
Goodwill	8,754	—
Prepaid expenses and other assets	4,416	3,736

TOTAL ASSETS	$1,004,576	$448,234

LIABILITIES AND EQUITY
Notes payable	$342,060	$189,518
Accounts payable and accrued liabilities	11,507	6,026
Below-market leases, net	20,994	11,636
Security deposits	5,052	2,939
Prepaid rent	10,559	11,102
Interest rate contracts	71	425

TOTAL LIABILITIES	390,243	221,646
6.25% Series A cumulative redeemable preferred units of the Operating Partnership	12,475	—
Redeemable non-controlling interest in consolidated real estate entity	40,328	—
EQUITY
Members’ equity	—	223,240
Hudson Pacific Properties, Inc. stockholders’ equity:
Series B cumulative redeemable preferred stock	87,500	—
Common stock, $0.01 par value 490,000,000 authorized, 22,436,950 outstanding at December 31, 2010	224	—
Additional paid-in capital	411,598	—
Accumulated other comprehensive income	6	—
Accumulated deficit	(3,482)	—

Total Hudson Pacific Properties, Inc. stockholders’ and members’ equity	495,846	223,240
Non-controlling interests:
Members in consolidated real estate entities	—	3,348
Unitholders in the Operating Partnership	65,684	—

	65,684	3,348

TOTAL EQUITY	561,530	226,588

TOTAL LIABILITIES AND EQUITY	$1,004,576	$448,234

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Twelve Months Ended December 31
	2010	2009	2008
Revenues
Office
Rental	$22,247	$11,046	$8,235
Tenant recoveries	4,023	2,024	1,504
Other	233	252	41

Total office revenues	26,503	13,322	9,780
Media & entertainment
Rental	20,931	19,916	22,075
Tenant recoveries	1,571	1,792	1,544
Other property-related revenue	11,397	9,427	13,509
Other	238	64	92

Total media & entertainment revenues	34,137	31,199	37,220

Total revenues	60,640	44,521	47,000

Operating expenses
Office operating expenses	$10,212	$6,242	$3,003
Media & entertainment operating expenses	19,815	19,545	23,881
General and administrative	4,493	—	—
Depreciation and amortization	15,912	10,908	9,693

Total operating expenses	$50,432	$36,695	$36,577

Income from operations	10,208	7,826	10,423
Other expense (income)
Interest expense	8,831	8,792	12,029
Interest income	(59)	(19)	(48)
Unrealized (gain) loss on interest rate contracts	(347)	(400)	835
Sale of lot	—	—	208
Acquisition-related expenses	4,273	—	—
Other expense	192	97	21

	12,890	8,470	13,045

Net loss	(2,682)	(644)	(2,622)
Less: Net income attributable to preferred stock and units	(817)	—	—
Less: Net income attributable to restricted shares	(50)	—	—
Add: Net (income) loss attributable to non-controlling members in consolidated real estate entities	(119)	29	81
Add: Net loss attributable to unitholders in the Operating Partnership	418	—	—

Net (loss) income attributable to Hudson Pacific Properties, Inc. shareholders’ / controlling members’ equity	$(3,250)	$(615)	$(2,541)

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except share and per share amounts)

	Hudson Pacific Properties Inc., Stockholders’ Equity
	Common Shares	Stock Amount	Series B Cumulative Redeemable Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comp Income	Members’ Real Estate Equity	Non- controlling Interests - Unitholders in the Operating Partnership Units	Non- controlling Interest - Members in Consolidated Entities	Total
Balance, January 1, 2008	—	$—	$—	$—	$—	$—	$74,654	$—	$1,793	$76,447
Contributions							193,060		2,023	195,083
Distributions							(46,724)		(453)	(47,177)
Net loss							(2,541)		(81)	(2,622)

Balance December 31, 2008	—	$—	$—	$—	$—	$—	$218,449	$—	$3,282	$221,731
Contributions							6,390		111	6,501
Distributions							(984)		(16)	(1,000)
Net loss							(615)		(29)	(644)

Balance, December 31, 2009	—	$—	$—	$—	$—	$—	$223,240	$—	$3,348	$226,588
Contributions							4,122			4,122
Distributions							(1,703)			(1,703)
Proceeds from sale of common stock, net of underwriters discount	14,720,000	147		232,574						232,721
Proceeds from private placement	1,176,471	12		19,988						20,000
Issuance of restricted stock	490,442	4		(4)						—
Shares repurchased				(1)						(1)
Issuance of Series B Cumulative Redeemable Preferred Stock			87,500							87,500
Issuance of common units for acquisition of properties								12,019		12,019
Transaction related costs				(11,241)						(11,241)
Declared dividend			(427)	(4,271)				(502)		(5,200)
Amortization of stock based compensation				765						765
Acquisition of non-controlling member’s interest									(828)	(828)
Net income (loss)			427		(3,482)		283	(418)	(29)	(3,219)
Cash flow hedge adjustment						6		1		7

Comprehensive loss										(3,212)
Exchange of members’ equity for common stock and units	6,050,037	61		173,788			(225,942)	54,584	(2,491)	—

Balance, December 31, 2010	22,436,950	$224	$87,500	$411,598	$(3,482)	$6	$—	$65,684	$—	$561,530

The accompanying notes are an integral part of these consolidated financial statements.

HUDSON PACIFIC PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twelve Months Ended December 31
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,682)	$(644)	$(2,622)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	15,912	10,930	9,693
Amortization of deferred financing costs and loan premium, net	1,328	1,549	2,454
Amortization of stock based compensation	765	—	—
Straight-line rent receivables	(3,768)	(1,356)	(1,579)
Amortization of above-market leases	1,119	672	366
Amortization of below-market leases	(1,186)	(1,096)	(2,169)
Amortization of lease incentive costs	135	—	—
Bad debt expense	36	191	214
Amortization of ground lease	63	—	—
Unrealized gain on interest rate contracts	(347)	(399)	835
Other non-cash losses	—	75	—
Loss on sale of asset	—	33	—
Loss on sale of lot	—	—	208

Change in operating assets and liabilities:
Restricted cash	1,571	746	679
Accounts receivable	(3,817)	(236)	(595)
Deferred leasing costs and lease intangibles, net	(1,309)	(5,032)	(838)
Prepaid expenses and other assets	(137)	—	—
Accounts payable and accrued liabilities	626	1,036	(1,287)
Security deposits	907	1,123	675
Prepaid rent	(1,597)	(3,054)	14,015

Net cash provided by operating activities	7,619	4,538	20,049

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to investment property	(11,629)	(15,487)	(192,562)
Purchase of properties	(230,527)	30	11,404
Proceeds from sale of lot	—	—	2,632

Net cash used in investing activities	(242,156)	(15,457)	(178,526)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	116,385	3,924	41,937
Payments of notes payable	(157,786)	—	(23,875)
Proceeds from issuance of common stock	232,720	—	—
Proceeds from issuance of Series B cumulative redeemable preferred stock	87,500	—	—
Proceeds from private placement of common stock	20,000	—	—
Common stock and Series B issuance transaction costs	(11,241)	—	—
Acquisition of non-controlling members interest	(828)	—	—
Dividends paid to common stock and unit holders	(4,773)	—	—
Dividends paid to preferred stock and unit holders	(816)	—	—
Contributions by members	4,122	6,501	195,083
Distribution to members	(1,703)	(1,000)	(47,177)
Payment of loan costs	(3,862)	(625)	(2,174)

Net cash provided by financing activities	279,718	8,800	163,794

Net increase (decrease) in cash and cash equivalents	45,181	(2,119)	5,317
Cash and cash equivalents-beginning of period	3,694	5,813	496
Cash and cash equivalents-end of period	$48,875	$3,694	$5,813

Supplemental disclosure of cash flow information
Cash paid for interest, net of amounts capitalized	$7,870	$8,123	$9,745

Supplemental schedule of non-cash investing and financing activities
Accounts payable and accrued liabilities for investment in property	$3,477	$1,201	$5,692

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

1. Organization and Basis of Presentation

Hudson Pacific Properties, Inc. (which is referred to in these financial statements as the “Company,” “we,” “us,” or “our”) is a Maryland corporation formed on November 9, 2009 that did not have any meaningful operating activity until the consummation of our initial public offering and the related acquisition of our predecessor and certain other entities in June 2010.

We combined with our predecessor and Howard Street Associates LLC and acquired certain other entities simultaneously with the closing of our initial public offering on June 29, 2010 (“IPO”). On June 29, 2010, we completed the following formation transactions:

•	In our IPO we issued a total of 14,720,000 shares of our common stock in exchange for gross proceeds of approximately $250.2 million in cash.

•	In a concurrent private placement, we issued a total of 1,176,471 shares of our common stock in exchange for gross proceeds of $20.0 million in cash.

•

In our formation transactions, we acquired certain assets of our predecessor and other entities in exchange for the assumption or discharge of $246.3 million in indebtedness, the payment of $7.2 million in cash, and the issuance of 2,610,941 common units of partnership interest in our operating partnership, 499,014 series A preferred units of partnership interest in our operating partnership and 6,050,037 million shares of our common stock.

•	We entered into a $200.0 million senior secured revolving credit facility, with an accordion feature to increase the availability to $250.0 million under specified circumstances.

Because these transactions did not occur until shortly before June 30, 2010, the financial condition and results of operations for the entities acquired by our predecessor in connection with the IPO and related formation transactions are only included in certain historical financial statements. More specifically, our financial condition as of December 31, 2009 and results of operations for the year ending December 31, 2009 and 2008 reflect the financial condition and operating results for the combined predecessor entities consisting of HFOP City Plaza, LLC (asset owning entity of City Plaza), Sunset Bronson Entertainment Properties, LLC (asset owning entity of Sunset Bronson media and entertainment property), SGS Realty II, LLC (asset owning entity of Sunset Gower media and entertainment property and the Technicolor building), in addition to Howard Street Associates LLC (the asset-owning entity of 875 Howard Street). Our financial condition as of December 31, 2010 and results of operations for the year ending December 31, 2010 reflect the financial condition of the aforementioned entities, together with the entities we acquired at the time of our IPO, namely, Glenborough Tierrasanta, LLC (asset-owning entity of Tierrasanta), GLB Encino, LLC (asset-owning entity of First Financial) and Hudson Capital, LLC, in each case from the date of their acquisition. Our financial condition as of December 31, 2010 and results of operations for the year ending December 31, 2010 also reflect the acquisitions the Del Amo Office property, 9300 Wilshire Boulevard office property, 222 Kearny property, the Rincon Center joint venture interest, 1455 Market property, and 10950 Washington Boulevard property, from the date of each such acquisition.

We have determined that one of the entities comprising our predecessor, SGS Realty II, LLC, was the acquirer for accounting purposes in our formation transactions that occurred in connection with our IPO. In addition, we have concluded that any interests contributed by the controlling member of the other entities comprising our predecessor and Howard Street Associates, LLC in connection with our IPO was a transaction between entities under common control. As a result, the contribution of interests in each of these entities has been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

recorded at historical cost. The consideration we paid in connection with the contribution of the ownership of these entities to us is described in the third bullet point appearing above.

After the completion of the IPO, the concurrent private placement, and the related formation transactions that occurred on June 29, 2010, we are a fully integrated, self-administered, and self-managed real estate investment trust (“REIT”). Through our controlling interest in Hudson Pacific Properties, L.P. (our “Operating Partnership”) and its subsidiaries, we own, manage, lease, acquire and develop real estate, consisting primarily of office and media and entertainment properties. As of December 31, 2010, we owned a portfolio of 11 office properties (including our joint venture interest in the Rincon Center property) and two media and entertainment properties. All of these properties are located in California.

Any reference to the number of properties and square footage are unaudited and outside the scope of our independent registered public accounting firm’s audit of our financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated/combined financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. The real estate entities included in the accompanying consolidated/combined financial statements have been consolidated/combined on the basis that, for the periods prior to the completion of the offering, such entities were under common control.

Reclassifications

For periods prior to 2010, we have reclassified certain other property-related revenue and tenant recoveries relating to our media and entertainment properties which had been included as an offset to corresponding operating expenses, such that on account of such reclassification our media and entertainment revenue, other property-related revenue, and tenant recoveries and our media and entertainment operating expenses reflect the gross revenue and gross expenses, as applicable, without regard to such offset. This reclassification conforms the periods prior to 2010 with the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Investment in Real Estate Properties

The properties are carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. The Company assesses fair value based on estimated cash flow projections that utilize discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

Acquisition-related expenses are expensed in the period incurred.

The Company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

The Company capitalizes direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate project. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

The Company computes depreciation using the straight-line method over the estimated useful lives of a range of 39 years for building and improvements, 15 years for land improvements, 5 or 7 years for furniture and fixtures and equipment, and over the life of the lease for tenant improvements. Depreciation is discontinued when a property is identified as held for sale. Above- and below-market lease intangibles are amortized primarily to revenue over the remaining non-cancellable lease terms and bargain renewal periods, if any. Other in-place lease intangibles are amortized to expense over the remaining non-cancellable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets

The Company assesses the carrying value of real estate assets and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less cost to sell. The Company did not record any impairment charges related to its real estate assets and related intangibles during the year ended December 31, 2010 and 2009.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Our goodwill balance of $8,754 is reported as of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

December 31, 2010. Goodwill has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for impairment. No impairments have been noted for the year ended December 31, 2010.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short term investments with a maturity of three months or less when purchased.

The Company maintains some of its cash in bank deposit accounts that, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes and insurance expenditures, repairs and capital improvements reserves, general and other reserves and security deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due for monthly rents and other charges. The Company maintains an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. At December 31, 2010 and 2009, management believes that the collectability of straight-line rent balances are reasonably assured; accordingly, no allowance was established against straight-line rent receivables. The Company evaluates the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company’s historical collection experience. The Company recognizes an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company’s historical experience. Historical experience has been within management’s expectations.

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Other property related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (phone and internet). Other property related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

The Company recognizes gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) the Company is not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the respective loan.

Derivative Financial Instruments

The Company manages interest rate risk associated with borrowings by entering into interest rate derivative contracts. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and the changes in fair value are reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company held one interest rate swap at December 31, 2010, which has been accounted for as a cash flow hedge as more fully described in footnote 6 below. The Company held one interest rate contract instrument at December 31, 2009. The Company did not use hedge accounting for this instrument.

Stock Based Compensation

ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

incentive award plans are accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs.

Income Taxes

Our taxable income prior to the completion of our IPO is reportable by the members of the limited liability companies that comprise our predecessor. Our property-owning subsidiaries are limited liability companies and are treated as pass-through entities for income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements for the activities of these entities.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (“IRC”) commencing with our initial taxable year. To qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the IRC relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we qualify for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to qualify as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the IRC, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax.

We have elected, together with one of our subsidiaries, to treat such subsidiary as a taxable REIT subsidiary (“TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes.

The Company is subject to the statutory requirements of the state in which it conducts business.

The Company periodically evaluates it tax positions to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2010, the Company has not established a liability for uncertain tax positions.

Fair Value of Assets and Liabilities

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value. This update provides amendments to the Accounting Standard Codification (“ASC”) for the fair value measurement of liabilities. In circumstances in which a quoted price in an active market for the identical liability is not available, the reporting entity is required to measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets, or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. These amendments to the ASC are effective upon issuance and did not have a significant impact on our financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

The Company’s interest rate contract and interest rate cap agreements are classified as Level 2 and their fair value is derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

Unrealized gain associated with Level 2 assets was $7 for the year ended December 31, 2010. Unrealized gains associated with Level 2 liabilities was $347 for the year ended December 31, 2010. Unrealized gains associated with Level 2 liabilities were $400 for the year ended December 31, 2009. The unrealized gain associated with Level 2 assets for the year ended December 31, 2010 relates to an interest rate swap which has been accounted for as a cash flow hedge, therefore changes in the fair value of that derivative are recognized in other comprehensive income, which is a component of equity.

Recent Accounting Pronouncements

In January 2010, we adopted FASB guidance contained in ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The adoption of ASU 2009-17 did not have a material effect on our consolidated financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for new disclosures requiring us to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring us to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This ASU is effective for annual and interim reporting periods beginning after December 15, 2009 for most of the new disclosures and for periods beginning after December 15, 2010 for the new Level 3 disclosures. The adoption of this ASU did not have a material effect on our financial position and results of operations as it only addresses disclosures.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This standard amends the authoritative guidance for subsequent events that was previously issued and, among other things, exempts SEC registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provides different guidance on the accounting treatment for subsequent events or transactions. The adoption of this ASU did not have a material effect on our financial position and results of operations as it only addresses disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

3. Investment in Real Estate

A summary of the activity of our investment in real estate is as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Investment in real estate
Beginning balance	$428,414	$418,002	$239,378
Acquisitions	422,417	—	170,702
Improvements, capitalized costs	15,059	10,488	19,534
Cost of property sold	—	(76)	(11,612)

Ending Balance	$865,890	$428,414	$418,002

Accumulated depreciation
Beginning balance	$(16,329)	$(8,810)	$(2,306)
Additions	(10,784)	(7,532)	(6,504)
Deletions	—	13	—

Ending Balance	$(27,113)	$(16,329)	$(8,810)

We capitalized interest cost relating to the development of the Technicolor Building in the amounts of $0, $0, and $1,054 for the years ended December 31, 2010, 2009 and 2008, respectively. We capitalized real estate taxes relating to the development of the Technicolor Building in the amounts of $0, $0, and $401 for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2009, the 875 Howard Street Property began a redevelopment of a portion of the property, which was completed during 2010. For the years ended December 31, 2010 and 2009, we capitalized $165 and $544 of interest expense, respectively and $112 and $359, respectively of property operating costs as part of the redevelopment.

We acquired the Sunset Bronson and City Plaza properties on January 30, 2008 and August 26, 2008, respectively, and the results of operations for each are included in our consolidated statements of operations only from the date of acquisition. The following table represents our purchase price allocation for these acquisitions.

Date of acquisition	Sunset Bronson January 30, 2008	City Plaza August 26, 2008
Land	$89,309	$14,939
Building and improvements	24,886	33,149
Tenant improvements	487	931
Furniture and fixtures	7,001	—
Above-market leases	—	1,296
In-place leases	3,541	3,181

Net assets acquired	$125,224	$53,496

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

As described above, we also acquired GLB Encino, LLC, Glenborough Tierrasanta, LLC, and Hudson Capital, LLC as part of the formation transactions in connection with our IPO for approximately $89.0 million. The results of operations for each of the acquired entities are included in our consolidated statements of operations only from the date of acquisition. The following table represents our purchase price allocation for these acquisitions.

	GLB Encino, LLC and Glenborough Tierrasanta, LLC	Hudson Capital, LLC	Total
Consideration paid
Issuance of common shares or common operating partnership units	$3,019	$9,000	$12,019
Issuance of preferred operating partnership units	12,475	—	12,475
Cash consideration	7,200	—	7,200
Debt assumed	57,300	—	57,300

Total consideration paid	$79,994	$9,000	$88,994

Allocation of consideration paid
Investment in real estate, net	72,978	—	72,978
In-place leases	6,570	—	6,570
Goodwill	—	8,754	8,754
Other lease intangibles	1,940	—	1,940
Fair market favorable debt value	280	—	280
Below-market leases	(1,062)	—	(1,062)
Cash	—	23	23
Other asset (liabilities) assumed, net	(712)	223	(489)

Total consideration paid	$79,994	$9,000	$88,994

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

As described above, we also acquired the Del Amo Office property, the 9300 Wilshire Boulevard office building, the 222 Kearny property, the Rincon Center joint venture interest, the 1455 Market property and the 10950 Washington Boulevard property. The results of operations for each of these acquisitions are included in our consolidated statements of operations from the date of acquisition. The following table represents our purchase price allocation for these acquisitions.

Date of Acquisition	Del Amo August 13, 2010	9300 Wilshire August 24, 2010	222 Kearny October 8, 2010	Rincon Center December 16, 2010	1455 Market December 16, 2010	10950 Washington December 22, 2010	Total
Consideration paid
Cash consideration	$27,327	$14,684	$34,174	$38,391	$92,365	$16,409	$223,350
Redeemable Non-controlling Interest in Consolidated Real Estate Entity	—	—	—	40,180	—	—	40,180
Debt Assumed	—	—	—	106,000	—	30,000	136,000

Total consideration	$27,327	$14,684	$34,174	$184,571	$92,365	$46,409	$399,530

Allocation of consideration paid
Investment in real estate, net	18,000	10,718	31,356	170,060	76,216	43,089	349,439
Above-market leases	2,626	689	1,296	3,718	903	1,160	10,392
In-place leases	2,118	677	1,942	9,742	13,471	2,417	30,367
Other lease intangibles	558	198	491	3,717	8,212	765	13,941
Fair market unfavorable debt value	—	—	—	(650)	—	(230)	(880)
Below-market ground lease	4,198	2,822	494	—	—	—	7,514
Below-market leases	—	(104)	(691)	(1,587)	(5,899)	(1,201)	(9,482)
Other asset (liabilities) assumed, net	(173)	(316)	(714)	(429)	(538)	409	(1,761)

Total consideration paid	$27,327	$14,684	$34,174	$184,571	$92,365	$46,409	$399,530

The table below shows the pro forma financial information (unaudited) for the years ended December 31, 2010 and 2009 as if all properties had been acquired as of January 1, 2010 and 2009.

	Year ended December 31,
	2010	2009
Total revenues	$120,213	$111,294
Operating expenses	100,403	93,172
Interest expense	18,401	16,434
Net loss	$(2,594)	$(2,260)

On March 25, 2008, we sold to an unrelated third party a 37,351 square foot (unaudited) vacant lot related to our Sunset Bronson property with approximately 56,026 square feet of FAR (unaudited) for a sale price of $12.0 million, which resulted in a loss of $208.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

The table below shows the pro forma financial information (unaudited) for the year ended December 31, 2008 as if the City Plaza Property and Sunset Bronson Property had been acquired as of January 1, 2008. The Technicolor Building was completed and placed into service on June 1, 2008 and only had a partial year of operating in 2008.

	Year ended December 31, 2008
	Actual	Pro forma
Total revenue	$35,588	$39,240
Operating expenses	28,302	33,123
Interest expense	7,977	8,115
Net income (loss)	$(158)	$1,998

Variable Interest Entities (“VIE”)

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends FASB Accounting Standards Codification for Statement 167 and introduces a more qualitative approach to evaluating VIEs for consolidation. In addition, we are required to perform an analysis to determine whether a variable interest gives us a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the entity that has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining whether it has the power to direct the activities of the VIE that most significantly affect the VIE’s performance, the provision requires a company to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed. It also requires continuous reassessment of primary beneficiary status rather than periodic, event-driven assessments as previously required, and incorporates expanded disclosure requirements. This guidance is effective for interim and annual periods beginning after November 15, 2009.

Upon the acquisition of the 51% interest of the Rincon Center joint venture from an affiliate of Beacon Capital Partners on December,16 2010, we concluded that we are be the primary beneficiary of the Rincon Center joint venture and as a result of our assessment, we have consolidated the joint venture. We have authority, power and discretion to manage and control the business and affairs of the property which includes the day-to-day property management, leasing, development and obtaining property level financing. We have a call right and Beacon has a put right that, if exercised, obligates us to make an additional investment to acquire the remaining 49% interest in the Rincon Center joint venture in the second quarter of 2011 at a purchase price of approximately $38.7 million (before prorations). Further, if we default on our obligations under the put/call arrangement, we will be obligated to pay a termination fee of $17.5 million, and Beacon may elect to either purchase our interest in the Rincon Center joint venture or pursue a forced sale of the property.

The carrying value of real estate, nonrecourse mortgage debt and noncontrolling interest of the VIE for which the Company is the primary beneficiary is as follows:

	December 31, 2010	December 31, 2009
Investment in real estate, net	$169,872	$—
Notes payable, net of loan premium	$106,598	$—
Redeemable non-controlling interest in consolidated real estate entity	$40,328	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

4. Deferred leasing costs and lease intangibles, net

The following summarizes our deferred leasing costs and lease intangibles assets, net as of:

	December 31, 2010	December 31, 2009
Above-market leases	$15,780	$3,111
In-place leases	44,464	10,503
Below-market ground leases	7,513	—
Other lease intangibles	25,929	9,469
Lease incentive costs	956	1,096
Deferred leasing costs	4,154	3,967

	$98,796	$28,146
Accumulated amortization	(13,555)	(8,534)

Deferred leasing costs and lease intangibles, net	$85,241	$19,612

Below-market leases	$24,713	$14,169
Accumulated accretion	(3,719)	(2,533)

Below-market leases, net	$20,994	$11,636

During the years ended December 31, 2010, 2009 and 2008, the Company recognized $4,932, $2,528, and $3,059, respectively, of amortization expense related to lease costs and in-place leases, and amortized $1,119, $672, and $366, respectively, of above-market leases against rental revenue. As of December 31, 2010, the weighted-average amortization period for lease intangibles is 8.53 years.

As of December 31, 2010, the estimated aggregate amortization of deferred leasing costs and lease intangible assets, net for each of the next five years and thereafter are as follows:

2011	$19,749
2012	16,385
2013	13,433
2014	8,581
2015	7,231
Thereafter	19,862

$85,241

During the years ended December 31, 2010, 2009 and 2008, the Company amortized $1,186, $1,096, and $2,169, respectively of below-market leases in rental revenue. As of December 31, 2010, the weighted-average amortization period for below-market leases is 7.79 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

As of December 31, 2010 the estimated amortization of below-market leases, net for each of the next five years and thereafter are as follows:

2011	$3,748
2012	3,628
2013	3,237
2014	1,724
2015	1,599
Thereafter	7,058

$20,994

5. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of:

	December 31, 2010	December 31, 2009
Prepaid insurance	$2,078	$1,146
Prepaid property taxes	335	1,412
Corporate furniture, fixtures and equipment, net of accumulated depreciation of $275 and $0, respectively	286	—
Trade name, net of accumulated amortization of $345 and $243, respectively	677	779
Other	1,040	399

	$4,416	$3,736

Trade name is being amortized over a ten year period from the date of acquisition of our Sunset Gower property on August 17, 2007.

6. Notes Payable

Senior Secured Revolving Credit Facility

In conjunction with our initial public offering and formation transactions, we entered into a $200 million secured revolving credit facility with a group of lenders for which an affiliate of Barclays Capital Inc. acts as administrative agent and joint lead arranger and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated act as syndication agent and joint lead arranger. The credit facility bears interest at a rate per annum equal to LIBOR plus 325 basis points to 400 basis points, depending on our leverage ratio, provided that LIBOR is subject to a floor of 1.50%. The secured revolving credit facility contains an accordion feature that allows us to increase the availability by $50.0 million, to $250.0 million, under specified circumstances.

The amount available for us to borrow under the facility will be subject to the lesser of a percentage of the appraisal value of our properties that form the borrowing base of the facility and a minimum implied debt service coverage ratio. Our ability to borrow under the facility is subject to ongoing compliance with a number of customary restrictive covenants, including:

•	a maximum leverage ratio (defined as consolidated total indebtedness to total asset value) of 0.60:1.00;

•	a minimum fixed charge coverage ratio (defined as consolidated earnings before interest, taxes; depreciation and amortization to consolidated fixed charges) of 1.75:1.00;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

•	a maximum consolidated floating rate debt ratio (defined as consolidated floating rate indebtedness to total asset value) of 0.25:1.00;

•

a maximum recourse debt ratio (defined as recourse indebtedness other than indebtedness under the revolving credit facility but including unsecured lines of credit to total asset value) of 0.15:1.00; and

•	a minimum tangible net worth equal to at least 85% of our tangible net worth at the closing of our initial public offering plus 75% of the net proceeds of any additional equity issuances.

As of December 31, 2010 we are in compliance with all of the covenants on our secured revolving credit facility.

Outstanding Indebtedness

The following table sets forth information as of December 31, 2010 with respect to our outstanding indebtedness. The $115.0 million note secured by the Sunset Gower property and $37.5 million note secured by the 875 Howard Street property summarized below were repaid from proceeds of the initial public offering. Approximately $36.7 million was undrawn and available to us under the secured revolving credit facility as of December 31, 2010.

	Outstanding
Debt	December 31, 2010	December 31, 2009	Interest Rate	Maturity Date
Mortgage loan secured by Sunset Bronson	$37,000	$37,000	LIBOR+3.65%	4/30/2011
Mortgage loan secured by Rincon Center	106,000	—	6.08%	7/1/2011
Mortgage loan secured by First Financial	43,000	—	5.34%	12/1/2011
Mortgage loan secured by Tierrasanta	14,300	—	5.62%	12/1/2011
Mortgage loan secured by Sunset Gower	—	115,000	LIBOR+2.75%	3/14/2010
Construction loan secured by 875 Howard Street	—	37,518	LIBOR+1.75%	2/13/2011
Mortgage loan secured by 10950 Washington	30,000	—	5.94%	2/11/2012
Secured Revolving Credit Facility	111,117	—	LIBOR+3.25% to 4.00%	6/29/2013

Subtotal	$341,417	$189,518
Unamortized loan premium, net	643	—

Total	$342,060	$189,518

The following table summarizes stated debt maturities and scheduled principal repayments as of December 31, 2010:

2011	$200,300
2012	30,000
2013	111,117

$341,417

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

As a requirement of the Sunset Bronson mortgage loan, we entered into an interest rate collar agreement with a notional amount of $37.0 million, which sets the interest rate cap at 3.87% and the floor at 2.55%. The expiration date of the collar was June 1, 2010. We had not designated the interest rate collar agreement as a hedging instrument for accounting purposes; therefore, the change in the fair value of the derivative instrument is reported in current earnings. A new secured interest rate contract with respect to this loan went effective upon the closing of the IPO and related formation transaction on June 29, 2010, which swapped one-month LIBOR to a fixed rate of 0.75%. We designated this interest rate swap as a cash flow hedge for accounting purposes. The fair market value of the interest rate swap at December 31, 2010 was a $71 liability position and the fair market value of the interest rate collar as of December 31, 2009 was a $425 liability position and are included in the accompanying consolidated balance sheets. Of the 2010 change in fair value of $354, $347 is included in earnings and the remaining change in value of $7 is included in accumulated other comprehensive income. The change in fair value $410 for the year ended December 31, 2009 is included in earnings.

As a requirement of the Sunset Gower mortgage loan, we entered into an interest rate cap agreement, in order to cap the one-month LIBOR rate at 6.00%. As part of a May 2008 loan modification, we entered into another interest rate cap agreement in order to cap the one-month LIBOR rate at 4.75%, which was effective as of September 15, 2008. The notional amount and the terms of the interest rate cap are identical to the principal amount and terms of the mortgage loan. The cost related to the cap was $43 and it expired on September 15, 2009. On May 21, 2009, the Company entered into another interest rate cap agreement effective September 15, 2009 through March 15, 2010 to cap the interest rate during the extension of the loan at 4.75%. The fair market value of the interest rate cap agreement at December 31, 2009 was $0. The change in fair value of $20 for the year ended December 31, 2009 is included in earnings.

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A. secured by our Sunset Gower and Sunset Bronson media and entertainment campuses, see Item 14: Subsequent Events.

7. Lease Payments Future Minimum Rents (Ground Leases) and Future Minimum Base Rents

Lease Payments Future Minimum Rents (Ground Leases)

In conjunction with the acquisition of the Sunset Gower property, our Sunset Gower subsidiary assumed a ground lease agreement for a portion of the land with an unrelated party. Commencing September 1, 2007, the monthly rent increased to $15, whereas the monthly rent totaled $14 at the time of acquisition. The rental rate is currently being renegotiated and is subject to adjustment in February, every seven years. The ground lease terminates March 31, 2060.

In conjunction with the acquisitions of the 9300 Wilshire property, our 9300 Wilshire subsidiary assumed a ground lease agreement with an unrelated party. Minimum rent under the ground lease is $75 per year (additional rent under this lease of 6% of gross rentals less minimum rent, as defined in such lease, is not included in this amount). The ground lease terminates August 14, 2032.

In conjunction with the acquisitions of the Del Amo property, our Del Amo subsidiary assumed a ground sublease agreement with an unrelated party. Rent under the ground sublease is $1.00 per year, with sublessee being responsible for all impositions, insurance premiums, operating charges, maintenance charges, construction costs and other charges, costs and expenses that arise or may be contemplated under any provisions of the ground sublease. The ground lease terminates June 30, 2049.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

In conjunction with the acquisitions of the 222 Kearny property, our 222 Kearny subsidiary assumed a ground lease agreement underlying approximately 64.3% of the square footage of the building commonly known as 222 Kearny, with an unrelated party. Rent under the ground lease is the greater of: (A) $975 or (B) 20.0% of the first $8.0 million of tenant’s “Operating Income” during each “Lease Year” (as such terms are defined under the ground lease). The ground lease terminates June 14, 2054.

Total ground lease expense for the years ended December 31, 2010 and 2009, and 2008 totaled $462, $181 and $181, respectively.

The future ground lease payments in each of the next five years and thereafter are as follows:

2011	$1,231
2012	1,231
2013	1,231
2014	1,231
2015	1,231
Thereafter	46,850

$53,005

Future Minimum Base Rents

Our properties are leased to tenants under operating leases with initial term expiration dates ranging from 2011 to 2020. As of December 31, 2010, the minimum future cash rents to be received (excluding tenant reimbursements for operating expenses) under noncancelable operating leases for the properties in each of the next five years and thereafter are as follows:

2011	$57,962
2012	55,626
2013	53,322
2014	41,960
2015	37,908
Thereafter	79,537

$326,315

8. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, payables, and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. Fair values for notes payable are estimates based on rates currently prevailing for similar instruments of similar maturities. The estimated fair values of interest-rate hedge instruments were derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$342,060	$342,153	$189,518	$188,389
Interest rate contracts	71	71	425	425

	$342,131	$342,224	$189,943	$188,814

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

9. Commitments and Contingencies

Legal

The Company is subject to certain legal proceedings and claims arising in connection with its business. Management believes, based in part upon consultation with legal counsel, that the ultimate resolution of all such claims will not have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

Commitments

Pursuant to the Purchase and Sale Agreement dated August 11, 2008, City Plaza entered into an agreement pursuant to which it agreed to pay the Seller, as defined in the agreement, of the City Plaza property a Contingent Payment, as defined in the agreement, equal to 25% of net proceeds from any Capital Event, as defined in the agreement, in excess of proceeds necessary to provide an 11% unlevered IRR on the investment amount of $54,000. This obligation was to continue until either the Seller received $5,000, a transfer of the property to an unaffiliated third party occurred or a transfer of the membership interest of the Company to an unaffiliated third party occurred. Pursuant to a letter agreement dated March 1, 2010, the Seller agreed that the transfer of City Plaza in the formation transactions terminated the Contingent Payment obligation without giving rise to any payment.

Concentrations

All of the Company’s Properties are located in California which exposes the Company to greater economic risks than if it owned a more geographically dispersed portfolio. Further, for the years ended December 31, 2010 and 2009, approximately 56% and 70% , respectively of the Company’s revenues were derived from tenants in the media and entertainment industry which makes the Company particularly susceptible to demand for rental space in such industry. Consequently, the Company is subject to the risks associated with an investment in real estate with a concentration of tenants in that industry. For the years ended December 31, 2010 and 2009, the Technicolor Lease accounted for approximately 10% and 15%, respectively of total revenues and the KTLA lease accounted for approximately 5% and 7%, respectively, of total revenues.

Bank of America leases approximately 836,000 square feet (unaudited) of our 1455 Market property for various lease terms between one and seven years. As a result of our purchase of this property on December 16, 2010, this lease did not account for a material portion of our total revenue for the years ended December 31, 2010. For future periods, so long as this lease remains in place we expect that is will comprise a significant portion of our rental revenue. Consequently, the Company is subject to risks associated with this tenant.

10. Related-Party Transactions

Property management fees

For the periods prior to our initial public offering, we entered into a management agreement with Hudson Management to manage our properties. For the years ended December 31, 2010, 2009, and 2008, management fees of $460, $1,111 and $930, respectively, had been incurred. In addition, Hudson Management was entitled to a construction management fee of $300 plus 5% of the hard costs in association with other future developments. As of December 31, 2009 and 2008, $300 of construction management fees had been capitalized to construction in progress. These agreements were effectively terminated upon our acquisition of Hudson Management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

The developers and managers of the 875 Howard Street Property were TMG Partners and Flynn Properties, Inc. TMG Partners was also the managing member. TMG Partners and Flynn Properties, Inc. jointly began providing property management services for the 875 Howard Street Property starting February 15, 2007. A monthly property management fee equal to the greater of $20 per month or 2.5% of gross rents received from tenants during each calendar month was paid in equal parts to TMG Partners and Flynn Properties, Inc. These fees totaled $152, $240 and $240 for the years ended December 31, 2010, 2009, and 2008.

11. Segment Reporting

The Company’s reporting segments are based on the Company’s method of internal reporting which classifies its operations into two reporting segments: (i) office properties, and (ii) media and entertainment Properties. The Company evaluates performance based upon property net operating income from continuing operations (“NOI”) of the combined properties in each segment. NOI is not a measure of operating results or cash flows from operating activities as measured by GAAP, is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not calculate NOI in the same manner. The Company considers NOI to be an appropriate supplemental financial measure to net income because it helps both investors and management to understand the core operations of the Company’s properties. The Company defines NOI as operating revenues (including rental revenues, other property related revenue, tenant recoveries and other operating revenues), less property-level operating expenses (which includes external management fees and property level general and administrative expenses). NOI excludes corporate general and administrative expenses, depreciation and amortization, impairments, gain/loss on sale of real estate, interest expense, acquisition-related expenses, and other non-operating items.

Summary information for the reportable segments for the year ended December 31, 2010 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$22,247	$20,931	$43,178
Tenant recoveries	4,023	1,571	5,594
Other property related revenue	—	11,397	11,397
Other	233	238	471

Total revenues	26,503	34,137	60,640
Operating expenses	10,212	19,815	30,027

Net operating income	$16,291	$14,322	$30,613

Summary information for the reportable segments follows for the year ended December 31, 2009 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$11,046	$19,916	$30,962
Tenant recoveries	2,024	1,792	3,816
Other property related revenue	—	9,427	9,427
Other operating revenues	252	64	316

Total revenues	13,322	31,199	44,521
Operating expenses	6,242	19,545	25,787

Net operating income	$7,080	$11,654	$18,734

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

Summary information for the reportable segments follows for the year ended December 31, 2008 is as follows:

	Office Properties	Media and Entertainment Properties	Total
Rental revenues	$8,235	$22,075	$30,310
Tenant recoveries	1,504	1,544	3,048
Other property related revenue	—	13,509	13,509
Other operating revenues	41	92	133

Total revenues	9,780	37,220	47,000
Operating expenses	3,003	23,881	26,884

Net operating income	$6,777	$13,339	$20,116

The following is a reconciliation from NOI to reported net income, the most direct comparable financial measure calculated and presented in accordance with GAAP:

	Year ended December 31,
	2010	2009	2008
Net operating income	$30,613	$18,734	$20,116
General and administrative	(4,493)	—	—
Depreciation and amortization	(15,912)	(10,908)	(9,693)
Interest expense	(8,831)	(8,792)	(12,029)
Interest income	59	19	48
Unrealized gain (loss) on interest rate contracts	347	400	(835)
Sale of lot	—	—	(208)
Acquisition-related expenses	(4,273)	—	—
Other expenses	(192)	(97)	(21)

Net loss	$(2,682)	$(644)	$(2,622)

12. Equity

Common Stock

In our June 29, 2010 IPO we issued a total of 14,720,000 shares of our common stock in exchange for gross proceeds of approximately $250.2 million in cash. In a concurrent private placement, we issued a total of 1,176,471 shares of our common stock in exchange for gross proceeds of $20.0 million in cash. In our formation transactions, we acquired certain assets of our predecessor and other entities in exchange for the assumption or discharge of $246.3 million in indebtedness, the payment of $7.2 million in cash, and the issuance of 2,610,941 common units of partnership interest in our operating partnership (discussed below), 499,014 series A preferred units of partnership interest in our operating partnership (discussed below) and 6,050,037 shares of our common stock.

Non-controlling Interests

Non-controlling common partnership interests in our operating partnership relate to interests in the partnership that are not owned by us. Non-controlling interests consisted of 2,610,941 common units of partnership interest in our operating partnership, or common units, and represented approximately 10.4% of the outstanding common units in our operating partnership at December 31, 2010. Common units and shares of our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

common stock have essentially the same economic characteristics as they share equally in the total net income or loss distributions of our operating partnership. Commencing fourteen months after the completion of IPO, investors who own common units have the right to cause our operating partnership to redeem any or all of their common units for cash equal to the then-current market value of one share of common stock, or, at our election, shares of our common stock on a one-for-one basis.

Redeemable non-controlling interest in consolidated real estate entity relates to a joint venture relationship with an affiliate of Beacon Capital Partners (“Beacon”), an unrelated third party, in the Rincon Center property. We acquired a 51% interest in a 581,000 (unaudited) square foot commercial space owned by Beacon as described in note 3. We have a call right and Beacon has a put right that, if exercised, obligates us to make an additional investment to acquire the remaining 49% interest in the Rincon Center joint venture in the second quarter of 2011 at a purchase price of approximately $38.7 million (before prorations). Further, if we default on our obligations under the put/call arrangement, we will be obligated to pay a termination fee of $17.5 million, and Beacon may elect to either purchase our interest in the Rincon Center joint venture or pursue a forced sale of the property.

Non-controlling series A preferred partnership interests in our operating partnership relate to 499,014 series A preferred units of partnership interest our operating partnership, or series A preferred units, that are not owned by us. The following is a discussion of certain of the rights, privileges and preferences of the series A preferred units.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the operating partnership, holders of series A preferred units will be entitled to receive and be paid in cash an amount equal to $25.00 per preferred unit plus any accrued and unpaid distributions before any distribution or payment may be made with respect to any other series or class of partnership interest ranking junior to the series A preferred units (but only to the extent consistent with a liquidation in accordance with positive capital account balances).

Distributions

Holders of series A preferred units are entitled to receive, when, as and if declared by the operating partnership, out of available cash, cumulative preferential cash distributions in an amount equal to 6.25% per annum of the $25.00 liquidation preference per unit from the date of issuance of such unit, payable quarterly in arrears on or before the last calendar day of March, June, September and December of each year, commencing on the first of such dates to occur after the completion of our initial public offering. Distributions that are due but unpaid will accumulate and compound quarterly. If any such preferential distribution payments for any past quarterly period are in arrears, no distributions may be authorized or paid on any other series or class of partnership interest ranking junior to the series A preferred units, nor shall any other series or class of partnership interests ranking junior to the series A preferred units be redeemed, purchased or acquired by the operating partnership or us, except for:

•

a redemption of common units from us in connection with a redemption or repurchase by us of common stock for cash pursuant to certain restrictions on ownership and transfer of our stock or a redemption of preferred units from us in connection with a redemption or repurchase by us of outstanding preferred stock for cash;

•	the acquisition by us of common units tendered for redemption with shares of our common stock; or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

•	the conversion into or exchange for shares of our common stock or units ranking junior to the series A preferred units with no cash distributed.

Redemption Rights

Beginning three years after the completion of our initial public offering, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of their series A preferred units in exchange for a cash redemption price equal to $25.00 per unit plus any accrued distributions that have not been paid on or prior to the redemption date. The operating partnership’s obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we, as general partner, decline or fail to exercise our prior and independent right to acquire such preferred units in exchange for shares of our common stock that are issued under an effective registration statement under the Securities Act.

Any notice of redemption must be delivered at least 30 business days prior to the last day of the calendar quarter in which the redemption right is being exercised. On or before the close of business on the tenth business day after such a notice of redemption is received, we may, in our sole and absolute discretion but subject to certain restrictions on ownership and transfer of our stock, acquire some or all of the tendered series A preferred units in exchange for a number of registered shares of our common stock per unit with a value equal to the redemption price per unit, such value to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption.

Conversion Rights

Beginning three years after the completion of this offering, each limited partner holding series A preferred units and certain assignees will have the right, subject to the terms and conditions set forth in the partnership agreement, to convert all or any portion of its series A preferred units into a number of common units with a value equal to the aggregate redemption price of the series A preferred units tendered for conversion, the value of such common units to be based on the 10-day trailing average closing price of our common stock calculated as of the business day immediately prior to the date of redemption. Any such conversion of series A preferred units will be deemed to have been made at the close of business on the date that we, as general partner, receive notice of conversion.

In the event of a recapitalization, reclassification or change of outstanding common units (other than a subdivision or combination of outstanding common units), a merger, sale or other business combination of our operating partnership, a sale, conveyance or lease to another or entity of all or substantially all of the operating partnership’s property and assets (other than to one or more of our subsidiaries) or an exchange of substantially all of the outstanding common units for securities of another entity, in each case in which holders of common units are entitled to receive securities, other property or assets with respect to or in exchange for their common units, qualifying holders of series A preferred units will thereafter be entitled to convert their series A preferred units into the kind and amount of securities or other consideration that such holder would have owned or been entitled to receive upon such a business combination if such holder had converted its series A preferred units into common units immediately before the business combination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

Voting and Consent Rights

Generally, the series A preferred units are entitled to limited voting rights and in most cases vote on an as-converted basis with the holders of common units on any matter on which all limited partners are entitled to vote. However, so long as any series A preferred units remain outstanding, the consent of the limited partners holding a majority in interest of series A preferred units other than any limited partner 50% or more of whose equity is owned, directly or indirectly, by us will be required to:

•

authorize, designate or issue any class or series of partnership interests ranking pari passu with or senior to the series A preferred units with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the operating partnership;

•	increase the authorized or issued amount of series A preferred units; or

•

amend, alter or repeal the terms of the series A preferred units, whether by merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets or otherwise, so as to materially and adversely affect any right, preference or privilege of the series A preferred units, except that, so long as the series A preferred units remain outstanding following any such merger, consolidation, transfer or conveyance of all or substantially all of the operating partnership’s assets with the terms thereof materially unchanged, taking into account that, upon the occurrence of such an event, the operating partnership may not be the surviving entity and the surviving entity may not be a limited partnership, the occurrence of such an event will not be deemed to materially and adversely affect the rights, preferences or privileges of the series A preferred units and, in such case, no consent of limited partners holding series A preferred units would be required.

•

except as discussed below under “—General Partner Fundamental Change,” effect a “fundamental change,” which is generally defined as a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets not in the ordinary course of our business, a reclassification, recapitalization or change in the terms of our outstanding common equity interests (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our stockholders), as a result of which our stock ceases to be publicly traded or common units cease to be exchangeable (at our option) for publicly traded shares of our stock.

General Partner Fundamental Change

Without the approval of limited partners holding a majority in interest of the series A preferred units, we may not engage in a “fundamental change,” unless upon consummation of such a fundamental change transaction the partnership agreement or other organizational documents of any successor to the operating partnership will contain certain provisions requiring our operating partnership or such successor to:

•	make minimum tax distributions to holders of our series A preferred units;

•	continue to own an aggregate of at least 33% of the equity in our operating partnership through the ownership of equity interests which are subordinate to our series A preferred units; and

•

refrain from incurring additional indebtedness if its ratio of total indebtedness to gross asset value exceeds 50%, or allow this leverage ratio to exceed 60%, so long as series A preferred units remain outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

In connection with any fundamental change transaction, the operating partnership has the right to redeem all or any portion of the then outstanding series A preferred units for cash per unit equal to the redemption price.

Series B cumulative redeemable preferred stock

Series B cumulative redeemable preferred stock relates to 3,500,000 shares of our series B preferred stock, $0.01 par value per share. Dividends on our series B preferred stock are cumulative from the date of original issue (December 10, 2010) and payable quarterly on or about the last calendar day of each March, June, September and December, commencing on December 31, 2010, at the rate of 8.375% per annum of its $25.00 per share liquidation preference (equivalent to $2.09375 per share per annum). If following a change of control of our Company, either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the New York Stock Exchange, or NYSE, or quoted on the NASDAQ Stock Market, or NASDAQ (or listed or quoted on a successor exchange or quotation system), holders of our series B preferred stock will be entitled to receive cumulative cash dividends from, and including, the first date on which both the change of control occurred and either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted, at the increased rate of 12.375% per annum per share of the liquidation preference of our series B preferred stock (equivalent to $3.09375 per annum per share) for as long as either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted. Except in instances relating to preservation of our qualification as a real estate investment trust, or REIT, or in connection with a change of control of our company, our series B preferred stock is not redeemable prior to December 10, 2015. On and after December 10, 2015, we may redeem our series B preferred stock in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If at any time following a change of control either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system), we will have the option to redeem our series B preferred stock, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and either our series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for our series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to, but not including, the redemption date. Our series B preferred stock has no maturity date and will remain outstanding indefinitely unless redeemed by us, and it is not subject to any sinking fund or mandatory redemption and is not convertible into any of our other securities. For a description of the Series B cumulative redeemable preferred stock, please see “Description of our Preferred Stock” in our December 7, 2010 Prospectus.

Dividends

During the year ended December 31, 2010, we declared three dividends on our common stock and non-controlling common partnership interests of $0.0021 per share and unit for the period from June 29, 2010 to June 30, 2010, and $0.095 per share and unit for the third quarter ending September 30, 2010 and fourth quarter ended December 31, 2010. We also declared three dividends on our series A preferred partnership interests of $0.0086 per unit for the period from June 29, 2010, to June 30, 2010, and $0.3906 per unit for the third quarter ending September 30, 2010 and fourth quarter ended December 31, 2010. In addition, we declared dividends on our series B preferred shares of $0.12214 per share for the period from December 10, 2010 to December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

2010. The third quarter dividends were declared on September 22, 2010, to holders of record on September 30, 2010. The fourth quarter dividends were declared on December 12, 2010, to holders of record on December 20, 2010.

Taxability of Dividends

Earnings and profits, which determine the taxability of distributions to stockholders, may differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of loss on extinguishment of debt, revenue recognition, and compensation expense and in the basis of depreciable assets and estimated useful lives used to compute depreciation.

The Company’s dividends related to its common stock (CUSIP #444097109) and described above under “Dividends,” will be classified for United States federal income tax purposes as follows (unaudited):

			Ordinary Dividends
Record Date	Payment Date	Distribution Per Share	Total	Non-Qualified	Qualified	Return of Capital
9/30/2010	10/15/2010	$0.09710	$0.05465	$0.04768	$0.00697	$0.04245
12/20/2010	12/31/2010	$0.09500	$0.05347	$0.04665	$0.00682	$0.04153

	Totals	$0.19210	$0.10812	$0.09433	$0.01379	$0.08398
		100%	56.28%			43.72%

The Company’s dividends related to its 8.375% Series B Cumulative Preferred Stock (CUSIP #444097208) and described above under “Dividends,” will be classified for United States federal income tax purposes as follows (unaudited):

			Ordinary Dividends
Record Date	Payment Date	Distribution Per Share	Total	Non-Qualified	Qualified
12/20/2010	12/31/2010	$0.12214	$0.12214	$0.10657	$0.01557

	Totals	$0.12214	$0.12214	$0.10657	$0.01557

Stock-Based Compensation

In connection with entering into the employment arrangements effective as of closing of the IPO, Messrs. Coleman, Stern, Lammas, Barton, Shimoda, and certain non-executive employees and directors were granted 270,588 restricted shares of our common stock at our initial offering price of $17.00 per restricted share resulting in $4.5 million in total compensation expense. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of the IPO, subject to the executive’s continued employment. In addition, on December 29, 2010, various executives were granted 219,854 restricted shares of our common stock at the closing price of $15.01 per restricted share resulting in $3.3 million total compensation expense. We have elected to recognize the total compensation expense for time-vested shares on a straight-line basis over the vesting period based on the fair value of the award on the date of grant. None of the restricted shares were vested at December 31, 2010. For the year ended December 31, 2010, $765 of non-cash compensation expense was recognized in general and administrative expenses and additional paid in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except square footage and share data)

13. Quarterly Financial Information (unaudited)

	Three months ended
	December 31, 2010	September 31, 2010	June 30, 2010	March 31, 2010
Total revenues	$21,090	$17,505	$11,087	$10,958
Net loss	(531)	27	(2,847)	669
Less: Net income attributable to preferred non-controlling partnership interest	(622)	(195)	—	—
Less: Net income attributable to restricted shares	(25)	(25)	—	—
Less: Net (income) loss attributable to non-controlling members in consolidated real estate entities	(148)	—	32	(3)
Add: Net loss attributable to unitholders in the Operating Partnership	141	21	256	—

Net loss attributable to Hudson Pacific Properties, Inc. shareholders’ / controlling member’s equity	(1,185)	(172)	(2,559)	666

Net loss per common share—basic and diluted	(0.05)	(0.01)	—
Weighted average shares of common stock outstanding—basic and diluted	21,946,508	21,946,508	—	—

	Three months ended
	December 31, 2009	September 31, 2009	June 30, 2009	March 31, 2009
Total revenues	$10,602	$11,556	$10,828	$11,535
Net loss	(868)	97	(71)	198
Less: Net (income) attributable to non-controlling members in consolidated real estate entities	33	(2)	3	(5)

Net loss attributable to Hudson Pacific Properties, Inc. shareholders’ / controlling member’s equity	(835)	95	(68)	193

14. Subsequent Events

On February 11, 2011, we closed a five-year term loan totaling $92.0 million with Wells Fargo Bank, N.A., secured by our Sunset Gower and Sunset Bronson media and entertainment campuses. The loan bears interest at a rate equal to one-month LIBOR plus 3.50%. $37.0 million of the loan is currently subject to an interest rate swap agreement that fixes one-month LIBOR to a rate of 0.75% through April 30, 2011. On March 16, 2011, we purchased an interest rate cap in order to cap one-month LIBOR at 3.715% on $50.0 million of the loan through its maturity on February 11, 2016. Proceeds from the loan were used to fully refinance a $37.0 million mortgage loan secured by our Sunset Bronson campus that was scheduled to mature on April 30, 2011. The remaining proceeds were used to partially pay down our secured credit facility. As a result, as of February 15, 2011 $38.5 million of our secured credit facility had been drawn.

On February 24, 2011, we exercised our call right to purchase the remaining 49% interest in the Rincon Center property at a purchase price of approximately $38.7 million (before prorations). The transaction is expected to close in the second quarter of 2011.

Schedule III

Consolidated Real Estate and Accumulated Depreciation

(In thousands)

		Initial Costs		Cost Capitalized subsequent to Acquisition		Gross Carrying Amount at December 31, 2010			Accumulated Depreciation at December 31, 2010	Year Built/ Renovated	Year Acquired
Property name	Encumbrances at December 31, 2010	Land	Building & Improvements	Improvements	Carrying Costs	Land	Building & Improvements	Total
Office
City Plaza	$—	$14,939	$34,135	$3,221	$—	$14,939	$37,356	$52,295	$(2,544)	1969/1999	2008
Techniccolor Building	—	6,598	27,187	28,064	3,088	6,598	58,339	64,937	(5,291)	2008	2007
875 Howard Street Property	—	18,058	41,046	10,256	1,180	18,058	52,482	70,540	(4,984)	Various	2007
First Financial	43,000	8,115	52,137	930	—	8,115	53,067	61,182	(940)	1986	2010
Tierrasanta	14,300	3,056	9,670	32	—	3,056	9,702	12,758	(229)	1985	2010
Del Amo	—	—	18,000	14	—	—	18,014	18,014	(199)	1986	2010
9300 Wilshire	—	—	10,718	24	—	—	10,742	10,742	(121)	1965/2001	2010
222 Kearny	—	7,563	23,793	—	—	7,563	23,793	31,356	(238)	Various	2010
Rincon Center	106,000	58,649	111,411	17	—	58,649	111,428	170,077	(206)	1985	2010
1455 Market	—	41,226	34,990	—	—	41,226	34,990	76,216	(338)	1977	2010
10950 Washington	30,000	17,979	25,110	—	—	17,979	25,110	43,089	(27)	Various	2010
Media & Entertainment
Sunset Gower	—	75,749	58,969	6,488	—	75,749	65,457	141,206	(6,591)	Various	2007
Sunset Bronson	37,000	77,698	32,374	3,406	—	77,698	35,780	113,478	(5,405)	Various	2008

Total	$230,300	$329,630	$479,540	$52,452	$4,268	$329,630	$536,260	$865,890	$(27,113)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Hudson Pacific Properties, Inc.

We have audited the accompanying balance sheets of Howard Street Associates, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, members’ equity, and cash flows for the years ended December 31, 2009 and 2008, and the period from February 14, 2007 (Commencement of Operations) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Howard Street Associates, LLC as of December 31, 2009 and 2008, and the results of their operations and its cash flows for the years ended December 31, 2009 and 2008, and the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 22, 2010

Howard Street Associates, LLC

Balance Sheets

	December 31,
	2009	2008
	(In Thousands)
Assets
Real estate assets:
Land	$18,058	$18,058
Land improvements	564	564
Building and improvements	38,393	38,393
Tenant improvements	2,278	2,278
Property under development	3,637	93

Total real estate held for investment	62,930	59,386
Accumulated depreciation and amortization	(3,870)	(3,218)

Total investment in real estate, net	59,060	56,168

Cash and cash equivalents	1,438	858
Restricted cash	523	373
Deferred financing costs, net of accumulated amortization of $560 and $358 at December 31, 2009 and 2008, respectively	201	364
Lease intangibles, net of accumulated amortization of $2,047 and $1,848 at December 31, 2009 and 2008, respectively	794	993
Lease commissions, net of accumulated amortization of $720 and $878 at December 31, 2009 and 2008, respectively	1,535	502
Prepaid expenses and other assets	66	77

Total assets	$63,617	$59,335

Liabilities and members’ equity
Notes payable	$37,518	$33,594
Accounts payable and accrued liabilities	1,818	493
Below-market leases net of accumulated amortization of $5,430 and $4,334 at December 31, 2009 and 2008, respectively	11,637	12,733
Prepaid rent	83	181
Security deposits	904	—

Total liabilities	51,960	47,001

Members’ equity	11,657	12,334

Total liabilities and equity	$63,617	$59,335

See accompanying notes.

Howard Street Associates, LLC

Statements of Operations

	Year Ended December 31,		Period From February 14, 2007 (Commencement of Operations) to December 31, 2007
	2009	2008
	(In Thousands)
Revenues:
Rental income	$1,997	$4,444	$3,905
Tenant recoveries	396	718	620
Other	140	—	—

Total revenues	2,533	5,162	4,525

Expenses:
Office operating expenses	1,589	641	720
Real estate taxes	239	557	462
Depreciation and amortization	950	3,094	2,851

Total operating expenses	2,778	4,292	4,033

Income from operations	(245)	870	492

Other expense (income):
Interest expense	422	1,785	2,236
Interest income	(1)	(3)	(14)
Unrealized loss of interest rate contracts	11	—	24

	432	1,782	2,246

Net loss	$(677)	$(912)	$(1,754)

See accompanying notes.

Howard Street Associates, LLC

Statements of Members’ Equity

	TMG-Flynn SOMA, LLC	SOMA Square Investors, LLC	Total Members’ Equity
	(In Thousands)
February 14, 2007 (Commencement of Operations)	$—	$—	$—
Member contributions	900	14,100	15,000
Net loss	(105)	(1,649)	(1,754)

Balance at December 31, 2007	795	12,451	13,246
Net loss	(55)	(857)	(912)

Balance at December 31, 2008	740	11,594	12,334
Net loss	(41)	(636)	(677)

Balance at December 31, 2009	$699	$10,958	$11,657

See accompanying notes.

Howard Street Associates, LLC

Statements of Cash Flows

	Year Ended December 31,		Period From February 14, 2007 (Commencement of Operations) to December 31, 2007
	2009	2008
	(In Thousands)
Operating activities
Net loss	$(677)	$(912)	$(1,754)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	950	3,094	2,851
Amortization of deferred financing costs	88	187	171
Amortization of below-market rents	(1,096)	(2,169)	(2,165)
Unrealized loss on interest loss contract	11	—	24
Changes in operating assets and liabilities:
Lease commissions, prepaid expenses and other assets	(1,122)	7	(343)
Accounts payable and accrued liabilities	431	115	521
Restricted cash	(150)	(145)	(228)
Prepaid rent	(98)	40	141
Security deposits	904	—	—

Net cash provided by (used in) operating activities	(759)	217	(782)

Investing activities
Additions to investment in real estate	(2,535)	(102)	(66)
Acquisition of investment property	—	—	(46,257)

Net cash used in investing activities	(2,535)	(102)	(46,323)

Financing activities
Proceeds from notes payable	3,924	343	33,251
Contributions by members	—	—	15,000
Payment of loan costs and interest rate contracts	(50)	—	(746)

Net cash provided by financing activities	3,874	343	47,505

Net increase in cash and cash equivalents	580	458	400
Cash and cash equivalents at beginning of period	858	400	—

Cash and cash equivalents at end of period	$1,438	$858	$400

Supplemental disclosure of cash flow information
Cash paid for interest, net of amounts capitalized	$719	$1,667	$1,923

See accompanying notes.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

1. Formation and Limited Liability Company Agreement

Howard Street Associates, LLC, a Delaware limited liability company (the Company), was formed on December 6, 2006, to acquire, refurbish, re-tenant, improve, operate, market, lease, finance, and ultimately dispose of a commercial building located at 875-899 Howard Street, San Francisco, California (the Project).

The Project was acquired on February 15, 2007, and the Company commenced operation of the Project.

The members of the Company are TMG-Flynn SOMA, LLC, a Delaware limited liability company (the Managing Member), and SOMA Square Investors, LLC, a Delaware limited liability company (the Investor Member). The percentage interests of the Managing Member and the Investor Member are 6% and 94%, respectively. The members have committed to contribute a maximum of $18,000 in cash to the Company on a pari passu basis.

The Company will continue until December 31, 2057, unless terminated sooner, as provided in the Limited Liability Company Agreement (the Company Agreement).

The Members are to receive various cash distribution preferences. The Managing Member will receive additional cash distributions as each level of the cash distribution preferences is attained. The preferences include a complete return of the members’ invested capital, and preferred returns on invested capital at rates of 10%, 18%, 27.5%, and 35%, depending upon the amount of cash proceeds actually distributed.

Profits and losses are allocated in accordance with the partnership agreement and generally follow distributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates.

Investment in Real Estate

The property is carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liabilities, to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with GAAP. The Company assesses fair value

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The Company records acquired “above and below” market leases at fair value using discount rates that reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease;; and (ii) management’s estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal, and other related costs.

The capitalized below-market lease values are amortized as an increase to rental income over the terms in the respective leases. As of December 31, 2009 and 2008, the Company had a liability related to below-market leases of $11,637 and $12,733, respectively, net of accumulated amortization of $5,430 and $4,334, respectively. The weighted-average amortization period for the Company’s below market leases was approximately 13.2 and 13.9 years as of December 31, 2009 and 2008, respectively.

The table below presents the expected amortization related to the acquired in-place lease value and acquired below-market leases at December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total
Amortization expense:
Acquired in-place lease value	$60	$60	$60	$60	$60	$494	$794
Adjustments to rental revenues:
Below market leases	$880	$881	$881	$881	$881	$7,233	$11,637

The Company capitalizes direct construction and development costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the acquisition, development, or construction of a real estate project. Construction and development costs are capitalized while substantial activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after cessation of major construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

The Company computes depreciation using the straight-line method over the estimated useful lives as follows:

Land improvements	15 years
Building and improvements	39 years
Tenant improvements and leasing commissions	15 years
Furniture and equipment	5 to 7 years

Above- and below-market lease intangibles are amortized to revenue over the remaining non-cancelable lease terms and bargain renewal periods, if any. Other in-place lease intangibles are amortized to expense over the remaining non-cancelable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets

The Company assesses the carrying value of real estate assets and related intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the properties. Properties held for sale are recorded at the lower of cost or estimated fair value less the cost to sell. The Company did not record any impairment charges related to its real estate assets and related intangibles during 2009, 2008 and 2007.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus all short-term investments with an original maturity of three months or less when purchased.

The Company maintains some of its cash in bank deposit accounts that, at times, may exceed the federally insured limit. No losses have been experienced related to such accounts.

Restricted Cash

Restricted cash consists of amounts held by lenders to provide for future real estate taxes and insurance expenditures.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due for monthly rents and other charges. The Company maintains an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements, and other factors. For straight-line rent amounts, the Company’s assessment is based on amounts estimated to be recoverable over the term of the lease. At December 31, 2009 and 2008, management believes that the collectability of straight-line rent balances is reasonably assured; accordingly, no allowance was established against straight-line rent

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

receivables. The Company evaluates the collectability of accounts receivable based on a combination of factors. The allowance for doubtful accounts is based on specific identification of uncollectable accounts and the Company’s historical collection experience. The Company recognizes an allowance for doubtful accounts based on the length of time the receivables are past due, the current business environment, and the Company’s historical experience. Historical experience has been within management’s expectations.

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. The net impact of the amortization of acquired below-market leases increased revenue by $1,096, $2,169 and $2,165 for the years ended December 31, 2009, 2008, and the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, respectively. For assets acquired subject to leases, the Company recognizes revenue upon acquisition of the asset, provided the tenant has taken possession or controls the physical use of the leased asset.

If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors, including, but not limited to:

•	Whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	Whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	Whether the tenant improvements are unique to the tenant or general purpose in nature; and

•	Whether the tenant improvements are expected to have any residual value at the end of the lease.

Certain leases provide for additional rents contingent upon a percentage of the tenant’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. Such revenue is recognized only after the contingency has been removed (when the related thresholds are achieved), which may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Other property-related revenue is revenue that is derived from the tenants’ use of lighting, equipment rental, parking, power, HVAC and telecommunications (phone and internet). Other property-related revenue is recognized when these items are provided.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier, and bears the associated credit risk.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

The Company recognizes gains on sales of properties upon the closing of the transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when (i) the collectability of the sales price is reasonably assured, (ii) the Company is not obligated to perform significant activities after the sale, (iii) the initial investment from the buyer is sufficient, and (iv) other profit recognition criteria have been satisfied. Gains on sales of properties may be deferred in whole or in part until the requirements for gain recognition have been met.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the respective loan. Loan costs, net of related amortization, totaled $201 and $364 as of December 31, 2009 and 2008, respectively, and are included in deferred financing costs, net of accumulated amortization of $560 and $358 as of December 31, 2009 and 2008, respectively, in the accompanying balance sheets.

Derivative Financial Instruments

The Company manages interest rate risk associated with borrowings by entering into interest rate derivative contracts. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and the changes in fair value are reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income, which is a component of equity. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company held one interest rate cap with a fair value of $0 at December 31, 2009 and 2008. The Company did not use hedge accounting for this instrument.

Fair Value of Assets and Liabilities

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2:	Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3:	Prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a non-binding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis, and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions; (ii) price quotations are not based on current information; (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets); (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability; (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other non-performance risk for the asset or liability; (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread; (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities; and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions; (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant; (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced); and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

The Company’s interest rate contract and interest rate cap agreements are classified as Level 2 and their fair value is derived from estimated values obtained from the counterparties based on observable market data for similar instruments.

Unrealized losses associated with Level 2 liabilities were $11, $0 and $24 for the years ended December 31, 2009, 2008, and the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, respectively.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

Income Taxes

No provision for federal income taxes has been made as the liabilities for such taxes is that of the members, not the Company. The Company is subject to the statutory requirements of the state in which it conducts business.

3. Investment in Real Estate

As described above, the property was acquired for $46,000 plus closing costs and prorations on February 15, 2007, and, as such, the following table represents the Company’s purchase price allocation:

Total
Consideration paid to acquire Project:
Cash consideration	$46,257

Total consideration paid to acquire Project	$46,257

Allocation of consideration paid to acquire Project:
Investment in real estate, net	$59,104
Lease intangibles, net	2,841
Leasing commissions	1,122
Below-market leases	(17,067)
Other net assets acquired	257

Total allocation of consideration paid to acquire Project	$46,257

During 2009, the Company began a redevelopment of a portion of the Project which was completed during 2010. For the year ended December 31, 2009, the Company capitalized $544 of interest expense and $358 of property operating costs as part of the redevelopment.

4. Loan Payable

On February 15, 2007, the Company obtained a loan commitment of $57,628 with a bank as financing for the Project, with monthly interest-only payments due. An initial loan advance of $32,618 was made on February 15, 2007 and additional draws were taken of $633, $343 and $3,924, during the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, and the years ended December 31, 2008 and 2009, respectively. The additional loan advances are for capital expenses, leasing expenses, operating expenses, and interest coverage expenses. The loan was originally scheduled to mature on February 13, 2011, subject to an option to extend the maturity date for one 12-month term upon compliance with certain terms and conditions. In June 2010, the loan was repaid. The loan is secured by a deed of trust, assignment of leases, security agreement, and fixture filing on the Project.

The loan bears interest at the 30-day LIBOR plus 1.75% (2.000% at December 31, 2009, 3.625% at December 31, 2008, and 7.0% at December 31, 2007). The loan interest rate is reset on the second London business day before the ninth day of each calendar month, and is rounded up to the nearest one-eighth of one percent (1/8%).

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

Under the loan agreement, the Company was required to purchase an interest rate cap agreement and maintain such a cap for the duration of the loan until the loan is fully repaid. On February 14, 2007 (Commencement of Operations), the Company purchased, for a premium of $24, an interest rate cap effective February 14, 2007 (Commencement of Operations) through February 14, 2009, which limited its LIBOR exposure to a maximum rate of 6.25%. Upon the termination of the interest rate cap, the Company purchased, for a premium of $11, an interest rate cap effective February 14, 2009 through February 14, 2010, which limited its LIBOR exposure to a maximum rate of 4.25%. Under a separate agreement entered into between the bank and the Company, the Company’s right, title, and interest in the cap were assigned directly to the bank, such that during the period of time the loan remains outstanding, in the event that LIBOR exceeded the capped rate, the excess due to the Company from the provider of the cap will be paid directly to the bank, resulting in the Company limiting its variable portion of the interest expense to the capped rate plus 1.75%. Through December 31, 2009, no amounts have been paid to the bank under the interest rate cap as the LIBOR has not exceeded the capped rate.

The Company is exposed to credit loss in the event of non-performance by other parties to the interest rate cap agreement; however, the Company does not anticipate any non-performance by counter parties.

5. Tenant Concentrations

For the years ended December 31, 2009 and 2008, one tenant accounted for 32% and 73%, respectively, of the Property’s total revenues and another tenant accounted for 68% and 27%, respectively, of total revenues for the same period. For the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, one tenant accounted for 69% of the Property’s total revenues and another tenant accounted for 31% of total revenues for the same period.

6. Related-Party Transactions

The developer and manager of the Project is TMG Partners and Flynn Properties, Inc. TMG Partners is also the managing member of the Managing Member. TMG Partners and Flynn Properties, Inc. jointly began providing property management services for the Company starting February 15, 2007. A monthly property management fee equal to the greater of $20 per month or 2.5% of gross rents received from tenants during each calendar month is paid in equal parts to TMG Partners and Flynn Properties, Inc. These fees totaled $240, $240 and $210 for the years ended December 31, 2009 and 2008, and the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, respectively.

Under the management agreement, payroll-related costs were reimbursed to Flynn Properties, Inc. in the amount of $38 for the period from February 14, 2007 (Commencement of Operations) to December 31, 2007, and to TMG Partners and Flynn Properties, Inc. in the amount of $98 and $58 for the years ended December 31, 2009 and 2008, respectively.

Payroll-related costs are included in maintenance and repairs expense.

Howard Street Associates, LLC

Notes to the Financial Statements

Years Ended December 31, 2009 and 2008

and the Period from February 14, 2007 (Commencement of Operations) to December 31, 2007

(In Thousands)

7. Commitments and Contingencies

The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. Management believes that the ultimate settlement of these suits will not have a material adverse effect on the Company’s financial position and results of operations.

8. Lease Commitments

The Project was 65% leased and occupied at December 31, 2009 and 100% leased and occupied as of December 31, 2008 and 2007. One of the tenants has a lease that will expire in December 2013, with two five-year renewal options, while the more significant tenant was on a six-month renewal option and moved out in February 2009.

On September 2, 2009, the Company entered into a 10-year lease agreement with a new tenant. On November 16, 2009, the Company entered into a seven-year lease agreement with another new tenant. The lease is subject to extension for one term of five years.

Minimum future rental income as of December 31, 2009, is as follows:

2010	$708
2011	2,286
2012	2,588
2013	3,163
2014	2,608
Thereafter	12,303

Total future minimum rents	$23,656

Minimum future rentals do not include expenses reimbursed by tenants, which are to be paid based on the building operating costs and property taxes.

9. Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, payables, and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. The carrying value of variable rate notes payable are reasonable estimates of fair value.

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$37,518	$37,518	$33,594	$33,594

Report of Independent Auditors

The Board of Directors and Stockholders of Hudson Pacific Properties, Inc.

We have audited the accompanying statement of revenues and certain expenses (as defined in Note 1) of Canpartners IV 222 Kearny, LLC (the “Company”), for the year ended December 31, 2009. This statement of revenues and certain expenses is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Company was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Company.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of Canpartners IV 222 Kearny, LLC for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 22, 2010

Canpartners IV 222 Kearny, LLC

Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

	Nine Months Ended September 30, 2010 (unaudited)	Year Ended December 31, 2009
REVENUES
Rental revenues	$3,036	$4,346
Tenant recoveries	268	394
Parking	173	228

	3,477	4,968
CERTAIN EXPENSES
Property operating expenses	1,343	1,994
Ground lease expense	731	975

	2,074	2,969

Revenues in excess of certain expenses	$1,403	$1,999

See accompanying notes.

Canpartners IV 222 Kearny, LLC

Notes to Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses includes the operations of 222 Kearny Plaza (“222 Kearny”), an office building located in San Francisco, California. 222 Kearny is owned by Canpartners IV 222 Kearny, LLC (the “Company”).

The accompanying statements of revenues and certain expenses relate to 222 Kearny and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, general and administrative expense, interest expense, interest income and amortization of above and below market leases.

Unaudited Interim Financial Information

The accompanying interim unaudited financial statements have been prepared by 222 Kearny management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited statement of revenues and certain expenses for the nine months ended September 30, 2010 include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010. The interim unaudited statement of revenues and certain expenses should be read in conjunction with the Company’s audited statement of revenues and certain expenses for the year ended December 31, 2009.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Canpartners IV 222 Kearny, LLC

Notes to Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

3. Minimum Future Lease Rentals

As of September 30, 2010, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

Three-months ended December 31, 2010	$1,021
2011	3,379
2012	2,463
2013	1,737
2014	996
Thereafter	1,337

$10,933

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. Tenant Concentrations

One of the Property’s tenants accounted for 11% of the Company’s total revenues for the year ended December 31, 2009 and the nine months ended September 30, 2010 (unaudited).

5. Minimum Future Lease Payments

As of September 30, 2010, the minimum future cash rents payable under a non-cancelable land leases in each of the next five years and thereafter are as follows (unaudited):

Three-months ended December 31, 2010	$244
2011	975
2012	975
2013	975
2014	975
Thereafter	39,000

$43,144

6. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company.

7. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Board of Directors and Stockholders of Hudson Pacific Properties, Inc.

We have audited the accompanying statement of revenues and certain expenses (as defined in Note 1) of ECI Washington, LLC (the “Company”), for the year ended December 31, 2009. This statement of revenues and certain expenses is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Company was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Company.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above, of ECI Washington, LLC for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

November 22, 2010

ECI Washington, LLC

Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

	Nine Months Ended September 30, 2010 (unaudited)	Year Ended December 31, 2009
REVENUES
Rental revenues	$3,096	$4,058
Tenant recoveries	913	1,058
Parking	315	405

	4,324	5,521
CERTAIN EXPENSES
Property operating expenses	1,325	1,895

	1,325	1,895

Revenues in excess of certain expenses	$2,999	$3,626

See accompanying notes.

ECI Washington, LLC

Notes to Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses includes the operations of 10950 Washington Boulevard (“10950 Washington”), an office building located in Culver City, California. 10950 Washington is owned by ECI Washington, LLC (the “Company”).

The accompanying statements of revenues and certain expenses relate to 10950 Washington and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the unaudited statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, general and administrative expenses, interest expense, interest income and amortization of above and below market leases.

Unaudited Interim Financial Information

The accompanying interim unaudited financial statements have been prepared by 10950 Washington management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited statement of revenues and certain expenses for the nine months ended September 30, 2010 include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010. The interim unaudited statement of revenues and certain expenses should be read in conjunction with the Company’s audited statement of revenues and certain expenses for the year ended December 31, 2009.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

ECI Washington, LLC

Notes to Statements of Revenues and Certain Expenses

Nine Months Ended September 30, 2010 (unaudited) and Year Ended December 31, 2009

(In thousands)

3. Minimum Future Lease Rentals

As of September 30, 2010, the minimum future cash rents receivable under non-cancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

Three-months ended December 31, 2010	$1,073
2011	4,374
2012	4,361
2013	4,304
2014	4,149
Thereafter	2,006

$20,267

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. Tenant Concentrations

One of the Property’s tenants, accounted for 70% of the Company’s total revenues for the year ended December 31, 2009 and the nine months ended September 30, 2010 (unaudited).

5. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company.

6. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying combined statement of revenues and certain expenses (as defined in Note 1) of GLB Encino, LLC and Glenborough Tierrasanta, LLC (the “Company”), for the year ended December 31, 2009. This combined statement of revenues and certain expenses is the responsibility of the Company’s management. Our responsibility is to express an opinion on this combined statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Company were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Company.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the combined revenues and certain expenses, as defined above of GLB Encino, LLC and Glenborough Tierrasanta, LLC for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

April 9, 2010

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Combined Statement of Revenues and Certain Expenses

Three-Months Ended March 31, 2010 (Unaudited) and the Year Ended December 31, 2009

(In thousands)

	Three- Months Ended March 31, 2010 (Unaudited)	Year Ended December 31, 2009
Revenues
Rental revenues	$2,122	$8,493
Parking and other	310	1,198
Tenant recoveries	171	717

	2,603	10,408
Certain expenses
Property operating expenses	745	2,695
Other operating expenses	—	145

Revenues in excess of certain expenses	$1,858	$7,568

See accompanying notes.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Combined Statement of Revenues and Certain Expenses

Three-Months Ended March 31, 2010 (Unaudited) and the Year Ended December 31, 2009

(In thousands)

1. Basis of Presentation

The accompanying combined statements of revenues and certain expenses includes the combined operations of First Financial Plaza (“First Financial”), an office building located in Los Angeles, California and Tierrasanta Research Park (“Tierrasanta”), an office building located in San Diego, California. First Financial and Tierrasanta are owned by GLB Encino, LLC and Glenborough Tierrasanta, LLC, respectively (collectively, the “Company”). Glenborough Fund XIV, L.P. is the managing and sole member of GLB Encino, LLC and Glenborough Tierrasanta, LLC.

The accompanying combined statements of revenues and certain expenses relates to the Company and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the combined statement is not representative of the actual operations for the year presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Company, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above and below market leases. The Company is not aware of any material factors relating to First Financial and Tierrasanta other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

First Financial and Tierrasanta are under common management and their acquisition will be conditioned on a single event, consummation of an initial public offering. Due to common management, and consistent with Accounting Standards Codification (ASC) 810-10, Consolidation, management views First Financial and Tierrasanta on a combined basis.

Unaudited Interim Financial Information

The accompanying interim unaudited combined statement of revenues and certain expenses have been prepared by the Company’s management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited combined statement of revenues and certain expenses for the three months ended March 31, 2010, include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim period ended March 31, 2010 are not necessarily indicative of the results that may be expected for the years ended December 31, 2010. The interim unaudited combined statement of revenues and certain expenses should be read in conjunction with the Company’s audited combined statement of revenues and certain expenses for the year ended December 31, 2009 and notes thereto.

2. Principles of Combination

The combined financial statement includes selected accounts of the Company as described in Note 1. All significant intercompany accounts and transactions have been eliminated in the combined statements of revenues and certain expenses.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Combined Statement of Revenues and Certain Expenses

Three-Months Ended March 31, 2010 (Unaudited) and the Year Ended December 31, 2009

(In thousands)

3. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

4. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Company. As of March 31, 2010 , the minimum future cash rents receivable under noncancelable operating leases in each of the next five years and thereafter are as follows (unaudited):

April 1, 2010 to December 31, 2010	$5,876
2011	7,216
2012	6,758
2013	5,676
2014	4,357
Thereafter	11,307

$41,190

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

5. Tenant Concentrations

For the three months ended March 31, 2010 (unaudited) and the year ended December 31, 2009, one tenant represented 13% of the Company’s total revenue.

6. Related-Party Transactions

The Company reimburses an operating company that is owned by the minority owner of Glenborough Fund XIV, L.P. for property management payroll and related expenses. Such reimbursable costs are included in operating expenses in the accompanying statements of revenues and certain expenses.

GLB Encino, LLC and Glenborough Tierrasanta, LLC

Notes to Combined Statement of Revenues and Certain Expenses

Three Months Ended March 31, 2010 (Unaudited) and the Year Ended December 31, 2009

(In thousands)

7. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company’s results of operations.

8. Subsequent Events

The Company evaluated subsequent events through the date these combined financial statements were issued.

City Plaza

Unaudited Statements of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

	2008	2007
Revenues
Rental revenues	$2,174	$3,571
Parking and other	89	121
Tenant recoveries	162	367

	2,425	4,059

Certain expenses
Property operating expenses	1,742	1,689

Excess of revenues over certain expenses	$683	$2,370

See accompanying notes.

City Plaza

Notes to the Unaudited Statement of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses include the historical operations of City Plaza (the “Property”), an office building located in Orange, California. City Plaza was acquired by HFOP City Plaza, LLC on August 26, 2008.

Concurrent with the consummation of the initial public offering of the common stock of Hudson Pacific Properties, Inc., HFOP City Plaza, LLC will contribute its ownership interest in the Property to Hudson Pacific Properties, Inc. Affiliates of the prior owners of the Property have historically provided maintenance and management services to the Property.

The accompanying statements of revenues and certain expenses relate to the Property and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income, and amortization of above- and below-market leases.

Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, and parking and miscellaneous revenues are included in parking and other income in the accompanying statements of revenues and certain expenses. Lease termination fees are recognized when the related leases are canceled and the landlord has no continuing obligation to provide services to such former tenants.

Unaudited Interim Financial Information

The accompanying interim unaudited combined statements of revenues and certain expenses have been prepared by the Property’s management pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. The unaudited statement of revenues and certain expenses for the six months ended June 30, 2008 and 2007, include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information set forth therein. The results of operations for the interim periods ended June 30, 2008 and 2007 are not necessarily indicative of the results that may be expected for the years ended December 31, 2008 and 2007.

2. Summary of Significant Accounting Policies

The interim unaudited combined statements of revenues and certain expenses should be read in conjunction with the Property’s audited statements of revenues and certain expenses for the year ended December 31, 2007, and notes thereto.

City Plaza

Notes to the Unaudited Statement of Revenues and Certain Expenses

Six Months Ended June 30, 2008 and 2007

(In thousands)

Revenue Recognition

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with GAAP. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

4. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Stockholder of Hudson Pacific Properties, Inc.

We have audited the accompanying statement of revenues and certain expenses (as defined in Note 1) of City Plaza (the “Property”) for the year ended December 31, 2007. The statement of revenues and certain expenses is the responsibility of the management of the Property. Our responsibility is to express an opinion on the statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Property’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses of the Property was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Property.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenue and certain expenses, as defined above, of City Plaza for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

February 16, 2010

City Plaza

Statement of Revenue and Certain Expenses

Year Ended December 31, 2007

(In thousands)

Revenues
Rental revenues	$5,727
Parking and other	901
Tenant recoveries	454

7,082
Certain expenses
Property operating expenses	3,874

Excess of revenues over certain expenses	$3,208

See accompanying notes.

City Plaza

Notes to Statement of Revenues and Certain Expenses

Year ended December 31, 2007

(In thousands)

1. Basis of Presentation

The accompanying statement of revenues and certain expenses includes the historical operations of City Plaza (the “Property”), an office building located in Orange, California. City Plaza was acquired by HFOP City Plaza, LLC on August 26, 2008.

Concurrent with the consummation of the initial public offering of the common stock of Hudson Pacific Properties, Inc., HFOP City Plaza, LLC will contribute their ownership interest in the Property to Hudson Pacific Properties, Inc. Affiliates of the prior owners of the Property have historically provided maintenance and management services to the Property.

The accompanying combined statement of revenues and certain expenses relates to the Company and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the combined statement is not representative of the actual operations for the year presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Property, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above- and below-market leases.

Tenant reimbursements for real estate taxes, common area maintenance and other recoverable costs are recognized in the period that the expenses are incurred. Lease termination fees, and parking and miscellaneous revenues are included in parking and other income in the accompanying statements of revenues and certain expenses. Lease termination fees are recognized when the related leases are canceled and the landlord has no continuing obligation to provide services to such former tenants.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Property recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Property is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

City Plaza

Notes to Statement of Revenues and Certain Expenses

Year ended December 31, 2007

(In thousands)

3. Commitments and Contingencies

The Property is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Property’s results of operations.

4. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued.

Report of Independent Auditors

The Board of Directors and Stockholders of Hudson Pacific Properties, Inc.

We have audited the accompanying statements of revenues and certain expenses (as defined in Note 1) of Rincon Center JV LLC (the “Company”), for the years ended December 31, 2010 and 2009. These statements of revenues and certain expenses are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and certain expenses of the Company were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-11 of Hudson Pacific Properties, Inc. as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Company.

In our opinion, the statements of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses, as defined above Rincon Center JV LLC for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

April 14, 2011

Rincon Center JV LLC

Statements of Revenues and Certain Expenses

Year Ended December 31, 2010 and 2009

(In thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenues
Rental revenues	$16,832	$17,157
Parking and other	1,643	1,674
Tenant recoveries	1,547	1,477

Total revenues	20,022	20,308

Certain expenses
Property operating expenses	7,770	7,931

Total certain expenses	7,770	7,931

Revenues in excess of certain expenses	$12,252	$12,377

See accompanying notes.

Rincon Center JV LLC

Notes to Statements of Revenues and Certain Expenses

Years Ended December 31, 2010 and 2009

(In thousands)

1. Basis of Presentation

The accompanying statements of revenues and certain expenses include the operations of Rincon Center (“Rincon Center”), an office building located in San Francisco, California. Rincon Center is owned by Rincon Center JV LLC (the “Company”).

The accompanying statements of revenues and certain expenses relates to the Company and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred to the future operations of the Company, have been excluded. Such items include depreciation, amortization, management fees, interest expense, interest income and amortization of above and below market leases.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Rincon Center JV LLC

Notes to Combined Statement of Revenues and Certain Expenses

Year Ended December 31, 2010 and 2009

(In thousands)

3. Minimum Future Lease Rentals

There are various lease agreements in place with tenants to lease space in the Company. As of December 31, 2010, the minimum future cash rents receivable under noncancelable operating leases in each of the next five years and thereafter are as follows:

2011	$17,162
2012	16,458
2013	13,582
2014	9,432
2015	9,181
Thereafter	14,201

$80,016

Leases generally require reimbursement of the tenant’s proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

4. Tenant Concentrations

For the year ended December 31, 2010 and 2009, two tenants represented 68.5% and 68.5%, respectively, of the Company’s rental revenues.

5. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Company’s results of operations.

6. Subsequent Events

The Company evaluated subsequent events through the date these statements of revenues and certain expenses were issued.

6,750,000 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Barclays Capital

Morgan Stanley

Wells Fargo Securities

KeyBanc Capital Markets

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$13,575
FINRA Filing Fee	$12,193
Printing and Engraving Expenses	$92,398
Legal Fees and Expenses (other than Blue Sky)	$350,000
Accounting and Fees and Expenses	$161,839
Other expenses	$423,000

Total	$1,053,005

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On February 1, 2010 we issued 100 shares of our common stock to Victor J. Coleman in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

In connection with our initial public offering and related formation transactions, on June 29, 2010, an aggregate of (i) 6,050,037 shares of common stock, (ii) 2,610,941 common units of limited partnership interest in our operating partnership, or common units and (iii) series A preferred units of limited partnership interest in our operating partnership with an aggregate liquidation preference of approximately $12.5 million (before closing costs and prorations) were issued to certain persons transferring interests in the properties and assets comprising our initial portfolio to us in consideration of such transfers. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of the registration statement related to our initial public offering with the SEC. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares and units was effected in reliance upon exemptions from registration provided by Section 4(2) under the Securities Act and Regulation D of the Securities Act.

Concurrently with the closing of our initial public offering, we completed a separate private placement pursuant to which we sold 1,176,471 shares of common stock with an aggregate value of $20.0 million to Victor J. Coleman and certain investment funds affiliated with Farallon Capital Management, L.L.C., at a price per share equal to the price to the public without payment by us of any underwriting discount or commission. Mr. Coleman and each such investment fund had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the private placement prior to the filing of the registration statement related to our initial public offering with the SEC. Mr. Coleman and each such investment fund are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and Regulation D of the Securities Act.

Concurrently with the closing of this offering, we will complete a separate private placement pursuant to which we will sell 3,125,000 shares of common stock to certain investment funds affiliated with Farallon Capital Management, L.L.C., at a price per share equal to the price to the public without payment by us of any underwriting discount or commission. Each such investment fund had a substantive, pre-existing relationship with us prior to the filing of this registration statement with the SEC. Each such investment fund is an “accredited investor” as defined under Regulation D of the Securities Act. The issuance of such shares will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and pursuant to Regulation D of the Securities Act.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who:

•	is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

while a director or officer and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Hudson Pacific Properties, L.P., the partnership in which we serve as sole general partner.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(A)	Financial Statements. See Index to Consolidated Financial Statements and the related notes thereto.

(B)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

1.1	Form of Underwriting Agreement.(15)

3.1	Articles of Amendment and Restatement of Hudson Pacific Properties, Inc.(2)

3.2	Amended and Restated Bylaws of Hudson Pacific Properties, Inc.(2)

3.3	Articles Supplementary of Hudson Pacific Properties, Inc.(14)

4.1	Form of Certificate of Common Stock of Hudson Pacific Properties, Inc.(5)

4.2	Form of Certificate of Series B Preferred Stock of Hudson Pacific Properties, Inc. (9)

5.1	Opinion of Venable LLP.(15)

8.1	Opinion of Latham & Watkins LLP with respect to tax matters.(15)

10.1	Second Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.(14)

10.2	Registration Rights Agreement among Hudson Pacific Properties, Inc. and the persons named therein.(8)

10.3	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Victor J. Coleman.(8)

10.4	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Howard S. Stern.(8)

10.5	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark T. Lammas.(8)

10.6	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Christopher Barton.(8)

10.7	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Dale Shimoda.(8)

10.8	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Theodore R. Antenucci.(8)

10.9	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark Burnett.(8)

10.10	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Richard B. Fried.(8)

10.11	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Jonathan M. Glaser.(8)

10.12	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark D. Linehan.(8)

10.13	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Robert M. Moran, Jr.(8)

10.14	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Barry A. Porter.(8)

10.15	Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan.(5)

Exhibit

10.16	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.(5)

10.17	Hudson Pacific Properties, Inc. Director Stock Plan. (9)

10.18	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Victor J. Coleman.(2)

10.19	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Howard S. Stern.(2)

10.20	Employment Agreement, dated as of May 14, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Mark T. Lammas.(4)

10.21	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Christopher Barton.(2)

10.22	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Dale Shimoda.(2)

10.23	Contribution Agreement by and among Victor J. Coleman, Howard S. Stern, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.24	Contribution Agreement by and among SGS Investors, LLC, HFOP Investors, LLC, Soma Square Investors, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.25	Contribution Agreement by and among TMG-Flynn SOMA, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.26	Contribution Agreement by and among Glenborough Fund XIV, L.P., Glenborough Acquisition, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc. dated as of February 15, 2010.(1)

10.27	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of the Farallon Funds, dated as of February 15, 2010.(1)

10.28	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of TMG-Flynn SOMA, LLC, dated as of February 15, 2010.(1)

10.29	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of Glenborough Fund XIV, L.P. dated as of February 15, 2010.(1)

10.30	Subscription Agreement by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners III, L.P., Victor J. Coleman and Hudson Pacific Properties Inc. dated as of February 15, 2010.(2)

10.31	Tax Protection Agreement between Hudson Pacific Properties, L.P. and the persons named therein, dated June 29, 2010.(7)

10.32	Agreement of Purchase and Sale and Joint Escrow Instructions between Del Amo Fashion Center Operating Company and Hudson Capital, LLC dated as of May 18, 2010.(4)

10.33	Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated June 29, 2010.(7)

10.34	First Modification Agreement between Sunset Bronson Entertainment Properties, LLC and Wells Fargo Bank, N.A. dated as of June 10, 2010.(5)

Exhibit

10.35	Amended and Restated First Modification Agreement between Sunset Bronson Entertainment Properties, LLC and Wells Fargo Bank, N.A. dated as of June 29, 2010.(7)

10.36	Loan Agreement among Sunset Bronson Entertainment Properties, L.L.C., as Borrower, Wachovia Bank, National Association, as Administrative Agent, Wachovia Capital Markets, LLC, as Lead Arranger and Sole Bookrunner, and lenders party thereto, dated as of May 12, 2008.(6)

10.37	Conditional Consent Agreement between GLB Encino, LLC, as Borrower, and SunAmerica Life Insurance Company, as Lender, dated as of June 10, 2010.(6)

10.38	Amended and Restated Deed of Trust, Security Agreement, Fixture Filing, Financing Statement and Assignment of Leases and Rents between GLB Encino, LLC, as Trustor, SunAmerica Life Insurance Company, as Beneficiary, and First American Title Insurance Company, as Trustee, dated as of January 26, 2007.(6)

10.39	Amended and Restated Promissory Note by GLB Encino, as Maker, to SunAmerica Life Insurance Company, as Holder, dated as of January 26, 2007.(6)

10.40	Approval Letter from Wells Fargo, as Master Servicer, and CWCapital Asset Management, LLC, as Special Servicer to Hudson Capital LLC, dated as of June 8, 2010.(6)

10.41	Loan and Security Agreement between Glenborough Tierrasanta, LLC, as Borrower, and German American Capital Corporation, as Lender, dated as of November 28, 2006.(6)

10.42	Note by Glenborough Tierrasanta, LLC, as Borrower, in favor of German American Capital Corporation, as Lender, dated as of November 28, 2006.(6)

10.43	Reaffirmation, Consent to Transfer and Substitution of Indemnitor, by and among Glenborough Tierrasanta, LLC, Morgan Stanley Real Estate Fund V U.S., L.P., MSP Real Estate Fund V, L.P., Morgan Stanley Real Estate Investors, V U.S., L.P., Morgan Stanley Real Estate Fund V Special U.S., L.P., MSP Co-Investment Partnership V, L.P., MSP Co-Investment Partnership V-A, L.P., Glenborough Fund XIV, L.P., Hudson Pacific Properties, L.P., and U.S. Bank National Association, dated June 29, 2010.(7)

10.44	Purchase and Sale Agreement, dated September 15, 2010, by and between ECI Washington LLC and Hudson Pacific Properties, L.P. (9)

10.45	First Amendment to Purchase and Sale Agreement, dated October 1, 2010, by and between ECI Washington LLC and Hudson Pacific Properties, L.P. (9)

10.46	Term Loan Agreement by and between Sunset Bronson Entertainment Properties, LLC and Sunset Gower Entertainment Properties, LLC, as Borrowers, and Wells Fargo Bank, National Association, as Lender, dated February 11, 2011.(10)

10.47	Contract for Sale dated as of December 15, 2010 by and between Hudson 1455 Market, LLC and Bank of America, National Association. (12)

10.48	Contribution Agreement by and between BCSP IV U.S. Investments, L.P. and Hudson Pacific Properties, L.P., dated as of December 15, 2010.(14)

10.49	Limited Liability Company Agreement of Rincon Center JV LLC by and between Rincon Center Equity LLC and Hudson Rincon, LLC, dated as of December 16, 2010.(14)

10.50	First Amendment to Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated December 10, 2010. (14)

Exhibit

10.51	Second Amendment to Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated April 4, 2011. (13)

10.52	Form of First Amendment to Registration Rights Agreement by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P. (15)

10.53	Form of Subscription Amendment by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P.

21.1	List of Subsidiaries of the Registrant. (15)

23.1	Consent of Venable LLP (included in Exhibit 5.1). (15)

23.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1). (15)

23.3	Consent of Ernst & Young LLP.

23.4	Consent of McGladrey & Pullen, LLP.

24.1	Power of Attorney (included on the Signature Page to the Registration Statement on Form S-11 filed with the Securities and Exchange Commission on April 14, 2011).

(1)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 9, 2010.
(2)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on May 12, 2010.
(3)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 3, 2010.
(4)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 11, 2010.
(5)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 14, 2010.
(6)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 22, 2010.
(7)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 1, 2010.
(8)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on November 22, 2010.
(9)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on December 6, 2010.
(10)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 15, 2011.
(11)	Previously filed with the Annual Report on Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 24, 2011.
(12)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 21, 2010.
(13)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 5, 2011.
(14)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on April 14, 2011.
(15)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 25, 2011.

Item 37.	Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(b)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 26th day of April, 2011.

Hudson Pacific Properties, Inc.

By:	/S/ VICTOR J. COLEMAN
Victor J. Coleman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ VICTOR J. COLEMAN Victor J. Coleman	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 26, 2011

/S/ MARK T. LAMMAS Mark T. Lammas	Chief Financial Officer (Principal Financial Officer)	April 26, 2011

/S/ HOWARD S. STERN Howard S. Stern	President and Director	April 26, 2011

/S/ HAROUT DIRAMERIAN Harout Diramerian	Chief Accounting Officer (Principal Accounting Officer)	April 26, 2011

* Richard B. Fried	Director	April 26, 2011

* Theodore R. Antenucci	Director	April 26, 2011

* Jonathan M. Glaser	Director	April 26, 2011

* Mark D. Linehan	Director	April 26, 2011

* Robert M. Moran, Jr.	Director	April 26, 2011

* Barry A. Porter	Director	April 26, 2011

*By:	VICTOR J. COLEMAN
Victor J. Coleman Attorney-in-fact

EXHIBIT INDEX

Exhibit
1.1	Form of Underwriting Agreement.(15)

3.1	Articles of Amendment and Restatement of Hudson Pacific Properties, Inc.(2)

3.2	Amended and Restated Bylaws of Hudson Pacific Properties, Inc.(2)

3.3	Articles Supplementary of Hudson Pacific Properties, Inc.(14)

4.1	Form of Certificate of Common Stock of Hudson Pacific Properties, Inc.(5)

4.2	Form of Certificate of Series B Preferred Stock of Hudson Pacific Properties, Inc. (9)

5.1	Opinion of Venable LLP.(15)

8.1	Opinion of Latham & Watkins LLP with respect to tax matters.(15)

10.1	Second Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.(14)

10.2	Registration Rights Agreement among Hudson Pacific Properties, Inc. and the persons named therein.(8)

10.3	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Victor J. Coleman.(8)

10.4	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Howard S. Stern.(8)

10.5	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark T. Lammas.(8)

10.6	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Christopher Barton.(8)

10.7	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Dale Shimoda.(8)

10.8	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Theodore R. Antenucci.(8)

10.9	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark Burnett.(8)

10.10	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Richard B. Fried.(8)

10.11	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Jonathan M. Glaser.(8)

10.12	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Mark D. Linehan.(8)

10.13	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Robert M. Moran, Jr.(8)

10.14	Indemnification Agreement, dated June 29, 2010, by and between Hudson Pacific Properties, Inc. and Barry A. Porter.(8)

10.15	Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan.(5)

10.16	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement.(5)

10.17	Hudson Pacific Properties, Inc. Director Stock Plan. (9)

Exhibit
10.18	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Victor J. Coleman.(2)

10.19	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Howard S. Stern.(2)

10.20	Employment Agreement, dated as of May 14, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Mark T. Lammas.(4)

10.21	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Christopher Barton.(2)

10.22	Employment Agreement, dated as of April 22, 2010, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and Dale Shimoda.(2)

10.23	Contribution Agreement by and among Victor J. Coleman, Howard S. Stern, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.24	Contribution Agreement by and among SGS Investors, LLC, HFOP Investors, LLC, Soma Square Investors, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.25	Contribution Agreement by and among TMG-Flynn SOMA, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc., dated as of February 15, 2010.(1)

10.26	Contribution Agreement by and among Glenborough Fund XIV, L.P., Glenborough Acquisition, LLC, Hudson Pacific Properties, L.P. and Hudson Pacific Properties, Inc. dated as of February 15, 2010.(1)

10.27	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of the Farallon Funds, dated as of February 15, 2010.(1)

10.28	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of TMG-Flynn SOMA, LLC, dated as of February 15, 2010.(1)

10.29	Representation, Warranty and Indemnity Agreement by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the persons named therein as nominees of Glenborough Fund XIV, L.P. dated as of February 15, 2010.(1)

10.30	Subscription Agreement by and among Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners III, L.P., Victor J. Coleman and Hudson Pacific Properties Inc. dated as of February 15, 2010.(2)

10.31	Tax Protection Agreement between Hudson Pacific Properties, L.P. and the persons named therein, dated June 29, 2010.(7)

10.32	Agreement of Purchase and Sale and Joint Escrow Instructions between Del Amo Fashion Center Operating Company and Hudson Capital, LLC dated as of May 18, 2010.(4)

10.33	Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated June 29, 2010.(7)

10.34	First Modification Agreement between Sunset Bronson Entertainment Properties, LLC and Wells Fargo Bank, N.A. dated as of June 10, 2010.(5)

10.35	Amended and Restated First Modification Agreement between Sunset Bronson Entertainment Properties, LLC and Wells Fargo Bank, N.A. dated as of June 29, 2010.(7)

Exhibit
10.36	Loan Agreement among Sunset Bronson Entertainment Properties, L.L.C., as Borrower, Wachovia Bank, National Association, as Administrative Agent, Wachovia Capital Markets, LLC, as Lead Arranger and Sole Bookrunner, and lenders party thereto, dated as of May 12, 2008.(6)

10.37	Conditional Consent Agreement between GLB Encino, LLC, as Borrower, and SunAmerica Life Insurance Company, as Lender, dated as of June 10, 2010.(6)

10.38	Amended and Restated Deed of Trust, Security Agreement, Fixture Filing, Financing Statement and Assignment of Leases and Rents between GLB Encino, LLC, as Trustor, SunAmerica Life Insurance Company, as Beneficiary, and First American Title Insurance Company, as Trustee, dated as of January 26, 2007.(6)

10.39	Amended and Restated Promissory Note by GLB Encino, as Maker, to SunAmerica Life Insurance Company, as Holder, dated as of January 26, 2007.(6)

10.40	Approval Letter from Wells Fargo, as Master Servicer, and CWCapital Asset Management, LLC, as Special Servicer to Hudson Capital LLC, dated as of June 8, 2010.(6)

10.41	Loan and Security Agreement between Glenborough Tierrasanta, LLC, as Borrower, and German American Capital Corporation, as Lender, dated as of November 28, 2006.(6)

10.42	Note by Glenborough Tierrasanta, LLC, as Borrower, in favor of German American Capital Corporation, as Lender, dated as of November 28, 2006.(6)

10.43	Reaffirmation, Consent to Transfer and Substitution of Indemnitor, by and among Glenborough Tierrasanta, LLC, Morgan Stanley Real Estate Fund V U.S., L.P., MSP Real Estate Fund V, L.P., Morgan Stanley Real Estate Investors, V U.S., L.P., Morgan Stanley Real Estate Fund V Special U.S., L.P., MSP Co-Investment Partnership V, L.P., MSP Co-Investment Partnership V-A, L.P., Glenborough Fund XIV, L.P., Hudson Pacific Properties, L.P., and U.S. Bank National Association, dated June 29, 2010.(7)

10.44	Purchase and Sale Agreement, dated September 15, 2010, by and between ECI Washington LLC and Hudson Pacific Properties, L.P. (9)

10.45	First Amendment to Purchase and Sale Agreement, dated October 1, 2010, by and between ECI Washington LLC and Hudson Pacific Properties, L.P. (9)

10.46	Term Loan Agreement by and between Sunset Bronson Entertainment Properties, LLC and Sunset Gower Entertainment Properties, LLC, as Borrowers, and Wells Fargo Bank, National Association, as Lender, dated February 11, 2011.(10)

10.47	Contract for Sale dated as of December 15, 2010 by and between Hudson 1455 Market, LLC and Bank of America, National Association. (12)

10.48	Contribution Agreement by and between BCSP IV U.S. Investments, L.P. and Hudson Pacific Properties, L.P., dated as of December 15, 2010.(14)

10.49	Limited Liability Company Agreement of Rincon Center JV LLC by and between Rincon Center Equity LLC and Hudson Rincon, LLC, dated as of December 16, 2010.(14)

10.50	First Amendment to Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated December 10, 2010.(14)

10.51	Second Amendment to Credit Agreement among Hudson Pacific Properties, Inc., Hudson Pacific Properties L.P., Barclays Capital and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as successor in interest to Banc of America Securities LLC), as Joint Lead Arrangers, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, as Administrative Agent, and the other lenders party thereto, dated April 4, 2011. (13)

Exhibit

10.52	Form of First Amendment to Registration Rights Agreement by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P.(15)

10.53	Form of Subscription Amendment by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P.

21.1	List of Subsidiaries of the Registrant.(15)

23.1	Consent of Venable LLP (included in Exhibit 5.1).(15)

23.2	Consent of Latham & Watkins LLP (included in Exhibit 8.1).(15)

23.3	Consent of Ernst & Young LLP.

23.4	Consent of McGladrey & Pullen, LLP.

24.1	Power of Attorney (included on the Signature Page to the Registration Statement on Form S-11 filed with the Securities and Exchange Commission on April 14, 2011).

(1)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 9, 2010.
(2)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on May 12, 2010.
(3)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 3, 2010.
(4)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 11, 2010.
(5)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 14, 2010.
(6)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on June 22, 2010.
(7)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 1, 2010.
(8)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on November 22, 2010.
(9)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on December 6, 2010.
(10)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 15, 2011.
(11)	Previously filed with the Annual Report on Form 10-K filed by the Registrant with the Securities and Exchange Commission on March 24, 2011.
(12)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 21, 2010.
(13)	Previously filed with the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 5, 2011.
(14)	Previously filed with the Registration Statement on Form S-11 filed by the Registrant with the Securities and Exchange Commission on April 14, 2011.
(15)	Previously filed with the Registration Statement on Form S-11/A filed by the Registrant with the Securities and Exchange Commission on April 25, 2011.